                                                         OMB  APPROVAL
                                                      OMB Number:  3235-0116
                                                      Expires:August 31,2005
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                                                      hours per response...6.20

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

 For the month of May 13, 2004 .

 Commission File Number
                       ------------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----------------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                          -----------------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                       ----------------------------------------
                                                     (Registrant)

 Date May 13, 2004                  By       /s/ Philip G. Hosier
                                       ----------------------------------------
                                                (Signature) *
----------                                    Philip G.Hosier
* Print the name and title under the        Vice President, Finance
signature of the signing officer.

 SEC 1815 (11-02)          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                           INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                           OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                           DOMAN - WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                     [LOGO]

                     NOTICE OF MEETING OF AFFECTED CREDITORS
                    INFORMATION CIRCULAR AND PROXY STATEMENT
                                MONITOR'S REPORT
                                  MEETING ORDER
                           NOTICE OF SANCTION HEARING

                          INDEX TO INFORMATION PACKAGE

 PART I

 NOTICE OF MEETING OF AFFECTED CREDITORS

 PART II

 INFORMATION CIRCULAR AND PROXY STATEMENT

          SCHEDULE I - PLAN

          SCHEDULE II - TEXT OF AFFECTED CREDITORS' RESOLUTION

          SCHEDULE III - DISTRESSED SALE ANALYSIS

          SCHEDULE IV - INITIAL ORDER

          SCHEDULE V - CLAIMS PROCESS ORDER

          SCHEDULE VI - REVISED CLAIMS PROCESS ORDER

          SCHEDULE VII - LUMBERCO PROFORMA BALANCE SHEET

          SCHEDULE VIII - AMENDMENTS TO PLAN

 PART III

 MONITOR'S REPORT

 PART IV

 MEETING ORDER

 PART V

 NOTICE OF SANCTION HEARING

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                     NOTICE OF MEETING OF AFFECTED CREDITORS

NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the Affected Creditors (as defined in the information circular and proxy statement dated May 7, 2004 (the "Information Circular")) of the Doman Entities, including the Unsecured Noteholders (as defined in the Information Circular) will be held in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Monday, the 7th day of June, 2004 at: 10:00 o'clock a.m., (Vancouver time) for the following purposes:

(1) to consider and, if deemed advisable, to pass, with or without variation, resolutions to approve a plan of compromise and arrangement (the "Plan") proposed by the Doman Entities under the Companies' Creditors Arrangement Act (Canada) and the Reorganization pursuant to the Canada Business Corporations Act; and

(2) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Plan is described in the Information Circular accompanying this notice and a copy of the Plan is attached as Schedule "I" thereto. The full text of the proposed resolution is set out in Schedule "II" to the Information Circular. The Plan is being considered pursuant to an order (the "Meeting Order") of the Supreme Court of British Columbia (the "Court") dated April 30, 2004, and the Plan must be approved by a Sanction Order of the Court.

Affected Creditors requiring information with respect to the Meeting may contact KPMG Inc. (the "Monitor"), the Doman Entities' Monitor, at the address below.

Affected Creditors who are not attending at the Meeting in person and who wish to vote at the Meeting are required to date, sign and return the applicable form of proxy by courier, mail, fax or E-mail (in PDF format) delivery so that it is received by the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004. A proxy will not be valid and will not be acted upon, voted or recorded unless it is completed as specified herein and either mailed or otherwise sent so as to reach or be deposited with the Monitor not later than 5:00 p.m. (Vancouver time) on June 4, 2004.

IF THERE ARE ANY QUESTIONS REGARDING THE VOTING PROCESS OR ANY OTHER ASPECT OF THE MEETING, A REPRESENTATIVE OF THE MONITOR CAN BE CONTACTED TO DISCUSS SAME AT
(604) 646-6332.

The Monitor's address for the purpose of filing forms of proxy and for obtaining any additional information or materials related to the Meeting is:

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention:       Anthony Tillman
                                    Telephone:       (604) 646-6332
                                    Fax:             (604) 488-3809
                                    atillman@kpmg.ca

Copies of documents related to the Meeting will also be posted on the following websites - www.domans.com and www.kpmg.ca/doman

DATED at Vancouver, British Columbia, this 7th day of May, 2004.

                            DOMAN INDUSTRIES LIMITED

               AND CERTAIN OF ITS SUBSIDIARY ENTITIES AS FOLLOWS:

                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                           DOMAN - WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                    INFORMATION CIRCULAR AND PROXY STATEMENT
                                  PERTAINING TO
                      A PLAN OF COMPROMISE AND ARRANGEMENT
                                 PURSUANT TO THE
                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
                               AND REORGANIZATION
                                 PURSUANT TO THE
                        CANADA BUSINESS CORPORATIONS ACT

                       INVOLVING DOMAN INDUSTRIES LIMITED,
                     CERTAIN OF ITS SUBSIDIARY ENTITIES AND
                   4204247 CANADA INC. AND 4204255 CANADA INC.

                                   MAY 7, 2004

THESE MATERIALS REQUIRE YOUR IMMEDIATE ATTENTION. SHOULD YOU NOT UNDERSTAND THE CONTENTS OF THIS DOCUMENT, PLEASE CONSULT YOUR PROFESSIONAL ADVISORS. Additional copies of these materials may be obtained by writing or calling Doman Industries Limited, 3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9 (Telephone: 250 748 3711)

                                TABLE OF CONTENTS

                                                                                                                      PAGE
DEFINITIONS.......................................................................................................      I
SUMMARY...........................................................................................................     IV
INFORMATION CIRCULAR AND PROXY STATEMENT..........................................................................      1
PART I - INTRODUCTION.............................................................................................      1
PART II - SOLICITATION OF PROXIES AND VOTING AT THE MEETING.......................................................      2
Meeting...........................................................................................................      2
Solicitation of Proxies...........................................................................................      2
Appointment and Revocation of Proxies.............................................................................      2
Signature of Instrument of Proxy..................................................................................      3
Voting of Proxies.................................................................................................      3
Special Instructions for Voting and Revocation of Proxies by Unregistered Holders of Unsecured Notes..............      3
Exercise of Discretion of Proxyholder.............................................................................      4
Filing Proofs of Claim and Valuation of Claims for Voting Purposes................................................      5
Claims Disputes...................................................................................................      5
Release of Claims.................................................................................................      6
Meeting Procedure.................................................................................................      6
PART III - THE PLAN...............................................................................................      6
Court Proceedings.................................................................................................      6
Background........................................................................................................      7
      Overview of Business........................................................................................      7
      Financial Situation and Restructuring Efforts...............................................................      8
      CCAA Proceedings............................................................................................     10
      Current Financial Situation.................................................................................     12
Development and Purpose of the Plan...............................................................................     12
Overview of the Plan..............................................................................................     12
Warrant Offering and Private Placement............................................................................     13
Corporate Reorganization and Asset Transfers......................................................................     14
Effect of the Plan on Creditors and Securityholders...............................................................     16
      Affected Creditors..........................................................................................     16
      Holders of Secured Notes....................................................................................     17
      Shareholders of the Company.................................................................................     17
      Working Capital Lender......................................................................................     19
      Creditors Not Subject to the Plan...........................................................................     19
Financing Arrangements of Lumberco................................................................................     19
Governance Arrangements of Lumberco...............................................................................     20
Recommendation of the Board of Directors and Special Committee of the Board of Directors..........................     20
Recommendation of the Monitor.....................................................................................     21
Implications of Failure to Implement the Plan.....................................................................     21
Approvals of Creditors Required for the Plan......................................................................     22
Sanction Order....................................................................................................     22
Procedure and Timing for the Plan Becoming Effective..............................................................     22
Conditions to the Implementation of the Plan......................................................................     22
Terms of Sanction Order...........................................................................................     24
Information Regarding Lumberco and Pulpco.........................................................................     26
      Share Capital of Lumberco...................................................................................     26
      Lumberco Secured Bonds......................................................................................     27
      Shareholder Meetings........................................................................................     27
      Directors and Officers of Lumberco..........................................................................     28
      Proforma Financial Information..............................................................................     30
      Principal Holders of Lumberco Shares........................................................................     30
      Auditors, Registrar and Transfer Agent......................................................................     30
      Risk Factors................................................................................................     30
Regulatory Requirements...........................................................................................     36
      Securities Law Considerations...............................................................................     36
      Forestry Law Considerations.................................................................................     37
      Environmental Law Considerations............................................................................     38
Summary of Canadian Federal Income Tax Consequences to Affected Creditors.........................................     38
      Disposition of Affected Claims by Affected Creditors........................................................     39
      Expiry of Warrants..........................................................................................     39
      Exercise of Warrants........................................................................................     40
      Holding and Disposing of Lumberco Shares....................................................................     40
      Holding and Disposing of Lumberco Secured Bonds.............................................................     40
      Refundable Tax..............................................................................................     41
      Non-Residents of Canada.....................................................................................     41
Interest of Certain Persons in Matters to be Acted Upon...........................................................     41
Interest of Insiders In Material Transactions.....................................................................     41
Additional Information............................................................................................     41
Information Regarding Forward Looking Statements..................................................................     42
Notice to U.S. Creditors..........................................................................................     43
Auditors' Consent.................................................................................................     44

SCHEDULE I          PLAN
SCHEDULE II         TEXT OF AFFECTED CREDITORS' RESOLUTION
SCHEDULE III        DISTRESSED SALE ANALYSIS
SCHEDULE IV         INITIAL ORDER
SCHEDULE V          CLAIMS PROCESS ORDER
SCHEDULE VI         REVISED CLAIMS PROCESS ORDER
SCHEDULE VII        LUMBERCO PROFORMA  BALANCE SHEET
SCHEDULE VIII       AMENDMENTS TO PLAN

                                   DEFINITIONS

      Unless defined in this Information Circular, each capitalized term has the meaning ascribed to it in the Plan. Whenever used in this Information Circular, the following capitalized terms shall have the indicated meanings and grammatical variations of such terms shall have corresponding meanings:

     "Additional Creditor" shall have the meaning ascribed thereto in the Revised Claims Process Order.

     "ADMT" means air dried metric tonne, a metric tonne of pulp with a moisture content of 10% or less.

     "Affected Creditors' Resolution" means the resolution of the Affected Creditors approving the Plan, in the form set forth in Schedule II to this Information Circular, which is to be voted upon at the Meeting.

     "AIF" means the Annual Information Form of Doman dated April 16, 2004 relating to the fiscal year ended December 31, 2003.

     "Annual Filing" means the Annual Filing of Doman dated April 16, 2004.

     "Annual MD&A" means the Management's Discussion and Analysis of Doman relating to the fiscal year ended December 31, 2003.

     "Audited Financial Statements" means the audited annual financial statements of Doman relating to the fiscal year ended December 31, 2003.

     "Board of Directors" or "Board" means the Board of Directors of Doman.

     "Brascan" means Brascan Financial Corporation.

     "Claims Process Order" means the order made in respect of the Doman Entities on February 23, 2003 under the CCAA, as amended, extended or varied from time to time.

     "Class A Preferred Shares, Series 4" means the Class A Preferred Shares, Series 4 of the Company.

     "Code" means the Forest Practices Code of British Columbia Act, R.S.B.C. 1996, c. 159, as amended.

     "Committee" means the representatives of the informal committee of holders of the Unsecured 1994 Notes and the Unsecured 1997 Notes (excluding Tricap) recognized by the Court in its order dated October 10, 2003.

     "Creditor List" means the list of Creditors attached as Schedule "D" to the Claims Process Order.

     "Distressed Sale Analysis" means the analysis prepared by UBS of the potentially realizable value of the assets of the Doman Entities under a distress sale, which is set forth in Schedule III to this Information Circular.

     "Doman" or "the Company" means Doman Industries Limited.

     "Federal Government" means the Federal Government of Canada.

     "Information Circular" means this Information Circular and Proxy Statement, dated May 7, 2004, including without limitation the summary, schedules and appendices hereto.

     "Lumberco" means 4204247 Canada Inc., a corporation incorporated pursuant to the CBCA for the purpose of acquiring and holding the Lumber Assets and Pulpco Shares, whose name will be changed to "Western Forest Products Inc." or such other name as may be acceptable to Doman and the Restricted Group.

     "Lumberco Secured Bond Indenture" means the agreement to be entered into by Lumberco and the Bank of New York, as trustee, as of the Plan Implementation Date constituting and securing the Lumberco Secured Bonds.

     "Meeting" means the meeting of the Affected Creditors called pursuant to the CCAA for the purpose of considering and voting in respect of the Plan.

     "Meeting Date" means June 7, 2004.

     "Monitor's Report" means the "21st Report of KPMG Inc., Monitor" dated May 7, 2004 which accompanies this Information Circular.

     "Non-Voting Shares" means the Class B Non-Voting Shares, Series 2, of the Company.

     "Noteholder Agreements" means the Secured Note Agreement, Unsecured 1994 Note Agreement and Unsecured 1997 Note Agreement.

     "Notes" means the Secured Notes and the Unsecured Notes.

     "Notice of Disallowance" means a notice in writing by the Doman Entities to an Affected Creditor (including Additional Creditors) advising of reasons for rejection or revision of a Notice of Dispute or a Proof of Claim, as the case may be, in the form attached as Schedule "F" to the Claims Process Order or Schedule "D" to the Revised Claims Process Order, as the case may be.

     "Notice of Dispute" means a notice in writing by an Affected Creditor who disputes the amount listed for that Affected Creditor in the Creditor List, in the form attached as Schedule "E" to the Claims Process Order.

     "Notice of Meeting" means the notice of the Meeting that accompanies this Information Circular.

     "Notice of Objection" means a notice in writing by an Affected Creditor (including Additional Creditors) who objects to a Notice of Disallowance, in the form attached as Schedule "E" to the Revised Claims Process Order.

     "Original Noteholder Group" means those holders of the Unsecured 1994 Notes and the Unsecured 1997 Notes represented by Tricap, Merrill Lynch Investment Manager and Oppenheimer & Co.

     "Plan" means the Plan of Compromise and Arrangement pursuant to the CCAA and Reorganization pursuant to the CBCA attached as Schedule I hereto and filed by the Doman Entities under the CCAA, as such Plan may be amended, varied or supplemented by the Doman Entities from time to time in accordance with the terms thereof.

     "Provincial Government" means the Provincial Government of British
     Columbia.

     "Pulpco" means 4204255 Canada Inc., a corporation incorporated pursuant to the CBCA (which shall become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B" to the Plan), for the purpose of acquiring and holding the Pulp Assets, whose name will be changed to "Western Pulp Limited" or such other name as may be acceptable to Doman and the Restricted Group.

     "Secured Note Agreement" means the agreement between the Company and substantially all of its subsidiaries as guarantors, and Norwest Bank Minnesota, National Association (subsequently replaced by Wells Fargo Bank Minnesota N.A.), as trustee, dated as of June 18, 1999, constituting and securing the Secured Notes.

     "Secured Noteholders" means, collectively, the holders of the Secured
     Notes.

     "Secured Notes" means the US$160,000,000 of 12% series A and series B senior secured notes issued pursuant to an indenture, made as of June 18, 1999, between Doman and the Secured Notes Trustee, which notes are guaranteed by substantially all of the Doman Entities.

     "Secured Notes Trustee" means Wells Fargo Bank Minnesota N.A., as trustee for the Secured Noteholders.

     "Shares" means the Voting Shares, Non-Voting Shares and Class A Preferred Shares, Series 4.

     "Shareholders" means the registered holders of the Shares.

     "TSX" means the Toronto Stock Exchange.

     "UBS" means UBS Securities Canada Inc. and UBS Securities LLC and their affiliates, the financial advisor to the Doman Entities.

     "Unsecured 1994 Note Agreement" means the agreement between the Company and substantially all of its subsidiaries as guarantors, and the United States Trust Company of New York (subsequently replaced by the Bank of New York), as trustee, dated as of March 2, 1994, constituting the Unsecured 1994 Notes.

     "Unsecured 1994 Notes" means the US$425,000,000 of 8.75% Senior Notes due 2004 issued pursuant to the Unsecured 1994 Note Agreement, of which US$388,000,000 aggregate principal amount is outstanding.

     "Unsecured 1997 Note Agreement" means the agreement between the Company and substantially all of its subsidiaries as guarantors, and the United States Trust Company of New York (subsequently replaced by the Bank of New York), as trustee, dated as of November 13, 1997, constituting the Unsecured 1997 Notes.

     "Unsecured 1997 Notes" means the US$125,000,000 of 9.25% Series A and Series B Senior Notes due 2007 issued pursuant to the Unsecured 1997 Note Agreement, of which US$125,000,000 aggregate principal amount is outstanding.

     "Unsecured Notes" means, collectively, the Unsecured 1994 Notes and the Unsecured 1997 Notes.

     "Unsecured Noteholder" means a holder of Unsecured Notes.

     "Voting Shares" means the Class A Common Shares of the Company.

      WORDS IMPORTING THE SINGULAR NUMBER ONLY INCLUDE THE PLURAL AND VICE VERSA AND WORDS IMPORTING ANY GENDER INCLUDE ALL GENDERS. ALL REFERENCES IN THIS INFORMATION CIRCULAR TO DOLLAR AMOUNTS ARE STATED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED.

                                     SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the Schedules hereto and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, including the Schedules hereto. Capitalized terms used in this Information Circular including this Summary are defined in the Plan or under the heading "Definitions" in this Information Circular.

COURT PROCEEDINGS       On November 7, 2002, the Court granted an initial order
                        under the CCAA with respect to the Doman Entities and appointed KPMG Inc. to monitor the business of the Doman
                        Entities. The CCAA proceedings have allowed the Doman
                        Entities to continue their business under the protection of a general stay of proceedings pending the filing of a restructuring plan. The stay has been extended on a number of occasions. On April 6, 2004 the Court continued the stay until June 11, 2004. On April 30,
                        2004 the Court authorized and directed that the Plan be filed with the Court and circulated to Affected
                        Creditors and further directed that the Meeting be held on June 7, 2004 to consider and vote on the Plan.

BACKGROUND TO THE PLAN  On February 5, 2004, the Restricted Group submitted a term sheet to the Court which formed the basis of the Plan. On April 26, 2004, the Company announced that it had reached an agreement in principle with the Restricted Group to support the proposed Plan, subject to certain modifications. The Plan reflects the agreement reached by Doman with the Restricted Group after extensive negotiations. The Restricted Group was advised by experienced counsel. The Restricted Group supports the Plan and believes, based upon information provided to it by the Company and the Monitor, that the Plan provides Unsecured Noteholders with a greater recovery than through a liquidation of the assets of the Doman Entities. THE RESTRICTED GROUP RECOMMENDS THAT UNSECURED NOTEHOLDERS VOTE FOR APPROVAL OF THE PLAN.

PURPOSE AND EFFECT      The Doman Entities currently have outstanding
OF THE PLAN             indebtedness of over $1 billion and are continuing to
                        experience financial difficulties and continue to be unable to pay all of their ongoing obligations. In the event that the Plan is not approved at the Meeting, sanctioned by the Court and implemented, a forced liquidation of the Doman Entities' assets would be the inevitable result. The Plan is intended to provide
                        Affected Creditors with a more favourable recovery on their claims through participation in the equity of Lumberco than in the case of a forced liquidation and to allow the existing assets of the Doman Entities (other than the Port Alice Assets) to continue in operation.

                        If implemented, the general effect of the Plan will be to segregate the principal operating assets of the Doman Entities (other than the Port Alice Assets) into two separate operating groups (Lumberco and Pulpco); compromise the claims of Affected Creditors for equity and other securities of Lumberco so as to enable the business of the Doman Entities to be carried on under new corporate structures, and facilitate a full refinancing of the Secured Notes through the distribution of Warrants and the Private Placement.

LUMBERCO - LUMBERCO     Lumberco will acquire all of the Doman Entities' Lumber
SHARES AND WARRANTS     Assets. It is a condition to Implementation of the Plan
                        that Lumberco obtain conditional listing approval of the Lumberco Shares on the TSX.

                        Claims of Affected Creditors, amounting in the aggregate to approximately $850 million will be satisfied by the distribution of a pro rata share of 75% of the total amount of Lumberco Shares (as at the Plan Implementation
                        Date) and Warrants (which do not include the Class C Warrants) to acquire Units, or for some Affected Creditors, cash payments. Affected Creditors who are residents of the United States will not be entitled to exercise Warrants unless they provide evidence satisfactory to Lumberco that they are "accredited investors". The Warrants to be issued by Lumberco may be exercised by payment of US$950.00 per Unit. Each Unit will consist of US$1,000 aggregate principal amount of Lumberco Secured Bonds and a pro rata share of approximately 12.5% of the total amount of Lumberco Shares (as at the Plan Implementation Date). Pursuant to the Standby Commitment, the Standby Purchasers have agreed to take-up any Units not subscribed for by Affected Creditors. The remaining 12.5% of the total amount of Lumberco Shares (as at the Plan Implementation
                        Date) and an additional US$110.5 million principal amount of Lumberco Secured Bonds will be issued to the Standby Purchasers pursuant to the Private Placement.

                        The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, expected to be US$210 million, will be used primarily to repay in full the principal and interest owing on the Secured Notes and to cover the Doman Entities' CCAA exit costs.

ELECTIONS TO RECEIVE    An Affected Creditor who holds a Distribution Claim on
CASH                    the Distribution Record Date in an aggregate amount of
                        $50,000 or less and who provides to the Monitor on or before the Election Date an Election to Receive Cash, or an Affected Creditor who holds a Distribution Claim in an aggregate amount in excess of $50,000 and who, by providing an Election to Receive Cash to the Monitor on or before the Election Date, reduces the aggregate amount of such Distribution Claim to $50,000, will be entitled to receive, in lieu of receiving Lumberco
                        Shares and Warrants under the Plan, an amount equal to the lesser of $10,000 and twenty per cent (20%) of the actual aggregate amount of such Affected Creditor's
                        Distribution Claims.

LUMBERCO SECURED BONDS  Up to $221 million principal amount of Lumberco Secured
                        Bonds will be issued by Lumberco pursuant to the Private Placement, the exercise of Warrants and the Standby Commitment. The Lumberco Secured Bonds will be direct, secured obligations of Lumberco and will be guaranteed by each of the material subsidiaries of Lumberco (other than Pulpco). Such obligations will be secured by a first priority charge over all of the fixed assets of Lumberco and its subsidiaries, which will rank pari passu with any security granted to secure certain obligations under any hedging arrangements and will rank subordinate to the security interest of the Working Capital Lender.

NEW WORKING CAPITAL     On or prior to the Plan Implementation Date, Lumberco
FACILITY                will become a party to a new revolving line of credit
                        evidenced by a financing agreement with the Working
                        Capital Lender providing for revolving advances up to $100 million principal (the "New Working Capital Facility"). It is intended that the New Working Capital Facility will replace the current working capital facility between Doman and the Working Capital Lender, which will be terminated.

PULPCO - PULPCO NOTE    Pulpco, a subsidiary of Lumberco, will acquire the
                        Doman Entities' Pulp Assets (other than the Port Alice
                        Assets), and will issue a term promissory note to Lumberco in a principal amount of $110 million and will grant to Lumberco a security interest covering all of the property and assets of Pulpco to secure Pulpco's obligations under the Pulpco Note.

AFFECTED CREDITORS      Under the Plan, there is one class of Affected
                        Creditors. Implementation of the Plan will effectively result in the compromise of approximately $850 million of Affected Claims.

UNAFFECTED CREDITORS    Unaffected Creditors, including holders of Secured
                        Notes, the Working Capital Lender and holders of First
                        Nations Claims, shall not be entitled to vote or receive any Distributions under the Plan. Except for Transferred
                        Obligations, all amounts due to Unaffected Creditors prior to the Plan Implementation Date, which are in arrears as at the Plan Implementation Date as a result of the Initial Order will be paid to such Unaffected
                        Creditors upon implementation of the Plan.

HOLDERS OF SECURED      The proceeds received by Lumberco from the exercise of
NOTES                   Warrants and the Private Placement will be used to pay
                        the full amount of the Secured Notes, including all principal, overdue and accrued but unpaid interest owing and all costs payable to the Secured Notes Trustee.

SHAREHOLDERS OF THE     Existing Doman Shareholders will not be entitled to any
COMPANY                 distributions or other compensation under the Plan and
                        will have no entitlement to vote on the Plan. However, they will be granted three tranches of Class C Warrants to purchase Lumberco Shares for a period of up to five years at various exercise prices. Existing Doman
                        Shareholders resident in the U.S. will not receive Class
                        C Warrants unless they are "accredited investors". On or after the first anniversary of the Plan Implementation
                        Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity, and Lumberco will be entitled (on 30 days' notice) to terminate any tranche of Class C
                        Warrants if the common shares of Lumberco trade during a 20-day trading period at a weighted average price that is more than 125% of the exercise price of that tranche.
                        The Class C Warrants will not be transferable and will not be listed for trading.

WORKING CAPITAL LENDER  The existing indebtedness under the Doman Entities'
                        current working capital facility will be refinanced through a secured committed credit facility to Lumberco in the amount of $100 million.

INTERCOMPANY CLAIMS     No Distributions under the Plan shall be made with
                        respect to Intercompany Claims and Intercompany Claims shall be otherwise dealt with in accordance with the transactions contemplated by Schedule "B" to the Plan.

CREDITORS' MEETING      For the purpose of considering, and if thought fit,
                        approving the Plan, there will be one class of Creditors of the Doman Entities, consisting of the Affected
                        Creditors Class. The Meeting will be held at 10:00 a.m.
                        (Vancouver time) on June 7, 2004, in the Regency
                        Ballroom at the Hyatt Regency Hotel, 655 Burrard Street,
                        Vancouver, British Columbia.

                        The Plan must be approved by a majority in number, representing not less than 66-2/3% in value of the Affected Creditors present and voting in person or by proxy. Completed proxies must be received prior to 5:00 p.m. (Vancouver time) on June 4, 2004, the Business Day immediately prior to the date of the Meeting.

VALUATION AND PROOF OF  The following Affected Creditors will be entitled to
CLAIMS                  vote at the Meeting in accordance with the Meeting
                        Order:

                           (a)    an Unsecured Noteholder;

                           (b) an Affected Creditor who agrees or is deemed to have agreed with the outstanding dollar amount as set out in the Creditor List delivered on or about February 23, 2003;

                           (c) an Affected Creditor who previously filed a Proof of Claim and whose Claim has been accepted; or

                           (d) an Additional Creditor who, prior to May 25, 2004, delivers to the Monitor a correctly completed Proof of Claim and whose Claim has been accepted.

                         If the Doman Entities decide to disallow an Additional Creditor's Claim, they must send a Notice of Disallowance to the Additional Creditor and to the Monitor on or before May 31, 2004. The fact that the Doman Entities do not dispute a Proof of Claim for voting purposes will not preclude them from doing so for Distribution purposes.

                         Each Affected Creditor who is entitled to vote shall be entitled to vote at the Meeting to the extent of the amount of such Affected Creditor's Affected Claims and the amount, if any of such Affected Creditor's Disputed Distribution Claims held as of the second Business Day prior to the Meeting allowed for voting purposes pursuant to the Claims Process Order and/or Revised Claims Process Order. Votes may be cast at the Meeting in person, or by proxy, in accordance with the Meeting Order.

RECOMMENDATION OF THE    In the circumstances and given the extended refinancing
BOARD OF DIRECTORS       solicitation process leading up to finalization of the
                         Plan, the discussions that have taken place with the Restricted Group and the advice of the Company's advisors, the Special Committee of the Board of Directors, and ultimately the full Board of Directors of the Company, have concluded that it is in the best interests of the Company to support the Plan. THE
                         COMPANY THEREFORE RECOMMENDS THAT AFFECTED CREDITORS
                         VOTE FOR APPROVAL OF THE PLAN.

RECOMMENDATION OF THE    THE MONITOR RECOMMENDS TO THE AFFECTED CREDITORS THAT
MONITOR                  THEY ACCEPT THE PLAN TERMS AS PROPOSED AND VOTE FOR
                         APPROVAL OF THE PLAN. See the Monitor's Report accompanying this Information for further details regarding the recommendation of the Monitor.

PROCEDURE AND TIMING     If the Meeting is held as scheduled and is not
FOR THE PLAN BECOMING    adjourned, the Plan is approved by Affected Creditors,
EFFECTIVE                the other necessary conditions at that point in time
                         are satisfied or waived, and the Sanction Order is granted in a form and in substance satisfactory to the Doman Entities and the Restricted Group and all other conditions set out in the Plan are satisfied, the Plan
                         Implementation Date should occur after the expiry of the relevant appeal period in the CCAA Proceedings, which is expected to occur in July, 2004.

IMPLICATIONS OF FAILURE  A distressed sale or other means of liquidation of the
TO IMPLEMENT THE PLAN    Doman Entities' assets appears to be a certain
                         consequence of a failure to implement the Plan. The
                         Secured Notes mature on July 1, 2004, and if the Plan is not implemented, the Secured Noteholders will almost certainly seek leave from the Court to appoint a receiver to sell the assets of the Doman Entities with a view to recovering amounts owing under the Secured
                         Notes. Based on the estimated range of distressed sale values in the Distressed Sale Analysis, management believes that, in a distressed sale, Affected Creditors would at best receive approximately 12% of amounts owing to them and could receive significantly less if a sale of the Doman Entities as a going concern could not be accomplished. If certain assumptions in the Distressed Sale Analysis were to be changed, the resulting recovery would be different. The Company has concluded that Shareholders would receive no recovery in respect of their Shares. Other options, such as a potential sale of the whole or portions of the Doman
                         Entities, were pursued by the Doman Entities over a number of months in connection with the Restructuring
                         Solicitation Process, but no viable alternatives were identified.

                            DOMAN INDUSTRIES LIMITED

               AND CERTAIN OF ITS SUBSIDIARY ENTITIES AS FOLLOWS:
                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                           DOMAN - WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                       AND
                   4204247 CANADA INC. AND 4204255 CANADA INC.

                    INFORMATION CIRCULAR AND PROXY STATEMENT
                          MEETING OF AFFECTED CREDITORS

                              PART I - INTRODUCTION

      This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the Doman Entities for use at the Meeting and any adjournments thereof. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED HEREIN HAS BEEN SUPPLIED BY DOMAN, LUMBERCO AND PULPCO.

      The Monitor has not audited or otherwise verified the information contained herein, including, without limitation, the Distressed Sale Analysis attached as Schedule III hereto.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE PLAN OR ANY OTHER MATTERS TO BE CONSIDERED AT THE MEETING OTHER THAN THOSE CONTAINED IN THIS INFORMATION CIRCULAR AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THE SECURITIES TO BE ISSUED PURSUANT TO THE PLAN AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

      All summaries of and references to the Plan in this Information Circular are qualified in their entirety by reference to the complete text of the Plan. A copy of the Plan is attached to this Information Circular as Schedule I. YOU ARE URGED TO CAREFULLY READ THE FULL TEXT OF THE PLAN.

      Information contained in this Information Circular is given as of May 7, 2004, unless otherwise specifically stated.

      THIS INFORMATION CIRCULAR CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

           PART II - SOLICITATION OF PROXIES AND VOTING AT THE MEETING

MEETING

      For the purposes of considering the Plan, there will be one class of Creditors of the Doman Entities, consisting of the Affected Creditors Class. Further to the Revised Claims Process Order and the Meeting Order, the Doman Entities have called a meeting of the Affected Creditors, at which Meeting the Affected Creditors Class will be asked to consider and, if thought fit, approve the Plan. The Meeting will be held at 10:00 a.m. (Vancouver time) on June 7, 2004, in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

      The Chair of the Meeting shall be entitled to adjourn and further adjourn such Meeting at the Meeting or any adjourned Meeting provided that any such adjournment or adjournments shall be for a period of not more than thirty (30) days in total and, in the event of any adjournment, the Doman Entities shall not be required to deliver any notice of the adjournment of the Meeting or adjourned Meeting other than announcing the adjournment at the Meeting or posting notice of the adjournment at the originally designated time and location of the Meeting being adjourned.

      The only Persons entitled to attend the Meeting are those Affected Creditors entitled to vote at such Meeting, representatives of the Doman Entities, the Monitor and their respective legal counsel and financial advisors and representatives of the holders of Secured Notes and the Working Capital Lender. Any other Person may be admitted by a majority vote of the Affected Creditors present at the Meeting. The Chair of the Meeting will be Peter D. Gibson of KPMG Inc., the Monitor, or another representative of the Monitor.

      Any vote to be taken at the Meeting shall be conducted by way of a ballot, which shall be conducted under the auspices of the Chair and the scrutineers attending at the Meeting.

SOLICITATION OF PROXIES

      This Information Circular is furnished in connection with the solicitation by the Doman Entities of proxies to be used at the Meeting, which is to be held for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail and may also be made by way of newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees and agents of the Doman Entities. All costs of the solicitation will be borne by the Doman Entities. Instruments of proxy are relevant for voting purposes only and the completion and delivery of an instrument of proxy by an Affected Creditor will not affect any Distribution proposed to be made to such Affected Creditor under the Plan, if it is implemented.

APPOINTMENT AND REVOCATION OF PROXIES

      The Person named in the accompanying instruments of proxy is a representative of the Monitor. AN AFFECTED CREDITOR WISHING TO APPOINT A PERSON (WHO NEED NOT BE AN AFFECTED CREDITOR), OTHER THAN THE PERSON DESIGNATED IN THE ACCOMPANYING INSTRUMENTS OF PROXY TO REPRESENT SUCH AFFECTED CREDITOR AT THE MEETING, MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED ON THE APPLICABLE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER APPROPRIATE INSTRUMENT OF PROXY AND, IN EITHER CASE, SENDING OR DELIVERING THE COMPLETED INSTRUMENT OF PROXY TO THE MONITOR, C/O KPMG INC., P.O. BOX 10426 PACIFIC CENTRE, 777 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA V7Y 1K3 (FACSIMILE: (604) 691-3036). An instrument of proxy must be received prior to 5:00 p.m. (Vancouver time) on June 4, 2004, the Business Day immediately prior to the date of the Meeting or any adjournment thereof. Failure to so deposit the instrument of proxy will result in the invalidation of same.

      An Affected Creditor who has given an instrument of proxy may revoke it (as to any matter on which a vote has not already been cast pursuant to its authority) by an instrument, in writing, executed by the Affected Creditor or by his attorney, duly authorized, in writing or, if the Affected Creditor is a corporation or association, by an officer or attorney thereof duly authorized, and sending or delivering the same to the Monitor. Any revocation of a proxy must be received by the Monitor prior to 5:00 p.m. (Vancouver time) on June 4, 2004.

SIGNATURE OF INSTRUMENT OF PROXY

      An instrument of proxy must be executed by the Affected Creditor, or his attorney duly authorized in writing, or if the Affected Creditor is a corporation or association, the instrument of proxy must be signed in its corporate or association name by an authorized officer whose title should be indicated or a duly authorized attorney. An instrument of proxy signed by a Person acting as attorney or in some other representative capacity should indicate such Person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Monitor).

VOTING OF PROXIES

      The Persons named in the accompanying instruments of proxy will vote the Affected Claim in respect of which they are appointed in accordance with the direction of the Affected Creditor appointing them on any ballot that may be called for at the Meeting and, where the Affected Creditor giving an instrument of proxy specifies a choice with respect to any matter to be voted upon, the Affected Claim will be voted in accordance with the instructions of that Affected Creditor. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH AFFECTED CLAIM WILL BE VOTED FOR THE APPROVAL OF THE AFFECTED CREDITORS' RESOLUTION.

      Subject to the terms of the Meeting Order, each Affected Creditor, except for Unsecured Noteholders, holding Affected Claims as of June 4, 2004 shall be entitled to vote at the Meeting, in person or by proxy, the amount of such Affected Creditor's Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order.

      A list (the "Registered Noteholders List") has been provided to the Monitor on April 12, 2004 showing each Person shown on the books and records of the Indenture Trustee as the legal owners and holders of Unsecured Notes ("Registered Noteholders"). Subject to the terms of the Meeting Order, each Registered Noteholder identified in the Registered Noteholders List shall be entitled to attend and vote at the Meeting, in person or by proxy, the amount of such Unsecured Noteholders' Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order.

SPECIAL INSTRUCTIONS FOR VOTING AND REVOCATION OF PROXIES BY UNREGISTERED HOLDERS OF UNSECURED NOTES

      Except as set out below, only Registered Noteholders or their duly appointed proxyholders are permitted to vote in the Affected Creditor Class at the Meeting. Many Unsecured Noteholders are "non-registered" holders because the Unsecured Notes they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Unsecured Notes. More particularly, a person is not a Registered Noteholder in respect of Unsecured Notes which are held on behalf of that person (the "Unregistered Noteholder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Unregistered Noteholder deals with in respect of the Unsecured Notes (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or the Depositary Trust Company) of which the Intermediary is a participant. The Monitor and the Company will distribute copies of the Notice of Meeting, this Information Circular,

Unregistered Noteholders' Proxies, Instructions to Unregistered Noteholders and Instructions to Participant Holders, all as defined in the Meeting Order, and related documents (collectively, the "Unregistered Noteholders Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Unregistered Noteholders.

      Very often, Intermediaries will use service companies to forward the Unregistered Noteholders Meeting Materials to Unregistered Noteholders. Along with those Unregistered Noteholders Meeting Materials, Intermediaries or their service companies are required pursuant to the Meeting Order to provide Unregistered Noteholders with either:

      (a) an Unregistered Noteholders' Proxy, WHICH HAS ALREADY BEEN SIGNED BY THE INTERMEDIARY and which is restricted as to the aggregate principal amount of Unsecured Notes beneficially owned by the Unregistered Noteholder but which is otherwise not completed; or

      (b) subject to approval of the Monitor, a voting instruction form WHICH IS NOT SIGNED BY THE INTERMEDIARY, and which, when properly completed and signed by the Unregistered Noteholder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions which the Intermediary must follow. The Intermediary or its service company will submit to the Monitor a Master Voting List that will set out the position of each Unregistered Noteholder, identified by name or account number, as to voting in favour of or against the Plan and in respect of the Election to Receive Cash.

      In either case, the purpose of this procedure is to permit Unregistered Noteholders to direct the voting of the Unsecured Notes which they beneficially own. SHOULD AN UNREGISTERED NOTEHOLDER WISH TO VOTE AT THE MEETING IN PERSON OR BY PROXY, THE UNREGISTERED NOTEHOLDER MUST COMPLETE AND RETURN THE UNREGISTERED NOTEHOLDERS' PROXY TO THE MONITOR AS PROVIDED ABOVE OR THE REQUEST FOR VOTING INSTRUCTIONS TO ITS INTERMEDIARY. Unregistered Noteholders should carefully follow the Instructions to Unregistered Noteholders that accompanies the proxy sent to them by their Intermediaries.

      Subject to the terms of the Meeting Order, each Unregistered Noteholder that has delivered an Unregistered Noteholders' Proxy to the Monitor or a request for voting instructions to its Intermediary and is listed on any Master Voting List received by the Monitor in accordance with the Meeting Order shall be entitled to attend and vote at the Meeting, in person or by proxy, the amount of such Unsecured Noteholders' Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order. An Unregistered Noteholder that does not deliver an Unregistered Noteholders' Proxy to the Monitor or a request for voting instruction to its Intermediary and who is not listed on a Master Voting List received by the Monitor in accordance with the Meeting Order shall not be entitled to attend or vote at the Meeting either in person or by proxy.

      Only registered Unsecured Noteholders have the right to revoke a proxy. Unregistered Noteholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set forth above.

EXERCISE OF DISCRETION OF PROXYHOLDER

      THE ACCOMPANYING INSTRUMENTS OF PROXY CONFER DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND IN THIS INFORMATION CIRCULAR AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF THE DOMAN ENTITIES KNOW OF NO AMENDMENTS, VARIATIONS OR MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF MEETING.

FILING PROOFS OF CLAIM AND VALUATION OF CLAIMS FOR VOTING PURPOSES

      In accordance with the Claims Process Order, a Proof of Claim package was previously delivered to Affected Creditors (excluding Additional Creditors and Unsecured Noteholders) on or about February 23, 2003, which included the Creditor List. If an Affected Creditor (other than an Additional Creditor or an Unsecured Noteholder) was in agreement with the dollar amount claimed to be outstanding from the Doman Entities to such Affected Creditor as at the Filing Date of November 7, 2002, which was set forth in the Creditor List, then such Affected Creditor is not required to file a Proof of Claim, and such dollar amount will be deemed to be such Affected Creditor's Affected Claim amount for voting and Distribution purposes under the Plan, without any further act of such Creditor. An Affected Creditor who filed a Proof of Claim pursuant to the Claims Process Order and whose Claim has been accepted by the Doman Entities is also not required to file a Proof of Claim pursuant to the Revised Claims Process Order.

      In accordance with the Revised Claims Process Order, a Proof of Claim package was sent to Additional Creditors on May 3, 2004, which included a Proof of Claim and a copy of the Revised Claims Process Order. In order to participate in the Plan, an Additional Creditor must, on or before the New Claims Bar Date of May 25, 2004, deliver to the Monitor a duly completed Proof of Claim stating, amongst other information, the quantum of its Claim and the Doman Entity against which such Claim is held. An Additional Creditor that does not deliver a Proof of Claim prior to the New Claims Bar Date will not be entitled to attend or vote at the Meeting and will be forever barred from participating in or receiving any Distribution under the Plan and its Claim will be forever extinguished and barred.

      An Unsecured Noteholder is not required to file an individual Proof of Claim in respect of its Claim.

      Each Affected Creditor who is entitled to vote shall be entitled to vote at the Meeting, without duplication, to the extent of the amount of such Affected Creditor's Affected Claims and the amount, if any, of such Affected Creditor's Disputed Distribution Claims held as of the second Business Day prior to the Meeting allowed for voting purposes by the Doman Entities pursuant to the Claims Process Order and/or Revised Claims Process Order.

CLAIMS DISPUTES

      If an Affected Creditor (other than an Additional Creditor or an Unsecured Noteholder) receiving a Proof of Claim pursuant to the Claims Process Order objected to the amount listed for that Affected Creditor in the Creditor List, the Affected Creditor was required, on or before the Claims Bar Date of March 31, 2003, to deliver to the Doman Entities (with a copy to the Monitor), a Notice of Dispute, together with a Proof of Claim.

      An Affected Creditor (other than an Additional Creditor or an Unsecured Noteholder) who did not file a Notice of Dispute on or before the Claims Bar Date of March 31, 2003 shall be deemed to have accepted the amount set forth in the Creditor List as the amount due and owing to the Affected Creditor as at the Filing Date of November 7, 2002, and such Affected Creditor shall be forever barred from advancing any other Claim against the Doman Entities. Where a Notice of Dispute and/or a Proof of Claim was filed by an Affected Creditor (other than an Additional Creditor or an Unsecured Noteholder), the Doman Entities will be deemed to have accepted the Claim as set forth in the Notice of Dispute or Proof of Claim unless they delivered to such Affected Creditor a Notice of Disallowance on or before April 11, 2003.

      An Additional Creditor who did not file a Proof of Claim on or before the New Claims Bar Date of May 25, 2004 will be forever barred from participating in the Plan, and its Claim may not be enforced against the Doman Entities, unless otherwise ordered by the Court. If, after reviewing a Proof of Claim from an Additional Creditor, the Doman Entities decide to disallow all or any portion of an Additional Creditor's Claim, the Doman Entities must, on or before May 31, 2004 send a Notice of Disallowance of any such disallowance to the Additional Creditor and to the Monitor. The fact that the Doman Entities do not dispute a Proof of Claim of an Additional Creditor for voting purposes will not preclude them from doing so for Distribution purposes.

      In accordance with the Revised Claims Process Order, the Monitor must provide a copy of all Proofs of Claim and all supporting documentation in respect thereof to counsel for the Restricted Group by no later than May 26, 2004. If the Restricted Group object to all or any portion of any Claim for voting and/or Distribution purposes, they are required to notify the Monitor and the Doman Entities of such objection by no later than May 28, 2004. If the Monitor concurs in the objection of the Restricted Group with respect to any Claim, the Doman Entities must, by no later than May 31, 2004, send a Notice of Disallowance to the relevant Affected Creditor.

      Any Affected Creditor (including an Additional Creditor, but excluding an Unsecured Noteholder) receiving a Notice of Disallowance and who wishes to object to the Notice of Disallowance, must, within ten (10) days of the date of delivery of the Notice of Disallowance, deliver to legal counsel for the Doman Entities and the Monitor a Notice of Objection of its objection to the Notice of Disallowance. In addition, within thirty (30) days of the date of delivery of the Notice of Disallowance, the Affected Creditor must file and serve on legal counsel for the Doman Entities a Notice of Motion and supporting affidavit material seeking to determine the validity of that portion of the Affected Creditor's Claim that was disallowed by the Doman Entities. The Notice of Motion will be returnable to the Court within seven (7) days of the date of service of the Notice of Motion.

      If there is any dispute as to the amount of the principal or the number of Unsecured Notes held by any Unsecured Noteholder, the Monitor will request the Intermediary, if any, who maintains book entry records or other records (on behalf of Unregistered Noteholders) evidencing such Unsecured Noteholder's ownership of Unsecured Notes, to confirm with the Monitor the information provided by such Unsecured Noteholder. If any such dispute is not resolved by such Unsecured Noteholder and the Doman Entities, the final Claim of any Unsecured Noteholder for voting and distribution purposes under the Plan will be determined on application to the Court.

      This section does not apply to Claims of Unaffected Creditors. SEE BELOW "PART III - THE PLAN - EFFECT OF THE PLAN ON CREDITORS AND SECURITYHOLDERS - CREDITORS NOT SUBJECT TO THE PLAN".

RELEASE OF CLAIMS

      Effective on the Plan Implementation Date, the Doman Entities shall be released from the Claims of all Affected Creditors, other than the rights retained by the Affected Creditors under the Plan.

MEETING PROCEDURE

      The quorum for the purposes of the Meeting shall be the number of Affected Creditors present, in person or by proxy. The Meeting will otherwise be held and conducted in accordance with the CCAA, the Meeting Order, any applicable Orders and the rulings and directions of the Chairman.

                               PART III - THE PLAN

COURT PROCEEDINGS

      On November 7, 2002, an application was made to the Court by the Doman Entities and the Initial Order was granted by the Court pursuant to the CCAA. On December 6, 2002 the Initial Order was confirmed by the Court and on February 21, 2003, the Court granted the Claims Process Order, which, among other things, directed the Doman Entities to distribute the Proofs of Claim to Affected

Creditors (other than Unsecured Noteholders) and set the procedure for filing Proofs of Claim and continued the general stay of proceedings against all Creditors until April 30, 2003. The general stay of proceedings has been extended on a number of occasions and most recently continued until June 11, 2004 by the Court on April 6, 2004. On April 6, 2004 the Revised Claims Process Order was granted, which directed the Doman Entities to distribute Proofs of Claim to Additional Creditors and set the procedure for the filing thereof. The Meeting Order, granted by the Court on April 30, 2004, authorized the filing of the Plan, directed the dissemination of the Plan, the Meeting Order, this Information Circular and other supporting documentation to the Affected Creditors and directed that the Meeting be held on June 7, 2004.

BACKGROUND

      OVERVIEW OF BUSINESS

      The Company is a major integrated forest products company in British Columbia operating in the solid wood and pulp businesses. Solid wood is the Company's primary business and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. The Company's pulp operations consist of producing and marketing NBSK pulp and dissolving sulphite pulp. All of the Company's operations are located in the coastal region of British Columbia and its products are sold in approximately 30 countries worldwide.

      The Company's allowable annual timber harvest from its forest tenures and private lands is approximately 3.9 million cubic metres (temporarily reduced from approximately 4.1 million cubic metres pursuant to Part 13 of the Forest Act (British Columbia) (see the AIF)). Harvest operations are conducted on government owned timberlands, in accordance with the terms and conditions of the Company's three tree farm licences ("TFLs"), seven forest licences ("FLs"), timber licences ("TLs") and private lands external to these tenures.

      As of the date hereof, the Company's manufacturing plants consist of:

      - six sawmills with a total annual production capacity of approximately 1.1 billion board feet of lumber and 700,000 units of wood chips;

      - two pulp mills with a total annual production capacity of approximately 435,000 ADMT of pulp;

      - a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and

      -     a log merchandiser.

      For further information on the Company's business and its financial statements please refer to the following documents, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada by the Company, which documents are specifically incorporated by reference and form an integral part of this Information
Circular:

1. Annual Information Form of Doman dated April 16, 2004 relating to the fiscal year ended December 31, 2003;

2.    Annual Filing of Doman dated April 16, 2004;

3. Management's Discussion and Analysis of Doman relating to the fiscal year ended December 31, 2003;

4. Audited Annual Financial Statements of Doman relating to the fiscal year ended December 31, 2003; and

5. Material Change Reports of Doman dated February 6, 2004, February 27, 2004, March 3, 2004, March 24, 2004, April 7, 2004 and May 3, 2004.

      ANY DOCUMENTS OF THE TYPE REFERRED TO IN THE PRECEDING PARAGRAPH, ANY INTERIM FINANCIAL STATEMENTS, MANAGEMENT'S DISCUSSION AND ANALYSIS AND ANY MATERIAL CHANGE REPORTS (EXCEPT CONFIDENTIAL MATERIAL CHANGE REPORTS) SUBSEQUENTLY FILED BY THE COMPANY WITH A SECURITIES COMMISSION OR ANY SIMILAR REGULATORY AUTHORITY IN CANADA OR THE U.S., INCLUDING ANY FORM 20-F AND FORM 6-K OF THE COMPANY SUBSEQUENTLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, AFTER THE DATE OF THIS INFORMATION CIRCULAR AND PRIOR TO THE PLAN IMPLEMENTATION DATE, SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS INFORMATION CIRCULAR.

      ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS INFORMATION CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS INFORMATION CIRCULAR.

      FINANCIAL SITUATION AND RESTRUCTURING EFFORTS

      Market Conditions and Financial Situation Leading to CCAA Proceedings

      Over the past few years, the Company's competitive and financial position has been negatively influenced by a number of factors including:

      - industry-wide effects of high operating costs and provincial stumpage rates;

      - compliance with the Code, which significantly impacts harvesting practices;

      - certain actions taken by the Provincial Government, including the elimination of timber license royalties in favour of stumpage fees, the administration of the stumpage system and the impact of the assistance package provided to the Skeena Cellulose pulp mill by the Province thereby giving a competitive advantage to Skeena;

      - the softwood lumber trade dispute between Canada and the United States, which has resulted in major disruptions to the Company's lumber and logging operations imposed duties amounting to approximately $58.4 million to December 31, 2003, and adversely impacted the ability of the Company to market its softwood lumber in the United States;

      - weakness in the Japanese economy, which reduced demand for lumber produced by the Company;

      -     weak pulp prices; and

      -     high debt servicing costs.

      The Company's financial results have been negatively impacted by the factors described above. Sales have declined significantly over the past few years as have cash flows. The Company posted losses of $412.9 million for the year ended December 31, 2001, $164.1 million for the year ended December 31, 2002 and $3.8 million for the year ended December 31, 2003. Prior to November 7, 2002, the book value of the Company's tangible assets was and continues to be as of the date hereof, significantly less than the Company's liabilities of approximately $1.2 billion. The Company's liabilities consist primarily of:

      -     the indebtedness under its outstanding Notes:

            - US$388 million of Unsecured 1994 Notes, which matured on March 15, 2004;

            -     US$125 million of Unsecured 1997 Notes, maturing November 15,
                  2007;

            -     US$160 million of Secured Notes, maturing July 1, 2004;

      - the indebtedness under its working capital facility, a secured revolving operating credit facility of up to $65 million; and

      -     outstanding accounts payable.

      The Noteholder Agreements all contemplate semi-annual interest payments prior to maturity in significant amounts. Until November 7, 2002, the Company had been making all such payments either when due, or within the 30 day grace period available thereunder. However the pressures imposed on the Company's cash requirements as a result of the circumstances described above made it uncertain that the Company would have the financial capability of making future payments as they became due and to repay the Notes when due. Any default under any of the Noteholder Agreements means that all monies due and owing by the Company under the terms of the Noteholder Agreements become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Company under the Secured Note Agreement becomes enforceable. In those circumstances, the Company would be unable to refinance that indebtedness and a forced liquidation of the Company's assets would be the inevitable result.

      Restructuring Efforts

      In light of the circumstances described above, the Company ceased all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including extensive curtailment in production, reduction of working capital and disposition of certain assets.

      In addition, since December 31, 2001, the Company has expended considerable time, effort and expense in exploring potential financial or strategic solutions to its financial difficulties. With the assistance of its financial adviser, UBS, the Company entered into discussions with the Original Noteholder Group through Brascan, the Manager to Tricap (one of the members of the Original Noteholder Group), to explore potential restructuring options. In connection therewith, the Board of Directors appointed a special committee of the Board to consider, review, approve and make recommendations with respect to strategic options including a potential debt restructuring. After extensive review, analysis and discussions, including reorganization negotiations with the Original Noteholder Group, the Company announced on November 7, 2002, that it had reached agreement in principle with the majority of the Unsecured Noteholders on the terms of a proposed plan (the "Original Proposed Plan") to consensually restructure the Company's financial affairs under the CCAA.

      For further information on the market conditions and financial situation leading to the CCAA proceedings, the terms of the Noteholder Agreements and the terms of the Original Proposed Plan, please refer to the Company's Annual Information Form for the year ended December 31, 2002, and the Petition issued in connection with the Initial Order, which is available on the Company website at www.domans.com.

      CCAA PROCEEDINGS

      As part of the terms agreed to with the Original Noteholder Group, the Company filed for protection under the CCAA. On November 7, 2002, the Company and its subsidiaries were granted protection from their creditors pursuant to the Initial Order under the CCAA. The effect of the Initial Order was to stay the current obligations of the Company and its subsidiaries until a plan of compromise or arrangement under the CCAA could be approved and implemented. On December 6, 2002, the Initial Order was confirmed by the Court, and on February 21, 2003 the Court granted the Claims Process Order, which, among other things, directed the Company to distribute Proofs of Claim to its creditors, set the procedure for creditors to file Proofs of Claim and continued the general stay of proceedings against all creditors until April 30, 2003. The Company then applied to the Court for an order to authorize the Company to file a plan of compromise or arrangement under the CCAA, to direct the dissemination of that plan and an information package to affected creditors under the plan and to direct that meetings of affected creditors be convened in April, 2003 for approval of the plan. The draft plan (the "Draft Plan") submitted to the Court in connection with that application was based in substance on the Original Proposed Plan. However, unlike the Original Proposed Plan, the Draft Plan contemplated that claims of all general creditors would be satisfied in full subject to a cap of $23,500,000. The Draft Plan was not approved by the Court based upon objections to the form of the Draft Plan raised by an ad hoc committee of holders of the Secured Notes.

      Over the ensuing months, the general stay of proceedings against creditors was extended by the Court on a number of occasions to allow the Company to negotiate with various stakeholders to develop a revised Draft Plan. During that period, a new proposal was received on a confidential basis from Tricap on July 11, 2003. However, the July 11, 2003 Tricap proposal subsequently lapsed and it was disclosed to the Court that Tricap no longer had the support of the Original Noteholder Group.

      Tricap subsequently applied to the Court to request that the Court convene a meeting of affected creditors to vote on a plan of compromise or arrangement (the "Tricap Plan") submitted with its application. The Tricap Plan was significantly different from the Draft Plan, and was ultimately withdrawn by Tricap.

      In September, 2003, the Committee was formed and requested that the Company enter into a formal solicitation process to ensure that all restructuring alternatives were fully explored. On October 10, 2003 the Court issued an order that authorized Doman to engage in a process (the "Refinancing Solicitation Process"), under the direction of UBS and under the supervision of the Monitor and direction of the Court, to solicit proposals to refinance its existing indebtedness (the "Required Financing"). The key steps in the Refinancing Solicitation Process can be found in the Company's press release dated October 10, 2003 and the Eleventh Monitor's Report to the Court, which is available on Doman's website at www.domans.com.

      Pursuant to the Refinancing Solicitation Process, the Company, with assistance from UBS, distributed its solicitation letter to in excess of 60 potential investors and Confidential Information Packages were delivered to a number of the potential investors. In connection with the Refinancing Solicitation Process, the Company received five interim non-binding expressions of interest to provide the Required Financing except as discussed below, none of which progressed beyond a non-binding expression of interest.

      On February 5, 2004, the Restricted Group submitted a term sheet to the Court, which term sheet forms the basis for the Plan. On February 26, 2004, Doman announced that a proposal, subject to due diligence, regulatory approval and final creditor approval, to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations was presented to Doman by International Forest Products Limited ("Interfor"). See the Company's Material Change Report dated February 27, 2004 for details on the Interfor proposal. On February 27, 2004, the Company announced that it had been informed by counsel to the Committee that significantly more than 50% of the Unsecured Noteholders and likely as high as two-thirds in value of the total Unsecured Notes would oppose the Interfor proposal. On April 2, 2004, Doman was advised by Interfor that it had decided to withdraw from its discussions with Doman regarding the possible acquisition of Doman or the assets of certain Doman subsidiaries. Doman understands that Interfor concluded that it was not going to be able to reach an agreement on a transaction that met its financial criteria and, at the same time, was acceptable to Doman's unsecured creditors. Also on April 2, 2004, the Company received a letter of intent from Ableco Finance LLC ("Ableco").

      On April 6, 2004, the Court issued the Revised Claims Process Order extending the stay of proceedings to June 11, 2004 and adjourning the application made by the Restricted Group to move forward with a plan of compromise and arrangement based on the February 5, 2004 term sheet to April 30, 2004. The extension allowed time for the Company to consider other possible restructuring alternatives, including the Ableco letter of intent and a proposal submitted by The Catalyst Capital Group Inc., with its affected stakeholders. Under the Revised Claims Process Order the Company had until April 30, 2004 to file its own plan.

      Under the Revised Claims Process Order, the Court also set June 7, 2004 as the meeting date for the consideration of a Plan by the Company's Affected Creditors, ordered the shutdown of the Port Alice Mill effective at the end of the production run on May 11, 2004, declared that Claims arising from the shutdown of the Port Alice Mill are Affected Claims and instituted a new claims process for Additional Creditors with a New Claims Bar Date of 5:00 p.m. (Vancouver time) on May 25, 2004. The Revised Claims Process Order did not preclude the Company from seeking purchasers for the Port Alice Mill, and the Company's efforts to identify a purchaser for the Port Alice Mill are continuing. To date, the Company has received expressions of interest from two potential purchasers and is in discussions with other potential purchasers. With respect to the two expressions of interest, one has withdrawn and the Company is negotiating a definitive agreement with the other, a subsidiary of LaPointe Partners, which agreement is expected to be submitted to the Court for approval. However, such discussions and negotiations with potential purchasers will not delay or otherwise interfere with the implementation of the Plan.

      Since April 6, 2004, the Board, together with the Company's legal and financial advisors, reviewed all of the restructuring alternatives known to them and discussed those alternatives as well as the Restricted Group's proposed Plan with representatives of the Restricted Group. The Company has been advised that the Restricted Group have considered the two proposals and that they and a significant number of other unsecured noteholders have rejected them in favour of the Restricted Group's proposed Plan. Accordingly, the Company has concluded that there is no support from the Restricted Group and insufficient support from the unsecured creditors to pursue any restructuring alternatives other than the Restricted Group's proposed Plan.

      On April 26, 2004, the Company announced that it had reached an agreement in principle with the Restricted Group to support the Restricted Group's proposed Plan, subject to certain modifications, including the provision of equity participation for existing Shareholders in the form of Class C Warrants. SEE BELOW "EFFECT OF THE PLAN ON CREDITORS AND SECURITYHOLDERS - SHAREHOLDERS OF THE COMPANY". As part of the agreement in principle, the Company also agreed not to seek a Court order extending the May 11, 2004 shut down date of the Port Alice Mill without the concurrence of the Restricted Group.

      This Plan reflects the agreement reached by Doman with the Restricted Group after extensive negotiations. The Restricted Group was advised by experienced counsel. The Restricted Group supports the Plan and believes, based upon information provided to it by the Company and the Monitor, that the Plan provides Unsecured Noteholders with a greater recovery than through a liquidation of the assets of the Doman Entities. The Restricted Group recommends that Unsecured Noteholders vote FOR approval of the Plan.

      CURRENT FINANCIAL SITUATION

      The Doman Entities currently have outstanding indebtedness of over $1 billion, are continuing to experience financial difficulties and are unable to repay their debt under the Notes. (Please refer to the Company's Audited Financial Statements and Annual MD&A.)

      For further information regarding the operations of Doman since its Filing Date of November 7, 2002, please refer to the Company's financial statements (including the most recent Audited Financial Statements) filed with the various securities commissions or similar regulatory authorities in Canada and the various Monitor's Reports to the Court, all of which can be found on the Company's website at www.domans.com or obtained from the Company upon request.

DEVELOPMENT AND PURPOSE OF THE PLAN

      The Doman Entities have experienced significant liquidity constraints due to, among other things, negative cash flow and high debt servicing costs. Based on the current financial outlook, the Doman Entities do not have the financial capability of making future payments as they become due. In particular, Doman is not able to repay the Unsecured 1994 Notes, which have matured on March 15, 2004, and will not be able to repay the Secured Notes due on July 1, 2004. Any default under any of the Noteholder Agreements means that all monies when due and owing by the Doman Entities under the terms of the Notes become immediately due and payable at the option of the trustees thereunder or the holders of 25% in principal amount of the affected Notes, and the security given by the Doman Entities under the Secured Notes will become enforceable. In those circumstances, the Doman Entities would be unable to refinance that indebtedness and a forced liquidation of the Doman Entities' assets would be the inevitable result. The Plan is the result of extensive review, analysis and discussions, including plan negotiations with the Restricted Group that led to the preparation of the Plan that is now being proposed. The Plan is intended to provide Affected Creditors with an opportunity to receive a more favourable return on their Claims than would otherwise be the case on a forced liquidation of the assets of the Doman Entities and to allow the existing assets of the Doman Entities (other than the Port Alice Assets) to continue in operation under two new distinct legal entities, Lumberco and Pulpco. SEE "BACKGROUND".

OVERVIEW OF THE PLAN

      If implemented, the Plan is intended to:

      - segregate the principal operating assets of the Doman Entities (other than the assets relating to the Port Alice Mill) into two separate operating groups: Lumberco will hold all of the Lumber Assets, and Pulpco will hold the Pulp Assets as a wholly owned subsidiary of Lumberco;

      - compromise claims of Affected Creditors for equity and other securities of Lumberco;

      - facilitate a refinancing of the Secured Notes through the distribution of Warrants to Affected Creditors and the Private Placement.

      Once the various conditions precedent to the implementation of the Plan, including the various asset transfers and assignments of permits and licenses contemplated by the Plan to segregate the principal operating assets of the Doman Entities under Lumberco and Pulpco have been completed, the Plan provides that Distribution Claims of Affected Creditors, which are estimated to be in the aggregate of approximately $850 million will be satisfied by the distribution of Lumberco Shares from the Affected Creditors Share Pool (being 75% of the Lumberco Shares to be outstanding as at the Plan Implementation Date) and the Warrants, subject to Affected Creditors with Distribution Claims receiving cash payments pursuant to Elections to Receive Cash as described below.

      Certain technical amendments to the form of Plan attached to the Meeting Order were made subsequent to the filing of the Plan with the Court. These changes have been marked and are attached as Schedule VIII to this Information Circular.

WARRANT OFFERING AND PRIVATE PLACEMENT

      The Warrants will be issued following the Sanction Order by Lumberco to Affected Creditors entitled to receive Warrants pursuant to the Sanction Order. The Warrants will be exercisable for Units until the Warrant Expiry Time, which will be twenty-one (21) days following the Warrant Record Date, which will be established in the Sanction Order as the date for determining Affected Creditors entitled to receive the Warrants. The exercise price payable by holders of Warrants will be US$950.00 per Unit. Each Unit will consist of US$1,000 aggregate principal amount of Lumberco Secured Bonds and a pro rata share of Lumberco Shares from the Warrant Share Pool. The aggregate principal amount of all Lumberco Secured Bonds that may be issued upon the exercise of the Warrants is US$110.5 million and the aggregate Lumberco Shares that may be issued upon the exercise of Warrants is approximately 12.5% of the Lumberco Shares to be outstanding as at the Plan Implementation Date. The Standby Purchasers have agreed to subscribe for and take-up any Units not subscribed for by Affected Creditors pursuant to the exercise of Warrants.

      Immediately following the Warrant Record Date, Affected Creditors who have been issued Warrants will be provided with materials relating to the Warrants, which will include instructions for exercising the Warrants. Any holder of Warrants who wishes to acquire Units must provide a notice of exercise (including, if such holder is a U.S. Creditor (as defined below), evidence satisfactory to Lumberco that such holder is an "accredited investor" eligible to acquire the Units without registration under the U.S. Securities Act and applicable state law) and funds sufficient to pay the purchase price of any Units to be acquired to the Warrant Trustee prior to the Warrant Expiry Time. All Warrants distributed pursuant to the Plan and not exercised will expire and be of no further force or effect as of the Warrant Expiry Time. Funds submitted in connection with the exercise of Warrants will be held by the Warrant Trustee in escrow pursuant to an escrow agreement to be entered into by The Bank of New York as warrant trustee, and Lumberco. The funds held in escrow will be released to the parties entitled thereto under the Plan upon satisfaction of the conditions of the Plan (see "Conditions to the Implementation of the Plan") and the holders of duly exercised Warrants will be issued Lumberco Secured Bonds and Lumberco Shares in accordance with the terms of the Warrants. In the event that the conditions of the Plan are not satisfied by the Plan Implementation Date, all funds held in escrow will be returned to the holders of the exercised Warrants together with a pro rata portion of any interest earned on them, if any.

      The remaining 12.5% of the total number of Lumberco Shares to be issued as at the Plan Implementation Date and an additional US$110.5 million principal amount of Lumberco Secured Bonds will be issued to the Standby Purchasers pursuant to the Private Placement.

      The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, which are expected to be US$210 million, will be used primarily to repay the Secured Notes and to cover the Doman Entities' CCAA exit costs. Any amount remaining from such proceeds after payment of the obligations relating to the Secured Notes will be released to Lumberco for working capital purposes.

      Upon implementation of the Plan, Lumberco will have an aggregate of US$221 million principal amount of Lumberco Secured Bonds outstanding, which will have been issued on exercise of the Warrants and completion of the Standby Commitment and the Private Placement.

CORPORATE REORGANIZATION AND ASSET TRANSFERS

      The following chart sets forth Doman's existing corporate structure showing its principal subsidiaries and Lumberco and Pulpco:

                                  [FLOW CHART]

      Note: Ownership percentages refer to voting securities.

      On the Plan Implementation Date all corporate reorganization steps and asset transfers set forth in Schedule "B" to the Plan shall be implemented in the order set out therein order to effect the transfer of the Lumber Assets to Lumberco and the Pulp Assets to Pulpco, including the following:

1. Lumberco will issue to Doman the Lumberco Shares comprising the Affected Creditors Share Pool (representing 75% of the equity of Lumberco as at the Plan Implementation Date) in exchange for certain intercorporate debt. Subject to Affected Creditors receiving cash payments as described below, Doman will distribute the Lumberco Shares comprising the Affected Creditors Share Pool to Affected Creditors, pro rata, in final satisfaction of their respective Distribution Claims.

2. The issue and exercise of Warrants and the completion of the Standby Commitment and Private Placement will take place.

3. All Pulp Assets (other than the Port Alice Assets) and Lumber Assets owned by the Doman Entities will be transferred to Pulpco and Lumberco, respectively, and Pulpco will issue the Pulpco Note to WPLP as partial consideration for the Pulp Assets transferred by WPLP. The Pulpco Note and the Pulpco Shares held by WPLP will be assigned to Lumberco and the shares of DWL and DFPL will be transferred to Lumberco such that they become wholly-owned subsidiaries of Lumberco.

4. The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, which are expected to be US$210 million, will be used primarily to repay the Secured Notes and to cover the Doman Entities' CCAA exit costs. Any amount remaining from such proceeds after payment of the obligations relating to the Secured Notes will be released to Lumberco for working capital purposes.

The foregoing is only a summary of the corporate reorganization steps and asset transfers that are to occur under the Plan. Reference should be made to Schedule "B" to the Plan for further details of these and other reorganization steps.

The following charts set out the resulting corporate structure of Lumberco (including all subsidiaries) together with the resulting corporate structure of Doman and its principal subsidiaries following implementation of the Plan:

                          LUMBERCO CORPORATE STRUCTURE

                                  [FLOW CHART]

                            DOMAN CORPORATE STRUCTURE

                                  [FLOW CHART]

Note: All other subsidiaries (excluding Lumberco, Pulpco, DFPL and DWL) will remain with Doman.

EFFECT OF THE PLAN ON CREDITORS AND SECURITYHOLDERS

      The following summary description of the effect of the Plan on Creditors and other securityholders of the Doman Entities is qualified in its entirety by reference to the Plan, a copy of which is attached as Schedule I to this Information Circular. The Plan involves a series of related transactions that are to occur on the Plan Implementation Date, provided that the Court has issued the Sanction Order approving the Plan and the other conditions to the Plan have been satisfied. SEE "CONDITIONS TO THE IMPLEMENTATION OF THE PLAN".

      Under the Plan, there is one class of Affected Creditors. Implementation of the Plan will effectively result in the compromise of approximately $850 million of Affected Claims.

      The Plan does not compromise Claims of Unaffected Creditors. Except for Transferred Obligations, all amounts due to Unaffected Creditors for the period prior to the Plan Implementation Date which are in arrears as at the Plan Implementation Date as a result of the stay of proceedings created in the Initial Order will be paid to such Unaffected Creditors upon implementation of the Plan. SEE "CREDITORS NOT SUBJECT TO THE PLAN - UNAFFECTED CREDITORS" BELOW.

      AFFECTED CREDITORS

      On or before the Plan Implementation Date, each Affected Creditor who, on the Distribution Record Date, holds a Distribution Claim (which does not include a Disputed Distribution Claim) will receive in full and final satisfaction of its Affected Claim either:

      (a) its pro rata share of the Lumberco Shares in the Affected Creditors Share Pool (being 75% of the total number of Lumberco Shares to be outstanding as at the Plan Implementation Date), together with its pro rata share of the Class A Warrants entitling the holders thereof to acquire Units, each Unit comprised of (i) a pro rata share of the additional Lumberco Shares representing up to 12.5% of the total number of Lumberco Shares to be outstanding as at the Plan Implementation Date and (ii) US$1,000 aggregate principal amount of Lumberco Secured Bonds; or

      (b) provided that such Affected Creditor holds a Distribution Claim in an aggregate amount of $50,000 or less and provides to the Monitor on or before the Election Date an Election to Receive Cash, or provided it holds a Distribution Claim in an aggregate amount in excess of $50,000 and, by providing an Election to Receive Cash to the Monitor on or before the Election Date, reduces the aggregate amount of such Distribution Claim to $50,000, a cheque in an amount equal to the lesser of $10,000 and twenty per cent (20%) of the actual aggregate amount of such Creditor's Distribution Claim.

      To the extent that any Unsecured Notes are held by or through DTC or CDS, Distributions under the Plan will be made through the facilities of DTC or CDS, as required, to DTC or CDS participants, as the case may be, who in turn will make the Distributions, as applicable, to the beneficial holders of the Unsecured Notes as of the Warrant Record Date or the Distribution Record Date, as the case may be, pursuant to standing instruments and customary practices of DTC or CDS. Neither Lumberco nor any of the Doman Entities shall have any liability or obligation in respect of Distributions to participants of DTC or CDS or to beneficial holders of Unsecured Notes holding their Unsecured Notes through DTC or CDS, once such Distributions are made to DTC and CDS.

      For DTC participants holding outstanding Unsecured Notes in the DTC system, the settlement agent and DTC have confirmed that the Election to Receive Cash option is eligible for DTC's Automated Tender Offer Program, or "ATOP." Accordingly, DTC participants must electronically transmit the Unsecured Noteholders Election to Receive Cash by causing DTC to transfer their outstanding Unsecured

Notes to the settlement agent in accordance with DTC's ATOP procedures for this transfer. DTC will then send a computer-generated message, or an "Agent's Message," to the settlement agent. Unsecured Notes submitted in accordance with DTC's ATOP procedures will be "blocked" for transfer until implementation of the Plan.

      On or before the Plan Implementation Date, each Affected Creditor who, on the Distribution Record Date, holds a Disputed Distribution Claim will receive its pro rata share of Class B Warrants in respect of the full amount of the Disputed Distribution Claim, subject to certain objection rights of the Doman Entities or the Restricted Group. If an Affected Creditor exercises Class B Warrants and acquires Units, such Creditor will be entitled to retain the Lumberco Shares and Lumberco Secured Bonds comprising such Units, irrespective of the ultimate resolution of the Disputed Distribution Claims. Affected Creditors who hold a Disputed Distribution Claim as of the Distribution Record Date will not, however, receive a Distribution of Lumberco Shares from the Affected Creditors Share Pool until the Disputed Distribution Claims are resolved. Distributions from the Affected Creditors Share Pool in respect of such Disputed Distribution Claims will be held in reserve pending final adjudication of Disputed Distribution Claims.

      If the aggregate of all Disputed Distribution Claims are resolved in an amount less than the number of Lumberco Shares in the Affected Creditors Share Pool attributable to Disputed Distribution Claims, then the Lumberco Shares not to be distributed in connection with the resolution of all Disputed Distribution Claims (the "Excess Disputed Distribution Shares") will, if such Excess Disputed Distribution Shares constitute less than 5% of the Lumberco Shares in the Affected Creditors Share Pool, be removed from the Affected Creditors Share Pool and will be cancelled. If however, such Excess Disputed Distribution Shares equal or constitute more than 5% of the Lumberco Shares in the Affected Creditors Share Pool, such Excess Disputed Distribution Shares will be distributed to Affected Creditors pro rata in proportion to the Lumberco Shares previously issued to Affected Creditors from the Affected Creditors Share Pool.

      Only whole numbers of Lumberco Shares and Warrants will be issued pursuant to the Plan. When any Distribution pursuant to the Plan would otherwise result in the issuance of a number of Lumberco Shares or Warrants that is not a whole number, the actual distribution will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Lumberco Share or a Warrant not received as a result.

      HOLDERS OF SECURED NOTES

      On the Plan Implementation Date, the proceeds received from the exercise of Warrants and the Private Placement will, after completion of the corporate reorganization steps and assignments under the Plan, be used to pay to the Secured Notes Trustee the full principal amount of the Secured Notes, all unpaid interest applicable to the Secured Notes, including all overdue and accrued but unpaid interest owing as of the Plan Implementation Date, and all costs payable to the Secured Notes Trustee in accordance with the Secured Note Agreement.

      SHAREHOLDERS OF THE COMPANY

      Holders of Existing Doman Equity (as such) will not be entitled to any distributions under the Plan or other compensation in connection with or as a result of the transactions contemplated by the Plan and will have no entitlement to vote on the Plan. However, Existing Doman Shareholders will, on the Plan Implementation Date, be allocated and granted Class C Warrants in accordance with the Class C Warrants Term Sheet attached as Schedule "C" to the Plan as to 55% to the holders of the Class A Preferred Shares, Series 4 and as to the remaining 45% to the holders of Voting Shares and holders of Non-Voting Shares (with each holder of Voting Shares and Non-Voting Shares having the same pro rata entitlement to the Class C Warrants) or in such other proportions as may be approved by Order of the

Court. The Class C Warrants will be non-transferable, will have a five-year term, and will be exercisable for approximately 10% of the fully-diluted common shares of Lumberco as at the Plan Implementation Date on the following basis:

      Tranche 1 Warrants

      -     2% of the fully-diluted common shares of Lumberco

      -     exercisable at an equity strike price of $417.3 million

      Tranche 2 Warrants

      -     3% of the fully-diluted common shares of Lumberco

      -     exercisable at an equity strike price of $667.3 million

      Tranche 3 Warrants

      -     5% of fully-diluted common shares of Lumberco

      -     exercisable at equity strike price of $867.3 million

      The formula that will be used to determine the exercise price per Class C Warrant is set out in Schedule "C" to the Plan.

      Existing Doman Shareholders resident in the U.S. will not be entitled to receive Class C Warrants unless they present evidence satisfactory to Lumberco that they are "accredited investors" eligible to receive and exercise the Class C Warrants without registration under the U.S. Securities Act and applicable state law. The exemption from U.S. registration governing distribution of the Warrants is not available to cover the distribution of the Class C Warrants. Class C Warrants which cannot be distributed will not be issued.

      Lumberco will also be entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the common shares of Lumberco trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, on or after the first anniversary of the Plan Implementation Date the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

      In accordance with the terms of the Meeting Order, any disputes relating to the provision of the Class C Warrants, including, without limitation, disputes as to the allocation of the Class C Warrants as between the three classes of Shareholders, will have no effect upon the sanctioning of the Plan and will not be permitted to interfere with or delay the timetable for approval, sanctioning and implementation of the Plan. If these provisions of the Meeting Order have been appealed from and such appeal has not been finally dismissed by June 10, 2004, the Class C Warrants will not be granted to the Existing Doman Shareholders.

      Only whole numbers of Class C Warrants will be issued pursuant to the Plan. When any issuance of Class C Warrants pursuant to the Plan would otherwise result in the issuance of a number of Class C Warrants that is not a whole number, the actual issuance will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Class C Warrant not received as a result. Consequently certain Existing Doman Shareholders that hold a nominal number of Shares may not receive any Class C Warrants.

      WORKING CAPITAL LENDER

      The Working Capital Lender is an Unaffected Creditor under the Plan. On or prior to the Plan Implementation Date, the existing indebtedness under the working capital facility currently established for Doman and its subsidiaries by the Working Capital Lender will be refinanced through a secured committed credit facility to Lumberco in the amount of $100 million. SEE "FINANCING ARRANGEMENTS OF LUMBERCO - NEW WORKING CAPITAL FACILITY" BELOW FOR DETAILS REGARDING THIS NEW CREDIT FACILITY.

      CREDITORS NOT SUBJECT TO THE PLAN

      The Plan does not compromise the following Unaffected Claims:

1.    Claims in respect of Transferred Obligations (including Post-Filing
      Claims);

2. Claims of the Monitor, its Canadian counsel, legal counsel to the Restricted Group and legal counsel to the Doman Entities pursuant to existing orders of the Court;

3. Intercompany Claims (except to the extent specifically affected by the Plan);

4.    Secured Claims in respect of the Secured Notes;

5.    Secured Claims of the Working Capital Lender; and

6.    First Nations Claims.

      The foregoing is only a summary of the Claims of Unaffected Creditors which are unaffected by the Plan. Reference should be made to the Plan for further details of the Unaffected Claims.

FINANCING ARRANGEMENTS OF LUMBERCO

      EXERCISE OF WARRANTS, STANDBY COMMITMENT AND PRIVATE PLACEMENT

      Lumberco will receive an aggregate of US$105 million pursuant to the exercise of Warrants and pursuant to the Standby Commitment on implementation of the Plan. In addition, the Standby Purchasers have agreed, pursuant to the Private Placement, to subscribe for Lumberco Shares representing approximately 12.5% of the total number of Lumberco Shares to be outstanding following implementation of the Plan and an aggregate of US$110.5 million principal amount of Lumberco Secured Bonds, for gross proceeds to Lumberco of US$105 million.

      The proceeds to be received by Lumberco pursuant to the exercise of Warrants and from the Standby Commitment and Private Placement, which are expected to be US$210 million, will be used primarily to repay the Secured Notes and to cover the Doman Entities' CCAA exit costs. Any amount remaining from such proceeds after payment of the obligations relating to the Secured Notes will be released to Lumberco for working capital purposes.

      NEW WORKING CAPITAL FACILITY

      It is also a condition to the implementation of the Plan that Lumberco shall have entered into a credit agreement, which will establish a working capital facility of not less than $100 million, less the amount of any working capital facility established by Pulpco, on terms and conditions reasonably satisfactory to the Restricted Group.

      On or prior to the Plan Implementation Date, Lumberco will become a party to a new revolving line of credit evidenced by a financing agreement with the Working Capital Lender providing for revolving advances up to $100 million principal (the "New Working Capital Facility"). It is intended that the New Working Capital Facility will replace the current working capital facility between Doman and the Working Capital Lender, which will be terminated.

      The New Working Capital Facility will be for a term of three years with automatic annual renewals, and interest will be payable monthly at a rate equivalent to CIBC prime bank rate plus 0.75% per annum, or at Lumberco's option, Banker's Acceptances plus 2.25% per annum.

      In order to secure the obligations of Lumberco to the Working Capital Lender, each of Lumberco's operating subsidiaries will provide guarantees and Lumberco will grant to the Working Capital Lender a first lien on, and security interest in, all of Lumberco's present and future accounts receivable, inventory, other commodities, insurance policies and collateral proceeds accounts, and Lumberco will be entitled to grant a second lien on and security interest on all of the aforementioned collateral to secure up to US$221 million face amount of secured indebtedness and any refinancing of such indebtedness.

      In addition to Lumberco being responsible for all of the Working Capital Lender's out of pocket expenses and charges imposed by a letter of credit issuing bank, in consideration for the New Working Capital Facility, the Working Capital Lender shall earn fees of 2.75% per annum on the face amount of each documentary letter of credit and each standby letter of credit, a line of credit fee in the amount of 0.375% per annum on the sum of the average daily revolving loan balance and the average daily balance of outstanding letters of credit, an administrative management fee of $5,000 per month and a loan facility fee in the amount of $350,000.

      PULPCO NOTE

      On the Plan Implementation Date, Pulpco will issue the Pulpco Note, maturing five (5) years from the date of issue, in the principal amount of $110 million, and will grant the Pulpco Security Interest to secure the performance by Pulpco of its obligations under the Pulpco Note. The Pulpco Security Interest (which will be evidenced by a general security agreement in form and substance acceptable to the Restricted Group) will rank subordinate to the security interest of the Working Capital Lender, as to working capital assets of Pulpco, and will be in form and substance satisfactory to the Restricted Group. No interest will be payable pursuant to the Pulpco Note. The Pulpco Note will provide, among other things, that all proceeds generated from the sale of material assets of Pulpco will be paid by Pulpco to the holder thereof on account of the principal amount of the Pulpco Note. Upon completion of the corporate reorganization steps and assignments under the Plan, the Pulpco Note will be held by Lumberco.

GOVERNANCE ARRANGEMENTS OF LUMBERCO

      Initially, Lumberco will have eight directors appointed following implementation of the Plan, one of whom will be the Chief Executive Officer of Lumberco. The members of this initial Board of Directors of Lumberco, whose backgrounds are described below, will hold office until the close of the first annual meeting of shareholders of Lumberco following the Plan Implementation Date.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

      The financial position of Lumberco will be stronger than the current position of the Doman Entities if the Plan becomes effective. All existing defaults on debt instruments will be remedied, a substantial amount of debt, including the Unsecured Notes, will be extinguished, the Secured Notes will be replaced, and the interest costs of the debt that will be incurred by Lumberco will be less than that of the Doman Entities. The Plan, if implemented, is expected to provide Lumberco with an opportunity to utilize the Lumber Assets and Pulp Assets by providing it with resources to service the debt it will incur and develop the value inherent in the Lumber Assets and Pulp Assets.

      The Board of Directors has also considered, among other things, the effect of the Plan on Creditors compared to the impact of a distressed sale of the assets of the Doman Entities upon the various stakeholders, particularly the Unsecured Noteholders, as evidenced by the Distressed Sale Analysis discussed below under the heading "IMPLICATIONS OF FAILURE TO IMPLEMENT THE PLAN".

      In addition, given the extended refinancing solicitation process leading up to finalization of the Plan, the discussions that have taken place with the Restricted Group and the advice of the Company's advisors, the Special Committee of the Board of Directors, and ultimately the full Board of Directors of the Company, have concluded that it is in the best interest of the Company to support the Plan. See "CCAA Proceedings" regarding the refinancing solicitation process and other negotiations that have taken place. THE COMPANY THEREFORE RECOMMENDS THAT AFFECTED CREDITORS VOTE FOR APPROVAL OF THE PLAN.

RECOMMENDATION OF THE MONITOR

      KPMG Inc. was appointed Monitor by the Court in the CCAA Proceedings. THE MONITOR HAS RECOMMENDED TO THE AFFECTED CREDITORS THAT THEY ACCEPT THE TERMS OF THE PLAN AND VOTE FOR APPROVAL OF THE PLAN. See the Monitor's Report accompanying this Information Circular for further details regarding the recommendation of the Monitor.

IMPLICATIONS OF FAILURE TO IMPLEMENT THE PLAN

      A distressed sale or other means of liquidation of the assets of the Doman Entities appears to be a certain consequence of a failure to implement the Plan. The Secured Notes mature on July 1, 2004, and if the Plan is not implemented, the Secured Noteholders will almost certainly seek leave of the Court to appoint a receiver to sell the assets of the Doman Entities with a view to recovering amounts owing to them under the Secured Notes.

      Under a distressed sale, realizations on the assets of the Doman Entities will likely be significantly less than the values currently ascribed to such assets. SEE THE "DISTRESSED SALE ANALYSIS" ATTACHED AS SCHEDULE III. Moreover, any amounts realized under a distressed sale will inevitably be eroded further by the professional costs typically incurred in connection with such proceedings. Proceedings commenced to establish priorities, for example, are generally time consuming and expensive.

      As indicated in the Distressed Sale Analysis, a forced distressed sale would expose the Affected Creditors to a substantial risk of a major loss in value compared to what is being offered under the Plan. Based on the estimated range of distressed sales values in the Distressed Sale Analysis, management believes that, in the event of a distressed sale of the Doman Entities, Affected Creditors would at best receive approximately 12% of amounts owing to them, and possibly significantly less than these amounts if a sale of the Doman Entities as a going concern could not be accomplished. If certain assumptions in the Distressed Sale Analysis were to be changed, the resulting recovery would be different. Management has concluded that Shareholders would not receive any payment following a distressed sale of the assets of the Doman Entities.

      Other options, such as a potential sale of the whole or portions of the Doman Entities, were pursued by the Doman Entities over a number of months in connection with the Restructuring Solicitation Process, but no viable alternatives were identified.

      IN LIGHT OF THE AVAILABLE ALTERNATIVES, TAKING INTO ACCOUNT THE DISTRESSED SALE ANALYSIS, THE COMPANY'S VIEW, WHICH IS SUPPORTED BY THE MONITOR, IS THAT IMPLEMENTATION OF THE PLAN OFFERS THE BEST PROSPECTS FOR THE VIABILITY OF THE BUSINESS AND UTILIZATION OF THE ASSETS OF THE DOMAN ENTITIES AND THE RECOVERY OF THE CLAIMS OF ALL CREDITORS.

APPROVALS OF CREDITORS REQUIRED FOR THE PLAN

      A majority in number, representing not less than 66 2/3% in value of the Affected Creditors present and voting either in person or by proxy at the Meeting is required for the passing of the Affected Creditors' Resolution at the Meeting.

SANCTION ORDER

      Implementation of the Plan requires the satisfaction of several conditions and the approval of the Court. SEE "PART III - THE PLAN - PROCEDURE AND TIMING FOR THE PLAN BECOMING EFFECTIVE" AND "CONDITIONS TO THE IMPLEMENTATION OF THE PLAN". Notice is hereby given to the Affected Creditors Class that if the Affected Creditors Class votes to approve the Plan at the Meeting, the hearing for the application for the Sanction Order approving the Plan will be held on June 11, 2004 at 10:00 a.m. (Vancouver time), or such later date as may be subsequently advised by the Doman Entities, at the Law Courts Building in the City of Vancouver in the Province of British Columbia, Canada. Any interested Persons wishing to receive notice of, and make submissions on, such application are required to file with the Court and serve upon the Doman Entities (c/o Fasken Martineau DuMoulin LLP, 2100-1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 (Attention: Michael A. Fitch, Q.C.)) a Notice of Intention to Appear. Service of the foregoing may be effected by way of facsimile, addressed to the Doman Entities as set forth above and sent to (604) 632-4779. At least two clear days' notice of the foregoing application, as required by the Rules of Court, shall be given to any person who files a Notice of Intention to Appear at a time prior to the filing of notice of such application. No notice of any adjournment of the proposed hearing date will be given to any Creditor unless written request for such notice is received by counsel to the Doman Entities as set forth above.

PROCEDURE AND TIMING FOR THE PLAN BECOMING EFFECTIVE

      If the Meeting is held as scheduled and is not adjourned, the other necessary conditions at that point in time are satisfied or waived, and the Sanction Order is granted in a form and in substance satisfactory to the Doman Entities and the Restricted Group and all other conditions specified are satisfied, the Plan Implementation Date should occur after the expiry of the relevant appeal period in the CCAA Proceedings. The Plan Implementation Date is expected to occur in July, 2004. As soon as the Plan Implementation Date has occurred, the Monitor will file a certificate with the Court and the Doman Entities will issue a press release announcing the same.

CONDITIONS TO THE IMPLEMENTATION OF THE PLAN

      A number of conditions must be satisfied as a prerequisite to the Plan Implementation Date. The Plan contemplates completion of the following conditions precedent:

      (a) Approval of the Plan by the Affected Creditors in accordance with the CCAA.

      (b) Pronouncement of the Sanction Order by the Court on the terms contemplated by Section 8.3 of the Plan and otherwise acceptable to the Doman Entities and the Restricted Group.

      (c) The appeal period and any period for leave to appeal with respect to the Sanction Order shall have expired without an appeal of such Order having been commenced or, in the event of an appeal or application for leave to appeal, a final determination sanctioning the Plan shall have been made by the applicable appellate tribunal unless otherwise waived by the Doman Entities and the Restricted Group.

      (d) The authorization and creation of all Lumberco Shares, Warrants, Class C Warrants and Lumberco Secured Bonds and related indentures necessary to complete the compromises contemplated under the Plan for the benefit of Affected Creditors and others as contemplated under the Plan, including all necessary corporate filings and related matters.

      (e) Lumberco, Pulpco and the Doman Entities shall have taken all actions, and all court orders and other approvals shall have been granted, to complete the transactions contemplated by Article 3 of the Plan.

      (f) Lumberco shall have entered into a credit agreement establishing a working capital facility in an amount not less than CDN $100 million, less the amount of any working capital facility established by Pulpco, on terms and conditions satisfactory to the Restricted Group, and the existing working capital facility established by the Working Capital Lender in favour of the Doman Entities shall be repaid and satisfied in full and terminated.

      (g) The Restricted Group being satisfied, acting reasonably, with the terms and conditions of all agreements, indentures, security instruments, corporate articles, court orders and other documents, approvals and actions relating to the CCAA Proceedings, the Plan and the implementation of the Plan, including the form and content of:
            (a) the Sanction Order, and all other Court Orders; (b) any required regulatory orders/rulings; (c) documentation relating to the Warrants, Class C Warrants, Lumberco Secured Bonds and Lumberco Shares; (d) any amendments made to the Plan; (e) the implementation process for the Plan; and (f) any approvals and consents contemplated by the Plan.

      (h) Any orders, permits, consents, enactments, approvals or notices that may be required from regulatory and governmental authorities, including:

            (i) those required for creation and issuance of the Lumberco Shares, Lumberco Secured Bonds and Warrants;

            (ii)  those contemplated in Section 5.3 of the Plan;

            (iii) approvals from the TSX, including conditional listing approval of the Lumberco Shares on the TSX following the Plan Implementation Date, subject to the filing of customary documentation and minimum distribution requirements;

            (iv) those required from the Government of the Province of British Columbia with respect to the transfer of the Lumber Assets and Pulp Assets; and

            (v) any environmental permits, consents or notices that may be required.

      (i) The Lumberco Shares (other than Lumberco Shares issuable on exercise of the Warrants) and Warrants being issued to the Affected Creditors pursuant to the terms of the Plan qualify for exemption from registration under applicable United States federal and state securities law, including without limitation section 3(a)(10) of the U.S. Securities Act.

      (j) Completion of the Private Placement and the purchase of Units pursuant to the Standby Commitment.

      (k) The members of the Restricted Group not having asserted in writing to the Monitor that, in their reasonable view, there have been material adverse changes or developments affecting the Lumber Assets or the Pulp Assets (other than the Port Alice Assets) of the Doman Entities since January 12, 2004 or that might affect the business, operations, affairs or assets of Lumberco or Pulpco following completion of the transactions contemplated by the Plan.

      (l) No environmental orders, legal actions, investigations or proceedings of or by any regulatory or governmental authorities shall have been issued or commenced in respect of any matter covered by or affecting the Plan.

      (m) The termination or repudiation of contracts or commitments pursuant to the Plan or pursuant to any Order of the Court in the CCAA Proceedings, including without limitation the termination of any "replaceable contracts" as defined under section 152 of the Forest Act of British Columbia between WFPL and Hayes Forest Services Limited and any road construction contracts between WFPL and Strathcona Contracting Ltd., is valid and effective and any appeal or objection that has been filed or raised with respect to the termination or repudiation of any such contract or commitment has been finally resolved or dismissed.

      (n) All applications for leave to appeal or any appeal or review proceedings arising from any orders, directions, rulings or other decisions made by the Court in or with respect to the CCAA Proceedings have been finally disposed of.

      The Doman Entities may waive the above conditions (except for (a), (b) and (i)), provided the Restricted Group does not object. The foregoing is a summary only and reference should be made to section 8.4 of the Plan for further details of these and other conditions precedent to implementation of the Plan.

TERMS OF SANCTION ORDER

      In addition to sanctioning the Plan, the Sanction Order will, on the Plan Implementation Date:

      (a) direct and authorize Lumberco, Pulpco and the Doman Entities to complete all of the corporate and financial transactions contemplated under the Plan and the Secured Bonds Term Sheet;

      (b) declare that the compromises effected by the Plan are approved, binding and effective upon all Creditors and other Persons affected by the Plan, and release and discharge the Doman Entities from any and all indebtedness, obligations and liabilities, as and to the extent provided in the Plan;

      (c) release and discharge the Doman Entities from any and all Affected Claims of Affected Creditors in accordance with the Plan and stay any and all steps or proceedings, including without limitation, administrative orders, declarations, or assessments commenced, taken or proceeded with or that may be commenced, taken or proceeded with against any and all past, present and future directors, officers and employees of the Doman Entities (in those capacities) in respect of all Claims and discharge all past and present directors, officers and employees of the Doman Entities from any liability with respect to all Claims, all to the extent provided for in Section 5.15 of the Plan;

      (d) declare that the Lumberco Shares to be issued by Lumberco to the Affected Creditors pursuant to the Plan will be validly issued and outstanding as fully-paid and non-assessable on the Plan Implementation Date and set the amount of the stated capital of Lumberco in accordance with the Plan;

      (e) declare that the stay of proceedings under the Initial Order continues until the Plan Implementation Date;

      (f) declare that the compromises, releases and the reorganizations effected under the Plan are binding and effected in the sequential order contemplated under the Plan;

      (g) terminate and discharge the Administrative Charge and Directors' Charge on the Plan Implementation Date;

      (h) declare that, subject to the performance by the Doman Entities of the obligations under the Plan, and except to the extent, if any, expressly contemplated by the Plan or the Sanction Order, all obligations or agreements to which any one of the Doman Entities is a party shall be and remain in full force and effect, unamended, as at the Plan Implementation Date, unless terminated by the Doman Entities or terminated or deemed to have been terminated by an Order of the Court pursuant to the Initial Order, and no party to any such obligation or agreement shall on or following the Plan Implementation Date, accelerate, terminate, refuse to renew, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise (or purport to enforce or exercise) any right or remedy (including any right of set-off, dilution, buy-out, divestiture, forced sale, option or other remedy) under or in respect of any such obligation or agreement, by reason:

            (i) of any event which occurred prior to the Plan Implementation Date and is not continuing after the Plan Implementation Date or which is or continues to be suspended or waived under the Plan, which would have entitled any other party thereto to enforce those rights or remedies;

            (ii) that the Doman Entities have sought or obtained relief under the CCAA and the CBCA;

            (iii) of any default or event of default arising as a result of the financial condition or insolvency of the Doman Entities including any ongoing possible insolvency by reason of the restructuring, settlement or subordination of the Intercompany Claims;

            (iv) of the effect upon the Doman Entities of the completion of any of the transactions contemplated under the Plan, including, for greater certainty, the assignment of any Transferred Obligations from any Doman Entity to Lumberco or Pulpco pursuant to the Plan; or

            (v) of any compromises, settlements, restructurings or reorganizations effected pursuant to the Plan;

      (i) authorize the assignment and transfer of the Lumber Assets to Lumberco and the assignment and transfer of the Pulp Assets to Pulpco and vest the Lumber Assets in Lumberco and the Pulp Assets in Pulpco free and clear of all Claims, liabilities or encumbrances except for the Transferred Obligations;

      (j) authorize and approve the issuance of the Pulpco Note and the granting of the Pulpco Security Interest by Pulpco;

      (k) confirm that all executory contracts, security agreements and other contractual relationships to which the Doman Entities, Lumberco or Pulpco are parties are in full force and effect notwithstanding the CCAA Proceeding or the Plan and its attendant compromises, and that no Person party to such an executory contract, security agreement or other contractual relationship shall be entitled to terminate or repudiate its obligation under such contract or agreement, or to the benefit of any right or remedy, by reason of the commencement of the CCAA Proceeding or the content of the Plan, the compromises extended under the Plan, the transfer or assignment of the Lumberco Assets and related liabilities or the Pulpco Assets and related liabilities, or any other matter contemplated under the Plan or the Sanction Order;

      (l) confirm and give effect to the waivers, permanent injunctions and other provisions contemplated by Section 5.14 of the Plan;

      (m) confirm and give effect to the releases and other provisions contemplated by Sections 5.15 and 5.16 of the Plan;

      (n) declare that the right to receive and exercise the Warrants pursuant to the Plan shall be effective immediately upon the pronouncement by the Court of the Sanction Order, which, for greater certainty, shall be prior to the Plan Implementation Date, and set out a procedure to enable Unsecured Noteholders who hold Notes through CDS, DTC or their participant holders to exercise their Warrants; and

      (o) declare that the Plan and the issuance of the Lumberco Shares and Warrants to be fair to the Affected Creditors who will receive such securities.

      The foregoing is a summary only and reference should be made to Section
8.3 of the Plan for further details of these and other effects of the Sanction Order.

INFORMATION REGARDING LUMBERCO AND PULPCO

      Lumberco and Pulpco were incorporated under the CBCA on April 27, 2004. Lumberco and Pulpco were formed solely for the purpose of implementing the Plan. Until the Plan Implementation Date, neither Lumberco nor Pulpco will carry on any business, other than in connection with the Plan, and will have no material assets or liabilities except as contemplated by the Plan. Following implementation of the Plan, Lumberco will hold the Lumber Assets of the Doman Entities and Pulpco (which, after implementation of the Plan will be a wholly-owned subsidiary of Lumberco), will hold the Pulp Assets of the Doman Entities. The Lumber Assets include all forest licences, tree farm licences, timber licences, logging camps and facilities, sawmills, logging equipment and lumber and timber inventories of the Doman Entities. The Pulp Assets include all the pulp related businesses and assets of the Doman Entities, excluding the Port Alice Assets. On and after the implementation of the Plan, Lumberco will carry on the business and operations of the Doman Entities, as described in the AIF, other than the Port Alice Mill. SEE THE LUMBERCO CORPORATE STRUCTURE CHART UNDER "CORPORATE REORGANIZATION AND ASSET TRANSFERS".

      SHARE CAPITAL OF LUMBERCO

      Lumberco's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which, as of the date hereof, one common share is issued and outstanding and held by Doman, and no preferred shares are issued and outstanding.

      All common shares of Lumberco rank equally as to voting rights, participation in a distribution of the assets of Lumberco on a liquidation, dissolution or winding-up of Lumberco and the entitlement to dividends. The holders of common shares of Lumberco are entitled to receive notice of all meetings of shareholders (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each common share of Lumberco carries with it the right to one vote.

      In the event of the liquidation, dissolution or winding-up of Lumberco or other distribution of its assets for the purpose of winding up its affairs, the holders of common shares of Lumberco will be entitled to receive on a pro rata basis, all of the assets of Lumberco remaining after payment of all of Lumberco's liabilities, subject to the rights of the holders of preferred shares of Lumberco. The common shares of Lumberco carry no pre-emptive, exchange or conversion rights. Subject to the rights of the holders of preferred shares, the holders of common shares of Lumberco are entitled to receive on a pro rata basis such dividends as the Board of Directors of Lumberco may declare out of funds legally available therefor.

      Provisions as to the modification, amendment or variation of the rights attached to the common shares of Lumberco are contained in the CBCA. Generally speaking, substantive changes to the share capital of Lumberco require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

      If preferred shares were outstanding, the holders of such shares would be entitled to priority over the common shares of Lumberco with respect to the payment of dividends and the distribution of assets of Lumberco on a liquidation, dissolution or winding-up of Lumberco or other distribution of its assets for the purpose of winding up its affairs.

      LUMBERCO SECURED BONDS

      Up to $221 million principal amount of Lumberco Secured Bonds will be issued by Lumberco pursuant to the Private Placement, the exercise of Warrants and the Standby Commitment. The Lumberco Secured Bonds will be direct, secured obligations of Lumberco and will be guaranteed by each of the material subsidiaries of Lumberco (other than Pulpco). Such obligations will be secured by a first priority charge over all of the fixed assets of Lumberco and its subsidiaries, which will rank pari passu with any security granted to secure certain obligations under any hedging arrangements and will rank subordinate to the security interest of the Working Capital Lender.

      The Lumberco Secured Bonds will have the following material terms: (a) maturing and fully repayable on the date that is five years plus one day following the Plan Implementation Date; (b) interest-bearing at the rate of 15% per annum; and (c) redeemable, at Lumberco's option or if Lumberco has proceeds available (received in the course of certain transactions) to effect such redemption, in whole or in part, upon payment to the bondholders of all accrued and unpaid interest thereon and the redemption price prevailing at the time notice of such redemption is given, which will be a certain percentage of the face value of the outstanding Lumberco Secured Bonds in each year (as described in Schedule "A" to the Plan).

      The Lumberco Secured Bonds will be issued under a trust indenture between Lumberco and The Bank of New York, which will contain covenants of Lumberco in favour of the bondholders, consistent with covenants provided by borrowers in transactions of like nature, including the following: (a) not to incur additional debt without the prior written consent of the bondholders, except for certain permitted indebtedness; (b) not to incur any liens to secure any debt, other than to secure the Lumberco Secured Bonds or certain permitted indebtedness; (c) to apply net proceeds of any asset sales, softwood duty settlements, or capital markets transactions and any proceeds received from the Pulpco Note first to Lumberco to ensure adequate liquidity to achieve its business plan and then to the redemption of the Lumberco Secured Bonds, subject to a 25% limitation imposed on such redemptions in order to qualify for an exemption from Canadian interest withholding tax; (d) limitations on transaction(s) with affiliates; (e) mandatory repurchase of Lumberco Secured Bonds upon a change of control event; and (f) the right of the trustee or the holders of not less than 25% of the outstanding Lumberco Secured Bonds upon an event of default to declare the principal amount of the outstanding Lumberco Secured Bonds and accrued interest to be immediately due and payable.

      Reference should be made to Schedule "A" to the Plan for further details regarding the Lumberco Secured Bonds.

      SHAREHOLDER MEETINGS

      An annual meeting of shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting, but not later than six months after the end of the preceding financial year, and at such place as Lumberco's Board of Directors may determine. The holders of not less than 5% of the issued shares of Lumberco that carry the right to vote at a meeting may requisition Lumberco's directors to call a meeting of shareholders for the purposes stated in the requisition. Lumberco's directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders is one or more individuals present in person, each being one or more shareholders entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 5% of Lumberco's outstanding shares entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of Lumberco and others who are entitled or required under the CBCA or the articles or bylaws of Lumberco to be present at a meeting of shareholders.

      The articles of Lumberco provide that the Board is to consist of a minimum of one director and a maximum of 15 directors, unless Lumberco is a "distributing corporation" (as defined under the CBCA) in which case the minimum number of directors is to be three. Pursuant to the Plan, the number of directors will be fixed at eight.

      At each annual meeting, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with Lumberco's articles or with the provisions of the CBCA. Not less than 25% of the members of the Board of Directors of Lumberco are required to be resident Canadians, in accordance with the CBCA.

      DIRECTORS AND OFFICERS OF LUMBERCO

      The following sets forth the name, municipality of residency, principal occupation and other background information of the persons appointed or to be appointed as directors or senior officers of Lumberco upon implementation of the Plan. The following information concerning the respective appointees and the current sole director and officer has been furnished by each of them:

      James D. Arthurs, Appointee Director.
      West Vancouver, B.C.

      James Arthurs is Senior Vice President, Sales & Marketing for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada's largest privately-held companies, from 2002 through 2004. Previous positions included Sr. Vice President and Chief Information Officer for Alderwoods Group; Vice President, Residential and Industrial Operations for Trus Joist, A Weyerhaeuser Company; and General Manager, Building Materials Distribution for MacMillan Bloedel Limited. In addition, Mr. Arthurs spent 16 years with IBM in a wide range of sales and management positions. Mr. Arthurs holds a Bachelor of Science degree in Computer Science from the University of Calgary.

      Derek Brown, Appointee Director.
      Toronto, Ontario

      Mr. Brown retired as a Vice President Director of RBC Dominion Securities Inc. in 1996 after a 27-year career in investment banking/corporate finance. He has been employed since as a Professor of finance (adjunct) at the Joseph L. Rotman School of Management, University of Toronto. From 1997 to 2003 Mr. Brown was a Commissioner of the Ontario Securities Commission. Mr. Brown also sits on the board of SNP Split Corp. and Sixty Split Corp. and is a trustee of Macquarie Power Income Trust - all TSE listed entities. He also was a Director of Koch Pipelines Canada Ltd. from inception in 1999 until its disposition in 2002. Mr. Brown holds the degrees of B.Comm. and LL.B. from Dalhousie University. He also holds the designation of chartered business valuator and was a Director of the Canadian Institute of Chartered Business Valuators from 2000 until 2004.

      Jaspaul (Rick) H. Doman, Director and Chief Executive Officer. Cowichan Valley Regional District, B.C.

      Mr. Doman was appointed the Director and Chief Executive Officer of Lumberco on April 30, 2004. He has been the President and Chief Executive Officer of Doman since February 2001. Mr. Doman was the Manager, North American Lumber Sales of Doman from 1984 to February, 2001. He commenced working with Doman in 1976, initially on a part time basis until 1980, and then on a full time basis, in operations and sales.

      Peter Gordon, Appointee Director.
      Toronto, Ontario

      Mr. Gordon is currently Managing Partner, Restructuring Services, Brascan Financial Corporation, where he is co-manager of the Tricap Restructuring Fund, a $415 million fund providing investment capital and management assistance to companies experiencing financial or operational difficulties. He joined Brascan in 1998 where he has been directly involved in the Company's investment banking and merchant banking activities. Prior to 1998, he spent over fifteen years in the Canadian mining industry in the marketing, operating and finance areas with Westmin Resources Limited and Noranda Inc. Mr. Gordon is currently a director of Vicwest Corporation and Northgate Exploration Limited. He holds an MBA in addition to an engineering degree.

      John Lacey, Appointee Director.
      Toronto, Ontario

      Mr. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group), an organization operating funeral homes and cemeteries within North America and the UK, on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of the Loewen Group Inc., of which he was a director from December 1998. From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications Inc. in Vancouver, British Columbia. Prior to that, Mr. Lacey served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. Mr. Lacey currently is the Chair of the TELUS Human Resources and Compensation Committee and a member of the TELUS Corporate Governance Committee. In addition to TELUS, he is an Advisory Board Member of Tricap, a director of Cancer Care Ontario and is currently the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd.

      John McIntyre, Appointee Director and Chairman of the Board
      Toronto, Ontario

      Mr. McIntyre is an independent financial advisor to TD Securities, TD Capital, Brascan Asset Management and other organizations. Until February 2002, Mr. McIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chair, Global Head, Investment Banking, TD Securities. As Vice Chair, Investment Banking, he was responsible for global investment banking, corporate credit, trade finance and correspondent banking. Prior to joining TD Securities in 1987, Mr. McIntyre was with Ernst & Young. He is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen's University. Mr. McIntyre has been a director of public and private corporations, and currently holds positions on the Board of Directors for Maple Leaf Sports & Entertainment Ltd., Wellspring, and Calmeadow International.

      John Newman, Appointee Director.
      Toronto, Ontario

      Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million square foot 72 storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing including Simmons Canada Inc., Multi-Fund Management Inc., Aviva Group Canada Ltd., Pilot Insurance Company and Utility Corporation.

      An additional director of Lumberco will be nominated and appointed by the Restricted Group prior to the Meeting, which will be announced in a press release by the Company. In addition, the Chief Financial Officer of Lumberco will be determined at a later date and will be announced by press release.

      None of the appointee directors or the director and officer holds any securities of Lumberco.

      The initial Board of Directors of Lumberco (including its Chair) will hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date. One or more of the above individuals may be substituted on or before the Meeting Date with another individual or individuals acceptable to the Restricted Group.

      The Board of Directors of Pulpco shall be constituted on or before the Plan Implementation Date in consultation with the proposed Board of Directors of Lumberco. Not less than 25% of the members of the Board of Directors of Pulpco will be resident Canadians.

      PROFORMA FINANCIAL INFORMATION

      The proforma balance sheet of Lumberco attached to this Information Circular as Schedule VII and incorporated herein by reference, has been prepared by management of the Doman Entities and is for information purposes only. This information has been prepared for inclusion in this Information Circular to be distributed to Affected Creditors in connection with the CCAA Proceedings.

      PRINCIPAL HOLDERS OF LUMBERCO SHARES

      The following parties are expected to beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Lumberco Shares on the Plan Implementation Date: (1) Tricap, and (2) MLIM Funds.

      AUDITORS, REGISTRAR AND TRANSFER AGENT

      KPMG LLP has been appointed as Lumberco's auditors to hold office until the first annual meeting of shareholders. Computershare Trust Company of Canada will be appointed Registrar and Transfer Agent of Lumberco in the cities of Vancouver and Toronto.

      RISK FACTORS

      The following factors, a number of which would apply to other forest companies, in particular forest companies with operations in British Columbia, may have a material adverse effect on the operations of Lumberco post Plan Implementation Date.

      SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS. In connection with the CCAA Proceedings of Doman, Lumberco will acquire the Lumber Assets of Doman and through its wholly owned subsidiary, Pulpco, the Pulp Assets of Doman. Also in connection with the CCAA Proceedings

Lumberco will enter into the Lumberco Secured Bond Trust Indenture and the New Working Capital Facility and Pulpco will issue the Pulpco Note to Lumberco. The level of debt that Lumberco will incur on the Plan Implementation Date, and the limitations imposed on it by the Trust Indenture, the New Working Capital Facility and any other debt agreements it enters into and the Pulpco Note could have important consequences for Lumberco and Pulpco's business, including the following:

      - Lumberco will have to use a significant portion of its cash flow from operations for servicing debt, rather than for Lumberco's operations;

      - Lumberco may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes;

      - Lumberco could remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

      - Lumberco's less leveraged competitors could have a competitive advantage.

      Lumberco's ability to pay the principal of, and interest on Lumberco's debt obligations will depend on its future performance. To a significant extent, Lumberco's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond Lumberco's control. No assurance can be given that Lumberco's business will generate cash flow from operations sufficient to pay the indebtedness Lumberco will incur or fund Lumberco's other liquidity needs. Lumberco can provide no assurance that it can secure any further credit facilities or that the terms of any such credit facilities will be favourable. However, after implementation of the Plan, Lumberco will have considerably less debt than the existing Doman Entities since indebtedness to Affected Creditors will have been converted into equity of Lumberco.

      UNCERTAINTY AS TO SUCCESS OF LUMBERCO'S ACTIVITIES. Doman implemented a number of initiatives to operate more efficiently in the future. Lumberco expects to continue with the strategies adopted by Doman as outlined in the AIF. These strategies may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than expected. In addition, Lumberco may not be able to successfully implement these strategies and may be required to refine, expand or extend such strategies. Furthermore, production curtailments may impair Lumberco's ability to realize current or future business objectives. Lastly, costs actually incurred in connection with these initiatives may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, such initiatives may not result in greater efficiency for Lumberco.

      VARIABLE OPERATING RESULTS AND PRODUCT PRICING. Lumberco's financial performance will be principally dependent on the prices Lumberco receives for its products. Prices for products to be offered by Lumberco are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. No assurance can be given as to the timing and extent of any price improvements. Lumberco's financial performance will also be dependent on the rate at which Lumberco utilizes the production capacity acquired from Doman. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease.

      The markets for the products to be offered by Lumberco are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

      -     additions to industry capacity;

      -     increased industry production;

      - periods of insufficient demand due to weak general economic activity or other causes; and

      -     inventory destocking by customers.

      Demand for the products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, Lumberco's future customers may not accept price increases for the products. Lumberco is not able to predict with certainty market conditions and prices for the products to be offered by Lumberco. Lumberco's future financial condition and results of operations will depend primarily upon the prices Lumberco receives for lumber and pulp, and a deterioration in prices of or demand for these products could have a material adverse effect on Lumberco's financial condition, results of operations and ability to satisfy the debt obligations Lumberco will incur.

      RISKS OF EXCHANGE RATE FLUCTUATIONS. Approximately 70% of Doman's sales in 2003 were made in U.S. dollars, while most of the Doman's operating costs and expenses were incurred in Canadian dollars. Doman's results of operations are reported in Canadian dollars. It is expected that a significant amount of Lumberco's sales will be made in U.S. dollars while its operating costs and expenses will be incurred in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar, could have a material adverse effect on the business, financial condition, results of operations and cash flows of Lumberco. Lumberco is considering using U.S. dollars as the reporting currency for financial statement purposes.

      DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES. Over 90% of all timberlands in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act (British Columbia) empowers the Ministry of Forests to grant timber tenures, including TFLs, FLs and timber sales licences to producers. The provincial Chief Forester periodically conducts or requires a licensee to conduct a timber supply analysis upon which various licence allowable annual cuts ("AACs") are based. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including those to be owned by Lumberco. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

      FOREST POLICY CHANGES IN BRITISH COLUMBIA. Recently the Provincial Government adopted legislation which implements the most significant reforms in the Province's forest industry in over 40 years. The reforms, which apply to forest companies that have operations in British Columbia, address the following areas, among others (1) market pricing - for stumpage purposes, (2) appurtenancy
- the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities, (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licencees.

      The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licensees having Crown cutting rights in excess of 200,000 m(3) per year. The Forestry Revitalization Act (British Columbia) requires that Doman surrender 685,216 m(3) of its AAC derived from its TFLs (including TLs contained within TFLs) and FLs by March 31, 2006 as well as 20% of the unreverted area of timber licenses outside of TFLs. Doman is to be compensated for the take back according to criteria to be prescribed by the Provincial Government. Disputes regarding the amount of compensation will be resolved by arbitration. The legislation provides for a period of up to three years for the tenure reductions to be negotiated and in the meantime harvesting is to continue as normal. Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the long-term impact on stumpage fees of the new auction based stumpage system.

      It is therefore not yet possible to gauge the overall impacts of the new legislation on the operations to be acquired by Lumberco as many have just been instituted.

      STUMPAGE FEES. Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested was based on a target rate set by government. Stumpage payments for a harvesting area took into consideration specific operating conditions, timber quality and administrative procedures.

      Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the U.S. The move to a more open and competitive market pricing system for timber and logs for the coastal forest sector was announced by the Provincial Government on January 16, 2004. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

      SOFTWOOD LUMBER DISPUTE. Recently, the U.S. International Trade Commission ("USITC") determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the U.S. Department of Commerce ("USDOC") issued countervailing and anti-dumping orders, which took effect on May 22, 2002. These duties have had a material adverse impact on operations of Doman including reduced profit margins. Cumulative duties to Doman from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until December 31, 2003 total approximately $58.4 million. Although the Canadian government and Canadian lumber companies affected by such duties have initiated challenges under the North American Free Trade Agreement and before the World Trade Organization, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will adversely impact on Lumberco's future operations.

      COMPETITION. The markets for the products to be offered by Lumberco are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of Lumberco's future competitors have substantially greater financial resources and less debt than the debt Lumberco will incur. Lumberco will also be required to compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, Lumberco will also be expected to compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on selling prices and the overall profitability of Lumberco. Lumberco's competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour and its plant efficiencies and productivity in relation to its competitors.

      INTERNATIONAL BUSINESS. In general, Lumberco's sales will be subject to the risks of international business, including:

      -     fluctuations in foreign currencies;

      - changes in the economic strength of the countries in which Lumberco will conduct business;

      -     trade disputes;

      -     changes in regulatory requirements;

      -     tariffs and other barriers; and

      - quotas, duties, taxes and other charges or restrictions upon exportation.

      The principal products to be offered by Lumberco are expected to be sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S. and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on the operations and results of Lumberco.

      ENVIRONMENTAL REGULATION. Lumberco will be subject to extensive environmental laws and regulations. These laws and regulations will impose stringent standards on Lumberco's operations regarding, among other things:

      -     air emissions;

      -     water discharges;

      -     use and handling of hazardous materials;

      -     use, handling and disposal of waste; and

      -     remediation of environmental contamination.

      Lumberco may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, Lumberco may discover currently unknown environmental problems or conditions with the operations of Doman that it will acquire. Any such event could have a material adverse effect on Lumberco's business, financial condition, results of operations and cash flows.

      With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that further work in this area is not necessary. However the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" for which new lower emission limits have been established. Included in the criteria air contaminants are sulphur dioxide and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on the mills to be owned by Lumberco. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined, reduction requirements for individual operations can be assessed. Therefore the costs of complying with these requirements cannot be assessed at this time.

      FIRST NATIONS LAND CLAIMS. First Nations groups in British Columbia have made claims of ownership or interests in substantial portions of land in the Province of British Columbia including areas where the timber tenures and operations of Lumberco will be situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

      First Nations groups are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including the timber tenures Lumberco will acquire from Doman, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from this treaty process may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on timber tenures to be acquired from Doman or the amounts of compensation that Doman would receive for any taking, if any, cannot be estimated at this time.

      To resolve outstanding claims, the Federal Government and Provincial Government in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at December 31, 2003, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering the Company's timber tenures were engaged in this treaty process.

      Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with First Nations groups. This policy is reflected in the terms of the Company's timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. The Company continues to believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. The Company has continued to develop working relationships with many First Nations and has entered into timber harvesting, silviculture, planning and other capacity building arrangements.

      The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or the Provincial Government in the near future.

      RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL. Securityholders of Lumberco must rely upon the experience and expertise of the directors and management of Lumberco. The competition for qualified personnel in the forest products industry is intense. No assurance can be given that Lumberco will be able to retain Doman's current personnel and attract additional personnel necessary for the development and operation of its business. Lumberco does not presently have key person insurance in effect for its management. Loss of, or failure to attract and retain key personnel could have a material adverse effect on Lumberco and may threaten its ability to survive as a going concern.

      EMPLOYEES AND LABOUR RELATIONS. The majority of the hourly paid employees at the manufacturing facilities that Lumberco will operate are unionized. Lumberco's inability to negotiate an acceptable contract with any of the unions upon expiration of an existing contract could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, Lumberco could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

      INABILITY TO ENFORCE CERTAIN CIVIL LIABILITIES. The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be affected adversely by the fact that:

      -     Lumberco is organized under the laws of Canada;

      - almost all of Lumberco's officers and directors are residents of Canada; and

      - all or a substantial portion of the assets to be acquired by Lumberco and Lumberco's officers and directors may be located outside the U.S.

      As a result, it may be difficult or impossible to effect service of process upon Lumberco or Lumberco's officers or directors from within the U.S. It may also be difficult to realize against Lumberco in the U.S., upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada (1) may not enforce judgments of U.S. courts obtained in actions against Lumberco or Lumberco's officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (2) may not enforce, in original actions, liabilities against Lumberco or Lumberco's officers or directors predicated upon such laws.

      ENFORCING UNITED STATES BANKRUPTCY AND OTHER LAWS IN CANADA. Lumberco is organized under the laws of Canada and Lumberco's principal operating assets will be located outside of the U.S. Under bankruptcy laws in the U.S., courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the U.S. may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the U.S. Any orders or judgments of a bankruptcy court in the U.S. may not be enforceable.

      DILUTION. Shareholders of Lumberco may suffer dilution of their investments in Lumberco if future financing is raised by the issuance of shares or securities convertible into shares.

      LACK OF ESTABLISHED MARKET FOR NEW SECURITIES. It is a condition of the Plan that Lumberco Shares be conditionally listed on the TSX. There can be no assurances that a listing will be obtained for Lumberco Shares. If a listing is obtained, there can be no assurance that any such listing will continue or that an active trading market in Lumberco's Shares will develop or be sustained. If a market does develop there can be no assurance that the price will reflect the estimated net value of Lumberco.

REGULATORY REQUIREMENTS

      SECURITIES LAW CONSIDERATIONS

      Doman and Lumberco will, if necessary, make application to the securities regulatory authorities in certain provinces and territories of Canada where Affected Creditors or Existing Doman Shareholders reside, as required, for orders and rulings permitting, among other things, the distribution of the Warrants, Class C Warrants, Units, Lumberco Shares and Lumberco Secured Bonds under the Plan and the resale of the Lumberco Shares and Lumberco Secured Bonds in those jurisdictions without restriction (other than those held by a control person as defined under applicable securities law). Receipt of all necessary regulatory approvals (other than those relating to the Class C Warrants) is a prerequisite to implementation of the Plan. All transfers and assignments of Class A Warrants must comply with applicable securities laws including compliance with the registration and prospectus requirements or an available exemption therefrom. Holders of Class A Warrants that intend to rely on an exemption from the prospectus and registration requirements will be required to provide Lumberco with evidence in a form satisfactory to Lumberco demonstrating such compliance.

      Securities issued under the Plan will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the indenture to govern the Lumberco Secured Bonds will not be qualified under the U.S. Trust Indenture Act of 1939. Some of the Affected Creditors are resident in the United States of America (the "U.S. Creditors"). Lumberco intends to rely upon the exemptions set out in section 3(a)(10) of the U.S. Securities Act and any available exemptions under U.S. state securities laws with respect to the issuance of the Lumberco Shares and Warrants (which do not include the Class C Warrants) to the U.S. Creditors. In order to utilize the section 3(a)(10) exemptions, Doman and Lumberco intend to take all actions necessary under section 3(a)(10) including:

      (a) to ensure that the U.S. Creditors receive notice of, and have the right to appear at, a hearing before the Court to approve the Plan;

      (b) to request that the Court at such hearing does not approve the issuance of the Lumberco Shares and Warrants to the U.S. Creditors (and all other Affected Creditors), unless the Court finds the Plan and the issuance of the Lumberco Shares and Warrants to be fair to the Affected Creditors who will receive such securities; and

      (c) to advise the Court, prior to such hearing, that Lumberco will rely on the exemptions contained in Section 3(a)(10) of the U.S. Securities Act so that it will not be required to register the issuance of the Lumberco Shares and Warrants in the United States under the U.S. Securities Act, based on the Court's approval.

      Residents of the United States will not be entitled to exercise Warrants unless they provide evidence satisfactory to Lumberco that they are "accredited investors" eligible to exercise the Warrants without registration under the U.S. Securities Act and applicable state securities law. As a result, U.S. Creditors who are not "accredited investors" will not be eligible to exercise Warrants and thereby acquire Lumberco Secured Bonds and additional Lumberco Shares. Any resale of Lumberco Shares, Warrants and Lumberco Secured Bonds will also be subject to applicable securities legislation and will not be permitted without registration or an available exemption. Securities issued to U.S. Creditors pursuant to the Plan and upon exercise of Warrants will bear restrictive legends to the extent necessary to satisfy applicable exemption requirements. The section 3(a)(10) exemptions will not be available to Shareholders who are residents of the United States with respect to receipt of Class C Warrants and they will not receive Class C Warrants unless they provide evidence satisfactory to Lumberco that they are "accredited investors". Class C Warrants which cannot be distributed will not be issued.

      U.S. securities laws apply to resales of any securities acquired by U.S. Creditors pursuant to the Plan. Provided that the distribution satisfies the requirements for the exemptions under section 3(a)(10) described above, U.S. Creditors who are not "affiliates" of either Doman or Lumberco will be able to resell securities received pursuant to the Plan without restriction. Affiliates of Doman or Lumberco will not be able to resell such securities unless they meet the requirements for an available exemption from registration, such as Regulation S under the U.S. Securities Act, which exempts certain resales outside the United States.

      FORESTRY LAW CONSIDERATIONS

      In 2003, the Provincial Government introduced several pieces of new legislation which provided for significant changes to forest policy, in particular to transfer provisions and existing allocation of Crown forest tenures granted to licensees under the Forest Act (British Columbia).

      Under the provisions of the Forestry Revitalization Act (British Columbia), Doman and certain other licensees are required to return 20% of their replaceable Crown tenure to the Provincial Government in return for monetary compensation, the amount of which is still yet to be determined. The Provincial Government intends to sell half of such tenure by way of public auction with the balance being made available for First Nations and other governmental initiatives.

      Additionally, several reforms to the transfer provisions under the Forest Act (British Columbia) have been introduced. Historically, regulatory approval was required to be obtained from the Minister of Forests where there was a transfer, subdivision or sale of forest tenures by a licensee. In the event approval was not obtained, the Minister was able to cancel, at its option and without compensation, all of the affected forest tenures. If the Minister's approval was obtained, an automatic deduction of 5% of the AAC was applied to all affected forest tenures, although the licensee did have an opportunity to have such transfer takeback volume returned in certain circumstances.

      Through recent legislative amendments, the 5% transfer takeback provisions have been repealed, and a licensee may now dispose of certain timber tenure, provided that all outstanding related accounts have been paid, the Minister is first notified of the proposed transfer, and the Minister gives notice that the proposed disposition will not unduly restrict competition in the standing timber markets, log markets or chip markets. With respect to a change of control of a licensee, prior approval of the Minister is not required, although the Minister may cancel the affected timber tenures if the Minister is of the opinion that the change of control results in the undue restriction of competition in the standing timber, log or chip markets in British Columbia.

      It is the Company's expectation that the Minister will be satisfied that neither the proposed disposition of timber tenures nor the intended change of control will unduly restrict competition in the standing timber markets, log markets or chip markets.

      ENVIRONMENTAL LAW CONSIDERATIONS

      The operations of the Doman Entities are subject to a wide array of federal, provincial and local environmental legislation regulating water, land and air discharges and solid and hazardous waste management, disposal, transportation and remediation. Currently the Doman Entities have numerous operating and environmental permits, authorization, licenses or approvals. To the extent that such permits, authorizations, licenses or approvals relate to the Lumber Assets and Pulp Assets that will be transferred to Lumberco and Pulpco respectively, the Doman Entities will be making applications to the relevant regulatory agencies to have those permits, authorization, licenses and approvals transferred. Approvals of such transfers are subject to the discretion of the relevant agencies.

SUMMARY OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO AFFECTED CREDITORS

      This summary outlines the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the "Tax Act") to Affected Creditors who receive either Lumberco Shares and Warrants or cash in satisfaction of their Affected Claims.

      This summary is based on the current provisions of the Tax Act, the Regulations thereunder and the current published administrative and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof and assumes that they will be enacted substantially as proposed, although no assurances can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial, territorial or non-Canadian income tax considerations. This summary assumes that Affected Creditors deal at arm's length and are not affiliated with any of the Doman Entities, and are not "financial institutions", as defined for the purposes of the mark-to-market rules in the Tax Act.

      This summary further assumes that Affected Creditors will hold their Lumberco Shares, Warrants and Lumberco Secured Bonds, as the case may be, as capital property. The Lumberco Shares, Warrants and Lumberco Secured Bonds will generally be considered to be capital property to an Affected Creditor unless the Affected Creditor holds such securities in the course of carrying on a business or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. An Affected Creditor whose securities might not otherwise qualify as capital property may, in certain circumstances, treat such securities as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act. Affected Creditors should consult with their own tax advisors regarding the advisability of making such an election, having regard to their own particular circumstances.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR AFFECTED CREDITOR. AFFECTED CREDITORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

      DISPOSITION OF AFFECTED CLAIMS BY AFFECTED CREDITORS

      Each Affected Creditor will be deemed to have disposed of their Affected Claim for proceeds of disposition equal to the aggregate of the fair market value of the Lumberco Shares and Warrants received or, if they choose to receive cash instead, the amount of the cash payment received.

      Where an amount in respect of an Affected Claim has previously been included in the income of an Affected Creditor, or would have been so included if the Affected Claim had been paid, the Affected Creditor will be required to include in income the excess, if any, of the proceeds of disposition received on the disposition of the Affected Claim over amounts previously included in income (net of any reserve for bad debts or doubtful accounts) in respect of the Affected Claim. If amounts previously included in income (net of any reserve for bad debts or doubtful accounts) on account of the Affected Claim exceed the proceeds of disposition, the Affected Creditor will be entitled to deduct the amount of the excess from income in the taxation year of the disposition. Affected Creditors who hold their Affected Claims in these circumstances should consult with their own tax advisors as to the income tax consequences to them having regard to their own particular circumstances.

      Where an Affected Claim constitutes capital property to an Affected Creditor, the Affected Creditor will realize a capital gain (or capital loss) to the extent the proceeds of disposition received on the disposition of the Affected Claim, net of any reasonable costs associated with the disposition, exceed (or are less than) the adjusted cost base of the Affected Claim to the Affected Creditor. An Affected Creditor will be required to include in income one-half of the amount of any capital gain resulting from the disposition of the Affected Claim (a "taxable capital gain"), and will generally be entitled to deduct one-half of the amount of any such loss (an "allowable capital loss") against taxable capital gains realized by the Affected Creditor in the taxation year of the disposition. Allowable capital losses not deducted in the year in which they arise may generally be deducted from net taxable capital gains realized in the three preceding years or in any future taxation year.

      The cost to an Affected Creditor of Lumberco Shares received on the satisfaction of its Affected Claim will be the fair market value of the Lumberco Shares on the date they are received. This cost will be averaged with the adjusted cost base of all of the Lumberco Shares owned as capital property by the Affected Creditor (including Lumberco Shares acquired on the exercise of Warrants, as described below), for the purpose of determining the adjusted cost base of each Lumberco Share to the Affected Creditor. Similarly, the cost of Warrants received by an Affected Creditor will be the fair market value of the Warrants on the date that they are received, and this cost will be averaged with the adjusted cost base of all Warrants owned by the Affected Creditor for the purpose of determining the adjusted cost base of each Warrant to the Affected Creditor.

      EXPIRY OF WARRANTS

      If an Affected Creditor allows the Warrants to expire without exercising, the Affected Creditor will generally realize a capital loss equal to the adjusted cost base of the Warrants immediately prior to their expiry.

      EXERCISE OF WARRANTS

      No gain or loss will be realized by an Affected Creditor upon the exercise of Warrants. When a Warrant is exercised, the aggregate cost to the Affected Creditor of the Lumberco Shares and Lumberco Secured Bonds comprising the Unit acquired will be the aggregate of the adjusted cost base to that Affected Creditor of the Warrant exercised and the price paid for the Unit upon exercise of the Warrant. The cost of each of the Lumberco Shares and Lumberco Secured Bonds so acquired will be that portion of that aggregate cost so determined as is proportionate to the fair market value of Lumberco Shares compared to Lumberco Secured Bonds on the date they are received. The cost to an Affected Creditor of Lumberco Shares so acquired will be averaged with the adjusted cost base of all of the Lumberco Shares owned as capital property by the Affected Creditor for purposes of determining the adjusted cost base of each Lumberco Share to the Affected Creditor.

      HOLDING AND DISPOSING OF LUMBERCO SHARES

      Dividends received or deemed under the Tax Act to be received by an Affected Creditor on Lumberco Shares will be included in computing the Affected Creditor's income for purposes of the Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends will apply. Such dividends received by a corporation will generally be deductible in computing its taxable income.

      The disposition by an Affected Creditor of Lumberco Shares will result in a capital gain (or capital loss) to the Affected Creditor equal to the amount by which the proceeds of disposition of the Lumberco Shares, net of any reasonable cost of disposition, exceed (or are less than) the Affected Creditor's adjusted cost base of the Lumberco Shares disposed of. Any such capital gain (or capital loss) will be subject to the tax treatment described above under the heading "Disposition of Affected Claims by Affected Creditors".

      HOLDING AND DISPOSING OF LUMBERCO SECURED BONDS

      An Affected Creditor that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Lumberco Secured Bonds that accrues to it or is deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Any other Affected Creditor, including an individual (other than a trust) will be required to include in income for a taxation year any interest on the Lumberco Secured Bonds received or receivable by such Affected Creditor in the year (depending upon the method regularly followed by the Affected Creditor in computing income), except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

      On a disposition or deemed disposition (which will include a redemption or repayment at maturity) of a Lumberco Secured Bond by an Affected Creditor, the Affected Creditor will generally be required to include in computing income for the taxation year in which the disposition occurs all interest accrued on the Lumberco Secured Bond from the date of the last interest payment to the date of disposition, except to the extent that such interest had otherwise been included in the Affected Creditor's income for that year or a preceding taxation year. In general, a disposition or deemed disposition of a Lumberco Secured Bond will result in a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Affected Creditor's income as interest and any reasonable costs of disposition, exceed (or are less than) the Affected Creditor's adjusted cost base of the Lumberco Secured Bonds immediately before the disposition. Any such capital gain (or capital loss) will be subject to the tax treatment described above under the heading "Disposition of Affected Claims by Affected Creditors".

      REFUNDABLE TAX

      An Affected Creditor that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including dividends on Lumberco Shares, interest on Lumberco Secured Bonds and taxable capital gains earned or realized in respect of the disposition of Lumberco Shares or Lumberco Secured Bonds.

      NON-RESIDENTS OF CANADA

      Dividends paid or credited to a non-resident Affected Creditor, or deemed under the Tax Act to be paid or credited, on Lumberco Shares will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, subject to a reduction in the rate of withholding tax pursuant to the provisions of any applicable income tax treaty between Canada and the country of residence of the Affected Creditor.

      Interest paid or credited to a non-resident Affected Creditor on Lumberco Secured Bonds will not be subject to any withholding tax in Canada.

      A disposition by a non-resident Affected Creditor of Lumberco Secured Bonds will generally not be subject to tax under the Tax Act. A disposition by a non-resident Affected Creditor of Lumberco Shares will not be subject to tax under the Tax Act unless such Lumberco Shares constitute taxable Canadian property to the non-resident Affected Creditor at the time of the disposition. Generally, Lumberco Shares will not constitute taxable Canadian property to a non-resident Affected Creditor at the time of their disposition, provided that such Lumberco Shares are listed on a prescribed stock exchange (as defined in the Tax Act, which includes the TSX) at that time, and the non-resident Affected Creditor, together with persons with whom the non-resident Affected Creditor does not deal at arm's length, has not owned 25% or more of the issued shares of any class in the capital of Lumberco at any time during the preceding 60 month period.

      Non-resident Affected Creditors are advised to consult with their tax advisors in their country of residence as to the tax consequences applicable to them in that country.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

      Other than as set forth in this Information Circular, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

      Other than as disclosed herein, the Company is not aware of any material transaction, involving any director or executive officer, any Shareholder who holds more than 10% of the voting rights attached to the shares of the Company or other insider of the Company or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

      The Company will provide, upon request to the Secretary of the Company, a copy of the following documents: (a) the AIF, together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the Audited Financial Statements and Annual MD&A, together with the accompanying report of the auditors thereon and any interim financial statements and management's discussion and analysis of the Company for periods subsequent to December 31, 2003; (c) the Annual Filing; and (d) this Information Circular. The Company may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

      This document contains statements which constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures and future operating performance of the Company and, after the Plan Implementation Date, Lumberco. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to implement a plan of arrangement or compromise under the CCAA and execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the heading "Risk Factors" herein, and the information contained in the AIF, including, without limitation, the information set forth under the heading "Business of the Company" and the information contained in the Annual MD&A, identify important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

NOTICE TO U.S. CREDITORS

      This Information Circular has been prepared in accordance with the disclosure requirements of Canada. Creditors should be aware that such requirements are different from those of the United States. Some of the financial information of Doman which is included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to financial statements of United States companies. The principal differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they apply to Doman are summarized in Note 17 to the Audited Financial Statements. U.S. CREDITORS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE CONCERNING THE U.S. TAX CONSEQUENCES OF EXCHANGING THEIR CLAIMS FOR LUMBERCO SHARES AND WARRANTS AND OF EXERCISING AND RESELLING WARRANTS.

      DATED at Vancouver, BC:   May 7, 2004.

FOR:  DOMAN INDUSTRIES LIMITED
      ALPINE PROJECTS LIMITED
      DIAMOND LUMBER SALES LIMITED
      DOMAN FOREST PRODUCTS LIMITED
      DOMAN'S FREIGHTWAYS LTD.
      DOMAN HOLDINGS LIMITED
      DOMAN INVESTMENTS LIMITED
      DOMAN LOG SUPPLY LTD.
      DOMAN - WESTERN LUMBER LTD.
      EACOM TIMBER SALES LTD.
      WESTERN FOREST PRODUCTS LIMITED
      WESTERN PULP INC.
      WESTERN PULP LIMITED PARTNERSHIP
      QUATSINO NAVIGATION COMPANY LIMITED

                                     Signed:       (SIGNED) P.G. HOSIER
                                             ---------------------------------
                                                    Authorized Signatory

                               AUDITORS' CONSENT

We have read the Information Circular and Proxy Statement ("Information Circular") involving Doman Industries Limited (the "Company"), certain of its subsidiary entities and 4204247 Canada Inc. and 4204255 Canada Inc. dated May 7, 2004 relating to a plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) and reorganization pursuant to the Canada Business Corporations Act. We have complied with Canadian generally accepted auditing standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated February 6, 2004.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada
May 7, 2004

                                   SCHEDULE I

                       PLAN OF COMPROMISE AND ARRANGEMENT

                                 PURSUANT TO THE

                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)

                                       AND

                                 REORGANIZATION

                                 PURSUANT TO THE

                        CANADA BUSINESS CORPORATIONS ACT

                            DOMAN INDUSTRIES LIMITED
                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                            DOMAN-WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                TABLE OF CONTENTS

                                                                                      PAGE
                                    ARTICLE 1

                                 INTERPRETATION

1.1     Definitions.............................................................        1

1.2     Certain Rules of Interpretation.........................................       11

1.3     Governing Law...........................................................       12

1.4     Schedules...............................................................       13

                                    ARTICLE 2

                         PURPOSE AND EFFECT OF THE PLAN

2.1     Purpose.................................................................       13

2.2     Consolidated Plan.......................................................       13

                                    ARTICLE 3

                   CORPORATE ORGANIZATION AND ASSET TRANSFERS

3.1     Lumberco................................................................       14

3.2     Pulpco..................................................................       14

3.3     Corporate Authorization.................................................       14

3.4     Asset Transfers and Related Transactions................................       15

3.5     Existing Doman Equity...................................................       15

3.6     Lumberco Board of Directors.............................................       16

3.7     Pulpco Board of Directors...............................................       17

                                    ARTICLE 4

                           CLASSIFICATION OF CREDITORS

4.1     Classification of Creditors.............................................       17

4.2     Claim Procedure.........................................................       17

4.3     Unaffected Claims.......................................................       17

4.4     Different Capacities....................................................       17

                                    ARTICLE 5

                             TREATMENT OF CREDITORS

5.1     Affected Creditors......................................................       18

5.2     Lumberco Shares.........................................................       20

5.3     Listing and Tradability of Lumberco Shares..............................       20

5.4     Secured Notes...........................................................       21

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                      PAGE
5.5     Currency................................................................       21

5.6     Interest................................................................       21

5.7     Unaffected Creditors....................................................       21

5.8     Guarantees and Similar Covenants........................................       22

5.9     Allocation of Distributions.............................................       22

5.10    Set-Off.................................................................       22

5.11    Intercompany Claims.....................................................       22

5.12    Security Interest in Pulpco.............................................       22

5.13    Effect of Plan Generally................................................       23

5.14    Waiver of Defaults and Permanent Injunction.............................       23

5.15    Releases................................................................       24

5.16    Release of Charges......................................................       25

                                    ARTICLE 6

                     MEETING OF CREDITORS AND DISTRIBUTIONS

6.1     Meeting.................................................................       25

6.2     Creditor Approval.......................................................       25

6.3     Proofs of Claim.........................................................       25

6.4     Failure to File Proof of Claim..........................................       25

6.5     Disputed Distribution Claims............................................       25

6.6     Fractional Common Shares and Warrants...................................       27

                                    ARTICLE 7

                    PRIVATE PLACEMENT AND STANDBY COMMITMENT

7.1     Private Placement.......................................................       27

7.2     Standby Commitment......................................................       27

                                    ARTICLE 8

                STEPS OF THE ARRANGEMENT AND CONDITIONS PRECEDENT

8.1     Steps of the Arrangement................................................       28

8.2     Application for Sanction Order..........................................       28

8.3     Effect and Terms of Sanction Order......................................       28

8.4     Conditions Precedent to Implementation of this Plan.....................       31

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                      PAGE
8.5     Monitor's Certificate...................................................       34

                                    ARTICLE 9

                                AMENDMENT OF PLAN

9.1     Plan Amendment..........................................................       34

9.2     Severability............................................................       35

                                   ARTICLE 10

                               GENERAL PROVISIONS

10.1    Paramountcy.............................................................       35

10.2    Successors and Assigns..................................................       35

10.3    Compromise Effective For All Purposes...................................       36

10.4    Consents, Waivers And Agreements........................................       36

10.5    Deemed Provisions.......................................................       36

10.6    Notices.................................................................       36

10.7    Further Assurances......................................................       38

                       PLAN OF COMPROMISE AND ARRANGEMENT

                                 PURSUANT TO THE

                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)

                                       AND

                                 REORGANIZATION

                                 PURSUANT TO THE

                        CANADA BUSINESS CORPORATIONS ACT

                            DOMAN INDUSTRIES LIMITED
                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                            DOMAN-WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                   ARTICLE 1
                                 INTERPRETATION

1.1   DEFINITIONS

      Whenever used in this Plan, including the attached Schedules, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

      "ADMINISTRATIVE CHARGE" has the meaning set out in the Initial Order.

      "AFFECTED CLAIMS" means all Claims except Unaffected Claims.

      "AFFECTED CREDITORS" means the Creditors with Affected Claims, in respect of and to the extent of such Affected Claims.

      "AFFECTED CREDITORS APPROVAL" means the approval of this Plan by the Affected Creditors Class voting on this Plan under the CCAA.

      "AFFECTED CREDITORS CLASS" means the class of Affected Creditors established under this Plan.

      "AFFECTED CREDITORS SHARE POOL" means Lumberco Shares representing, in aggregate, 75% of the total number of Lumberco Shares outstanding (as at the Plan Implementation Date) after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued to Affected Creditors in respect of their Affected Claims pursuant to this Plan.

      "AMARANTH" means Amaranth LLC.

      "BASIC PURCHASE PRIVILEGE" means the right of holders of Warrants to exercise Warrants prior to the Warrant Expiry Time and purchase Units in accordance with the terms thereof.

      "BUSINESS DAY" means a day, other than Saturday, Sunday or a statutory holiday, on which banks are generally open for business in each of Vancouver, British Columbia, Toronto, Ontario and New York, NY.

      "CALENDAR DAY" means any day, including a Saturday, Sunday and any statutory holiday in the Province of British Columbia.

      "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

      "CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

      "CCAA PROCEEDINGS" means the proceedings in respect of the Doman Entities commenced under the CCAA pursuant to the Initial Order.

      "CDS" means the Canadian Depository for Securities Limited.

      "CLAIM" means any right or claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities, which indebtedness, liability or obligation is in existence or which is based on an event, act or omission which occurred in whole or in part prior to the Filing Date, and any interest that may accrue thereon up to the Filing Date for which there is an obligation to pay, and costs which such Person would be entitled to receive pursuant to the terms of any contract with such Person at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) against any property or assets, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which existed prior to the Filing Date, together with any other rights or claims that would have been claims provable in bankruptcy had the Doman Entities become bankrupt at the Filing Date, together with any other rights or claims, whether or not asserted, arising after the Filing Date in any way, directly or indirectly related to any action taken or power exercised by the Doman Entities in the CCAA Proceedings, including, without limitation, any and all claims which result from or may result from: (1) the repudiation (or deemed repudiation) of contractual obligations prior to the New Claims Bar Date; and (2) the permanent shutdown and closure of operations at the Port Alice Mill, including, without limitation, any claims of employees, Governmental Authorities and other Persons.

      "CLAIMS BAR DATE" means 5:00 p.m. on March 31, 2003.

      "CLASS A WARRANTS" means the purchase warrants proposed to be distributed to Affected Creditors (other than in respect of Disputed Distribution Claims) pursuant to SECTION 5.1(c) of this Plan, each of which will entitle the holder thereof to purchase one Unit on the Plan Implementation Date in accordance with the terms and subject to the conditions applicable to such Warrants.

      "CLASS B WARRANTS" means the purchase warrants proposed to be distributed to holders of Disputed Distribution Claims pursuant to SECTION 6.5 of this Plan, which shall have the same rights and attributes and be subject to the same conditions as the Class A Warrants, except that the Class B Warrants shall not be assignable or transferable.

      "CLASS C WARRANTS" means the warrants proposed to be distributed to Existing Doman Shareholders pursuant to Section 3.5 of this Plan, which shall entitle the Existing Doman Shareholders to purchase Lumberco Shares at exercise prices and subject to the terms and conditions set out in the Class C Warrants Term Sheet annexed as Schedule "C" to this Plan.

      "CLASS C WARRANTS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Class C Warrants, a copy of which is attached to this Plan as Schedule "C".

      "COURT" means the Supreme Court of British Columbia.

      "CREDITOR" means any Person having a Claim against any one or more of the Doman Entities and may, where the context requires, include the assignee of a Claim or a trustee, interim receiver, receiver, receiver and manager, liquidator or other Person acting on behalf of such Person.

      "CROWN" means Her Majesty The Queen in right of Canada and in right of each and every Province and Territory of Canada.

      "DFPL" means Doman Forest Products Limited, a body corporate continued under the CBCA.

      "DIL" means Doman Industries Limited, a body corporate continued under the CBCA.

      "DIRECTORS' CHARGE" has the meaning set out in the Initial Order

      "DISPUTED DISTRIBUTION CLAIM" of an Affected Creditor means a Claim that has been disputed by the Doman Entities or the Monitor and that may be the subject of adjudication by the Court pursuant to the Revised Claims Process Order.

      "DISTRIBUTION" means any distribution to Affected Creditors or Standby Purchasers of (i) cash pursuant to SECTION 5.1(B) of this Plan, (ii) Lumberco Shares, (iii) Warrants or (iv) Lumberco Shares and Lumberco Secured Bonds comprising Units, as the case may be, pursuant to this Plan.

      "DISTRIBUTION CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for final allowance and Distribution purposes, in accordance with the provisions of the Revised Claims Process Order and the CCAA.

      "DISTRIBUTION RECORD DATE" means the date established in the Sanction Order as the date for determining Affected Creditors entitled to receive a Distribution pursuant to this Plan.

      "DOMAN ENTITIES" means, collectively, DIL, Alpine Projects Limited (a body corporate continued under the CBCA), Diamond Lumber Sales Limited (a body corporate continued under the CBCA), DFPL, Doman's Freightways Ltd. (a body corporate continued under the CBCA), Doman Holdings Limited (a body corporate amalgamated under the Company Act (British Columbia)), Doman Investments Limited (a body corporate continued under the CBCA), Doman Log Supply Ltd. (a body corporate continued under the CBCA), DWL, Eacom Timber Sales Ltd. (a body corporate continued under the CBCA), WFPL, WPI, WPLP, and Quatsino Navigation Company Limited (a body corporate continued under the CBCA).

      "DTC" means the Depository Trust Corporation.

      "DWL" means Doman-Western Lumber Ltd., a body corporate continued under the CBCA.

      "ELECTION DATE" means the date set in the Meeting Order by which Affected Creditors must elect to receive cash in full satisfaction of their Affected Claim pursuant to SECTION 5.1(b) of this Plan.

      "ELECTION TO RECEIVE CASH" means the form, approved in the Meeting Order, pursuant to which a Person may elect to receive cash with respect to its Distribution Claim in accordance with SECTION 5.1(b) of this Plan.

      "EQUIPMENT LESSOR" means any Creditor holding a security or title interest in relation to any equipment in the possession of the Doman Entities at the Filing Date which remains in the possession of the Doman Entities on the Plan Filing Date.

      "EXISTING DOMAN EQUITY" means all of the outstanding common shares, preferred shares, and other equity issued by any of the Doman Entities to any Person other than another Doman Entity and any and all warrants, options, rights and agreements to purchase any of the foregoing, whether vested or not, which for greater certainty, excludes the Lumberco Shares, Warrants, Class C Warrants and Units to be issued pursuant to the Plan.

      "EXISTING DOMAN SHAREHOLDERS" means, collectively, the registered holders as of the Plan Implementation Date of the Class A Common Shares of DIL, the Class B Non-Voting Shares, Series 2, of DIL and the Class A Preferred Shares, Series 4, of DIL.

      "FILING DATE" means November 7, 2002.

      "FIRST NATION" means: (a) an Indian, a Band, the Council of the Band, or a group of Indians, as those terms are defined by the Indian Act, R.S.C. 1985, c. I-5, s. 1; or (b) an aboriginal person, a body of aboriginal people, or a group of bodies of aboriginal people.

      "FIRST NATIONS CLAIMS" means those Claims of a First Nation relating to the Lumberco Assets and Pulpco Assets transferred to Lumberco and Pulpco pursuant to this Plan, which arise from or are incidental to a First Nation's claim for aboriginal title or rights.

      "GOVERNMENTAL AUTHORITY" means the Crown, any government, municipality, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation or agent, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

            (i) having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

            (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

      "INDENTURE TRUSTEE" means Bank of New York, as trustee under the trust indentures relating to the Unsecured Notes and as administrative agent and collateral agent for the Unsecured Noteholders.

      "INITIAL ORDER" means the Order made by the Court under the CCAA on November 7, 2002 in respect of the Doman Entities, as amended, confirmed, extended or varied from time to time, including without limitation, by virtue of the Confirmation Order declared by the Court on December 6, 2002.

      "INTERCOMPANY CLAIM" means a Claim of any of the Doman Entities against any one or more of the other Doman Entities in relation to inter-corporate advances or any other obligation.

      "LUMBERCO" means a corporation to be formed pursuant to the CBCA for the purpose of holding the Lumber Assets and Pulpco Shares.

      "LUMBER ASSETS" means all of the businesses and assets of the Doman Entities other than the Pulp Assets, including without limitation: all forest licences; all tree farm licences; all timber licences; all logging camps; all log sorting yards; all logging equipment; trucks and other vehicles; all lumber and timber harvesting and processing facilities and sawmills and equipment related thereto; all lumber and timber inventories and work in progress; and all working capital related thereto.

      "LUMBER COMPANIES" means the Doman Entities (other than the Pulp Companies) to the extent that they hold Lumber Assets.

      "LUMBERCO SECURED BONDS" means the secured bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment, which bonds will have the attributes set out in the Lumberco Secured Bonds Term Sheet.

      "LUMBERCO SECURED BONDS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Lumberco Secured Bonds, a copy of which is attached to this Plan as Schedule "A".

      "LUMBERCO SHARES" means the common shares of Lumberco to be distributed pursuant to this Plan.

      "MEETING" means the meeting of the Affected Creditors to be called pursuant to the CCAA for the purpose of considering and voting in respect of this Plan.

      "MEETING DATE" means the date on which the Meeting shall be held pursuant to the Meeting Order.

      "MEETING ORDER" means the Order of the Court dated April 30, 2004 calling the Meeting to consider and vote on the Plan and setting out, inter alia, the voting process for Affected Creditors.

      "MLIM FUNDS" means Merrill Lynch Bond Fund, Inc. - High Income Portfolio, Merrill Lynch Variable Series Fund, Inc. - Merrill Lynch High Current Income Fund, Merrill Lynch Series Funds, Inc. - High Yield Portfolio, Corporate High Yield Fund, Inc., Corporate High Yield Fund III, Inc., Master U.S. High Yield Trust, Merrill Lynch World Income Fund, Inc. and Corporate High Yield Fund V, Inc. being, mutual funds which hold Unsecured Notes.

      "MLIM PRIVATE PLACEMENT PURCHASERS" means Debt Strategies Fund, Inc., Merrill Lynch Global Investment Series - Income Strategies Portfolio, Merrill Lynch Bond

      Fund, Inc. - High Income Portfolio, Master U.S. High Yield Trust, Corporate High Yield Fund, Inc., Corporate High Yield Fund V, Inc, Corporate High Yield Fund VI, Inc. and Floating Rate Income Strategies Fund, Inc.

      "MONITOR" means KPMG Inc., in its capacity as court-appointed Monitor pursuant to the Initial Order, and any successor thereof.

      "NEW CLAIMS BAR DATE" means May 25, 2004, or such later date as the Court may set.

      "ORDER" means any order of the Court in the CCAA Proceedings.

      "PERSONS" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the United States or elsewhere.

      "PLAN" means this Plan of Compromise and Arrangement filed by the Doman Entities under the CCAA and Reorganization pursuant to section 191 of the CBCA, as such Plan may be amended, varied or supplemented by the Doman Entities from time to time in accordance with the terms hereof.

      "PLAN FILING DATE" means the date on which this Plan is filed with the Court in the CCAA Proceedings.

      "PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to SECTION 8.5 stating that all conditions precedent to implementation of this Plan set forth in
      SECTION 8.4 have been satisfied or waived, which will not be earlier than July 1, 2004 or later than July 31, 2004 unless otherwise ordered by the Court and not objected to by the Restricted Group.

      "PORT ALICE ASSETS" means all of the real property, plant and fixtures used in or connected with the operation of the Port Alice Mill, but for greater certainty does not include working capital, moveable equipment, work in progress or merchantable inventory.

      "PORT ALICE MILL" means the pulp production facility located at Port Alice, British Columbia and currently owned by WPI and WPLP.

      "POST FILING CLAIM" means any Claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities with respect to any matter, action, cause or chose in action arising from or caused by any action taken by the Doman Entities from and after the Filing Date, but excluding any right or claims arising from the termination or repudiation (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court) of any executory agreements or obligations in existence as at the Filing Date and terminated or repudiated on or prior to May 14, 2004, and excluding those Claims arising from or that may result from the permanent shutdown or closure of operations at the Port Alice Mill.

      "PRIVATE PLACEMENT" means the sale of Private Placement Units to Tricap, the MLIM Private Placement Purchasers, Quadrangle and Amaranth for aggregate proceeds of US$105 million pursuant to SECTION 7.1 of this Plan.

      "PRIVATE PLACEMENT UNITS" means units to be sold to the Standby Purchasers pursuant to the Private Placement, each such unit to be identical to the Units and to consist of $1,000 aggregate principal amount of Lumberco Secured Bonds and a pro-rata share of Lumberco Shares from the Private Placement Share Pool.

      "PRIVATE PLACEMENT SHARE POOL" means Lumberco Shares representing, in aggregate, 12.5% of the total number of Lumberco Shares outstanding (as at the Plan Implementation Date) after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued pursuant to the Private Placement.

      "PROOF OF CLAIM" means a proof of claim filed by an Affected Creditor in accordance with the Revised Claims Process Order or the original Claims Process Order made on February 21, 2003.

      "PULP ASSETS" means all of the pulp related businesses and assets of the Doman Entities, excluding the Port Alice Assets but including, without limitation, the assets used in or connected with the operation of the pulp production facility located at Squamish, British Columbia and currently owned by WPI and WPLP.

      "PULP COMPANIES" means WPI, WFPL, DFPL and WPLP to the extent that such entities hold any legal or beneficial interest in the Pulp Assets.

      "PULPCO" means a corporation to be incorporated pursuant to the CBCA (as a wholly-owned subsidiary of WPLP and which shall later become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B"), for the purpose of holding the Pulp Assets.

      "PULPCO NOTE" means the secured term promissory note to be issued by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in Schedule "B") pursuant to SECTION 5.12 of this Plan, which will not be payable until maturity or until the occurrence of certain events enumerated in the Pulpco Note, including, in particular, the sale of all or a substantial portion of the assets or shares of Pulpco.

      "PULPCO SECURITY INTEREST" means the security interest to be granted by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in Schedule "B") over all of the present and after-acquired property of Pulpco to secure the Pulpco Note, in accordance with SECTION 5.12 of this Plan.

      "PULPCO SHARES" means the outstanding common shares of Pulpco, as at the Plan Implementation Date or any prior time.

      "QUADRANGLE" means Quadrangle Group LLC.

      "RELATED" with respect to any two or more Persons means: (1) a parent, subsidiary or an affiliate of a corporation or two or more corporations that are affiliates of one another; (2) a Person or group of Persons that controls or is controlled by another Person or group of Persons; (3) the partners of a partnership or a limited partnership; (4) mutual funds or investment funds managed or administered by the same Person or group of Persons; or (5) a trustee and a beneficiary of any trust or Persons who are beneficiaries of the same trust.

      "RELATED GROUP" means a group of Persons, each member of which is Related to every other member of the group.

      "RESTRICTED GROUP" means the informal group of noteholders (comprised of certain Unsecured Noteholders and Tricap, who have executed confidentiality agreements with DIL that have not expired) established to help negotiate the terms of a financial and corporate restructuring with the Doman Entities.

      "REVISED CLAIMS PROCESS ORDER" means the Order of the Court made on April 6, 2004, which amends and supercedes the Order of the Court made on February 21, 2003 in the CCAA Proceedings, and which confirms the procedure for determining the Claims of Affected Creditors.

      "SANCTION ORDER" means the Order proposed to be made in the CCAA Proceedings, among other things, to sanction this Plan and direct the completion of certain related corporate and financing transactions, as such Order may be amended, varied or modified by the Court from time to time.

      "SECURED CLAIMS" means all Claims of Creditors that are secured by a security interest validly charging or encumbering assets of any of the Doman Entities (including Claims of Equipment Lessors in respect of equipment leases which create security interests) but excluding any Claims which may be secured by the Administrative Charge or the Directors' Charge pursuant to the Initial Order.

      "SECURED CREDITOR" means any Creditor holding a Secured Claim with respect to, and to the extent of such Secured Claim, and includes the Secured Noteholders, Equipment Lessors and the Working Capital Lender with respect to and to the extent of their Secured Claims.

      "SECURED NOTEHOLDERS" means, collectively, the holders of the Secured
      Notes.

      "SECURED NOTES" means the US$160,000,000 of 12% series A and series B senior secured notes issued pursuant to an indenture, made as of June 18, 1999, between DIL and the SECURED NOTES TRUSTEE, which notes are guaranteed by substantially all of the Doman Entities.

      "SECURED NOTES TRUSTEE" means Wells Fargo Bank Minnesota N.A., as trustee for the Secured Noteholders.

      "STANDBY COMMITMENT" means the several commitment provided by the Standby Purchasers to purchase a number of Units equal to the total number of Units that may be acquired on the exercise of all Warrants distributed pursuant to this Plan, less the number of Units in respect of which Warrants are validly exercised prior to the Warrant Expiry Time, as contemplated by SECTION 7.2 of this Plan.

      "STANDBY PURCHASERS" means Tricap, MLIM Private Placement Purchasers, Quadrangle and Amaranth.

      "STAY PERIOD" means the period from the Initial Order up to and including the Stay Termination Date.

      "STAY TERMINATION DATE" means the day which is one Business Day following the Plan Implementation Date, or such later date as may be ordered by the Court.

      "TERM SHEET" means the term sheet setting out the principal terms of the restructuring of Affected Claims, which was filed with the Court on February 5, 2004.

      "TRANSFER AGENT" means Computershare Trust Company of Canada.

      "TRANSFERRED OBLIGATIONS" means, collectively, obligations: (1) arising following the Plan Implementation Date in respect of executory agreements to which any of the Doman Entities is a party (other than in relation to the operations at the Port Alice Mill) and which have been publicly disclosed by the Doman Entities prior to April 28, 2004 and have not expired or been repudiated or terminated (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court); (2) in respect of Secured Claims relating to equipment leases; (3) in respect of Post-Filing Claims; or (4) which Lumberco or Pulpco may expressly assume at or prior to Plan Implementation Date with the prior express approval of the Restricted Group.

      "TRICAP" means the Tricap Restructuring Fund.

      "UNAFFECTED CLAIMS" means: (1) Claims in respect of Transferred Obligations; (2) Claims of the Monitor, its Canadian counsel, legal counsel to the Restricted Group, Fasken Martineau DuMoulin LLP (counsel to the Doman Entities pursuant to existing orders of the Court); (3) Intercompany Claims (except to the extent specifically affected by the Plan); (4) Secured Claims in respect of the Secured Notes; (5) Secured Claims of the Working Capital Lender; and (6) First Nations Claims.

      "UNAFFECTED CREDITORS" means Creditors with Unaffected Claims, in respect of and to the extent of such Unaffected Claims.

      "UNIT" means a unit that may be purchased pursuant to the exercise of a Warrant or pursuant to the Standby Commitment, consisting of US$1,000 aggregate principal amount of Lumberco Secured Bonds and Lumberco Shares.

      "UNSECURED NOTES" means, collectively, the: (a) US$425,000,000 of 8.75% senior notes, due 2004, issued pursuant to an indenture, dated March 2, 1994, between DIL and the

      Indenture Trustee, of which US$388,000,000 aggregate principal amount is outstanding as of the Filing Date; and (b) US$125,000,000 of 9.25% series A and series B senior notes, due 2007, issued pursuant to an indenture dated as of November 13, 1997, between DIL and the Indenture Trustee, of which US$125,000,000 aggregate principal amount is outstanding as of the Filing Date.

      "UNSECURED NOTEHOLDER" means a beneficial owner of Unsecured Notes.

      "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended.

      "VOTING CLAIM" of a Creditor means the amount of the Claim of such Creditor determined for voting purposes in accordance with the provisions of this Plan, the Revised Claims Process Order, the Meeting Order and the CCAA.

      "WARRANTS" means, collectively, the Class A Warrants and the Class B Warrants.

      "WARRANT RECORD DATE" means the date established in the Sanction Order as the date for determining Affected Creditors entitled to receive Warrants pursuant to this Plan.

      "WARRANT TRUSTEE" means Bank of New York.

      "WARRANT EXPIRY TIME" means 4:00 p.m. (Toronto time) on the date that is 21 days after the Warrant Record Date.

      "WARRANT SHARE POOL" means Lumberco Shares which are to be issued upon the exercise of Warrants and/or pursuant to the Standby Commitment, representing, in aggregate, 12.5% of the total number of Lumberco Shares outstanding after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants).

      "WARRANT SHARES" means the Lumberco Shares to be issued upon exercise of the Class C Warrants.

      "WFPL" means Western Forest Products Limited, a body corporate continued under the CBCA.

      "WORKING CAPITAL LENDER" means CIT Business Credit Canada Inc.

      "WPI" means Western Pulp Inc., a body corporate continued under the CBCA.

      "WPLP" means Western Pulp Limited Partnership, a limited partnership formed pursuant to the laws of British Columbia.

1.2   CERTAIN RULES OF INTERPRETATION

            In this Plan and any Schedules hereto:

      (a) all accounting terms not otherwise defined in this Plan shall have the meanings ascribed to such terms, from time to time, in accordance with Canadian generally accepted accounting principles, including those prescribed by the Canadian Institute of Chartered Accountants;

      (b) all references to currency are stated in lawful currency of Canada, except as otherwise indicated;

      (c) the division of this Plan into Articles, Sections and Paragraphs and the insertion of a Table of Contents are for convenience of reference only and will not affect the construction or interpretation of this Plan, nor are the descriptive headings of Articles and Sections intended as complete or accurate descriptions of the content thereof;

      (d) the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Plan or a Schedule hereto to any Person (or Persons) or circumstances as the context otherwise permits;

      (e) the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

      (f) unless otherwise specified, all references to time herein and in any document issued or delivered pursuant hereto mean local time in Vancouver, British Columbia and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m., on such Business Day;

      (g) unless otherwise provided, any reference to a statute, or other enactment of Parliament or a legislature includes all regulations made thereunder, all enactments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that amends, supplements or supersedes such statute or regulation;

      (h) the words "hereunder", "hereof" and similar expressions refer to this Plan and not to any particular Article, Section or Paragraph and references to "Articles", "Sections" or "Paragraphs" are to Articles, Sections or Paragraphs of this Plan, as the case may be;

      (i) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next succeeding Business Day if the last day of the period is not a Business Day; and

      (j) whenever any payment to be made or action to be taken under this Plan is required to be made or to be taken on a day other than a Business Day, such payment shall be made or action taken on the next succeeding Business Day.

1.3   GOVERNING LAW

      This Plan shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. All questions as to the interpretation of or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4   SCHEDULES

      The   following Schedules are attached to and form part of this Plan:

      Schedule "A" Lumberco Secured Bonds Term Sheet
      Schedule "B" Asset Transfers and Related Transactions
      Schedule "C" Class C Warrants Term Sheet

                                   ARTICLE 2
                         PURPOSE AND EFFECT OF THE PLAN

2.1   PURPOSE

      The purpose of this Plan is:

      (a) to segregate the principal operating assets of the Doman Entities (excluding the Port Alice Assets) by transferring them into two separate corporations: (i) Lumberco (which will hold all of the Lumber Assets); and (ii) Pulpco (which will hold only the Pulp Assets);

      (b) to compromise Affected Claims of Creditors so as to enable the lumber business of the Doman Entities and the pulp business (other than the Port Alice Assets) of the Doman Entities to be carried on under new corporate structures, with relief from the debt servicing and debt repayment obligations to which the Doman Entities are subject under existing arrangements;

      (c) to achieve operational and legal separation of the assets to be used in the business to be carried on by Lumberco from any Pulpco creditor claims; and

      (d) to facilitate the financing of Lumberco and Pulpco through the exercise of Warrants and pursuant to the sale of Units and Private Placement Units;

in the expectation that all Persons with an economic interest in the Doman Entities will derive a greater benefit from the implementation of this Plan than would result from a bankruptcy of the Doman Entities.

2.2   CONSOLIDATED PLAN

      The Plan is presented to the Affected Creditors of the Doman Entities on a joint and consolidated basis for the purpose of voting on the Plan and receiving Distributions under the Plan to simplify the administration and implementation of this restructuring. This Plan is being presented to the Affected Creditors on this basis specifically without prejudice to, and in full reservation of, the rights of the Doman Entities (unless objected to by the Restricted Group) and/or the Affected Creditors to proceed instead with separate plans of arrangement and compromise with respect to the Pulp Companies and the Lumber Companies. Therefore, the right is reserved to the Doman Entities (and will be exercised by the Doman Entities if requested by the Restricted Group) to withdraw this Plan and re-submit to the relevant Affected Creditors separate plans of arrangement and compromise at any time on the understanding that where such separate plans of arrangement and compromise are filed, they shall be considered and voted upon separately by the Affected Creditors of the Lumber Companies and the Pulp Companies, respectively.

                                   ARTICLE 3
                   CORPORATE ORGANIZATION AND ASSET TRANSFERS

3.1   LUMBERCO

      Lumberco will be incorporated prior to the date of the Meeting. The Articles of Incorporation of Lumberco will provide (or will be amended to provide) that: (i) the name of Lumberco will be "Western Forest Products Inc." or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Lumberco will be located in the Province of British Columbia; (iii) Lumberco will be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series;
(iv) there will be no restrictions on transfers of shares of Lumberco and no restrictions on the type of business that may be carried on by Lumberco; (v) the minimum number of directors of Lumberco will be set at three and the maximum number of directors of Lumberco will be set at 15; and (vi) the directors of Lumberco will have the authority to appoint additional directors between annual meetings of the shareholders of Lumberco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.2   PULPCO

      Pulpco will be incorporated prior to the date of the Meeting, as a wholly-owned subsidiary of WPLP and shall subsequently become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B". The Articles of Incorporation of Pulpco will provide (or will be amended to provide) that: (i) the name of Pulpco will be "Western Pulp Limited" or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Pulpco will be located in the Province of British Columbia; (iii) Pulpco will be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series; (iv) there will be no restrictions on transfers of shares of Pulpco and no restrictions on the type of business that may be carried on by Pulpco; (v) the minimum number of directors of Pulpco will be set at three and the maximum number of directors of Pulpco will be set at 15; and (vi) the directors of Pulpco will have the authority to appoint additional directors between annual meetings of the shareholders of Pulpco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.3   CORPORATE AUTHORIZATION

      The adoption, execution, delivery and implementation of all transactions contemplated by this Plan (including the distribution of Lumberco Shares, the distribution of Warrants and Class C Warrants, the sale of additional Lumberco Shares and Lumberco Secured Bonds comprising Units pursuant to the exercise of Warrants, the distribution of Lumberco Shares and Lumberco Secured Bonds pursuant to the Private Placement and the Standby Commitment, and the issuance of Lumberco Shares pursuant to the exercise of Class C Warrants) will occur and be effective as of the times contemplated by this Plan and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without requirement for any further action by the shareholders, directors or officers of Lumberco, Pulpco or any of the Doman Entities. All necessary approvals shall be deemed to have been obtained from the directors and/or the shareholders of each relevant corporation, as applicable, including the deemed passing by any class of shareholders of any resolution or special resolution and no shareholders agreement or agreement between a shareholder and any other person limiting in any way the right to vote shares held by such shareholder or shareholders in respect of any of the transactions contemplated by this Plan shall be deemed to be effective and none of the same shall have any force or effect.

3.4   ASSET TRANSFERS AND RELATED TRANSACTIONS

      The transactions set out in Schedule "B" will be implemented in the order set out therein in connection with this Plan in order to effect the transfer of the Lumber Assets to Lumberco and the transfer of the Pulp Assets to Pulpco. For greater certainty, to the extent that First Nations Claims presently apply to any Lumber Assets or Pulp Assets, such First Nations Claims shall continue to apply to the Lumber Assets and Pulp Assets upon their transfer pursuant to this Plan. On the Plan Implementation Date, the Transferred Obligations shall be transferred and assigned to Lumberco or Pulpco.

3.5   EXISTING DOMAN EQUITY

Holders of Existing Doman Equity (as such) will not be entitled to any distributions under this Plan or other compensation in connection with or as a result of the transactions contemplated and will have no entitlement to vote on this Plan, except that:

      (a) Existing Doman Shareholders shall, on the Plan Implementation Date, but subject to subparagraphs (b) and (c) below, be granted Class C Warrants in accordance with the Class C Warrants Term Sheet on the basis that:

            (i) 45% of such Class C Warrants will be allocated to the holders of the Class A Common Shares of DIL, and the holders of the Class B Non-Voting

                  Shares, Series 2, of DIL (allocated proportionately amongst the holders of such shares on a share for share basis); and

            (ii) 55% of such Class C Warrants will be allocated to the holders of the Class A Preferred Shares, Series 4, of DIL; or

            (iii) Class C Warrants will be allocated in such proportions as between the various classes of shares as may be approved by Order of the Court.

      (b) The issuance of Class C Warrants to Existing Doman Shareholders shall not occur unless a final Order has been made by the Court on or before April 30, 2004 declaring that in the event any Person challenges or disputes the quantum or proportion of the Class C Warrants it is entitled to receive or challenges or disputes the granting of Class C Warrants to any other Person or class of Persons or otherwise challenges or disputes the treatment afforded to Existing Doman Shareholders pursuant to this Plan or in any way objects to the sanctioning of the Plan as a result of any matter related to the Class C Warrants:

            (i) such challenge, objection or dispute shall not prevent, delay, hinder or otherwise interfere with the sanctioning of this Plan;

            (ii) such dispute shall be decided separately by the Court subsequent to the rendering of its decision in respect of the declaration of the Sanction Order;

            (iii) the Class C Warrants in dispute shall be placed in trust on the Plan Implementation Date with the Monitor until such dispute is resolved, without any further obligations on the part of any of the Doman Entities, Lumberco or Pulpco; and

            (iv) the Court shall conduct the Sanction Hearing without regard to the challenge, objection or dispute raised by such Person or class of Persons with respect to the Class C Warrants or the treatment afforded to Existing Doman Shareholders pursuant to the Plan.

      (c) In the event that any holder of Existing Doman Equity including, without restriction, an Existing Doman Shareholder takes any action to challenge, delay or otherwise hinder the sanctioning of this Plan by the Court and:

            (i) the Order contemplated in subparagraph 3.5(b) has not been made by the Court prior to the Meeting Date; or

            (ii) in the event that said Order has been made and appealed from, such appeal has not been finally dismissed by June 10, 2004;

      Lumberco will not issue the Class C Warrants to the Existing Doman Shareholders and the Class C Warrants shall be cancelled. Existing Doman Shareholders who are U.S. residents will not be entitled to receive Class C Warrants unless they provide Lumberco evidence satisfactory to Lumberco that they are "accredited investors" and that they are eligible to receive and exercise Class C Warrants without registration under the U.S. Securities Act or applicable state law.

3.6   LUMBERCO BOARD OF DIRECTORS

      The board of directors of Lumberco will initially consist of the following eight members, one of which will be the Chief Executive Officer of Lumberco:

      James D. Arthurs

      Derek Brown

      Rick Doman

      Peter Gordon

      John Lacey

      John McIntyre

      John Newman

      one director to be named before the Meeting by the Restricted Group and communicated by Doman by press release

      The initial board of directors of Lumberco (including its Chair) will hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date. Not less than 25% of the members of the board of directors of Lumberco will be resident Canadians, in accordance with the CBCA. One or more of the above individuals may be substituted for on or before the Meeting Date with another individual or individuals acceptable to the Restricted Group.

3.7   PULPCO BOARD OF DIRECTORS

      The board of directors of Pulpco shall be constituted on or before the Plan Implementation Date in consultation with the proposed board of directors of Lumberco. Not less than 25% of the members of the board of directors of Pulpco will be resident Canadians.

                                   ARTICLE 4
                           CLASSIFICATION OF CREDITORS

4.1   CLASSIFICATION OF CREDITORS

      For the purposes of considering and voting on the Plan and receiving Distributions under the Plan, there shall be a single class of Creditors comprised of Affected Creditors.

4.2   CLAIM PROCEDURE

      The procedure for determining the validity and quantum of the Claims of Affected Creditors for voting and Distribution purposes shall be governed by the Revised Claims Process Order and the Meeting Order.

4.3   UNAFFECTED CLAIMS

      The Unaffected Claims of Creditors will not be compromised by this Plan, except for certain Intercompany Claims in accordance with SECTION 5.11.

4.4   DIFFERENT CAPACITIES

      Persons who are affected by the Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless expressly agreed by the Person in writing or unless its Claims overlap or are otherwise duplicative.

                                   ARTICLE 5
                             TREATMENT OF CREDITORS

      For purposes of this Plan, the Creditors shall receive the treatment provided in this Article on account of their Claims, and on the Plan Implementation Date the Affected Claims will be compromised in accordance with the terms of this Plan.

5.1   AFFECTED CREDITORS

      All Affected Creditors shall constitute a single class under the Plan for all purposes and shall be treated as follows:

      (a)   VOTING CLAIMS

            Each Affected Creditor having a Voting Claim shall be entitled to vote in the Affected Creditors Class to the extent of the amount which is equal to its Voting Claim, as determined pursuant to the Meeting Order.

      (b)   DISTRIBUTION CLAIMS - ELECTION TO RECEIVE CASH

            A Person (or, if that Person is Related to other Persons holding Distribution Claims, then the Related Group) that, on the Distribution Record Date, holds Distribution Claims in an aggregate amount of $50,000 or less and provides to the Monitor on or before the Election Date an Election to Receive Cash or a Person (or, if that Person is Related to other Persons holding Distribution Claims, then the Related Group) that, on the Distribution Record Date, holds Distribution Claims in an aggregate amount in excess of $50,000 and who, by providing an Election to Receive Cash to the Monitor on or before the Election Date, reduces the aggregate amount of such Person's (or Related Group's) Distribution Claims to $50,000, in either case, in accordance with the Revised Claims Process Order and the Meeting Order, will receive by cheque as at the Plan Implementation Date an amount equivalent to the lesser of: $10,000; and twenty percent (20%) of the actual aggregate amount of such Person's (or Related Group's) Distribution Claims. For greater certainty, any Related Group shall only be entitled to file a single Election to Receive Cash and shall only be entitled to a single payment of the lesser of: $10,000; and twenty percent (20%) of the actual aggregate amount of all of such Related Group's Distribution Claims.

      (c)   DISTRIBUTION CLAIMS - NO ELECTION TO RECEIVE CASH

                  (i) BASIC PURCHASE PRIVILEGE: Each Person who, on the Warrant Record Date, holds a Distribution Claim (which, for greater certainty, does not include a Disputed Distribution Claim), but who has not provided the Monitor with an Election to Receive Cash on or before the Election Date, will receive its pro-rata share of Class A Warrants with respect to its Distribution Claim (subject to section 6.6). Each Person who, on the Warrant Record Date, holds a Disputed Distribution Claim will receive its pro-rata share of Class B Warrants pursuant to SECTION 6.5(a) (subject to section 6.6). The right to receive and exercise Warrants pursuant to this Plan shall be effective as of the date of the Sanction Order. Affected Creditors who are U.S. residents will not be entitled to exercise Warrants unless they provide evidence satisfactory to Lumberco that they are "accredited investors" and that do not intend to resell the Lumberco Shares and Lumberco Secured Bonds acquired on exercise of the Warrants in violation of U.S. securities laws. All Warrants distributed pursuant to this Plan will expire and be of no further force or effect as of the Warrant Expiry Time. Any holder of Warrants who wishes to acquire Units must provide a notice of exercise and funds sufficient to pay the purchase price of any Units to be so acquired to the Warrant Trustee prior to the Warrant Expiry Time. All funds so deposited with the Warrant Trustee will be held by the Warrant Trustee pending closing of the purchase and sale of Units pursuant to the exercise of Warrants, which closing is anticipated to occur on the Plan Implementation Date, such that the proceeds from the exercise of Warrants (together with proceeds from the sale of Private Placement Units pursuant to the Private Placement and proceeds from the sale of Units pursuant to the Standby Commitment) will be available on such date to retire the Secured Notes as contemplated by SECTION 5.4. In the event that the transactions contemplated by this Plan are not implemented on the Plan Implementation Date for any reason whatsoever, all funds forwarded to the Warrant Trustee in connection with the exercise of Warrants will be promptly returned to the Persons who provided such funds to the Warrant Trustee, respectively, together with a pro rata portion of any interest earned by the Warrant Trustee on such funds, if any. The exercise price payable by holders of Warrants will be US$950.00 per Unit. Each Unit will consist of US$1,000 aggregate principal amount of Lumberco Secured Bonds and a pro-rata share of Lumberco Shares from the Warrant Share Pool. The full amount of the purchase price of each Unit will be allocated to the Lumberco Secured Bonds. The aggregate principal amount of all Lumberco Secured Bonds that may be issued upon the exercise of Warrants or pursuant to the Standby Commitment will be US$110.5 million. Persons who acquire Lumberco Shares on the exercise of Warrants or pursuant to the Standby Commitment will hold, in the aggregate, 12.5% of the total number of outstanding Lumberco Shares after giving effect to the transactions contemplated by this Plan (including the Private Placement, but excluding the exercise of the Class C Warrants).

            (ii) A Person who, on the Distribution Record Date, holds a Distribution Claim but who has not provided the Monitor with an Election to Receive Cash on or before the Election Date pursuant to SECTION 5.1(b) will receive, in full and final satisfaction of its Distribution Claim, its pro-rata share of Lumberco Shares from the Affected Creditors Share Pool (subject to section 6.6) and, where the Affected Creditor has exercised its Basic Purchase Privilege in accordance with
                  SECTION 5.1(c)(i), its pro-rata share of Units (subject to section 6.6).

      (d)   DTC AND CDS SYSTEMS

            To the extent that any Unsecured Notes are held by or through DTC or CDS, Distributions under this Plan will be made (i) through the facilities of DTC, to DTC participants who in turn will make the Distributions, as applicable, to the beneficial holders of the Unsecured Notes as of the Warrant Record Date or the Distribution Record Date, as the case may be, pursuant to standing instruments and customary practices and (ii) through the facilities of CDS, to CDS participants who in turn will make the deliveries to beneficial holders of the Unsecured Notes as of the Warrant Record Date or the Distribution Record Date, as the case may be, pursuant to standing instruments and customary practices. Neither Lumberco nor any of the Doman Entities shall have any liability or obligation in respect of Distributions to participants of DTC or CDS or to beneficial holders of Unsecured Notes holding their Unsecured Notes through DTC or CDS, once such Distributions are made to DTC and CDS.

      (e)   OTHER NOTEHOLDERS

            Unsecured Noteholders whose Unsecured Notes are not held through CDS or DTC systems will only be entitled to receive certificates representing Lumberco Shares, Warrants and Lumberco Secured Bonds, as applicable, upon receipt by the Transfer Agent of a duly completed letter of transmittal together with duly endorsed Unsecured Notes held by them respectively and all other required documentation.

      (f)   TRANSFER OF CLASS A WARRANTS

            A holder of Class A Warrants may transfer or assign all or part of its Class A Warrants prior to the Warrant Expiry Date provided the transfer complies with applicable securities laws and provided that the holder and the transferee notify the Warrant Agent and the Doman Entities in writing of such transfer prior to the Warrant Expiry Date and complete such documentation as may be required by the Warrant Agent to effect such transfer or assignment. Class B Warrants shall not be assignable or transferable.

5.2   LUMBERCO SHARES

      After giving effect to the implementation of this Plan (including the Private Placement, the exercise of Warrants and the purchase of Lumberco Shares pursuant to the Standby Commitment, but excluding the exercise of the Class C Warrants), Affected Creditors whose proven Claims are not settled for cash in accordance with SECTION 5.1(b) will hold 75% of the total number of outstanding Lumberco Shares (assuming they do not exercise any Warrants), and the balance of the outstanding Lumberco Shares will be held by Persons who acquire Lumberco Shares pursuant to the Private Placement (12.5%) and the exercise of Warrants or pursuant to the Standby Commitment (12.5%).

5.3   LISTING AND TRADABILITY OF LUMBERCO SHARES

      It is intended that the Lumberco Shares will be listed and posted for trading on the Toronto Stock Exchange and Lumberco (or DIL on behalf of Lumberco) will make application to the Toronto Stock Exchange as soon as reasonably practicable for the listing of Lumberco Shares on such Exchange, with the intention that a conditional listing will be effective as of the Plan Implementation Date. In addition, appropriate applications will be made, if required, to securities regulatory authorities in Canada for orders or rulings (as required) permitting: (i) all trades in securities to be undertaken pursuant to this Plan (including securities issued on the exercise of the Warrants and Class C Warrants, but excluding the transfer or assignment of the Warrants); and
(ii) the holders of Lumberco Shares and Warrant Shares (other than "control persons" as defined under applicable securities laws) and Lumberco Secured Bonds to freely dispose of those securities in Canada in the ordinary course following the Plan Implementation Date.

5.4   SECURED NOTES

      On the Plan Implementation Date, the proceeds from the sale of Units pursuant to the exercise of the Warrants and the Standby Commitment and from the sale of Private Placement Units pursuant to the Private Placement will be used to make a cash payment of:

      (a)   the full principal amount of the Secured Notes;

      (b) all unpaid interest applicable to the Secured Notes, including all overdue and accrued but unpaid interest as at the Plan Implementation Date; and

      (c) all costs reimbursable or otherwise payable to the Secured Notes Trustee in accordance with the provisions of the indenture governing the Secured Notes.

      Total proceeds to be generated from such sales of Units and Private Placement Units is expected to be US$210 million. Any amount remaining from such proceeds after payment of the obligations relating to the Secured Notes shall be returned to Lumberco for working capital purposes.

5.5   CURRENCY

      For the purposes of voting or Distribution, a Claim shall be denominated in Canadian Dollars. Any Claim in currency other than Canadian Dollars must be converted to Canadian Dollars, and all such Claims shall be regarded as having been converted at the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian Dollars as at the Filing Date.

5.6   INTEREST

      Interest shall not accrue or be paid on any Affected Claim from and after the Filing Date.

5.7   UNAFFECTED CREDITORS

      Unaffected Creditors shall not be entitled to vote or to receive any Distributions under this Plan. Except for Transferred Obligations, any amounts otherwise due to Unaffected Creditors for the period prior to the Plan Implementation Date which are in arrears as at the Plan Implementation Date as a result of the stay of proceedings created by the Initial Order, will be paid to such Unaffected Creditors in full upon implementation of this Plan, including, without restriction, all principal and interest outstanding on Secured Notes together with any costs incurred by the Secured Notes Trustee which are properly recoverable under the relevant indenture.

5.8   GUARANTEES AND SIMILAR COVENANTS

      No person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under this Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person (including any of the Doman Entities) in respect of a Claim which is compromised under this Plan shall be entitled to any greater rights than the Creditor whose Claim was compromised under this Plan. An Affected Creditor who has Claims against more than one of the Doman Entities in respect of the same debt or obligation shall only be entitled to assert one Claim in respect of such debt or obligation, and any duplicate claim filed by such an Affected Creditor or any other Person with respect to the same Claim will be disallowed so that only a single Claim remains.

5.9   ALLOCATION OF DISTRIBUTIONS

      All Distributions made by the Doman Entities pursuant to this Plan shall be applied first in reduction of the outstanding principal amount of the Claim, and the balance, if any, shall then be applied in reduction of accrued and unpaid interest, if any, which forms part of such Claim.

5.10  SET-OFF

      The law of set-off applies to all Claims made against the Doman Entities and to all actions instituted by any Doman Entity for the recovery of debts due to it in accordance with the provisions of the CCAA.

5.11  INTERCOMPANY CLAIMS

      No Distributions under this Plan shall be made with respect to Intercompany Claims and Intercompany Claims shall otherwise be dealt with in accordance with Schedule "B". All Intercompany Claims which are not otherwise dealt with in Schedule "B" shall be released and discharged after all other steps in Schedule B have been completed and shall not be entitled to any Distributions or other consideration pursuant to this Plan.

5.12  SECURITY INTEREST IN PULPCO

      On the Plan Implementation Date, in accordance with the transactions set out in Schedule "B", Pulpco will issue the Pulpco Note in the principal amount of $110 million, and will grant the Pulpco Security Interest (which will cover all of the then present and after-acquired property and assets of Pulpco) to secure the performance by Pulpco of its obligations under the Pulpco Note. The Pulpco Security Interest (which will be evidenced by a general security agreement in form and substance acceptable to the Restricted Group) will rank subordinate to the security interest of the Working Capital Lender, as to working capital assets of Pulpco. No interest shall be payable pursuant to the Pulpco Note. The Pulpco Note will be in form and substance satisfactory to the Restricted Group and will provide, among other things, that all proceeds generated from the sale of materials assets by Pulpco will be paid by Pulpco to the holder of the Pulpco Note on account of the principal amount of the Pulpco Note.

5.13  EFFECT OF PLAN GENERALLY

      On the Plan Implementation Date, the treatment of Claims under this Plan shall be final and binding on the Doman Entities and all Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) irrespective of the jurisdiction in which such Creditor resides or the Claims arise, and this Plan shall constitute:

      (a) a full, final and absolute settlement of all rights of Affected Creditors in consideration of the Distributions to such Affected Creditors contemplated by this Plan; and

      (b) an absolute release and discharge of all Affected Claims and any Charges granted by the Doman Entities in respect thereof (whether created by contract, statute or otherwise) in consideration of the Distributions to Affected Creditors contemplated by this Plan.

5.14  WAIVER OF DEFAULTS AND PERMANENT INJUNCTION

      From and after the Plan Implementation Date:

      (a) all Creditors and other Persons (including Unaffected Creditors) shall be deemed to have waived any and all defaults of the Doman Entities then existing or previously committed by the Doman Entities or caused by the Doman Entities, or non-compliance with any covenant, warranty, representation, term, provision, condition, obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and the Doman Entities, including a default under a covenant relating to any other affiliated or subsidiary company of DIL other than the Doman Entities, and any and all notices of default and demands for payment under any instrument, including any guarantee, shall be deemed to have been rescinded;

      (b) a permanent injunction shall be pronounced on the terms of the Sanction Order against Creditors and all other Persons (including Unaffected Creditors) having contractual relationships with any of the Doman Entities with respect to the exercise of any right or remedy contained in the instruments evidencing such contractual relationships or at law generally, which might otherwise be available to such Creditors or other Persons as a result of the filing of the CCAA Proceedings, the content of this Plan, the implementation of this Plan, any action taken by the Doman Entities or any third party pursuant to the Plan or the Sanction Order either before or after the Plan Implementation Date, or any other matter whatsoever relating to the CCAA Proceedings, the Plan, or the transactions contemplated by the Plan; and

      (c) the Doman Entities may in all respects carry on as if the defaults, non-compliance, rights and remedies referred to in this SECTION 5.14 had not occurred.

5.15  RELEASES

      On the Plan Implementation Date, the following Persons (being herein referred to individually as a "Released Party"): (i) the Doman Entities, and the legal counsel and financial advisor of the Doman Entities in the CCAA Proceedings; (ii) the Monitor and its legal counsel in the CCAA Proceedings;
(iii) the Restricted Group, Unsecured Noteholders, the Indenture Trustee and their respective legal counsel in the CCAA Proceedings; (iv) present and former directors, officers and employees of any of the Doman Entities in such capacities and not in any other capacity; and (v) any Person claimed to be liable derivatively through any or all of the foregoing Persons; shall be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any Person may be entitled to assert, including without limitation, any Claims in respect of statutory liabilities of present and former directors, officers and employees of any of the Doman Entities, and any alleged fiduciary or other duty, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, duty, responsibility, indebtedness, liability, obligation, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date in any way relating to, arising out of or in connection with Claims, the business and affairs of the Doman Entities, this Plan and the CCAA Proceedings to the full extent permitted by law, and all claims arising out of such actions or omissions shall be forever waived and released (other than the right to enforce any of the Doman Entities' obligations under the Plan or any related document) provided that nothing herein:

      (a) shall release or discharge a Released Party from an Unaffected Claim or from a Claim which cannot be compromised under the CCAA;

      (b)   shall affect the right of any Person:

            (i) to recover indemnity from any insurance coverage under which that Person is an insured, or

            (ii) to obtain recovery on a Claim against a Released Party from any insurance coverage pursuant to which that Released Party is an insured,

            but, for certainty, any Claim to which an insurer is or would otherwise be subrogated is released hereunder and the recovery to which such Person shall be entitled shall be limited to the proceeds of insurance actually paid by the insurer with respect to the Claim; or

      (c) shall release or discharge present or former directors of any of the Doman Entities with respect to matters set out in section 5.1(2) of the CCAA;

and provided further, however, that, notwithstanding the foregoing releases under the Plan, any Claim asserted against any Doman Entity shall remain subject to any right of set-off that otherwise would be available to any Doman Entity in the absence of such releases.

5.16  RELEASE OF CHARGES

      On the Plan Implementation Date, the Administrative Charge and the Directors' Charge shall be terminated and discharged and no Person shall be entitled to assert any Claim against any of the Doman Entities with respect to the Administrative Charge or the Directors' Charge.

                                   ARTICLE 6
                     MEETING OF CREDITORS AND DISTRIBUTIONS

6.1   MEETING

      The Doman Entities shall call and hold the Meeting in accordance with the Meeting Order and the CCAA for the purpose of considering and voting upon the Plan.

6.2   CREDITOR APPROVAL

      In order for this Plan to be binding in accordance with the CCAA, it must first be accepted by the Affected Creditors Class by a majority in number of the Affected Creditors as determined in accordance with the Meeting Order who actually vote on this Plan (in person or by proxy) at the Meeting, which must represent at least two-thirds (66 2/3%) in value of the Affected Claims of Affected Creditors who actually vote on the Plan (whether in person or by proxy) at the Meeting.

6.3   PROOFS OF CLAIM

      All Proofs of Claim and all disputes relating to Proofs of Claim shall be dealt with in accordance with the provisions of the Revised Claims Process Order and the Meeting Order.

6.4   FAILURE TO FILE PROOF OF CLAIM

      If an Affected Creditor who is required under the Revised Claims Process Order or any other Order to file a Proof of Claim prior to the Claims Bar Date or the New Claims Bar Date, as the case may be, fails to do so, that Affected Creditor is disentitled from receiving a Distribution, but the Doman Entities shall nevertheless be released from the Claims of such Affected Creditor and all of the provisions of this Plan, other than those relating to entitlements to receive a Distribution, shall nevertheless apply to all such Claims.

6.5   DISPUTED DISTRIBUTION CLAIMS

      Where a Disputed Distribution Claim is not resolved in accordance with the Revised Claims Process Order or the Meeting Order prior to the Distribution Record Date, that Disputed Distribution Claim shall be treated as follows (and shall, for greater certainty, remain subject to the other provisions of this Plan affecting Disputed Distribution Claims):

      (a) the holder of the Disputed Distribution Claim shall be entitled to receive non-assignable Class B Warrants in respect of the full amount of the Disputed Distribution Claim (subject to the right of DIL or the Restricted Group to object to any Disputed Distribution Claim on the basis that the amount claimed is grossly unreasonable, in which case the quantum of such Disputed Distribution Claim for the purpose of the distribution of Class B Warrants shall be referred to the Court for determination on an expedited basis) and it may exercise those Class B Warrants in accordance with the procedures, conditions and time limitations set out in SECTION 5.1(c)(i). If a person who has a Disputed Distribution Claim exercises Class B Warrants and thereby acquires Units, such person will be entitled to retain the Lumberco Shares and Lumberco Secured Bonds so acquired irrespective of the ultimate resolution of the Disputed Distribution Claim; and

      (b) no Distribution from the Affected Creditors Share Pool shall be made with respect to that Disputed Distribution Claim until it is resolved, but the Plan will otherwise continue with respect to all other Creditors and in particular, but without limitation, Distributions will be made in respect of Distribution Claims in existence as at the Plan Implementation Date.

The issuance of Class B Warrants to a holder of a Disputed Distribution Claim and the issuance of Lumberco Shares from the Warrant Share Pool and Lumberco Secured Bonds upon the exercise of such Class B Warrants shall be without prejudice to any and all rights which the Doman Entities, other creditors and the Monitor may have with respect to the dispute and resolution of the Disputed Distribution Claim and the fact that a Claim is accepted for voting purposes or for purposes of receiving Class B Warrants as set out above will not preclude the Doman Entities or others from disputing the Claim for purposes of any other Distribution hereunder. Distributions from the Affected Creditors Share Pool in relation to any Disputed Distribution Claim in existence at the Plan Implementation Date will be held in reserve pending final adjudication of the dispute and will not be distributed until such Disputed Distribution Claim is finally resolved, but in all other respects the Doman Entities will be released from such Disputed Distribution Claim on the Plan Implementation Date. To the extent that aggregate Disputed Distribution Claims are resolved at an amount that is less than the aggregate number of Lumberco Shares in the Affected Creditors Share Pool attributable to the Disputed Distribution Claims, the amount of Lumberco Shares which are not to be distributed on account of the Disputed Distribution Claims after the resolution of all Disputed Distribution Claims (the "Excess Disputed Distribution Shares") shall be dealt with as follows:

            (i) to the extent that the Excess Disputed Distribution Shares represent less than five percent (5%) of the aggregate number of Lumberco Shares in the Affected Creditors Share Pool, the Excess Disputed Distribution Shares shall be deemed not to have been issued as of the Plan Implementation Date and shall be removed from the Affected Creditors Share Pool and cancelled; and

            (ii) to the extent that the Excess Disputed Distribution Shares represent five percent (5%) or more of the aggregate number of Lumberco Shares in the Affected Creditors Share Pool, the Excess Disputed Distribution Shares shall be distributed to Affected Creditors pro rata in proportion to the Lumberco Shares previously issued to each Affected Creditor from the

                  Affected Creditors Share Pool pursuant to this Plan (subject to section 6.6).

6.6   FRACTIONAL COMMON SHARES AND WARRANTS

      Notwithstanding any other provision hereof, only whole numbers of Lumberco Shares, Warrants and Class C Warrants will be issued pursuant to this Plan. When any Distribution pursuant to the Plan would otherwise result in the issuance of a number of Lumberco Shares, Warrants or Class C Warrants that is not a whole number, the actual distribution will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Lumberco Share, Warrant or Class C Warrant not received as a result of this SECTION 6.6.

                                   ARTICLE 7
                    PRIVATE PLACEMENT AND STANDBY COMMITMENT

7.1   PRIVATE PLACEMENT

      On the Plan Implementation Date, Lumberco will issue Lumberco Shares and Lumberco Secured Bonds to the following entities in the percentages set out below, for aggregate gross proceeds of US $105 million:

           NAME OF                             PERCENTAGE OF PRIVATE PLACEMENT UNITS TO BE
          PURCHASER                                            ACQUIRED
          ---------                                            --------
Tricap                                                            30%
MLIM Private Placement Purchasers                                 24%
Quadrangle                                                        24%
Amaranth                                                          22%

      The total number of Lumberco Shares so placed will equal 12.5% of the total number of Lumberco Shares outstanding after giving effect to the transactions contemplated by this Plan (including the exercise of Warrants but excluding the exercise of Class C Warrants). The total face amount of such Lumberco Secured Bonds will be US $110.5 million.

7.2   STANDBY COMMITMENT

      The Standby Purchasers have provided a standby commitment, pursuant to which they will agree to purchase all Units not otherwise acquired under the Basic Purchase Privilege (as to the percentages set out below). The Standby Purchasers will be obligated to tender the purchase price for the Units they have committed to take up pursuant to the Standby Commitment, as soon as practicable following the Warrant Expiry Time, and in any event not later than 4:00 p.m. (Toronto time) on that date that is one Business Day prior to the Plan Implementation Date.

      The obligations of the Standby Purchasers will be subject to customary conditions (including a no material adverse change condition) and to satisfactory arrangements having been made to close the transactions contemplated by this Plan.

         The Units shall be acquired by the Standby Purchasers in the percentages set out below:

NAME OF PURCHASER                                    UNITS
-----------------                                    -----
Tricap                                                30%
MLIM Private Placement Purchasers                     24%
Quadrangle                                            24%
Amaranth                                              22%

                                   ARTICLE 8
                STEPS OF THE ARRANGEMENT AND CONDITIONS PRECEDENT

8.1   STEPS OF THE ARRANGEMENT

      The steps set out in Schedule "B" to this Plan will occur, and be deemed to have occurred sequentially in the order set out in Schedule "B" to this Plan, without any further act or formality, on the Plan Implementation Date (unless otherwise indicated).

8.2   APPLICATION FOR SANCTION ORDER

      If the Affected Creditors Approval is obtained, the Doman Entities shall forthwith apply for the Sanction Order. On the Plan Implementation Date, subject to the satisfaction of the conditions contained in SECTION 8.4, the Plan will be binding upon all Creditors and other Persons in accordance with its terms. If the conditions contained in SECTION 8.4 are not satisfied, the Plan Implementation Date will not occur and the Plan and the Sanction Order shall cease to have any further force or effect.

8.3   EFFECT AND TERMS OF SANCTION ORDER

      In addition to sanctioning the Plan, the Sanction Order shall, among other things:

      (a) direct and authorize Lumberco, Pulpco and the Doman Entities to complete all of the corporate and financial transactions contemplated under the Plan and Secured Bonds Term Sheet;

      (b) declare that the compromises effected hereby are approved, binding and effective upon all Creditors and other Persons affected by the Plan, and release and discharge the Doman Entities from any and all indebtedness, obligations and liabilities, as and to the extent provided in the Plan;

      (c) release and discharge the Doman Entities from any and all Affected Claims of Affected Creditors in accordance with the Plan and stay any and all steps or proceedings, including, without limitation, administrative orders, declarations, or assessments commenced, taken or proceeded with or that may be commenced, taken or proceeded with against any and all past, present and future directors, officers and employees of the Doman Entities (in those capacities) in respect of all Claims and discharge all past and present directors, officers and employees of the Doman Entities from any liability with respect to all Claims, all to the extent provided for in SECTION 5.15;

      (d) declare that the Lumberco Shares to be issued by Lumberco to the Affected Creditors pursuant to the Plan will be validly issued and outstanding as fully-paid and non-assessable on the Plan Implementation Date and set the amount of the stated capital of Lumberco in accordance with the Plan;

      (e) declare that the stay of proceedings under the Initial CCAA Order continues until the Plan Implementation Date;

      (f) declare that the compromises, releases and the reorganizations effected under the Plan are binding and effected in the sequential order contemplated by SECTION 8.1 of the Plan;

      (g) terminate and discharge the Administrative Charge and the Directors' Charge on the Plan Implementation Date;

      (h) declare that, subject to the performance by the Doman Entities of the obligations under the Plan, and except to the extent, if any, expressly contemplated by the Plan or the Sanction Order, all obligations or agreements to which any one of the Doman Entities is a party shall be and remain in full force and effect, unamended, as at the Plan Implementation Date, unless terminated by the Doman Entities or terminated or deemed to have been terminated by an Order of the Court pursuant to the Initial Order, and no party to any such obligation or agreement shall on or following the Plan Implementation Date, accelerate, terminate, refuse to renew, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise (or purport to enforce or exercise) any right or remedy (including any right of set-off, dilution, buy-out, divestiture, forced sale, option or other remedy) under or in respect of any such obligation or agreement, by reason:

            (1) of any event which occurred prior to the Plan Implementation Date and is not continuing after the Plan Implementation Date or which is or continues to be suspended or waived under the Plan, which would have entitled any other party thereto to enforce those rights or remedies;

            (2) that the Doman Entities have sought or obtained relief under the CCAA and the CBCA;

            (3) of any default or event of default arising as a result of the financial condition or insolvency of the Doman Entities including any ongoing possible insolvency by reason of the restructuring, settlement or subordination of the Intercompany Claims;

            (4) of the effect upon the Doman Entities of the completion of any of the transactions contemplated under the Plan including, for greater certainty, the assignment of any Transferred Obligations from any Doman Entity to Lumberco or Pulpco pursuant to the Plan; or

            (5) of any compromises, settlements, restructurings or reorganizations effected pursuant to the Plan;

      (i) authorize the assignment and transfer of the Lumber Assets to Lumberco and the assignment and transfer of the Pulp Assets to Pulpco and vest the Lumber Assets in Lumberco and the Pulp Assets in Pulpco free and clear of all Claims, liabilities or encumbrances except for the Transferred Obligations;

      (j) authorize and approve the issuance of the Pulpco Note and the granting of the Pulpco Security Interest by Pulpco;

      (k) confirm that all executory contracts, security agreements and other contractual relationships to which the Doman Entities, Lumberco or Pulpco are parties are in full force and effect notwithstanding the CCAA Proceeding or this Plan and its attendant compromises, and that no Person party to such an executory contract, security agreement or other contractual relationship shall be entitled to terminate or repudiate its obligation under such contract or agreement, or to the benefit of any right or remedy, by reason of the commencement of the CCAA Proceeding or the content of the Plan, the compromises extended under the Plan, the transfer or assignment of the Lumberco Assets and related liabilities or the Pulpco Assets and related liabilities, or any other matter contemplated under the Plan or the Sanction Order;

      (l) confirm and give effect to the waivers, permanent injunctions and other provisions contemplated by SECTION 5.14 of this Plan;

      (m) confirm and give effect to the releases and other provisions contemplated by SECTIONS 5.15 AND 5.16 of this Plan; and

      (n) declare that the right to receive and exercise the Warrants pursuant to the Plan shall be effective immediately upon the pronouncement by the Court of the Sanction Order, which, for greater certainty, shall be prior to the Plan Implementation Date, and set out a procedure to enable Unsecured Noteholders who hold Notes through CDS, DTC or their participant holders to exercise their Warrants.

      (o) declare that, prior to the Court's sanctioning of the Plan and approving the transactions contemplated therein, the Court conducted a hearing and made findings of fact and conclusions of law that the terms and conditions of the issuance and exchange of the Lumberco Shares and Warrants to and with the Affected Creditors in exchange for, and in full and final satisfaction of, the Claims held by the Affected Creditors were approved and were determined to be substantively and procedurally "fair" to the Affected Creditors (the "Fairness Hearing") and, in connection therewith, as part of the Fairness Hearing the Court made the following additional findings of fact and/or conclusions of law: (i) that prior to the Fairness Hearing, Doman and Lumberco have advised the Court that they would be relying on the Section 3(a)(10) exemption under the U.S. Securities Act in order to issue, without registration, the Lumberco Shares and Warrants to the Affected Creditors, (ii) that the Court was, and is, authorized under the CCAA to conduct the Fairness Hearing, and (iii) that the Fairness Hearing was open to all of the Affected Creditors and, prior to the Fairness Hearing, all of the Affected Creditors were given adequate notice thereof and that there were no impediments to the Affected Creditors appearing and being heard at said hearing.

8.4   CONDITIONS PRECEDENT TO IMPLEMENTATION OF THIS PLAN

      The implementation of this Plan shall be conditional upon the fulfillment of the following conditions:

      (a)   CREDITOR APPROVAL

            Approval of this Plan by the Affected Creditors in accordance with the CCAA.

      (b)   COURT APPROVAL

            Pronouncement of the Sanction Order by the Court on the terms contemplated by SECTION 8.3 and otherwise acceptable to the Doman Entities and the Restricted Group.

      (c)   EXPIRY OF APPEAL PERIODS

            The appeal period and any period for leave to appeal with respect to the Sanction Order shall have expired without an appeal of such Order having been commenced or, in the event of an appeal or application for leave to appeal, a final determination sanctioning the Plan shall have been made by the applicable appellate tribunal unless otherwise waived by the Doman Entities and the Restricted Group.

      (d)   CORPORATE TRANSACTIONS

            The authorization and creation of all Lumberco Shares, Warrants, Class C Warrants and Lumberco Secured Bonds and related indentures necessary to complete the compromises contemplated under the Plan for the benefit of Affected Creditors and others as contemplated under such Plan, including all necessary corporate filings and related matters.

      (e)   CORPORATE ORGANIZATION AND ASSET TRANSFERS

            Lumberco, Pulpco and the Doman Entities shall have taken all actions, and all court orders and other approvals shall have been granted, to complete the transactions contemplated by Article 3 of this Plan, as may be amended in accordance herewith.

      (f)   WORKING CAPITAL FACILITY

            On or before the Plan Implementation Date, Lumberco shall have entered into a credit agreement establishing a working capital facility in an amount not less than CDN. $100 million, less the amount of any working capital facility established by Pulpco, on terms and conditions satisfactory to the Restricted Group, and the existing working capital facility established by the Working Capital Lender in favour of the Doman Entities shall be repaid and satisfied in full and terminated.

      (g)   FINAL DOCUMENTATION, ORDERS, ETC.

            The Restricted Group being satisfied, acting reasonably, with the terms and conditions of all agreements, indentures, security instruments, corporate articles, court orders and other documents, approvals and actions relating to the CCAA proceedings, the Plan and the implementation of this Plan, including the form and content of:
            (a) the Sanction Order, and all other Court Orders; (b) any required regulatory orders/rulings; (c) documentation relating to the Warrants, Class C Warrants, Lumberco Secured Bonds and Lumberco Shares; (d) any amendments made to the Plan; (e) the implementation process for the Plan; and (f) any approvals and consents contemplated by the Plan. The Restricted Group shall be deemed to be satisfied with respect to any agreement, indenture, security instrument, corporate articles, court order or other document, approval or action where no objection is sent to counsel for the Doman Entities by counsel for the Restricted Group in respect thereof within five Business Days of the Restricted Group having been provided with notice and, where applicable, a copy of such agreement, indenture, security instrument, corporate articles, court order or other document, approval or action.

      (h)   REGULATORY AND GOVERNMENTAL APPROVAL

            Any orders, permits, consents, enactments, approvals or notices that may be required from regulatory and governmental authorities, including:

            (i) those required for creation and issuance of the Lumberco Shares, Lumberco Secured Bonds and Warrants;

            (ii)  those contemplated in SECTION 5.3;

            (iii) approvals from the Toronto Stock Exchange including
                  conditional listing approval of the Lumberco Shares on the Toronto Stock Exchange following the Plan Implementation Date, subject to the filing of customary documentation and minimum distribution requirements;

            (iv) those required from the Government of the Province of British Columbia with respect to the transfer of Pulp Assets and Lumber Assets; and

            (v) any environmental permits, consents or notices which may be required.

            The Doman Entities may waive the requirement to obtain any such order, permit, consent, enactment, approval or notice from regulatory and governmental authorities which, in the opinion of the Doman Entities is not necessary, provided that notice of such waiver has been provided in advance to the Restricted Group and has not been objected to by the Restricted Group.

      (i)   COMPLIANCE WITH U.S. AND STATE SECURITIES LAWS

            The Lumberco Shares (other than Lumberco Shares issuable on exercise of the Warrants) and Warrants being issued to the Affected Creditors pursuant to the terms of the Plan qualify for exemption from registration under applicable United States federal and state securities laws, including without limitation, pursuant to section 3(a)(10) of the U.S. Securities Act.

      (j)   COMPLETION OF THE PRIVATE PLACEMENT AND STANDBY PURCHASES

            Completion of the Private Placement contemplated in SECTION 7.1 and the purchase of Units pursuant to the Standby Commitment.

      (k)   NO MATERIAL ADVERSE CHANGES

            The members of the Restricted Group not having asserted in writing to the Monitor that, in their reasonable view, there have been material adverse changes or developments affecting the Lumber Assets or the Pulp Assets (other than the Port Alice Assets) of the Doman Entities since January 12, 2004 or that might affect the business, operations, affairs or assets of Lumberco or Pulpco following completion of the transactions contemplated by this Plan.

      (l)   NO ENVIRONMENTAL PROCEEDINGS

            No environmental orders, legal actions, investigations or proceedings of or by any regulatory or governmental authorities shall have been issued or commenced in respect of any matter covered by or affecting this Plan.

      (m)   TERMINATION OF CONTRACTS

            The termination or repudiation of contracts or commitments pursuant to this Plan or pursuant to any Order of the Court in the CCAA proceedings, including without limitation the termination of any "replaceable contracts" as defined under section 152 of the Forest Act of British Columbia between WFPL and Hayes Forest Services Limited and any road construction contracts between WFPL and Strathcona Contracting Ltd., is valid and effective and any appeal or objection that has been filed or raised with respect to the termination or repudiation of any such contract or commitment has been finally resolved or dismissed.

      (n)   FINAL DISPOSAL OF APPEALS

            All applications for leave to appeal or any appeal or review proceedings arising from any orders, directions, rulings or other decisions made by the Court in or with respect to the CCAA proceedings have been finally disposed of.

      Provided that the Restricted Group has been given reasonable advance notice and does not object, the Doman Entities reserve the right to waive one or more of the foregoing conditions precedent other than conditions
      (a), (b) and (i).

8.5   MONITOR'S CERTIFICATE

      Upon the satisfaction (or, where applicable, waiver) of the conditions set out in SECTION 8.4, the Monitor shall file with the Court a certificate which states that all conditions precedent set out in SECTION 8.4 of this Plan have been satisfied (or, where applicable, waived), and that the Plan Implementation Date has occurred. In so certifying that the conditions precedent set out in
SECTION 8.4 of this Plan have been satisfied (or, where applicable, waived), the Monitor shall be entitled to rely upon certificates, representations and confirmations from the Doman Entities or any of them, the Restricted Group, and their respective counsel.

                                   ARTICLE 9
                                AMENDMENT OF PLAN

9.1   PLAN AMENDMENT

      The Doman Entities reserve the right, at any time and from time to time, to amend, modify and/or supplement this Plan, including, without restriction, the deletion of one or more of the Doman Entities from the Plan, provided that:

      (a) any such amendment, modification or supplement must be contained in a written document which is filed with the Court and must be discussed in advance with the Restricted Group and not objected to by the Restricted Group, and if made following the Meeting, approved by the Court on notice to the Affected Creditors affected thereby;

      (b) any amendment, modification or supplement may be made by the Doman Entities following the Sanction Order, provided that it concerns a matter which, in the opinion of the Doman Entities, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan and to the

            Sanction Order and is not adverse to the financial or economic interests of the Affected Creditors; and

      (c) any supplementary plan or plans of compromise or arrangement filed with the Court, and, if required by this Section, approved by the Court, shall, for all purposes, be and be deemed to be a part of and incorporated in this Plan.

      Notwithstanding any other term or provision of this Plan, the rights of the Doman Entities, Lumberco or Pulpco to amend, alter, modify or waive any term, provision, condition or time period under this Plan shall be conditional upon no objection being received from the Restricted Group to such amendment, alteration, modification or waiver after receipt of adequate notice thereof by the Restricted Group from the relevant Doman Entity, Lumberco or Pulpco, as the case may be. Furthermore, in the event that the Restricted Group requests that the Doman Entities exercise any such right and the Doman Entities refuse or refrain from doing so, such right shall be deemed to be exercised by the Doman Entities if so requested by the Restricted Group and not objected to by the Monitor within three Business Days of the Monitor receiving written notice of such request, subject to the right of the Doman Entities, the Restricted Group or the Monitor to seek directions from the Court in a timely manner.

9.2 SEVERABILITY

      In the event that any provision in the Plan is determined to be unenforceable, then unless otherwise determined by the Doman Entities and not objected to by the Restricted Group, such determination shall in no way limit or affect the enforceability and operative effect of any other provision of this Plan.

                                   ARTICLE 10
                               GENERAL PROVISIONS

10.1 PARAMOUNTCY

      From and after the Plan Implementation Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, credit document, security agreement, agreement for sale, by-laws of Lumberco, Pulpco or any of the Doman Entities, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Creditors and Lumberco, Pulpco or any of the Doman Entities as at the Plan Implementation Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Sanction Order, which shall take precedence and priority.

10.2 SUCCESSORS AND ASSIGNS

      This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in, or subject to, this Plan.

10.3 COMPROMISE EFFECTIVE FOR ALL PURPOSES

      The compromise or other satisfaction of any Claim under this Plan, if sanctioned and approved by the Court under the Sanction Order shall be binding on the Plan Implementation Date on every Affected Creditor and such Affected Creditor's heirs, executors, administrators, legal personal representatives, successors and assigns, for all purposes.

10.4 CONSENTS, WAIVERS AND AGREEMENTS

      On the Plan Implementation Date, each Creditor shall be deemed to have consented and agreed to all of the provisions of this Plan in their entirety. In particular, each Creditor shall be deemed:

      (a) to have executed and delivered to Lumberco, Pulpco and each of the Doman Entities all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety;

      (b) to have waived any non-compliance by Lumberco, Pulpco or any of the Doman Entities with any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Creditor and Lumberco, Pulpco or any of the Doman Entities that has occurred on or prior to the Filing Date; and

      (c) to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Creditor and Lumberco, Pulpco or any of the Doman Entities at the Plan Implementation Date (other than those entered into by the Doman Entities, Lumberco or Pulpco on or after the Filing Date) and the provisions of this Plan, the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement shall be deemed to be amended accordingly.

10.5 DEEMED PROVISIONS

      In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

10.6 NOTICES

      Any notice or communication to be delivered hereunder shall be in writing and shall reference the Plan and may, subject as hereinafter provided, be made or given by personal delivery or by fax addressed to the respective parties as follows:

      (a)   if to the Doman Entities:

            c/o Fasken Martineau DuMoulin LLP
            Barristers and Solicitors
            2100 - 1075 West Georgia Street
            Vancouver, B.C. V6E 3G2

            Attention: Mr. Michael A. Fitch, Q.C.
            Direct Fax: (604) 632-4779

      (b)   if to a Creditor:

            to the known address (including fax number) for such Creditor or, if to an Affected Creditor having filed a Proof of Claim, the address for such Affected Creditor specified in the Proof of Claim filed by such Affected Creditor in the CCAA Proceedings;

      (c)   if to the Monitor:

            KPMG Inc.
            777 Dunsmuir Street
            Vancouver, B.C. V7Y 1K3

            Attention: Mr. Peter Gibson
            Fax: (604) 691-3031

            with a copy to:

            Davis & Company
            Barristers and Solicitors
            2800-666 Burrard Street
            Vancouver, B.C. V6C 2Z7

            Attention: Mr. John I. McLean
            Fax: (604) 687-1612

      (d)   if to the Restricted Group:

            c/o Bennett Jones LLP
            Suite 3400, One First Canadian Place
            P.O. Box 130
            Toronto, Ontario M5X 1A4

            Attention: Mr. S. Richard Orzy / Mr. Kevin J. Zych
            Fax: (416) 863-1716

      And to:

            Torys LLP
            Suite 3000, 79 Wellington St. W.
            Box 270, TD Centre
            Toronto, Ontario M5K 1N2

            Attention: Mr. Tony DeMarinis
            Fax: (416) 865-7380
or to such other address as any party may from time to time notify the others in accordance with this Article. All such notices and communications which are delivered shall be deemed to have been received on the date of delivery. Any such notices and communications which are faxed shall be deemed to be received on the date faxed if sent before 5:00 p.m. (local time of the recipient's locale) on a Business Day and otherwise shall be deemed to be received on the Business Day next following the day upon which such fax was sent. Any notice or other communication sent by mail shall be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Doman Entities to give a notice contemplated hereunder shall not invalidate any action taken by any Person pursuant to the Plan.

10.7 FURTHER ASSURANCES

      Notwithstanding that the transactions and events set out in the Plan shall be deemed to occur without any additional act or formality other than as set out herein, each of the Persons affected hereby shall make, do and execute or cause to be made, done or executed all such further acts, deeds, agreements, transfers, assurances, instruments, documents or discharges as may be reasonably required by the Doman Entities in order to better implement the Plan.

DATED at Vancouver, British Columbia, as of this 30th day of April, 2004.

                                  SCHEDULE "A"

                            SECURED BONDS TERM SHEET

      The Lumberco Secured Bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of Warrants and the Standby Commitment, will be a single series of debt securities and will be issued under a trust indenture (the "Trust Indenture"), to be entered into as of the Plan Implementation Date between Lumberco and a trust company reasonably acceptable to both Lumberco and the Restricted Group.

      Whenever used in this Term Sheet, "Restricted Group" means the restricted subcommittee of the Committee and Tricap, collectively.

1.    AGGREGATE PRINCIPAL AMOUNT

      The aggregate principal amount of the Lumberco Secured Bonds will be limited to US $221 million.

2.    MATURITY

      The Lumberco Secured Bonds will mature and be repayable (as to principal and any outstanding interest) on the date that is five years plus one day following the Plan Implementation Date, subject to acceleration of the obligations of Lumberco in accordance with the terms of the Lumberco Secured Bonds.

3.    INTEREST

      Except as provided under the heading "Interest Deferral" below, the Lumberco Secured Bonds will bear interest at the rate of 15% per annum (calculated semi-annually not in advance), commencing on the Plan Implementation Date. Interest will be payable semi-annually in arrears on December 31 and June 30 of each year (each an "Interest Payment Date" and the date from and including each Interest Payment Date to but excluding the next Interest Payment Date being referred to herein as an "Interest Payment Period"), commencing December 31, 2004.

4.    INTEREST DEFERRAL

      Lumberco will have the right to defer payments of up to one-half of the interest payable on any Interest Payment Date by extending the Interest Payment Period with respect to the portion of interest so deferred for a period (each such period an "Extension Period") of up to 10 consecutive semi-annual periods, provided that no Extension Period may extend beyond the stated maturity date of the Lumberco Secured Bonds. Any such deferred interest shall bear interest at the rate of 15% per annum, which shall be calculated and paid semi-annually on each Interest Payment Date in the same manner as interest on the principal amount of the Lumberco Secured Bonds.

5.    SECURITY

      The Lumberco Secured Bonds will be direct, secured obligations of Lumberco and will be guaranteed by each of the material subsidiaries of Lumberco (other than Pulpco). The obligations of Lumberco under the Lumberco Secured Bonds (and its subsidiaries under the foregoing guarantees) will be secured by a first priority charge over all of the fixed assets of Lumberco and its subsidiaries, respectively, held as of the Plan Implementation Date (or thereafter acquired), including but not limited to timber tenures, sawmills and the lumber remanufacturing plant. The security for the Lumberco Secured Bonds will rank pari passu with any security granted to secure Hedge Obligations (as defined in Section 8 hereof under the heading "Additional Debt"). The security provided by Lumberco (and its subsidiaries) in respect of the Lumberco Secured Bonds will rank subordinate to the security interest of the Working Capital Lender as to working capital assets of Lumberco (and its subsidiaries).

6.    REDEMPTION

      Lumberco will be entitled, at any time and from time to time after the date that is one (1) year following the Plan Implementation Date to redeem the Lumberco Secured Bonds, in whole or in part, upon payment to the holders of Lumberco Secured Bonds of all accrued and unpaid interest to the date of redemption and the redemption price prevailing as at the time notice of such redemption is given, which will be calculated as follows:

  TIME OF         PERCENTAGE OF FACE VALUE OF
REDEMPTION     OUTSTANDING LUMBERCO SECURED BONDS
----------     ----------------------------------
Year 2                       107.50%
Year 3                       105.50%
Year 4                       103.50%
Year 5                       101.50%
thereafter                   100.00%

      Lumberco will be required to provide at least 30 days (but not more than 60 days) prior written notice of any redemption of Lumberco Secured Bonds. If less than all the Lumberco Secured Bonds are to be redeemed, the trustee will select the Lumberco Secured Bonds to be redeemed by a method determined by the trustee to be fair and equitable.

      Notwithstanding the foregoing, Lumberco will be required to redeem Lumberco Secured Bonds (in whole or in part, as applicable) if it has proceeds available to effect such redemption as contemplated below in Section 8, under the heading "Asset Sales". The payment required to be made to redeem Lumberco Secured Bonds will be calculated as set out above (and will include accrued and unpaid interest to the date of redemption), provided that if any Lumberco Secured Bonds are so redeemed during the period commencing on the Plan Implementation Date and ending on the date that is one year thereafter, the redemption price will be 107.50% of the face value of the Lumberco Secured Bonds so redeemed.

7.    RATING

      The Lumberco Secured Bonds will, at the expense of Lumberco, be rated by a rating agency acceptable to the Restricted Group.

8.    COVENANTS

      The Trust Indenture will contain covenants of Lumberco in favour of the bondholders, consistent with the covenants provided by borrowers in transactions of like nature, including the following:

      (a)   Additional Debt

            Lumberco will not incur additional debt without the prior written consent of the holders of the Lumberco Secured Bonds, except for Permitted Indebtedness. Permitted Indebtedness will include:

            (i) debt incurred under a working capital facility ("Working Capital Debt") in an amount not to exceed CDN. $100 million, less the amount of any working capital facility established by Pulpco;

            (ii) obligations under interest rate, currency or commodity hedging arrangements in accordance with restrictions to be settled with the Restricted Group ("Hedge Obligations");

            (iii) debt assumed in connection with an acquisition, provided that such acquisition and related assumption of debt do not adversely affect the rating of the Lumberco Secured Bonds; and

            (iv) debt ("Additional Debt") incurred by Lumberco or any subsidiary that has an aggregate principal amount at any time outstanding not in excess of US$50,000,000, provided that the holder of such indebtedness enters into a subordination agreement as provided in the Trust Indenture.

      (b)   Liens

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco and its subsidiaries may not incur or suffer to exist any lien to secure any debt of Lumberco or any of its subsidiaries, other than liens to secure the Lumberco Secured Bonds, Working Capital Debt, Additional Debt, Hedge Obligations or any refinancing of any such indebtedness.

      (c)   Asset Sales

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco and its subsidiaries will be obligated to apply the net proceeds of (i) any asset sales, (ii) softwood duty settlement, or (iii) capital markets transactions and any proceeds received from Pulpco pursuant to the Pulpco Note first to ensuring that

      Lumberco has adequate liquidity to achieve its business plan and then to the redemption of the Lumberco Secured Bonds (in whole or in part) as contemplated above in Section 6, provided that to the extent such redemptions would result in repayment of more than 25% of the aggregate initial principal amount of the Secured Bonds within 5 years of their date of issue, the obligation of Lumberco to so apply such net proceeds shall be limited to the extent necessary to qualify for exemption from Canadian interest withholding tax.

      (d)   Transactions with Affiliates

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco may not enter into any transaction (or series of related transactions) with an affiliate (other than a wholly-owned subsidiary that has provided a guarantee in respect of Lumberco Secured Bonds, as contemplated under the heading "Security" above) unless such transaction is on terms no less favourable in all material respects to Lumberco (or such subsidiary) than those that could be obtained in a comparable arm's length transaction with an entity that is not an affiliate.

      (e) Contractual Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco may not, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any subsidiary (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its capital stock owned by Lumberco or any other subsidiary or pay any debt or other obligation owed to Lumberco or any other subsidiary;
      (ii) to make loans or advances to Lumberco or any other subsidiary; or
      (iii) to transfer any of its property or assets to Lumberco or any other subsidiary.

      (f)   Additional Amounts for Canadian Taxes

            All payments made by Lumberco under or with respect to the Lumberco Secured Bonds will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless Lumberco is required to withhold or deduct Taxes by law, in which case Lumberco will pay such additional amounts as may be necessary so that the net amount received by each holder of Lumberco Secured Bonds after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

      (g)   Change of Control

            The occurrence of a Change of Control will result in an event of default under the Trust Indenture unless Lumberco offers to repurchase all of the outstanding Lumberco Secured Bonds at the then current redemption price, plus accrued and unpaid interest thereon to the repurchase date and completes the purchase of all Lumberco Secured

      Bonds properly tendered pursuant to such offer. A "Change of Control" will be deemed to have occurred upon the occurrence of any of the following:
      (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Lumberco's assets (on a consolidated basis), (ii) the adoption of a plan by Lumberco relating to the liquidation or dissolution of Lumberco, (iii) the acquisition by any Person of more than 50% of the common shares of Lumberco (whether by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise).

9.    EVENTS OF DEFAULT

      The Trust Indenture will provide for customary events of default. Upon the occurrence of an event of default the trustee, or the holders of not less than 25% in aggregate principal amount of the outstanding Lumberco Secured Bonds, will be entitled to declare, by written notice provided to Lumberco, the principal amount of the outstanding Lumberco Secured Bonds and accrued interest to be immediately due and payable.

10.   GOVERNING LAW

      The Lumberco Secured Bonds and the Trust Indenture will be governed by the laws of the State of New York.

11.   REPORTING REQUIREMENTS

      The Trust Indenture will provide that Lumberco will be obligated to make available to holders of Lumberco Secured Bonds quarterly and annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles and such additional information as the Restricted Group may request.

                                  SCHEDULE "B"

                    ASSET TRANSFERS AND RELATED TRANSACTIONS

Under this restructuring, all of Doman's solid wood operations will be acquired by a newly created entity (Lumberco), and the Squamish pulp mill assets will be transferred to a newly created entity (Pulpco) whose shares will in turn be acquired by Lumberco. In addition, the shares of DFPL will be transferred to Lumberco. All capitalized terms in this Schedule not otherwise defined in the Schedule have the meaning assigned to them in the Doman Plan of Arrangement.

1. DIL incorporates Lumberco as a wholly-owned subsidiary and subscribes for one common share for nominal consideration.

2. DIL assigns to Lumberco all of the DFPL debt held by DIL except for a portion of the debt with a principal amount equal to the amount required to fund the payout of the Secured Notes and DIL's exit costs (the "Retained DFPL Debt"). In consideration, Lumberco issues to DIL Lumberco Shares equal to 75% of the post-exit capitalization of Lumberco.

3. Proceeds from the Private Placement, the exercise of the Warrants and the Standby Commitment (US$210 million) are applied to subscribe for $221 million face amount of Lumberco Secured Bonds and Lumberco Shares. The number of Lumberco Shares issued pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment equals 25% of the post-exit capitalization of Lumberco.

4. WPLP incorporates a wholly-owned subsidiary (Pulpco) and subscribes for Pulpco Shares for nominal consideration. WPLP will transfer the Squamish pulp mill assets held by it (free of any claims of creditors of the Doman Entities, other than Transferred Obligations) to Pulpco in consideration for a secured note (the Pulpco Note) with a principal amount equal to the fair market value of the transferred assets. WFPL, WPI and DFPL will transfer any interest they have in the Squamish pulp mill assets to Pulpco for nominal consideration.

5. DIL incorporates a wholly-owned subsidiary ("New LP"). DFPL assigns its WPLP limited partnership interest to New LP for a nominal amount.

6. Lumberco acquires the Pulpco Note and Pulpco Shares from WPLP for cash equal to the fair market value of the transferred assets. WPLP uses the cash proceeds to pay down the debt owed by WPLP to DFPL. DFPL in turn uses the cash proceeds to pay down the DFPL debt acquired by Lumberco from DIL. This will leave Lumberco with cash of US $210 million.

7. Lumberco acquires all of the property and assets of DFPL (including the DWL shares owned by DFPL) other than DFPL's interests in the Squamish pulp mill and the Port Alice Assets for cash equal to the fair market value of the transferred assets. This property and assets is transferred free of any claims of creditors of the Doman Entities, other than Transferred Obligations). DFPL uses the cash proceeds to pay down the DFPL debt acquired by Lumberco from DIL. Once again, this will leave Lumberco with cash of US $210 million.

8. Lumberco acquires all of the property and assets of WPLP, WPI and WFPL other than the Squamish pulp mill, the Port Alice Assets, and the interests held by WPI and WFPL in WPLP. Acquired property and assets will include, among other things, all solid wood assets, the benefit of all litigation pertaining to timber tenures and other forms of fiber supply, and all merchantable inventory, working capital and tangible personal property owned by WPLP, WPI and WFPL, for cash equal to the fair market value of the transferred assets. WPLP uses the cash proceeds to pay down the debt owed by WPLP to DFPL. DFPL uses the cash proceeds to pay the Retained DFPL Debt. The intended result after the completion of steps 6 through 8 is that DFPL will have paid down the DFPL debt held by Lumberco in an amount equal to the fair market value of the assets acquired by Lumberco from DFPL and WPLP, less the amount of the Retained DFPL Debt, and will have cash equal to the Retained DFPL Debt. DFPL then pays the Retained DFPL Debt and DIL uses the cash received to retire the Secured Notes and pay the DIL exit costs.

9. All of the Doman Entities transfer to Lumberco their respective interests in any other property and assets not otherwise dealt with in this Schedule (free and clear of claims of their creditors, other than Transferred Obligations) for nominal consideration.

10. DIL incorporates a wholly-owned subsidiary ("New GP"). WPI and WFPL assign their 0.05% general partner interests in WPLP to New GP. WPI also assigns to New GP its legal interest in all the Port Alice Assets.

11. The shares of all subsidiaries of DFPL are transferred by DFPL to DIL for nominal consideration.

12. DIL transfers the common shares of DFPL to Lumberco for nominal consideration.

13.   DIL pays out the Secured Notes and funds its exit costs.

14. DIL distributes the Lumberco Shares to the Affected Creditors in accordance with the Plan.

15. The preferred shares of DFPL held by WFPL will be cancelled for no consideration and the preferred shares of WFPL held by DFPL will be cancelled for no consideration.

                                  SCHEDULE "C"

                           CLASS C WARRANTS TERM SHEET

Issue Size                 10% of the fully-diluted, restructured common equity
                           will be available to Existing Doman Shareholders in 3
                           Tranches.

                           Total number of Warrant Shares equals .1111 multiplied by the number of Lumberco Shares issued and outstanding on the Plan Implementation Date
                           (including for greater certainty all shares issued on the exercise of Units (whether under the Private
                           Placement, the exercise of Warrants or pursuant to the Standby Commitment) and any Excess Disputed
                           Distribution Shares)

                           -    Tranche 1 equals 20% of the Warrant Shares

                           -    Tranche 2 equals 30% of the Warrant Shares

                           -    Tranche 3 equals 50% of the Warrant Shares

Exercise Price             Tranche 1 issuable at an equity strike price of
                           C$417.3 million, Tranche 2 at C$667.3 million and
                           Tranche 3 at C$867.3 million

                           Exercise Price per Warrant Share equals:

                           -    Tranche 1 -- C$417.3 million divided by 9 X
                                Number of Warrant Shares

                           -    Tranche 2 -- C$667.3 million divided by 9 X
                                Number of Warrant Shares

                           -    Tranche 3 -- C$867.3 million divided by 9 X
                                Number of Warrant Shares

Expiry 5 years from the Plan Implementation Date, subject to early termination as described below

Early Termination Events   Lumberco shall be entitled to give a 30-day notice of
                           termination with respect to any Tranche of Class C
                           Warrants if, during a 20-day trading period ending
                           prior to the fifth

                           business day prior to the date of such notice, the common shares of Lumberco trade at a weighted average price per share that is more than 125% of the Exercise Price of such Tranche

                           On or after the first anniversary of the Plan
                           Implementation Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

Transferability            The Class C Warrants will not be transferable.
                           Accordingly, they will not be listed for trading on
                           any exchange.

Anti-dilution              The Class C Warrant terms will be subject to
adjustments                customary anti-dilution adjustments with respect to
                           stock splits, consolidations and extraordinary
                           dividends or distributions. For greater certainty, no
                           adjustments will be provided for any additional
                           equity issued during the term of the Class C
                           Warrants, whether pursuant to a public offering,
                           private placement, rights offering or otherwise.

                                   SCHEDULE II
                     TEXT OF AFFECTED CREDITORS' RESOLUTION

BE IT RESOLVED THAT:

1. The Plan of Compromise and Arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) and Reorganization pursuant to the Canada Business Corporations Act, as amended (the "Plan") involving Affected Creditors of the Doman Entities (as defined in the Plan), which has been presented at this Meeting and which is substantially in the form filed in the Supreme Court of British Columbia (the "Court") and annexed as Schedule-I to the Information Circular of the Doman Entities dated May 7, 2004, be and is hereby authorized, approved and accepted; and

2. The authorization, approval and acceptance of the Plan specifically includes the following (using the defined terms set forth in the Plan);

      (a) the Schedules attached to the Plan, namely, the Secured Bonds Term Sheet, the Asset Transfers and Related Transactions and the Class C Warrants Term Sheet, and all corporate steps contemplated under the Plan whether as conditions precedent to Plan implementation or as an implementation step;

      (b) the treatment of Affected Creditors outlined in Article 5 of the Plan;

      (c) express and irrevocable authorization to The Bank of New York, acting as agent on behalf of the Unsecured Noteholders, to execute all documentation required to fully implement the Plan, its Schedules and any conditions precedent on behalf of the Unsecured Noteholders; and

      (d) express and irrevocable authorization to the Monitor, acting as agent on behalf of the Affected Creditors (other than Unsecured Noteholders), to execute all documentation required to fully implement the Plan, its Schedules and any conditions precedent on behalf of Affected Creditors (other than Unsecured Noteholders); and

3. Any one officer or director of each of the companies within the Doman Entities, Lumberco and Pulpco be and he/she is hereby authorized and directed for and on behalf of such companies, to execute or cause to be executed, under corporate seal or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such officer or director shall determine to be necessary or desirable in order to implement this resolution and carry out the intent of the foregoing paragraphs of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                  SCHEDULE III
                            DISTRESSED SALE ANALYSIS

                                 (SEE ATTACHED)

[UBS LOGO]                                           UBS SECURITIES CANADA INC.
                                                     BCE Place
                                                     161 Bay Street
                                                     Suite 4100, P.O. Box 617
                                                     Toronto, Ontario  M5J 2S1
                                                     Tel: 416 350-2201
                                                     Fax: 416 364-9296

May 7, 2004

The Special Committee of the Board of Directors
Doman Industries Limited
435 Trunk Road
Duncan, British Columbia
CANADA V9L 2P9

To the Special Committee of the Board of Directors:

UBS Securities Canada Inc. ("UBS") understands that Doman Industries Limited ("Doman" or the "Company") is considering a transaction intended to improve the financial position of the Company (the "Restructuring Transaction"). The terms of the Restructuring Transaction are more fully described in an information circular and proxy statement (the "Circular") to be provided to various stakeholders of the Company who will be asked to vote to approve the Restructuring Transaction pursuant to the Company's plan of reorganization under the Companies' Creditors Arrangement Act ("CCAA"). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Circular. All references herein are in Canadian dollars, unless otherwise stated.

ENGAGEMENT

UBS was formally engaged by Doman through an agreement dated on February 7, 2002 and amended on December 12, 2002 and on April 7, 2004 (the "Engagement Agreement") to provide financial advisory services in connection with a possible restructuring of the Company's financial obligations.

As part of the engagement, the special committee of the Board of Directors of the Company (the "Special Committee") has asked UBS to provide an analysis of the projected liquidation value of the Company's assets and the resulting amounts that may be made available to various creditors of the Company in the event of the bankruptcy liquidation of Doman. As discussed with the Special Committee, UBS is not in the business of liquidating assets pursuant to a bankruptcy liquidation of a company. However, UBS has prepared a distressed sale analysis, including an estimate of Projected Total Proceeds (as defined herein) from the distressed sale of Doman's pulp business and lumber (including logging) business, and has computed potential allocations (using assumptions provided to UBS by Doman) of proceeds from the distressed sale to various creditors of the Company ("Distressed Sale Analysis").

The delivery of the Distressed Sale Analysis is subject to the terms and conditions of the Engagement Agreement.

UBS SECURITIES CANADA INC. IS A SUBSIDIARY OF UBS AG.
UBS SECURITIES IS A FINANCIAL SERVICES GROUP OF UBS AG.

[UBS LOGO]

UBS has been paid fees for its services as financial advisor to Doman and will continue to be paid fees for its services, including fees that are contingent on completion of the Restructuring Transaction and certain other events. In addition, UBS has been and will continue to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Agreement, UBS consents to the inclusion of this Distressed Sale Analysis, in its entirety, together with a summary of the Distressed Sale Analysis in a form acceptable to UBS in the Circular.

CREDENTIALS OF UBS

UBS has regularly provided advice in connection with a wide range of transactions, including mergers and acquisitions, joint ventures and corporate restructurings. UBS is a major international investment bank with leading positions in corporate finance, equities and mergers and acquisitions throughout the Americas, Europe and Asia-Pacific.

The form and content of the Distressed Sale Analysis expressed herein has been approved for release by a committee of directors and other professionals of UBS, each of whom is experienced in merger, acquisition, divestiture, valuation and restructuring matters.

INDEPENDENCE OF UBS

In addition to the engagement described above, UBS was engaged by the Company in July 2001 to review strategic alternatives regarding certain of the Company's assets, including the possible divestiture of such assets. UBS has otherwise not provided any financial advisory services or participated in any financing involving the Company or any of its affiliates or associates within the past two years. UBS may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for the Company or its associates or affiliates.

UBS acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, may have had or may in the future have positions in the securities of Doman or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, UBS conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of Doman, its associates or affiliates or the Restructuring Transaction.

SCOPE OF REVIEW

In connection with its Distressed Sale Analysis, UBS has reviewed, considered, and relied upon, among other things, the following:

(i) a representation letter dated May 7, 2004 provided to UBS by senior management of Doman (the "Certificate");

UBS SECURITIES CANADA INC.                                                     2

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(ii)   a draft copy of the Circular dated May 6, 2004;

(iii) the audited financial statements, including related notes to the audited financial statements, of Doman for the 5 years ended December 31, 2003;

(iv) the annual reports of Doman for each of the 5 years ended December 31, 2003;

(v) the unaudited financial statements and related reports of Doman for the interim periods ended March 31, June 30 and September 30, 2003 and the comparative periods for the prior financial year;

(vi)   the Annual Information Forms of Doman for each of the last 5 years;

(vii) certain internal financial information and other data relating to the business and financial prospects of Doman, including estimates and financial projections prepared by the management of Doman, that were provided to UBS by Doman and are not publicly available;

(viii) discussions with the senior management of Doman regarding the operations and financial projections for, and the current financial position of, Doman;

(ix) discussions with the Board of Directors of Doman and the Special Committee of the Board of Doman;

(x) discussions with external legal counsel to Doman with respect to various matters relating to a possible distressed sale of the Company;

(xi) a review of recent research reports on selected companies comparable to Doman and general industry reports;

(xii) a review of recent M&A transactions in the North American paper and forest products sector, including recent sales of pulp, lumber and logging operations in British Columbia;

(xiii) a review of summaries of the terms of Doman's existing debt securities, credit facilities and preferred shares, and representations by Doman management and external counsel to Doman regarding the relative priority of the same;

(xiv) discussions with industry players and prospective purchasers of Doman's pulp manufacturing facilities in connection with evaluating the potential for the sale thereof;

(xv)   discussions with industry players in the lumber and logging industry;

(xvi) discussions with and proposals from certain financial investors and industry players in connection with the Supreme Court of British Columbia's Restructuring Process Order dated October 10, 2003 authorizing the solicitation of proposals to refinance Doman's existing indebtedness;

UBS SECURITIES CANADA INC.                                                     3

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(xvii)  conversations with representatives of certain stakeholders of Doman;

(xviii) a review of certain of the Company's court filings and reports prepared by the court-appointed monitor overseeing the CCAA process;

(xix) discussions with the senior management of Doman and industry players in the lumber and logging industry regarding changes to British Columbia's forestry legislation, including the province's Forestry Revitalization Plan; and

(xx) such other information, investigations and analyses as UBS considered necessary or appropriate in the circumstances.

UBS has not, to the best of its knowledge, been denied access by Doman to any information requested by UBS.

RELIANCE, ASSUMPTIONS AND LIMITATIONS

With the approval of the Special Committee and as provided for in the Engagement Agreement, UBS has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Doman and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the "Information"). The Distressed Sale Analysis is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of professional judgment and except as expressly described herein, UBS has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Doman has represented to UBS in the Certificate that, among other things: (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of Doman (including its associates and affiliates) or in writing by Doman (including its associates and affiliates) or its agents to UBS relating to Doman, its associates or affiliates, the Restructuring Transaction or a possible distressed sale of the Company for the purposes of preparing the Distressed Sale Analysis was, at the date the Information was provided to UBS, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Doman, its subsidiaries, associates or affiliates, the Restructuring Transaction, or a possible distressed sale of the Company and did not and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to UBS, except as disclosed in writing to UBS or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations, prospects, regulatory relationships, licences, rights and/or privileges of Doman or any of its associates or affiliates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Distressed Sale Analysis.

UBS SECURITIES CANADA INC.                                                     4

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UBS has assumed that all draft documents referred to under "Scope of Review"
above are accurate versions, in all material respects, of the final form of such documents.

The Distressed Sale Analysis is rendered on the basis of securities markets, economic (including foreign exchange), financial and general business conditions prevailing as at the date of this letter and the condition and prospects, financial and otherwise, of Doman, its associates and affiliates, as they were reflected in the Information reviewed by UBS and as represented to UBS in discussions with management of Doman (including its associates and affiliates) and its advisors. In its analyses and in preparing the Distressed Sale Analysis, UBS and senior management of Doman made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond their control or that of any party involved in any possible distressed sale of the Company. Accordingly, IF DOMAN WERE, IN FACT, TO UNDERGO A DISTRESSED SALE OF ITS PULP BUSINESS AND LUMBER (INCLUDING LOGGING) BUSINESS, THE ACTUAL RESULTS ACHIEVED WILL VARY FROM THE VALUES REFLECTED IN THE DISTRESSED SALE ANALYSIS, AND THE VARIATIONS MAY BE MATERIAL.

The Distressed Sale Analysis has been prepared at the request of the Special Committee based on information provided by Doman management. Accordingly, the Distressed Sale Analysis has been provided for the use of the Special Committee with respect to the effect of a possible distressed sale of the Company on the projected allocation of the proceeds of a distressed sale to the Company's various creditors, and may not be used by any other person or corporation or relied upon by any other person or corporation without UBS' express prior written consent. The publication of this letter or a summary thereof in any document does not constitute such consent. This letter is provided as of the date hereof and UBS disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Distressed Sale Analysis which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Distressed Sale Analysis after the date hereof, UBS reserves the right to change, modify or withdraw this letter.

UBS has based its Distressed Sale Analysis upon a variety of factors. Accordingly, UBS believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by UBS, without considering all factors and analyses together, could create a misleading view of the process underlying the Distressed Sale Analysis. The preparation of a distressed sale analysis is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. UBS' conclusions as to the projected total proceeds that may be realized under a distressed sale of the Company's assets and the allocation of projected total proceeds were based on its review of a possible distressed sale of the Company, rather than on any particular element of a possible distressed sale of the Company, and the Distressed Sale Analysis should be read in its entirety.

UBS HAS NOT BEEN ENGAGED TO PROVIDE AND HAS NOT PROVIDED: (I) A FORMAL VALUATION OF DOMAN OR OF ANY OF ITS SECURITIES OR ASSETS OR THE SECURITIES OR ASSETS OF DOMAN'S ASSOCIATES OR AFFILIATES; (II) AN OPINION CONCERNING THE FUTURE TRADING PRICE OF ANY OF THE SECURITIES OF DOMAN, OR OF THE SECURITIES OF ITS ASSOCIATES OR AFFILIATES BEFORE OR AFTER THE COMPLETION OF THE RESTRUCTURING TRANSACTION, A DISTRESSED SALE OR A BANKRUPTCY LIQUIDATION OF THE COMPANY; (III) AN OPINION AS TO THE RELATIVE FAIRNESS OF THE RESTRUCTURING TRANSACTION AS BETWEEN THE VARIOUS CREDITORS AND OTHER STAKEHOLDERS

UBS SECURITIES CANADA INC.                                                     5

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OF DOMAN; (IV) AN OPINION AS TO THE ALLOCATION OF THE PROCEEDS OF A DISTRESSED
SALE OF THE COMPANY TO THE VARIOUS CREDITORS AND OTHER STAKEHOLDERS OF DOMAN;
(V) AN OPINION AS TO THE RELATIVE FAIRNESS OF THE POSSIBLE ALLOCATION OF THE PROCEEDS OF A DISTRESSED SALE OF THE COMPANY TO THE VARIOUS CREDITORS AND OTHER STAKEHOLDERS OF DOMAN; (VI) A RECOMMENDATION TO ANY HOLDER OF THE COMPANY'S SECURITIES AS TO WHETHER OR NOT SUCH SECURITIES SHOULD BE HELD OR SOLD; AND THE DISTRESSED SALE ANALYSIS SHOULD NOT BE CONSTRUED AS SUCH. THE DISTRESSED SALE ANALYSIS DOES NOT ADDRESS CIRCUMSTANCES OF ANY PARTICULAR CREDITOR OR SECURITY HOLDER AND ACCORDINGLY, IN CONSIDERING THEIR ACTIONS, CREDITORS AND HOLDERS OF SECURITIES OF DOMAN SHOULD SEEK THEIR OWN INDEPENDENT ADVICE.

OVERVIEW OF DOMAN

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added re-manufacturing and producing dissolving sulphite pulp and Northern bleached softwood kraft ("NBSK") pulp. All the Company's operations, employees, and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide. Doman's Class A Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange.

ASSUMPTIONS REGARDING PROJECTED DISTRESSED SALE ASSESSMENT OF VALUE

For the purposes of the Distressed Sale Analysis, UBS has assumed, among other things:

(i) a sale of Doman's operations on a going concern basis in the context of a bankruptcy filing by a receiver and/or trustee in bankruptcy. For clarity, UBS has not assumed that individual assets (e.g. forklifts, trucks, etc.) located at the various mills and logging operations are liquidated on an individual basis, but rather has assumed that they are sold as part of the entire operation at the mill or logging operation. For the purposes of its analysis, UBS considered Doman's pulp business and lumber (including logging) business separately;

(ii) the mills and logging operations are sold in the current economic environment and as soon as practicable;

(iii) no resolution to the Canada-US softwood lumber dispute;

(iv) 100% of Doman's cutting rights and timber licenses can be transferred to the purchaser upon sale without significant cost or conveyance of rights, other than costs incurred in the normal course of a distressed sale;

(v)   no provision for potential severance and termination claims by employees;

(vi) no provision for potential temporary or permanent shutdown costs, or ongoing funding by Doman of any operating losses incurred during the distressed sale process;

UBS SECURITIES CANADA INC.                                                     6

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(vii)  no provisions for potential environmental claims or expenses, beyond those incurred and funded by Doman in the ordinary course;

(viii) no provision for potential claims that may result from a distressed sale, including breaches of executory contracts, unpaid suppliers or similar claims;

(ix) trade suppliers will continue to deal with the new owners of the mills and logging operations sold in the distressed sale, or that alternative trade suppliers can be found, such that the mills and logging operations could continue to operate without significant interruption;

(x) a buyer of any of Doman's assets will attribute no value to the Company's non-operating assets, including, without limitation, any remaining tax losses, pending lawsuits, fibre contracts, unamortized down-payments on operating leases, book surplus on salaried pension and post retirement plans, unamortized deferred financing costs, cash surrender value of life insurance policies, and non-current camp start-up costs; and

(xi) such other value assessment assumptions as UBS and senior management of Doman considered necessary or appropriate in the circumstances.

PROJECTED DISTRESSED SALE ASSESSMENT OF VALUE

In preparing its Distressed Sale Analysis, UBS performed a variety of financial analyses and considered a variety of factors. For the purposes of its analysis, UBS considered Doman's pulp business and lumber (including logging) business separately. The following is a brief summary of the material analyses performed by UBS. This summary does not purport to be a complete description of the analyses performed and factors considered by UBS.

Pulp operations at Squamish, BC (NBSK pulp) and Port Alice, BC (dissolving sulphite pulp)

In determining the projected distressed sale assessment of value for Doman's pulp operations, UBS gave consideration to, among other things:

(i) the large number of companies manufacturing NBSK pulp in North America and globally;

(ii) the large number of North American NBSK pulp mills considered to be potentially non-core to their current owners;

(iii) the small number of companies manufacturing dissolving sulphite pulp in North American and globally;

(iv)  the financial condition of potential acquirers of Doman's pulp operations;

(v)   the comparatively small scale of Doman's pulp operations;

UBS SECURITIES CANADA INC.                                                     7

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(vi)   the supply of fibre to Doman's pulp operations;

(vii) the comparatively low earnings before interest, taxes and depreciation ("EBITDA") margins of Doman's pulp operations (in aggregate) relative to other North American pulp operators;

(viii) the comparatively high manufacturing cost position of the Squamish pulp mill relative to comparable North American pulp mills;

(ix)   Doman management's outlook for global dissolving sulphite pulp demand;

(x) Doman management's outlook for NBSK and dissolving sulphite pulp commodity prices;

(xi) discussions with potential purchasers of Doman's pulp manufacturing facilities in connection with evaluating the potential for the sale thereof;

(xii)  a review of precedent pulp mill sales in North America and globally;

(xiii) a discounted cash flow analysis, based on Doman management's financial projections for the pulp operations;

(xiv) the non-cash working capital balances associated with Doman's pulp operations;

(xv) the current state of the financial markets in general, and the environment for selling pulp assets; and

(xvi) such other information, investigations and analyses as UBS considered necessary or appropriate in the circumstances.

Lumber and logging operations

In determining the projected distressed sale assessment of value for Doman's lumber and logging operations, UBS gave consideration to, among other things:

(i) the large number of logging and lumber manufacturing companies in North America and globally;

(ii) the small number of logging and lumber manufacturing companies on the coast of British Columbia;

(iii) the potentially small number of North American forestry companies interested in owning logging and lumber manufacturing facilities on the coast of British Columbia;

(iv) the current financial condition of potential acquirers of Doman's lumber and logging assets;

(v)   the scale of Doman's lumber and logging operations;

UBS SECURITIES CANADA INC.                                                     8

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(vi)   the comparatively high EBITDA margins of Doman's lumber and logging assets (in aggregate) relative to other North American lumber and logging companies;

(vii)  Doman management's outlook for lumber and log commodity prices;

(viii) discussions with and proposals from certain financial investors and industry players in connection with the Supreme Court of British Columbia's Restructuring Process Order dated October 10, 2003 authorizing the solicitation of proposals to refinance Doman's existing indebtedness;

(ix) discussions with industry players in the lumber and logging industry regarding the general state of the lumber and logging businesses in Canada, and particularly in British Columbia;

(x) a review of precedent sales of lumber and logging operations in British Columbia;

(xi) a discounted cash flow analysis, based on Doman management's financial projections for the lumber and logging operations;

(xii) a review of public market trading multiples of North American lumber and logging companies;

(xiii) the non-cash working capital balances associated with Doman's lumber and logging operations;

(xiv) the current state of the financial markets in general, and the environment for selling lumber and logging assets; and

(xv) such other information, investigations and analyses as UBS considered necessary or appropriate in the circumstances.

Total projected gross proceeds of a distressed sale

Based on the foregoing, UBS has estimated that the enterprise value (including normal levels of net working capital) of Doman's lumber (including logging) operations would be between approximately $325-375 million in a distressed sale, and that the enterprise value (including normal levels of net working capital) of Doman's pulp operations would be between approximately $25-50 million in a distressed sale, implying a total enterprise value (including normal levels of net working capital) of between approximately $350-425 million in a distressed sale.

UBS has assumed that, under a distressed sale, a buyer of Doman's pulp business and lumber (including logging) business would fully assume $63 million (as at March 31, 2004) of liabilities relating to the amounts due to the Government of British Columbia regarding stumpage fees, the current and non-current liability for silviculture and road deactivation, and amounts due to unionized mill and logging employees, including current and non-current accrued pension and other benefits. As a consequence, UBS has assumed that, under a distressed sale, a buyer of Doman's pulp business and lumber (including logging) business would, as consideration for assuming the $63 million of aforementioned liabilities, adjust its total purchase price for the pulp business and lumber (including logging) business downwards by approximately

UBS SECURITIES CANADA INC.                                                     9

[UBS LOGO]

$31 million as at March 31, 2004. The estimated purchase price reduction reflects the fact that a portion of these assumed liabilities are long term obligations, many of which do not require cash payments in the near term.

Because UBS has used an enterprise value for purposes of this distressed sale analysis, rather than an asset-by-asset assessment of value, the enterprise value must be adjusted to exclude amounts due to trade and other unsecured creditors because some of these claims are subject to compromise and others are to be paid in full. For analytical purposes, UBS has assumed that the total gross proceeds of a distressed sale ("Projected Total Proceeds") would be equal to the enterprise value (as adjusted in the preceding paragraph) plus an incremental amount equal to the working capital liabilities not assumed by a purchaser in a distressed sale. Using the mid-point of the enterprise value range of approximately $388 million, less the $31 million purchase price adjustment, plus $78 million (as at March 31, 2004) of working capital liabilities that would not be assumed by a purchaser in a distressed sale, results in an estimated mid-point value of Projected Total Proceeds of approximately $435 million. The following table illustrates the calculation of the mid-point value of Projected Total Proceeds described above:

As at March 31, 2004                                         $ millions
--------------------                                         ----------
Mid-point of enterprise value range                              388
Less: purchase price reduction                                    31
                                                             ----------
                                                                 357
Add: working capital liabilities not assumed by purchaser         78
                                                             ----------
Mid-point value of Projected Total Proceeds                      435
                                                             ----------

There can be no certainty that a receiver and/or trustee could complete the distressed sale of Doman by way of a sale of Doman's operations on a going concern basis. If these sales could not be completed, the cash proceeds realized from the distressed sale of Doman's lumber and logging operations could be materially lower.

ASSUMPTIONS REGARDING ALLOCATION OF PROJECTED TOTAL PROCEEDS

In considering the projected allocation of any proceeds of distressed sale of Doman's assets among Doman's secured and unsecured creditors, Doman has asked UBS to assume, and UBS has assumed without verification, that:

(i) the Distressed Sale Analysis is done as at March 31, 2004 in the context of a bankruptcy filing;

(ii) the principal amounts outstanding as at March 31, 2004 under the 12.00% Senior Secured Notes due 2004, the 8.75% Senior Unsecured Notes due 2004, the 9.25% Senior Unsecured Notes due 2007, and CIT Business Credit Canada Inc. ("CIT") line of credit (the "CIT Line") are $206 million net of collateral held by trustees (US$160 million face value, converted at C$1.3113/US$1.00 less $3 million of collateral), $509 million (US$388 million face value, converted at C$1.3113/US$1.00), $164 million (US$125 million face value, converted at C$1.3113/US$1.00), and $33 million, respectively;

UBS SECURITIES CANADA INC.                                                    10

[UBS LOGO]

(iii) the accrued interest calculated up to and owed as at March 31, 2004 under the 12.00% Senior Secured Notes due 2004, the 8.75% Senior Unsecured Notes due 2004, the 9.25% Senior Unsecured Notes due 2007 and the CIT Line are $51 million, $80 million, $33 million and $0 million, respectively;

(iv) Doman's 12.00% Senior Secured Notes due 2004 have a first priority claim on all of the Company's fixed assets, timber licenses and cutting rights except for a small number of fixed assets (including the fixed assets associated with the Port Alice pulp mill), timber licenses and cutting rights, and such assets that are not pledged as collateral are assumed for the purposes of the allocation of the Projected Total Proceeds to have zero value, net of shutdown, severance, termination and environmental claims or expenses, if any;

(v) Doman has accounts receivables and inventories pledged as collateral for the CIT Line, and the proceeds of a distressed sale of the accounts receivable and inventories will be sufficient to repay the balance owing under the CIT Line;

(vi) the amounts due to other unsecured creditors (including trade creditors and accrued liabilities and charges, but excluding unsecured creditors as described in items (ii) and (iii) above) as at March 31, 2004 are $78 million, and in order to achieve a distressed sale on a going concern basis, unsecured creditors with an aggregate claim of $54 million as at March 31, 2004 will be paid-out in priority to other unsecured creditors from the unsecured creditor pool;

(vii) in the event that the projected proceeds of disposition following the sale of the respective assets pledged as security for the 12.00% Senior Secured Notes due 2004 and the CIT Line are insufficient to repay the principal balances outstanding on said obligations, holders of the 12.00% Senior Secured Notes due 2004 and the CIT Line will become unsecured creditors for the remaining balances and will have equal ranking with the 8.75% Senior Unsecured Notes due 2004, the 9.25% Senior Unsecured Notes due 2007, other unsecured creditors and trade creditors, except as described in item (vi) above;

(viii) except as described in item (vi) above, substantive consolidation of all unsecured claims and all unsecured creditors are treated pari-passu;

(ix)  Doman has no subordinated creditors; and

(x) other than as described in the assumptions above, Doman has, or will have upon a distressed sale, no other material creditors, contingent liabilities or lien claims.

With regard to the allocation of the Projected Total Proceeds between working capital assets and fixed assets and the computation of net proceeds as shown in the "Proceeds" section of Schedule A attached hereto, certain assumptions were used. Specifically, an assumed rate of recovery of book value was used to compute the projected proceeds of a distressed sale of the working capital assets. Once having computed the projected proceeds of a distressed sale of the working capital assets, it was assumed that the balance of the Projected Total Proceeds should be allocated as projected proceeds of a distressed sale of the fixed

UBS SECURITIES CANADA INC.                                                    11

[UBS LOGO]

assets. As well, for purposes of calculating the net proceeds that would be available for distribution to creditors from the distressed sale of working capital assets and fixed assets, costs of a distressed sale were assumed. UBS has not verified or sought any third party verification of the reasonableness of the assumed rate of recovery of the book value of the working capital assets, the allocation of the Projected Total Proceeds between working capital assets and fixed assets or the assumed costs of a distressed sale. Consequently UBS makes no representation as to, and disclaims any responsibility for verifying, the reasonableness of same. After due inquiry to senior management of the Company, senior management of the Company had no reason to believe that the assumed rate of recovery of book value upon a distressed sale of the working capital assets, the allocation of the Projected Total Proceeds between working capital assets and fixed assets and the assumed level of distressed sale costs used in the Distressed Sale Analysis are unreasonable.

UBS also made such other assumptions as it considered necessary or appropriate in the circumstances.

ALLOCATION OF PROJECTED TOTAL PROCEEDS

With the assistance of Doman's management, UBS has computed a scenario showing the projected allocation of proceeds of a distressed sale as disclosed in Schedule A attached hereto, using the mid-point of the Projected Total Proceeds of a distressed sale and using an assumed rate of recovery of book value upon a distressed sale of the working capital assets.

The methodology used for allocating the Projected Total Proceeds is summarized below:

(i) secured creditors are paid out in priority from the proceeds of a distressed sale of the assets pledged as security for such secured claims, with any amounts still owing to secured creditors (following the payout of the proceeds from the distressed sale of the assets pledged as collateral) forming part of the unsecured creditor pool;

(ii) of the $78 million in working capital liabilities that would not be assumed by a purchaser in a distressed sale, $54 million represents unsecured creditor claims that Doman management considers critical to an ongoing business and that, in a going concern context, Doman management believes would require full payment. Accordingly, this $54 million of working capital liabilities is paid out in priority to other unsecured claims from the total cash available for unsecured creditors; and

(iii) all remaining unsecured claims are paid out pro rata from the cash remaining in the unsecured creditor pool.

UBS SECURITIES CANADA INC.                                                    12

[UBS LOGO]

UBS MAKES NO REPRESENTATION AS TO THE REASONABLENESS OF THIS SCENARIO. IF DOMAN WERE, IN FACT, TO UNDERGO A DISTRESSED SALE, THE AMOUNT OF PROCEEDS REALIZED UPON THE DISTRESSED SALE OF THE COMPANY AND THE ALLOCATION OF PROCEEDS WOULD VARY FROM THE VALUES REFLECTED IN SCHEDULE A, AND THE VARIATIONS COULD BE MATERIAL.

Yours very truly,

(Signed) UBS SECURITIES CANADA INC.

UBS SECURITIES CANADA INC.                                                    13

[UBS LOGO]

                                   SCHEDULE A

UBS SECURITIES CANADA INC.                                                    14

[UBS LOGO]

PROCEEDS(1)
($ millions, except where noted)

                                                            BREAKDOWN OF TOTAL
                                                            ------------------
                                                          FIXED        WORKING
                                               TOTAL(2)   ASSETS   CAPITAL ASSETS
                                               --------   ------   --------------
Mid-point value of Projected Total Proceeds       435       239         197
Less: assumed expenses                            (15)       (8)         (8)
                                                  ---       ---         ---
Net proceeds                                      420       231         189
                                                  ===       ===         ===

WORKING CAPITAL ASSETS PROCEEDS OF DISTRESSED SALE

                                                 BOOK      ASSUMED      NET
                                                VALUE     RECOVERY  RECOVERABLE
                                                -----     --------  -----------
Working capital assets(3)                         253        70%       177
Cash                                               20       100%        20
                                                  ---       ---        ---
Total                                             272                  197
                                                  ===       ===        ===

NOTES:

1     Amounts may not add due to rounding

2 Mid-point value of assets of $435 million is more fully described in 'Projected Distressed Sale Assessment of Value' section

3 Accounts receivable, inventories (including supplies), prepaid expenses and investments

UBS SECURITIES CANADA INC.                                                    15

[UBS LOGO]

ALLOCATION(1)
($ millions, except where noted)

SECURED CREDITORS

Fixed assets

Net proceeds of distressed sale of fixed assets                                                  231
Paid to 12.00% Senior Secured Notes due 2004 (principal & accrued interest)                     (231)
                                                                                             -------
Balance left for unsecured creditor pool                                                           0
                                                                                             =======

Working capital

Net proceeds of distressed sale of working capital                                                                     189
Proceeds paid to CIT (principal & accrued interest)                                                                    (33)
                                                                                                                     -----
Balance left for unsecured creditor pool                                                                               156
                                                                                                                     =====

UNSECURED CREDITORS

Proceeds available for distribution

Balance remaining following distressed sale of fixed assets                                                              0
Balance remaining following distressed sale of working capital assets                                                  156
                                                                                                                     -----
Total available for unsecured creditors                                                                                156
Proceeds paid to unsecured creditors not subject to compromise                                                         (54)
                                                                                                                     -----
Balance left for remaining unsecured creditors                                                                         102
                                                                                                                     =====

                                                                                               Balance               Amounts
                              Creditor                                                       outstanding     Note    paid(6)
                              --------                                                       -----------     ----    -------
CIT Line (principal & accrued interest)                                                            0           2         0
12.00% Senior Secured Notes due 2004 (principal & accrued interest)                               26           3         3
8.75% Senior Unsecured Notes due 2004 (principal & accrued interest)                             589                    72
9.25% Senior Unsecured Notes due 2007 (principal & accrued interest)                             197                    24
Amounts due to unsecured creditors not subject to compromise                                       0           4         0
Amounts due to other unsecured creditors subject to compromise                                    24           5         3
                                                                                             -------   -     ---     -----
                                                                                                 835                   102
                                                                                             -------   -     ---     -----
Balance remaining following payments to unsecured creditors                                                              0
                                                                                             =======   =     ===     =====

NOTES:

1     Amounts may not add due to rounding

2 After payment of proceeds from distressed sale of working capital assets pledged as collateral on the CIT line

3     After payment of proceeds from distressed sale of fixed assets

4     After payment from pool of funds available for unsecured creditors

5     All other accounts payable and accrued liabilities

6 Allocation of $102 million available for unsecured creditors made pro rata to balance outstanding

UBS SECURITIES CANADA INC.                                                    16

[UBS LOGO]

SUMMARY OF TOTAL RECOVERIES(1)
($ millions, except where noted)

                              Creditor                                 Claim   Recovery   Recovery (%)
                              --------                                 -----   --------   ------------
CIT Line (principal & accrued interest)                                   33       33        100.0%
12.00% Senior Secured Notes due 2004 (principal & accrued interest)      257      234         91.1%
8.75% Senior Unsecured Notes due 2004 (principal & accrued interest)     589       72         12.2%
9.25% Senior Unsecured Notes due 2007 (principal & accrued interest)     197       24         12.2%
Amounts due to unsecured creditors not subject to compromise              54       54        100.0%
Amounts due to other unsecured creditors subject to compromise(2)         24        3         12.2%
                                                                       -----   ------     --------
                                                                       1,154      420
                                                                       =====   ======     ========

NOTES:

1     Amounts may not add due to rounding

2     All other accounts payable and accrued liabilities

UBS SECURITIES CANADA INC.                                                    17

                                   SCHEDULE IV
                                  INITIAL ORDER

                                 (SEE ATTACHED)

SUPREME COURT
OF BRITISH COLUMBIA                                                  No. L023489
SEAL
VANCOUVER                                                     VANCOUVER REGISTRY
REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

                  IN THE MATTER OF DOMAN INDUSTRIES LIMITED AND

                       THOSE CORPORATIONS AND PARTNERSHIPS

                     DESCRIBED IN THE ATTACHED SCHEDULE "A"

                                                                     PETITIONERS

                                  INITIAL ORDER

BEFORE THE HONOURABLE      )    THURSDAY, THE 7th
                           )
MR. JUSTICE TYSOE          )    DAY OF NOVEMBER, 2002

THIS APPLICATION coming on for hearing Ex Parte at Vancouver, British Columbia, on this day, and on hearing Michael A. Fitch, Q.C. and Robert A. Millar, of counsel for the Petitioner, and in the presence of Mary I.A. Buttery, on behalf of certain of the unsecured bondholders of the Petitioners, William C. Kaplan, Q.C. and Peter L. Rubin on behalf of CIT Business Credit Canada Inc., and John
I. McLean on behalf of KPMG Inc.; AND ON READING the pleadings and other materials filed herein; AND pursuant to the Companies' Creditors Arrangement Act, R.S.C. 1985 c. C-36 ("CCAA"), the Company Act, R.S.B.C. 1996, c.62, the Canada Business Corporations Act, R.S.C. 1985, the Partnership Act, R.S.B.C., 1996, c.348, c. C-44, Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of
Court and the inherent jurisdiction of This Honourable Court:

THIS COURT ORDERS AND DECLARES THAT:

AUTHORIZATION

1. All of the Petitioners, other than Western Pulp Limited Partnership ("WPLP"), are corporations to which the Companies' Creditors Arrangement Act R.S.C. 1985, c. C-36 (the "CCAA") applies, that the Petitioner, WPLP, is a limited partnership to which the Partnership Act, R.S.B.C. 1996, c. 348 (the "Partnership Act") applies, and the Petitioners, other than WPLP, are corporations to which the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the "CBCA") and the Company Act, R.S.B.C, 1996 c.62 (the "BCCA") apply.

2. All of the subsequent provisions of this Order shall apply, unless otherwise expressly stated to the contrary, to the assets and creditors of the Petitioner WPLP, on the same basis as those provisions apply to the remaining Petitioners, and all of the relief provided for in this Order against those Petitioners Western Pulp Inc., Western Forest Products Limited and Doman Forest Products Limited who collectively constitute all of the general and limited partners of WPLP (the "WPLP Petitioners") applies to such WPLP Petitioners both in their own capacity and in their capacity as a general or limited partner of WPLP.

PLAN OF ARRANGEMENT

3. The Petitioners, other than WPLP (hereafter collectively referred to as the "Corporate Petitioners") are authorized to jointly file with this Court a consolidated Plan of Compromise or Arrangement between the Petitioners and one or more classes of their creditors pursuant to the CCAA and the CBCA (the "Plan") which is consistent with the terms and conditions of the term sheet between the Petitioners and Tricap Restructuring Fund, certain funds managed by Merrill Lynch Investment Managers LP and Oppenheimer & Co. (collectively, the "Noteholder Group") attached as Schedule "D" to the Petition filed in these proceedings on this date as it may be amended from time to time by agreement between the parties (the "Term Sheet"), on or before December 6, 2002, or such later date as this Court may subsequently order, provided that approval of the Plan is deferred pending further Court application.

STAY OF PROCEEDINGS

4.            Effective on the pronouncement of this Order (the "Filing Date"):

      (a) all proceedings taken or that might be taken in respect of the Petitioners and each of them under the Bankruptcy and Insolvency Act ("BIA") and the Winding -Up Act or any similar insolvency statute in any other jurisdiction (except for a voluntary filing under the BIA or similar insolvency statute by any of the Petitioners) are stayed;

         (b) any further proceedings in any action, suit or proceeding whenever commenced against any of the Petitioners or their present or future property (whether real or personal), assets (whether fixed or current), businesses, undertakings including without limitation any rights, authorizations, licences, franchises, dealerships, permits, approvals, uses or consents held by, issued to or in favour of the Petitioners and wherever located (the "Assets") are stayed;

         (c) no suit, action, enforcement process, extra-judicial proceeding or proceeding of any other nature (including, without restriction, any application or proceeding pursuant to the Canada Labour Code, Labour Relations Code of British Columbia, the Employment Standards Act of British Columbia, the Corporation Capital Tax Act of British Columbia, the Environmental Protection Act of British Columbia, the Forest Act of British Columbia, the Forest Practices Code Act of British Columbia, the Tugboat Worker Lien Act of British Columbia, the Warehouse Lien Act of British Columbia, the Logging Tax Act of British Columbia, the Mining Tax Act of British Columbia, the Waste Management Act of British Columbia, or federal, provincial or other legislation in any other jurisdiction of like or similar import) shall be proceeded with or commenced against any of the Petitioners;

         (d) no suit, action or other proceeding shall be proceeded with or commenced against any current or former director, officer or employee of any of the Petitioners relating to claims involving acts or omissions of those persons in their capacity as directors, officers or employees or in any other way related to matters arising from their relationship with any of the Petitioners which arose prior to the Filing Date except as permitted by the CCAA, and in particular, no shareholder of the Petitioner may bring any action or proceeding or claim any relief in relation to losses that they allege to have suffered in their capacity as shareholder or in relation to derivative rights of the Petitioners against such current or former directors, officers or employees;

         (e) the right of any person, firm, company, body or government authority (whether federal, provincial or municipal) to realize upon or otherwise deal with the Assets or any other right or property of the Petitioners or any security, charge, lien, right or power of sale, seizure, forfeiture or attachment (statutory or otherwise) held by that person on or with respect to the Assets including the right of any creditor to take any step in asserting or perfecting any right to the revendication or repossession of any goods supplied to any of the Petitioners, is stayed and postponed, except that any person alleging a claim of lien against any of the Petitioners' assets which might expire on the effluxion of time without filing of the lien in the appropriate registry or commencement of legal proceedings shall remain at liberty to file a lien and to commence proceedings in court to enforce such a lien, provided that no further step shall be taken in such lien action after the legal proceeding is commenced and the initiating documentation is served upon such Petitioner;

         (f) all creditors of the Petitioners are enjoined from making demand for payment upon any of the Petitioners or otherwise crystallizing or accelerating any indebtedness owed by any of the Petitioners;

         (g) no creditor shall take any proceeding, step or process against any of the Petitioners which constitutes a condition or prerequisite for the initiation of any proceedings, suits or actions against any third party upon letters of credit issued by that party to or for the benefit of any creditor of any of the Petitioners, or in respect of guarantees in favour of, or for the benefit of, any creditor of any of the Petitioners;

         (h) no creditor of any of the Petitioners may exercise any right of set-off against any Petitioner or its assets to which it may be or become entitled except as permitted by the CCAA or the Court; and

         (i) all obligations of the Petitioners incurred prior to the Filing Date are suspended, except that the Petitioners may:

                  (i) pay the entire amount of their obligations to any creditor if the amount of such obligations, as agreed between the Petitioners and the creditor, is $10,000 or less at the Filing Date; and

                  (ii) pay $10,000 to any other creditor, the outstanding obligations to which are greater than $10,000, provided such creditor agrees to accept that amount in full satisfaction of all obligations of the Petitioners to such creditor as at the Filing Date.

CONTINUATION OF SERVICES

5. All persons, including any governmental or regulatory bodies or authorities, having agreements with any of the Petitioners whether written or oral for the supply or use of goods or any other property of any nature or kind or any right therein or the provision of services to any of the Petitioners (including, without limitation, leases of goods, chemical supply contracts, fibre supply agreements, licenses, transportation agreements and contracts of insurance, whether Directors and Officers liability insurance or otherwise are enjoined from accelerating, terminating, determining or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise), irrespective of either any default or non-performance by the Petitioners hereunder which occurred prior to the Filing Date, or the commencement of these proceedings, and such persons shall continue to supply the goods or services pursuant to the provisions of such agreements so long as the affected Petitioner pays the prices or charges under the agreements for such goods or services supplied (subject to the Petitioners' ongoing entitlement to the benefit of any applicable volume rebates or discounts based upon volumes supplied during the period prior to the Filing Date) after the Filing Date concurrently with such supply, or alternatively when the same become due in accordance with the payment terms negotiated between any Petitioner and such person subsequent to the Filing Date and, without limiting the generality of the foregoing, all persons are enjoined until further order of this Court from discontinuing, interfering with or cutting off any utility (including any telecommunication service whether land based, cellular, mobile or otherwise, at present telephone numbers), and the furnishing of oil, gas, water, heat or electricity provided to any of the Petitioners so long as such Petitioner pays the prices or charges for such goods and services incurred after the Filing Date on the basis described above.

6. All persons having other agreements or other contracts with any of the Petitioners (including, without limitation, persons having entered into asset purchase contracts, service contracts, licensor agreements or remediation contracts and any governmental agency, authority or body) are restrained and enjoined from accelerating, terminating, determining, repudiating or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise) irrespective of any default or non-performance by the Petitioners hereunder prior to the Filing Date, or the commencement of these proceedings, without the written consent of the affected Petitioner, or leave of this Court and all such persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed and, without limiting the generality of the foregoing, all persons are restrained until further order of this Court from terminating, cancelling, repudiating or otherwise withdrawing any authorization, licences, franchises, rights of way, permits, approvals or consents, and from disturbing or otherwise interfering in any way with the present or future occupation or possession by any Petitioner of any premises leased or equipment leased or subleased by any Petitioner and the landlords of premises leased or subleased by any Petitioner are hereby specifically restrained from taking any step to terminate any lease or sublease to which such Petitioner is a party whether by notice of termination or otherwise, unless the written consent of such Petitioner or leave of this Court so to do has been first obtained.

7.            Without limiting the generality of the foregoing paragraph:

         (a) IGI Resources Inc., Centra Gas British Columbia Inc. and Duke Energy Gas Transmission Company Ltd. and each of them (collectively, "Gasco") is hereby specifically enjoined from discontinuing, interfering with or cutting off the supply of natural gas or other goods or services to the Petitioners or from requiring that the Petitioners provide to Gasco further letters of credit or any other form of security as a precondition to the continued supply of natural gas or other goods or services to the Petitioners' facilities; and

         (b) any and all proceedings, including without limitation, actions, applications, motions, suits, any extra-judicial proceedings or remedies, taken or that may be taken by any entity, including the Toronto Stock Exchange exercising regulatory or administrative functions of or pertaining to government in Canada or elsewhere are hereby suspended and no suit, action, other proceeding or extra-judicial remedy or enforcement process shall be proceeded with or commenced against the Petitioners.

8. All persons are restrained and enjoined from refusing to supply goods or services to the Petitioners by reason only of the Petitioners' failure to pay the pre-Filing Date claims of those persons.

POST-FILING OPERATIONS

9. Subject to the terms of this Order, the Petitioners shall remain in possession and control of the Assets, and subject to this Order and any other order made in these proceedings, shall continue to carry on business in a manner consistent with the preservation of the value of the Petitioners' business and property, provided that the Petitioners shall at all times comply with, and carry on their businesses in a manner consistent with, the Term Sheet and the transactions proposed therein and, for greater certainty, the Petitioners shall diligently pursue a restructuring in these proceedings consistent with the terms and conditions of the Term Sheet and shall respond to all reasonable enquiries made by, and provide ongoing information to, the Noteholder Group.

10. The Petitioners, unless otherwise authorized by this Order, may pay or otherwise satisfy only those obligations incurred by any of the Petitioners after the Filing Date to persons who advance or supply goods or services to any Petitioner after the Filing Date (including goods or services supplied or provided after the Filing Date under purchase orders outstanding at the Filing Date), provided that:

         (a) each Petitioner may pay all wages, source deductions, benefits (including any long and short term disability payments, pension plan payments or contributions and retiring allowances), expenses, vacation pay and other monies owing to or in respect of its employees (including former employees) or consultants, including severance pay and obligations owed to former employees in relation to home equity purchase programs (hereinafter collectively referred to as "Wages") whether or not the same are payable or accrue before or after the Filing Date;

         (b) the Petitioners may maintain the secured payroll facilities established with The Toronto-Dominion Bank ("TD Bank") in respect of Wages to be paid to employees of various Petitioners;

         (c) in the event TD Bank is not reimbursed by the Petitioners for the amount of Wages TD Bank pays to employees at the request of the Petitioners, TD Bank shall be at liberty to recover the amount of Wages it pays to employees at the request of the Petitioners from the term deposit in the principal amount of CDN$6,495,000 pledged by the Petitioner Doman Forest Products Limited to TD Bank as security for such payroll facilities notwithstanding the stay of proceedings created under paragraph 4 of this Order; and

         (d) the Petitioners may continue to make payments to the Province of British Columbia for any amounts outstanding from any of the Petitioners to the Provincial Crown or any of its agencies, to the U.S. Government in relation to softwood duties and to landlords, equipment lessors, parties in possession of, or warehousing, goods owned by any of the Petitioners, and logging, silviculture, road building, and hauling contractors for uncontested amounts due from the Petitioners for services provided to the Petitioners in the normal course of their business (collectively, the "Unaffected Creditors"), irrespective of whether such payments relate to services provided or amounts payable before or after the Filing Date.

11. Subject to the following paragraph of this Order, none of the Petitioners shall sell or otherwise dispose of Assets outside of the ordinary course of business except with the authorization of the Court, provided that the Petitioners are at liberty, with the consent of the Monitor, to sell any of their Assets not necessary for their ongoing business operations and to terminate or repudiate such of their supplier, service or other arrangements, agreements and other obligations of any nature whatsoever, whether written or oral (other than a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia) as they deem appropriate without further Court Order, and the financial consequences of such terminations or repudiations shall be dealt with as creditor claims under the Plan.

12. Notwithstanding any other provision of this Order, the Petitioners shall, unless otherwise consented to in advance by the Noteholder Group and the Monitor, carry on only in accordance with the ordinary course of their businesses and in a manner consistent with their past practice (the "Ordinary Course") and, for greater certainty, without such consent the Petitioners shall not:

         (a) sell, lease or otherwise assign, transfer or dispose of any material assets other than inventory in the Ordinary Course;

         (b) incur any material indebtedness other than Ordinary Course trade debt and permitted drawdowns under the CIT Facility (as subsequently defined) up to a maximum of $65 million;

         (c) permanently eliminate or shut down any material portion of their businesses;

         (d) fail to preserve and maintain all of their assets, rights, interests, operations and businesses including, without limitation, equipment, plants, inventory and all operating permits, tenures and licences;

         (e) incur any material debt (other than pursuant to the CIT Facility) or contractual obligation, liability or commitment outside the Ordinary Course;

         (f) materially modify or amend existing contractual agreements, arrangements and practices;

         (g) modify payment practices including through the use of deferred payment arrangements;

         (h) create, grant or allow the incurrence of security interests, charges or liens other than in the Ordinary Course;

         (i) increase compensation and other amounts paid or payable to employees, officers and directors;

         (j)      pay any amounts to shareholders;

         (k) make any capital expenditures other than such essential expenditures which must be made during the course of these proceedings in order to preserve and maintain their assets, operations and businesses in accordance with the requirements of this order;

         (l) transfer any monies or assets between their respective corporations other than in the Ordinary Course; and

         (m) settle, compromise or otherwise affect existing material claims, litigation or similar rights.

13. Except as otherwise provided in this Order, each of the Petitioners is hereby directed until further order of this Court:

         (a) to make no payments either for principal or interest on account of amounts owed by it to its creditors as of the Filing Date, other than, notwithstanding this filing, payments to be made pursuant to the terms of the financing agreement entered into by certain of the Petitioners with CIT Business Credit Canada Inc. ("CIT") dated March 1, 2002 as amended by the parties in anticipation of these proceedings (the "CIT Facility") and payments to Unaffected Creditors except as authorized by this or further Order;

         (b) to grant no mortgages, charges or other security upon or in respect of its Assets or become a guarantor or surety or otherwise become liable in any manner with respect to any other person or entity other than any one or more of the Petitioners, except as authorized by this or further Order;

         (c) to grant credit only to the customers of their business and then only for goods or services actually supplied and on payment terms ordinarily granted by them in the usual course of business; and

         (d) to comply with a comprehensive cash flow budget (the "Budget") to be prepared by the Petitioners and to be reviewed and consented to by the Noteholder Group.

14. Subject to further order of this Court and the terms of this Order including, in particular, the provisions of paragraph 12, the Petitioners shall apply their funds solely in accordance with the Budget to pay obligations incurred for the following purposes:

         (a) payment of the fees and disbursements of counsel retained by the Petitioners in respect of:

                  (i) these proceedings, or any other similar proceedings in other jurisdictions in which any of the Petitioners or any other subsidiary or affiliated companies of the Petitioners are domiciled, and any matters contemplated hereunder, relating hereto or arising therefrom whether incurred before or after the Filing Date;

                  (ii) the restructuring of the Petitioners whenever and wherever incurred; and

                  (iii) any litigation in which any Petitioner is named as a Plaintiff, Defendant or otherwise, whether commenced before or after the Filing Date;

         (b) payment of the fees and disbursements of the Monitor (including its legal counsel) appointed in these proceedings in respect of these proceedings, whenever incurred and/or any subsidiary or affiliated company of any Petitioner, and payment of the fees and disbursements of counsel retained by the Noteholder Group in respect of these proceedings;

         (c) payment, in the ordinary course, of all Wages as well as any existing or future priority claims of the federal or provincial Crown in respect of any Petitioner including, without limitation, amounts owing in respect of federal or provincial sales tax (including GST), amounts owing in respect of source deductions on account of employee income tax payable, Canada Pension Plan contributions payable, unemployment insurance premiums payable, amounts payable to any workers' compensation authority whether as premiums or assessments, and amounts owing on account of federal excise tax;

         (d) payments for goods or services actually delivered or supplied to any Petitioner following the Filing Date;

         (e) payment of any outstanding and future premiums on current policies relating to director and officer liability insurance, and any renewals thereof;

         (f) payment of such capital expenditures as are reasonably necessary for the preservation and protection of the Assets in accordance with the terms of paragraph 12 of this Order;

         (g) payment of ongoing monthly rent for leased premises based upon the terms of any Petitioner's existing lease arrangements and payment of ongoing monthly rent for leased equipment if the premises are occupied by the affected Petitioner subsequent to the Filing Date or the equipment remains in the possession of the affected Petitioner irrespective of whether or not such rental amounts accrued before or after the Filing Date;

         (h) payment of all expenses reasonably necessary for the maintenance and preservation of the Assets, including, without limitation, payments on account of insurance and security; and

         (i) payment to CIT and Unaffected Creditors as authorized by the preceding paragraph of this Order.

FINANCIAL ARRANGEMENTS

15.           Notwithstanding any other provision in this Order:

         (a) CIT will be at liberty to revolve its operating loan facility with the Petitioners and the Petitioners will be at liberty to make payments to CIT, from time to time, on a similar basis to that which occurred prior to the Filing Date, subject to any amendment to those terms which are agreed between the Petitioners and CIT;

         (b) CIT will be under no obligation to advance any further amounts or provide further accommodation to the Petitioners after the Filing Date unless it consents to do so;

         (c) CIT will not be subject to the stay of proceedings created under paragraph 4 of this Order; and

         (d) TD Bank and the Petitioners are hereby authorized and directed to allow payment from the Petitioners' bank accounts of any cheques presented on such accounts dated on or before the Filing Date which relate to Wages or to amounts payable to Unaffected Creditors which are confirmed by the Monitor to relate to Wages or payments to Unaffected Creditors;

16. The Petitioners are permitted to indemnify their present and future directors and officers and each of them with respect to any personal liability they might incur as directors and officers of the Petitioners for the current payroll obligations of such Petitioners to their employees for Wages as calculated under the Employment Standards Act R.S.B.C. 1996, c.113 and similar statutes in other jurisdictions and remittances in connection therewith pursuant to the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended, the Canada Pension Plan Act, R.S.C. 1985, c. C-8, as amended, and the Employment Insurance Act, R.S.C. 1996, c.23, as amended as those amounts are earned from time to time, including the outstanding statutory vacation pay, banked overtime, severance pay or home equity purchase program entitlement owed to its employees, amounts owing in respect of federal or provincial sales or excise tax (including
GST), and amounts owing in respect of any workers' compensation authority whether as premiums or assessments or any other legislation under which they might incur personal liability provided further that:

         (a) such indemnity shall apply only to the extent that the directors and officers have acted honestly and in good faith with a view to the best interests of the Petitioners, have not committed willful misconduct or negligence, and have not authorized actions or conduct inconsistent with the terms of the this Order or any other order subsequently pronounced in these proceedings; and

         (b) the directors and officers shall be entitled to the benefit of, and are hereby granted, a second charge and security interest over the assets of the Petitioners in priority to all other creditors of the Petitioners to secure such indemnification (the "Directors'

                  Charge"), subject in priority only to the security interest held by CIT under the CIT Facility and the Administrative Charge created by this Order.

MONITOR APPOINTMENT

17. KPMG Inc. is hereby appointed until further order of this Court as Monitor of the Petitioners with the following powers and duties:

         (a) to receive such information as the Monitor considers relevant for purposes of monitoring the Petitioners' business and financial affairs and to assist the Petitioners in the preparation of cash flow statements and other financial reports as may be required by the Petitioners or the Court including, without limitation:

                  (i) summaries of the Petitioners' inventories, receivables, cash receipts, cash disbursements, expenses, short-term investments and bank balances; and

                  (ii)     projected cash flow information;

         (b) to have access to all books and records, including financial records, of the Petitioners;

         (c) to appoint legal counsel, and to obtain such assistance from time to time as it may consider necessary in respect of its powers and duties hereunder;

         (d) to report any material adverse change in the Petitioners' financial circumstances subsequent to the Filing Date, or any failure of the Petitioners to comply with any of the terms of this Order;

         (e) to assist the Petitioners in the administration of meetings of creditors to consider the Plan;

         (f) to report to the Court from time to time concerning the affairs of the Petitioners and their financial position;

         (g) to respond to all reasonable enquiries made by, and provide ongoing information to, creditors of the Petitioners including the Noteholder Group; and

         (h) to serve, if necessary, as a "foreign representative" for any of the Petitioners or any of their related subsidiaries and affiliates in any proceedings outside of Canada.

18. The Petitioners, their shareholders, officers, directors, agents and employees shall cooperate fully with the Monitor in the performance of its duties and the exercise of its powers under this Order and, in particular, provide the Monitor with such access to the Petitioners' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations hereunder.

19.           The Monitor:

         (a) shall, except as specifically otherwise provided in this Order, incur no liability or financial obligation as a result of the making of this Order, the appointment of the Monitor or the carrying out of the provisions of this Order, save and except that the Monitor shall be liable for negligence or wilful misconduct on its part;

         (b) is not hereby empowered to take possession of the Assets of the Petitioners or to manage any of the business and affairs of the Petitioners and shall not constitute an employer or a successor employer within the meaning of any legislation, governing employment or labour standards or any other statute, regulation or rule of law or equity for any purpose whatsoever and, further, shall be deemed not to be in possession or control of the Assets of the Petitioners or of the Petitioners' business and affairs whether pursuant to any legislation enacted for the protection of the environment or any other statute, regulation or rule of law or equity for any purpose whatsoever;

         (c) shall not, by reason of the powers and duties granted hereunder, be constituted as an officer of the Petitioners under any applicable provincial or federal legislation;

         (d) need not file security with this Court for the due and proper performance of its powers and duties as Monitor;

         (e) shall be paid in respect of its remuneration, costs and expenses from time to time in accordance with the rate schedules previously delivered to the Petitioners, subject to the passing of such accounts before a Master or Registrar of this Court and each amount so paid shall constitute an advance against such remuneration, cost and expenses which remuneration (including secretarial and clerical costs) shall be taxed on the basis of the normal hourly charges of the Monitor in acting as insolvency professionals; and

         (f) may from time to time apply to this Court for direction and guidance in the discharge of its duties and powers as Monitor hereunder.

ADMINISTRATIVE AND DIRECTORS' CHARGE

20. The Monitor, any legal counsel appointed by the Monitor, the legal counsel for the Petitioners, and the legal counsel to the Noteholder Group shall be entitled in respect of their remuneration, costs and expenses whenever and wherever incurred to indemnity out of, and shall have a first charge and security interest on, the Assets of the Petitioners, in priority to all creditors of the Petitioners (other than CIT), the Directors' Charge and any other encumbrances, security or security interest now outstanding other than the security held by CIT in relation to the CIT Facility (the "Administrative Charge"), limited to the aggregate sum of $1 million.

21. The Administrative Charge and the Directors' Charge shall each attach to all the Assets, including, without limitation, any lease, license, permit or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to any such contract, license, permit, or any other person, and the necessity for registration or the giving of any such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, license, permit or other contract.

22. The Administrative Charge and the Directors' Charge shall each be deemed to be valid and effective notwithstanding any negative covenant, prohibition or any other provision with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Petitioners and their creditors, including without limitation, those contained in any existing credit agreements to which the Petitioners are a party, and, notwithstanding any provision to the contrary in any such agreements, the creation of the Administrative Charge shall not create or be deemed to constitute a breach by a Petitioner of any agreement to which they are a party.

23. The Administrative Charge and the Directors' Charge shall each rank in priority to any and all charges, encumbrances or security of whatsoever nature or kind which may at any time exist with respect to the Assets other than the security interest held by CIT in relation to the CIT Facility, and no filing shall be required to register or perfect such Administrative Charge or Directors' Charge.

PETITION AND CONFIRMATION HEARING

24. The hearing of the Petition in this proceeding to confirm the terms of this Initial Order will be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:00 a.m. on Friday, the 6th day of December, 2002.

25. All of the relief provided for in the previous paragraphs of this Order is granted to the Petitioners on an interim basis only, and the Orders made in the preceding paragraphs will expire at 6:00 p.m. on Friday, the 6th day of December, 2002, unless extended by this Court at the hearing of the Petition which will occur on that date.

SERVICE

26. The Petitioners are at liberty to serve this Order, the Petition, the Notice of Hearing of Petition and all supporting Affidavit material, the Plan, any notice of meeting and any other pleadings in this proceeding on any creditor or shareholder of the Petitioners:

         (a) by prepaid mail addressed to the last known address communicated by such creditor or shareholder to the Petitioners, of a photocopy of such document; and

         (b) by causing an advertisement to be placed in one edition of newspapers of general circulation in each of the Vancouver Sun, the Globe and Mail, the National Post and the Wall Street Journal;

and such mailing shall occur no later than November 11, 2002 and shall be deemed to be effective on the fourth business day following such mailing. The requirements that the Monitor mail a copy of this Order to creditors is dispensed with.

27. The Monitor shall be at liberty to post any report to creditors on the Petitioners' web site at www.domans.com in lieu of mailing such reports to creditors of the Petitioners.

MISCELLANEOUS

28. With the consent of the Monitor, the Petitioners shall be at liberty at any time to wind-up or dissolve any Petitioner or to file a voluntary assignment in bankruptcy or a proposal pursuant to the commercial reorganization provisions of the BIA or any similar statute in any other jurisdiction, provided that the Company is not necessary for the ongoing business operations of the Corporate Petitioners if and when any Petitioner determines that such a filing is appropriate.

29. The Petitioners are hereby at liberty to apply for such further interim or interlocutory relief as they may advise within the time for the filing of an Appearance by the creditors of the Petitioners in this proceeding.

30. Any interested person or creditor of the Petitioners may file an Appearance in this proceeding and the time limited for filing such an Appearance for such person or creditor of the

Petitioners outside of British Columbia shall be 14 days from the date of service upon such person or creditor.

31. Liberty is reserved to any interested person to apply to this Court on two (2) days notice to the Petitioners, and such persons who have filed Appearances, for such further order of this Court or for variation of this Order or otherwise as may be advised.

32. This Order and any other orders in these proceedings shall have full force and effect in all provinces and territories of Canada, and shall be effective against all creditors of the Petitioners and other persons having agreements with the Petitioners wherever domiciled. This Court seeks and requests the aid and recognition of other Canadian and foreign Courts and administrative bodies including any Court or administrative tribunal of any Federal or State Court or administrative body in the United States of America, and of any other Nation or State to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required.

33. The provisions of Rule 51A are dispensed with in relation to all applications in this proceeding.

                                                       BY THE COURT

                                                       "D. Tysoe, J."

APPROVED AS TO FORM:
                                                       /s/ Paul Beagan
                                                       -------------------------
                                                       Deputy District Registrar
/s/ R. Millar
----------------------------------
Solicitor for the Petitioners

                                                                ENTERED
                                                              NOV 07 2002
                                                          VANCOUVER REGISTRY
                                                           VOL. S1054 FOL 29

                                  SCHEDULE "A"

                               LIST OF PETITIONERS

Alpine Projects Limited
Diamond Lumber Sales Limited
Doman Forest Products Limited
Doman's Freightways Ltd.
Doman Holdings Limited
Doman Investments Limited
Doman Log Supply Ltd.
Doman - Western Lumber Ltd.
Eacom Timber Sales Ltd.
Western Forest Products Limited
Western Pulp Inc.
Western Pulp Limited Partnership
Quatsino Navigation Company Limited

                                   SCHEDULE V

                              CLAIMS PROCESS ORDER

                                 (SEE ATTACHED)

SUPREME COURT OF BRITISH COLUMBIA
SEAL                                                                 No. L023489
VANCOUVER REGISTRY                                            VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
  DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER SALES LTD.,
     WESTERN FOREST PRODUCTS LIMITED WESTERN PULP INC., WESTERN PULP LIMITED
              PARTNERSHIP, and QUATSINO NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                              CLAIMS PROCESS ORDER

BEFORE THE HONOURABLE         )       FRIDAY THE 21st(h)
                              )
MR. JUSTICE TYSOE             )       DAY OF FEBRUARY, 2003

THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on this day; AND UPON hearing Michael A. Fitch, Q.C., counsel for the Petitioners and in the presence of those counsel listed in Schedule "A" attached hereto; AND UPON reading affidavit #1 of Phil Hosier sworn on February 18th, 2003 and filed in these proceedings and all other pleadings and materials filed herein; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS AND DECLARES THAT:

PROOF OF CLAIM PACKAGE

1. As soon as practicable, but not later than February 25, 2003, the Petitioners will send to each creditor currently known to the Petitioners other than Unaffected Creditors (hereinafter referred to as a "Creditor") in the manner prescribed in this Order, the proof of claim form annexed as Schedule "B" together with a copy of this Order (collectively, the "Proof of Claim Package"), to the address of each Creditor as shown on the records maintained by the Petitioners or, in the case of the holders of its unsecured bonds issued under trust indentures dated March, 1994 and November, 1997 (the "Unsecured Bondholders"), to the Bank of New York as trustee for the Unsecured Bondholders (the "Agent"), with a copy to the Agent's U.S. and Canadian legal counsel. In addition, a Notice to Creditors in the form attached as Schedule "C" shall be published in one edition of each of the Vancouver Sun, the National Post, the Globe & Mail, and the Wall Street Journal on or before March 1, 2003. For purposes of this Order, Unaffected Creditors are CIT, the Secured Noteholders (both as defined in the Confirmation Order dated December 6, 2002), those creditors who are defined in the Confirmation Order as Unaffected Creditors and any present or former employee in relation to an employment claim for Wages as defined in the Confirmation Order. For further clarity, the definition of Unaffected Creditors shall not include the claim of William E. Dumont in Action No. 023995 in the Supreme Court of British Columbia and any other type of damages claim by a creditor.

2. If the Petitioners become aware of any further claims of persons not currently known to be Creditors after the date of initial distribution, the Petitioners shall forthwith distribute copies of the Proof of Claim Package to such persons, but the entitlement of each such person to receive notice is abridged to the date the Proof of Claim Package is distributed to each such person, subject to further order of this Court.

3. The Petitioners may distribute the Proof of Claim Package to Creditors by ordinary mail, personal delivery, telecopy or other electronic means, or any combination thereof, as determined by the Petitioners in their sole discretion. The Petitioners shall also be at liberty to post the Proof of Claim Package on their web page at www.domans.com. Mailing shall be deemed to be effective on the fourth business day following such mailing.

4. The delivery of the Proof of Claim Package and publishing of the Notice to Creditors referenced in the preceding paragraphs shall constitute good and sufficient service of such materials.

CREDITOR LIST

5. The Proof of Claim package delivered to a Creditor, other than an Unsecured Bondholder, will include the list of creditors attached as Schedule "D" to this Order (the "Creditor List"). If the affected Creditor is in agreement with the dollar amount claimed to be outstanding from the Petitioners to such Creditor as at the Filing Date of November 7, 2002 which is set forth in the Creditor List, then such Creditor need not file a Proof of Claim, and such dollar amount will be deemed to be such Creditor's proven Proof of Claim amount for voting and distribution purposes under any restructuring plan subsequently filed by the Petitioners, without any further act of such Creditor.

6. An Unsecured Bondholder shall not be required to file an individual Proof of Claim in respect of its Claim, but rather the Agent will submit an aggregate Proof of Claim setting forth the full amount outstanding to all Unsecured Bondholders as at the Filing Date to the Petitioners and the Monitor on or before the Claims Bar Date of 5 p.m. (Vancouver time) on March 31, 2003. The procedure governing each Unsecured Bondholder's entitlement to vote at the Meeting of Unsecured Bondholders will be established by the Court by subsequent Order in these proceedings, pursuant to section 4 of the CCAA.

CLAIMS BAR DATE AND CLAIM DISPUTES

7. If a Creditor (other than an Unsecured Bondholder) receiving a Proof of Claim wishes to object to the amount listed for that Creditor in the Creditor List, the Creditor must, on or before the Claims Bar Date of 5 p.m. (Vancouver time) on March 31, 2003, deliver to the Petitioners (with a copy to the Monitor), a notice of such objection in the form attached as Schedule "E" (a "Notice of Dispute") together with a Proof of Claim. Unless such Notice of Dispute is resolved between the Creditor and the Petitioners, the objection will be resolved by the Court upon subsequent application by the Creditor, supported by affidavit material, to be filed and served upon counsel for the Petitioners on or before April 18, 2003.

8. A Creditor (other than an Unsecured Bondholder) who does not file a Notice of Dispute on or before the Claims Bar Date of 5 p.m. (Vancouver time) on March 31, 2003 shall be deemed to have accepted the amount set forth in the Creditor List as the amount due and owing to the Creditor as at the Filing Date of November 7, 2002, and such Creditor shall be forever barred from advancing any other Claim against the Petitioners. A Creditor (other than an Unsecured Bondholder) who is not named in the Creditor List and who does not file a Proof of Claim on or before the Claims Bar Date shall be forever barred from participating in any restructuring plan subsequently filed by the Petitioners, and its Claim may not be enforced against the Petitioners, unless otherwise ordered by the Court.

9. Where a Notice of Dispute and/or a Proof of Claim is filed by a Creditor (other than an Unsecured Bondholder), the Petitioners will be deemed to have accepted the Claim as set forth in the Proof of Claim unless they deliver to the Creditor a Notice of Disallowance in the form attached as Schedule "F" on or before April 11, 2003.

10. Where the Proof of Claim filed by the Agent is disputed by the Petitioner, such dispute will be resolved by the Court on subsequent application.

WITHOUT PREJUDICE

11. This Order is expressly without prejudice to the Secured Noteholders and the preferred shareholders of the Petitioner Doman Industries Limited with respect to the alleged entitlement of:

         (a) each of them to constitute a separate class under the Petitioners' proposed plan of arrangement;

         (b) each of them to otherwise participate in a claims process in this CCAA proceeding;

         (c) the Secured Noteholders to argue that they are affected by the CCAA proceedings; and

         (d) the Secured Noteholders to file a plan of arrangement in the CCAA proceedings,

                  which entitlement will be determined on subsequent applications to be made by those parties.

12. For greater certainty, this Claims Process does not apply to the claims of Unaffected Creditors.

13. Nothing in this Claims Process Order shall affect the right of William Dumont to proceed with an application to add a party to Action No. 023995 in the Supreme Court of British Columbia and amend the Statement of Claim accordingly.

EXTENSION OF STAY

14. The stay of proceedings provided for in the Confirmation Order pronounced on December 6, 2002 is further extended until 11:59 p.m. (Vancouver time) on Wednesday, April 30, 2003 unless earlier terminated or further extended by this Court on subsequent application.

15. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                                       BY THE COURT

                                                       "D. Tysoe, J."

APPROVED AS TO FORM:                                   /s/ Thomas Hockley
                                                       -------------------------
/s/ Alison Campbell                                    DEPUTY DISTRICT REGISTRAR
-----------------------------
Counsel for the Petitioners


                                                                ENTERED
                                                              FEB 21 2003
                                                          VANCOUVER REGISTRY
                                                           VOL. S1091 FOL 25

                                  SCHEDULE "A"

                                 LIST OF COUNSEL

MICHAEL A. FITCH, Q.C. and ALISON Z. A. CAMPBELL, counsel for the Petitioners

WILLIAM C. KAPLAN, Q.C. and PETER L. RUBIN, counsel for CIT Business Credit Canada Inc.

GEORGE K. MACINTOSH, Q.C., counsel for Mr. Herb S. Doman

DAVID HATTER, counsel for Her Majesty the Queen in right of the Province of British Columbia

RAYMOND D. LEONG, counsel for The Attorney General of Canada on behalf of the Department of Fisheries and Oceans

CRAIG D. BAVIS, counsel for Communication, Energy & Paperworkers' Union, Local
514

JOHN I. MCLEAN , counsel for KPMG Inc.

DOUGLAS I. KNOWLES, counsel for Brascan Financial Corporation, Merrill Lynch Investment Managers LP and Oppenheimer Funds, Inc.

JOHN J.L. HUNTER, Q.C., counsel for Ad Hoc Committee of Secured Noteholders

NICOLE HOWELL, counsel for William E. Dumont

JAMES F. DIXON and J. JOSEPH D. BATEMAN, counsel for Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association

ALLAN PERRY, counsel for Toronto Dominion Asset Management Inc.,TD Securities Inc., and Tordom Company

KAREN ZIMMER, counsel for Petro-Canada

H.D. EDINGER, counsel for Pulp, Paper & Woodworkers of Canada, Local 3 and 8

JILL MAIBACH for Maibach Industries Ltd.

                                  SCHEDULE "B"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

                      (COLLECTIVELY, THE "DOMAN ENTITIES")

                        GENERAL CREDITORS' PROOF OF CLAIM

                                 PURSUANT TO THE

             COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA) ("CCAA")

________________________________________________________________________________

Please read carefully the instructions accompanying this Proof of Claim. Please print legibly.

Full Name of Creditor:     _________________________________

                                    (the "Creditor")

Full Mailing Address of Creditor:      ____________________________________
(All notices and correspondence
regarding your Claim will be           ____________________________________
forwarded to this address)
                                       ____________________________________

                                       Fax No.  ___________________________

                                       Telephone No.  _____________________

                                       Attention:     _____________________

                                  CLAIM DETAILS

Please check the box beside each Debtor against which you have a Claim and indicate the amount of your Claim as against that Debtor, and the currency. "Claim" has the meaning set forth on the attached Schedule. Please total all Claims against all Debtors and fill in the Total Claim Amount where indicated (below). All amounts in U.S. dollars will be converted to Canadian dollars at the Bank of Canada spot rate of exchange for exchanging U.S. dollar to Canadian dollars as at November 7, 2002.

            DOMAN ENTITIES                              AMOUNT                U.S.$              CAN $
            --------------                              ------                -----              -----
[ ]      Doman Industries Limited                     $__________              [ ]                [ ]

[ ]      Alpine Projects Limited                      $__________              [ ]                [ ]

[ ]      Diamond Lumber Sales Limited                 $__________              [ ]                [ ]

[ ]      Doman Forest Products Limited                $__________              [ ]                [ ]

[ ]      Doman's Freightways Ltd.                     $__________              [ ]                [ ]

[ ]      Doman Holdings Limited                       $__________              [ ]                [ ]

[ ]      Doman Investments Limited                    $__________              [ ]                [ ]

[ ]      Doman Log Supply Ltd.                        $__________              [ ]                [ ]

[ ]      Doman - Western Lumber Ltd.                  $__________              [ ]                [ ]

[ ]      Eacom Timber Sales Ltd.                      $__________              [ ]                [ ]

[ ]      Western Forest Products Limited              $__________              [ ]                [ ]

[ ]      Western Pulp Inc.                            $__________              [ ]                [ ]

[ ]      Western Pulp Limited Partnership             $__________              [ ]                [ ]

[ ]      Quatsino Navigation Company Limited          $__________              [ ]                [ ]

TOTAL CLAIM AMOUNT:                                                        $__________        $__________

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS):

1.    I am the Creditor (or I am the ________________________ of the Creditor).

2. I have knowledge of all the circumstances concerning the Claim hereafter referred to.

3.    Attached as schedules to this Proof of Claim are:

      (a)   documents which establish the validity and amount of the Claim; and

      (b) a description of the transaction or agreement giving rise or relating to the Claim.

      DATED AT_______________________, THIS _____ DAY OF ____________, 2003.

_________________________________                     __________________________
(SIGNATURE OF WITNESS)                                (SIGNATURE OF INDIVIDUAL
                                                      COMPLETING THIS FORM)

_________________________________                     __________________________
(PLEASE PRINT NAME)                                   (PLEASE PRINT NAME)

In order to participate in any distribution under the Plan, the duly completed Proof of Claim, together with all schedules and accompanying documents, must be returned to the Monitor, KPMG Inc., at the following address on or before the Claims Bar Date of March 31, 2003:

                                   KPMG Inc..
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 691-3036
                           Attention: Anthony Tillman

If your Claim is disallowed in whole or in part, then by April 11, 2003, the Doman Entities will send you a Notice of Disallowance along with particulars as to how you may dispute the Notice of Disallowance. If you do not receive a Notice of Disallowance by that deadline, then the Doman Entities have accepted your Claim for the purpose of receiving distributions under the Plan of Arrangement to be filed by the Doman Entities in the CCAA proceedings.

                                    SCHEDULE

"CLAIM" means any right or claim of any Person (excluding the claims of Unaffected Creditors as defined in the Claims Process Order), against any one or more of the Doman Entities whatsoever, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities, which indebtedness, liability or obligation is in existence at the Filing Date and which is not a Post-Filing Claim, and any interest that may accrue thereon up to and including the Filing Date where there is an obligation to pay such interest, pursuant to the terms of any contract with such Person, by operation of statute or other law or in equity, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which exist on or before the Filing Date, together with any claims that would have been claims provable in bankruptcy has the Doman Entities become bankrupt on the Filing Date including, without restriction, a claim arising after the Filing Date as a result of the termination of an executory contract or lease by any of the Doman Entities as part of the restructuring of the business of the Doman Entities.

"FILING DATE" means November 7, 2002.

"INITIAL ORDER" means the Order made in respect of the Doman Entities on the Filing Date under the CCAA, as amended, extended or varied from time to time.

"PERSON" includes all of the Doman Entities' current and former shareholders and directors, creditors, customers, retirees, pension plans, suppliers, contractors, lenders, factors, customs brokers, purchasing agents, landlords and lessors (including, without limitation, equipment lessors and lessors of real property and immoveables), sub-landlords, tenants, sub-tenants, licensors and licensees (including software or source code licensors and licensees), issuers of permits or holders of permits, grantors of indefeasible rights of use or holders of indefeasible rights of use, joint venture partners, partners, the federal and provincial Crown, municipalities or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada, the United States or elsewhere and any corporation or other entity owned or controlled by or which is the agent of any of the foregoing, and any other person, firm, corporation or entity wherever situate or domiciled.

"POST-FILING CLAIM" means any right or claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities, with respect to any matter, action, cause or chose in action whether existing at present or commenced in the future, arising from or caused by, directly or indirectly, any action taken by the Doman Entities from and after the Filing Date including a claim arising from and after the Filing Date under an executory contract which has not been terminated or rejected by the Doman Entities prior to the Plan Filing Date, but specifically excluding any right or claim arising after the Filing Date as a result of the termination of an executory contract or lease by any of the Doman Entities pursuant to the Initial Order subsequent to the Filing Date, as part of the restructuring of the business of the Doman Entities.

                                  SCHEDULE "C"

                               NOTICE TO CREDITORS

     IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") AND

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

TAKE NOTICE that by Order of the Supreme Court of British Columbia dated February 21, 2003, the Doman Entities have been directed to solicit claims from all Creditors of the Doman Entities (other than certain Secured Creditors) for the purpose of determining which Creditors will be entitled to vote on and participate in the Plan of Arrangement to be filed by the Doman Entities in the proceedings commenced under the CCAA in Supreme Court of British Columbia Action No. L023489.

In order to participate in any voting or distribution associated with the Plan or the CCAA proceedings, any party having a claim against the Doman Entities or any of them (other than an Unsecured Bondholder) should review the List of Creditors prepared by the Doman Entities. If such party is not named in the List of Creditors, or, if named, wishes to dispute the amount listed as due and owing to that party as at November 7, 2002, such party must deliver to the Doman Entities a Notice of Dispute form (if named in the List of Creditors) and a Proof of Claim form on or before the Claims Bar Date of 5:00 p.m. (Vancouver time) on March 31, 2003.

A Proof of Claim form and List of Creditors may be obtained by sending a written request to:

                                    KPMG Inc.
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 691-3036
                           Attention: Anthony Tillman

IF A CREDITOR NAMED IN THE LIST OF CREDITORS, OTHER THAN AN UNSECURED BONDHOLDER, FAILS TO FILE A NOTICE OF DISPUTE AND PROOF OF CLAIM, OR IF NOT NAMED IN THE LIST OF CREDITORS, FAILS TO FILE A PROOF OF CLAIM ON OR BEFORE THE CLAIMS BAR DATE OF MARCH 31, 2003, THEY (IF NAMED IN

THE LIST OF CREDITORS) ARE DEEMED TO HAVE ACCEPTED THE DOMAN ENTITIES' CLAIM AMOUNT AS THE AMOUNT DUE AND OWING TO THEM AS AT NOVEMBER 7, 2002, AND (IF NOT NAMED) THEIR CLAIM SHALL BE FOREVER BARRED AND MAY NOT BE ENFORCED AGAINST THE DOMAN ENTITIES, UNLESS OTHERWISE ORDERED BY THE SUPREME COURT OF BRITISH COLUMBIA.

  IF THERE ARE QUESTIONS REGARDING THE CLAIMS PROCESS, A REPRESENTATIVE OF THE
          MONITOR CAN BE CONTACTED TO DISCUSS SAME AT (604) 691-3422.

                                  SCHEDULE "D"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

                      (COLLECTIVELY, THE "DOMAN ENTITIES")

                                  CREDITOR LIST

Please review the attached List of Creditors in order to verify the following:

1. The amount listed as due and owing to you is in fact the amount owed as at November 7, 2002; and

2.    Your legal entity name.

      IF YOU ARE IN DISAGREEMENT WITH ANY OF THE INFORMATION INCLUDED IN THE LIST OF CREDITORS, YOU MUST, ON OR BEFORE THE CLAIMS BAR DATE OF MARCH 31, 2003, DELIVER TO THE DOMAN ENTITIES (WITH A COPY TO THE MONITOR), A NOTICE OF SUCH OBJECTION IN THE FORM ATTACHED (A "NOTICE OF DISPUTE") AND A COMPLETED PROOF OF CLAIM.

      IN ADDITION, AND UNLESS YOUR NOTICE OF DISPUTE IS ACCEPTED OR RESOLVED BY AGREEMENT WITH THE DOMAN ENTITIES, THEN ON OR BEFORE APRIL 18, 2003, YOU MUST FILE AND SERVE ON LEGAL COUNSEL FOR THE DOMAN ENTITIES, A NOTICE OF MOTION SEEKING TO DETERMINE THE VALIDITY OF YOUR CLAIM. THE NOTICE OF MOTION SHALL BE RETURNABLE TO THE COURT WITHIN SEVEN (7) DAYS OF THE DATE OF THE SERVICE OF THE NOTICE OF MOTION.

      IF YOU DO NOT FILE A NOTICE OF DISPUTE AND PROOF OF CLAIM ON OR BEFORE THE CLAIMS BAR DATE OF MARCH 31, 2003, YOU ARE DEEMED TO HAVE ACCEPTED THE AMOUNT SET FORTH IN THIS CREDITOR LIST AS THE AMOUNT DUE AND OWING TO YOU AS AT NOVEMBER 7, 2002 FOR PURPOSES OF CALCULATING YOUR PROVEN CLAIM FOR VOTING AND DISTRIBUTION PURPOSES IN ANY PLAN OF RESTRUCTURING SUBSEQUENTLY FILED IN THE DOMAN ENTITIES' CCAA PROCEEDINGS, AND YOU SHALL BE FOREVER BARRED FROM ASSERTING ANY OTHER CLAIM AGAINST THE DOMAN ENTITIES FOR AMOUNTS DUE AND OWING TO YOU FOR THE PERIOD TO AND INCLUDING NOVEMBER 7, 2002 AND ANY OTHER CLAIM MAY NOT BE ENFORCED AGAINST THE DOMAN ENTITIES, UNLESS OTHERWISE ORDERED BY THE COURT.

NAME                                              CURRENCY          DOMAN GROUP

A.J. FORSYTH & CO. LTD.                             Cdn$          $  156,598.32
ACKLANDS - GRAINGER INC.                            Cdn$          $   74,495.16
ADAMS & PHELPS REPORTING                            Cdn$          $   12,031.62
AEROSMITH ENVIRONMENTAL SERVICES                    Cdn$          $   13,071.23
AGRIUM INC.                                         Cdn$          $  330,047.48
AIR LIQUIDE CANADA INC.                             Cdn$          $   26,562.23
AIR PRODUCTS CANADA LTD.                            Cdn$          $   37,719.06
Arex Systems Limited                                Cdn$          $    4,552.76
ALEXANDER, HOLBURN, BEAUDIN & LANG                  Cdn$          $    2,002.10
ALL POWERLINE CONSTRUCTION                          Cdn$          $   15,900.20
Allied Blower & Sheet Metal                         Cdn$          $   12,557.60
ALSCO UNIFORM & LINEN SERVICES                      Cdn$          $   19,433.77
ALSTOM CANADA INC., POWER                           Cdn$          $    6,716.67
ANIXTER CANADA INC.                                 Cdn$          $   22,388.74
Aon Reed Stenhouse                                  Cdn$          $   38,403.04
Aon Reed Stenhouse                                   US$          $   44,449.00
ARBUTUS RIDGE GOLF & COUNTRY                        Cdn$          $   12,013.98
ASSOCIATED ENGINEERING (B.C.) LTD.                  Cdn$          $   12,037.50
ATLAS COPCO COMPRESSORS CANADA                      Cdn$          $   14,004.64
ATOFINA CANADA LTD                                  Cdn$          $   39,137.76
ATOFINA CHEMICALS, INC.                             Cdn$          $  202,318.33
Attica Equipment Limited                            Cdn$          $    1,835.79
AUSTIN AND DENHOLM INDUSTRIAL SALES INC.            Cdn$          $   18,594.46
B & H TIRE LTD.                                     Cdn$          $   19,854.94
BC BEARING ENGINEERS LIMITED                        Cdn$          $   93,508.35
BC HYBRO & POWER AUTHORITY                          Cdn$          $1,256,686.04
B.D. Baillie & Associates                           Cdn$          $    5,496.59
BALLARD PETROLEUM                                   Cdn$          $      829.02
BARTLE & GIBSON CO. LTD.                            Cdn$          $      306.09
BEAVER ELECTRICAL MACHINERY LTD.                    Cdn$          $   11,626.90
BERARDINO & HARRIS                                  Cdn$          $   20,524.86
Best Hydraulics Ltd.                                Cdn$          $   13,249.03
BLACK CAT REPAIRS LTD.                              Cdn$          $    3,490.02
BMO Nesbitt Burns                                   Cdn$          $  535,190.55
Boom Chain Transportation                           Cdn$          $   41,644.04
BRANT TRACTOR                                       Cdn$          $   35,146.92
Budget Steel Ltd.                                   Cdn$          $    1,730.45
BUILDERS WAREHOUSE                                  Cdn$          $   24,888.85
C & C Lath Mill Ltd.                                Cdn$          $  138,436.62
C & R Saw Repair Ltd.                               Cdn$          $    3,351.24
C.D.& M.'S Towing Ltd.                              Cdn$          $   13,388.37
C.R. ALL TRUCKS LTD.                                Cdn$          $   58,062.00
Cal Saw Canada                                      Cdn$          $   28,276.34
CAM CHAIN CO LTD                                    Cdn$          $   31,297.39
Canadian Corps of Commissionars                     Cdn$          $   32,687.95
CANADIAN INDUSTRIAL MILL SERVICES LTD.              Cdn$          $  158,162.00
CANADIAN MILL SERVICES ASSOC.                       Cdn$          $    4,371.56
CANADIAN NATIONAL RAILWAYS                          Cdn$          $  228,938.49
CANADIAN NATIONAL RAILWAYS                           US$          $  473,298.00
CANADIAN PULP CHIP                                  Cdn$          $   61,918.76
CANADIAN STANDARDS ASSOCIATION                      Cdn$          $    1,112.80
CANPORT INDUSTRIES LTD.                             Cdn$          $   41,453.62
CANSPEC GROUP INC.                                  Cdn$          $   16,351.00
CANWEST TRADING LTD.                                Cdn$          $   54,387.41
Carbide Tool Works Ltd.                             Cdn$          $   15,824.74
CATHERWOOD TOWING LTD.                              Cdn$          $   49,690.53
CENTRA GAS B.C. INC                                 Cdn$          $  125,092.94
Centurion Lumber Ltd.                               Cdn$          $   32,529.28
CHEMAINUS FOREST PRODUCTS                           Cdn$          $   18,547.12
CHEMICAL LIME COMPANY OF CANADA INC.                Cdn$          $   86,811.77

NAME                                              CURRENCY          DOMAN GROUP

Chemex Forest Products Ltd                          Cdn$          $    4,510.87
CHEVRON CANADA LIMITED                              Cdn$          $  175,900.89
CLARK & PATTISON                                    Cdn$          $   94,518.45
CLOVERDALE PAINT                                    Cdn$          $  108,635.07
COAST FOREST & LUMBER ASSOC.                        Cdn$          $   56,672.68
Coast Industrial Machinery                          Cdn$          $    1,019.98
COAST TRACTOR & EQUIPMENT LIMITED                   Cdn$          $   19,614.52
COASTAL DRILL & COMPRESSOR LTD                      Cdn$          $   15,476.76
Coe Newnes/McGehee OLC                              Cdn$          $   26,925.86
Columbia Machine Works                              Cdn$          $   20,590.53
COMOX VALLEY DISTRIBUTION                           Cdn$          $   58,729.56
COMPASS GROUP CANADA (BEAVER) LTD.                  Cdn$          $   35,147.51
COMPASS NAVIGATION LTD.                             Cdn$          $   14,134.17
CONTROL INSTRUMENTS CORPORATION                      US$          $    1,206.84
COWICHAN HYDRAULICS LTD.                            Cdn$          $   25,577.54
CROWE, MICHEAL                                      Cdn$          $        1.00
CSX TRANSPORTATION                                   US$          $   12,998.73
Cut Technologies Inc.                               Cdn$          $   19,994.56
CYTEC CANADA INC.                                   Cdn$          $   59,538.22
C.G. Schlitz Construction                           Cdn$          $   38,855.69
D.H. TIMBER TOWING & SALVAGE LTD.                   Cdn$          $    2,233.71
DAVE LANDON MOTORS LTD.                             Cdn$          $    3,256.90
DETROIT DIESEL-ALLISON                              Cdn$          $   28,463.85
DIAMOND IMPROVEMENT DISTRICt                        Cdn$          $    5,241.39
DINERS CLUB/ENROUTE                                 Cdn$          $   11,845.36
DOW CHEMICAL CANADA INC.                            Cdn$          $  424,986.03
DOWNIE TIMBER LTD.                                  Cdn$          $   22,389.76
DUMONT, WILLIAM                                     Cdn$          $        1.00
DUNCAN ELECTRIC MOTOR LTD.                          Cdn$          $   44,176.36
Duncan Iron Works (1990)                            Cdn$          $   33,950.86
E & B HELICOPTERS LTD.                              Cdn$          $   17,520.72
E.B. Horsman & Sons Ltd.                            Cdn$         .$   15,186.20
Edgar, Ernest                                       Cdn$          $    1,350.00
Eller & Company, Inc.                                US$          $   76,772.96
ELLIOTT TURBOMACHINERY CANADA INC.                  Cdn$          $   22,836.21
EVEREADY INDUSTRIAL SERVICES                                      $    6,509.35
EXPORT DEVELOPMENT CANADA                            US$          $   10,160.32
Export Development Canada                           Cdn$          $   21,869.97
FALCON CABLE LTD.                                   Cdn$          $   23,152.04
FALCON EQUIPMENT LTD.                               Cdn$          $   12,097.52
FARRIS, VAUGHAN, WILLS & MURPHY                     Cdn$          $   14,444.03
FINNING INTERNATIONAL INC                           Cdn$          $  119,151.48
FISHER SCIENTIFIC CO LIMITED                        Cdn$          $   10,219.60
Forest Electrical (1981)                            Cdn$          $   14,163.45
FOREST INDUSTRIAL RELATIONS LTD.                    Cdn$          $   24,977.76
FOREST PRODUCTS ASSOCIATION OF CANADA               Cdn$          $   23,573.65
FOUNTAIN TIRE                                       Cdn$          $   44,030.89
FRASER RIVER PILE & DREDGE LTD.                     Cdn$          $  122,932.81
FRAZER ISLAND TOWING                                Cdn$          $   19,446.76
FTL Frate-Line Transport                             US$          $   26,865.00
FURNEY DISTRIBUTING LTD                             Cdn$          $   57,547.07
G & R CEDAR LTD.                                    Cdn$          $   18,890.85
Gaglardi Laser Services                             Cdn$          S    3,326.13
GERRARD-OVALSTRAPPING LTD                            US$          $      594.71
GERRARD-OVALSTRAPPING LTD                           Cdn$          $  115,156.74
GESCAN ELECTRICAL DISTRIBUTORS                      Cdn$          $      528.80
GISBORNE GROUP                                      Cdn$          $      383.92
GOLD PRINTING SYSTEMS BC LTD.                       Cdn$          $    9,861.89
GOLD RIVER AUTO PARTS PLUS LTD                      Cdn$          $   54,335.05
GOLDER ASSOCIATES LTD.                              Cdn$          $   13,798.48
GOLDWOOD INDUSTRIES                                 Cdn$          $   28,207.60
Grand & Toy Limited                                 Cdn$          $   32,170.87

NAME                                              CURRENCY          DOMAN GROUP

GREEN, ERIC                                         Cdn$          $        1.00
GRIFFITH RUBBER MILLS                                US$          $   26,309.05
GRMS HOLDINGS LTD                                   Cdn$          $      527.86
Grover Communications Ltd                           Cdn$          $    1,058.22
Guillevin International Inc                         Cdn$          $  184,906.29
H. BRADBURY & SONS LTD.                              US$          $    1,475.00
Harbour Sort Ltd.                                   Cdn$          $    7,042.67
HARDY WIRE ROPE & RIGGING LTD.                      Cdn$          $   25,217.97
HARRIS & COMPANY                                    Cdn$          $  126,905.29
HATFIELD CONSULTANTS                                Cdn$          $   15,321.49
HEIDEMA ENGINEERING LTD.                            Cdn$          $    2,544.46
HERCULES CANADA INC.                                Cdn$          $   29,062.47
HODDER TUGBOAT CO LTD                               Cdn$          $   39,966.27
HONEYWELL LIMITED                                   Cdn$          $   22,009.01
HOWE SOUND PULP AND PAPER LTD.                      Cdn$          $   39,967.98
HUB CITY PAVING                                     Cdn$          $      830.52
Hub Towing Ltd.                                     Cdn$          $   32,061.98
HYATT INTERNATIONAL                                 Cdn$          $   41,774.94
HYNDMAN TRANSPORT (1972) LIMITED                    Cdn$          $   17,415.00
IGI RESOURCES                                       Cdn$          $  699,454.42
IMPERIAL OIL                                        Cdn$          $   38,096.39
INDEPENDENT DIESEL SALES LTD                        Cdn$          $   47,878.77
INDEPENDENT TESTING LTD                             Cdn$          $   27,198.27
INDUSTRIAL EQUIPMENT CO LTD                         Cdn$          $   77,508.72
INLAND KENWORTH                                     Cdn$          $   53,405.30
INTERIOR REFORESTATION CO. LTD.                     Cdn$          $      450.00
INTERPRO TECHNICAL SERVICES LIMITED                 Cdn$          $   17,803.07
INTER-WRAP INDUSTRIES INC.                          Cdn$          $   16,889.11
Iwin Installations Ltd.                             Cdn$          $  219,347.24
Island Belting Ltd.                                 Cdn$          $   46,132.89
ISLAND TRACTOR & SUPPLY LTD.                        Cdn$          $    1,086.61
IVERSON FOREST MANAGEMENT                           Cdn$          $    7,357.89
IWA CANADA                                          Cdn$          $   34,478.69
J.E. ANDERSON & ASSOSCIATES                         Cdn$          $    2,391.08
JANITORS' WAREHOUSE                                 Cdn$          $    1,024.89
JANITORS' WAREHOUSE                                 Cdn$          $    6,540.40
Janitors' Warehouse (Nana                           Cdn$          $    1,629.06
Janitors' Warehouse (Vanc                           Cdn$          $      879.81
JAYMACK CONSULTING                                  Cdn$          $   14,344.55
John J. Orr & Son Inc.                               US$          $    1,166.79
Jones & Jones, L.L.C.                                US$          $   10,539.24
JONES MARINE SERVICES LTD                           Cdn$          $  296,124.88
KALTIRE                                             Cdn$          $  131,076.02
KAMAN INDUSTRIAL TECHNOLOGIES LTD.                  Cdn$          $   76,367.18
K J Contracting Ltd.                                Cdn$          $   15,942.47
KMC LIMITED PARTNERSHIP                             Cdn$          $   20,190.91
KOGAKU SERVICES                                     Cdn$          $      695.50
Kolk Machine Shop Inc.                              Cdn$          $   19,258.87
KONE INC.                                           Cdn$          $  $ 4,998.14
KOPLIK & SONS, INC., Perry H.                        US$          $        1.00
KPMG                                                Cdn$          $  213,812.75
LL KREMSATER                                        Cdn$          $    2,247.00
LANFRANCO & ASSOCIATES INC., A.                     Cdn$          $   16,906.00
LAWSON LUNDELL LAWSON & MCINTOCH                    Cdn$          5   14,228.41
LEAVITT MACHINERY                                   Cdn$          $   39,716.90
Leslie Forest Products Ltd.                         Cdn$          $   31,055.68
LEWKOWICH GEOTECHNICAL ENGINEERING                 LiiCdn$        $    2,112.93
LOCKERBIE & HOLE INDUSTRIAL INC.                    Cdn$          $   10,412.84
LUZENAC AMERICA, INC.                                US$          $   33,830.60
MAC SALES & SERVICE                                 Cdn$          $    2,782.20
MADILL EQUIPMENT CANADA                             Cdn$          $   78,356.10
MAERSK CANADA INC.                                   US$          $    5,910.00

NAME                                              CURRENCY          DOMAN GROUP

Mahara Electric Ltd.                                Cdn$          $      678.38
MAIBACH IND. LTD.                                   Cdn$          $   62,730.89
Mariner Towing Ltd.                                 Cdn$          $   38,648.40
MARMON/KEYSTONE CANADA INC.                         Cdn$          $   16,205.85
MARPOLE TRANSPORT LTD.                              Cdn$          $  341,786.80
MARPOLE TRANSPORT LTD.                               US$          $      425.00
MATTHEWS MARINE LTD                                 Cdn$          $   36,245.51
MAYNE LOGISTICS LOOMIS                              Cdn$          $   28,386.69
MCNEILL GROUP CONSULTANTS                           Cdn$          $      992.43
METAL TECH INDUSTRIES LTD                           Cdn$          $   31,823.80
MICRON MACHINE WORKS LTD.                           Cdn$          $   24,165.74
MID ISLAND EXPRESS                                  Cdn$          $      342.75
MILLTEC PRODUCTS INC.                               Cdn$          $   10,631.52
MOH CREEK LOGGING LTD.                              Cdn$          $    2,470.13
MOUNTAIN MANUFACTURING LTD.                         Cdn$          $   10,807.00
MUELLER FLOW CONTROL                                Cdn$          $   20,176.85
NAPA AUTO PARTS                                     Cdn$          $      244.33
NATIONAL SILICATES                                  Cdn$          $   21,596.53
Neiser Sales, Service & Rentals                     Cdn$          $      741.50
NEWALTA CORPORATION                                 Cdn$          $   14,708.61
NEXT ENVIRONMENTAL INC.                             Cdn$          $    2,106.67
NOOTKA SOUND ECONOMIC                               Cdn$          $   21,583.78
NORPAC CONTROLS LIMITED                             Cdn$          $   22,554.36
NORTH ARM TRANSPORTATION                            Cdn$          $  106,619.69
NORTH FRASER PORT AUTHORITY                         Cdn$          $    5,663.31
NORTH ISLAND PACIFIC PARTS & SALES                  Cdn$          $   55,785.14
Northern Plastics Ltd.                              Cdn$          $   13,998.59
Northwest Wire Rope Limited                         Cdn$          $   29,296.98
NOVA PACIFIC ENVIRONMENTAL                          Cdn$          $    3,016.06
OCEAN BLUE CEDAR PRODUCTS LTD.                      Cdn$          $   29,339.37
OCEAN CONSTRUCTION SUPPLIES                         Cdn$          $    2,589.53
ONO TRADING CO. CANADA LTD.                         Cdn$          $   35,092.66
ORICA CANADA INC.                                   Cdn$          $  126,495.95
ORM RESOURCES CANADA LTD.                           Cdn$          $  132,070.81
OWEN & COMPANY                                      Cdn$          $      693.40
Pacific Aero Tech Inc.                              Cdn$          $   27,357.22
PACIFIC COAST CEDAR PRODUCTS LTD.                   Cdn$          $   17,538.48
PACIFIC COASTAL AIRLINES                            Cdn$          $      738.30
PACIFIC FALLING CONTRACTORS LTD.                    Cdn$          $   17,272.34
PACIFIC HOE CANADA LTD.                             Cdn$          $  107,966.36
PACIFIC LUMBER REMANUFACTURING                      Cdn$          $   22,091.76
Pacific Mill Installation                           Cdn$          $   56,176.61
PACIFIC TOWING SERVICES                             Cdn$          $   29,067.73
Petro Canada                                        Cdn$          $  281,346.18
PITNEY BOWES OF CANADA LTD                          Cdn$          $      902.82
POPE & TALBOT LTD.                                  Cdn$          $   55,426.00
PORT HARDY AUTO PARTS LTD                           Cdn$          $   23,243.41
Port of Olympia                                      US$          $      750.66
Porter Towing Ltd.                                  Cdn$          $      749.01
Postle Owen Industrial Supply                       Cdn$          $   13,466.09
POWER CHEMICALS LTD.                                Cdn$          $   16,252.46
PRAXAIR CANADA                                      Cdn$          $   46,148.32
PRINT N' RUN COPY CENTER                            Cdn$          $       44.66
Pro Mac Manufacturing                               Cdn$          $   87,693.08
PROGRESSIVE DIESEL                                  Cdn$          $   67,279.12
Progressive Mill Supplies                           Cdn$          $   13,120.88
PUGET SOUND TRUCK LINES INC.                         US$          $   26,025.09
QUALITY MANAGEMENT INSTITUTE                        Cdn$          $   27,433.94
QUANTUM HELICOPTER                                  Cdn$          $   16,308.78
QUATSINO BAND COUNCIL                               Cdn$          $    3,852.00
R.S. Automotive Limited                             Cdn$          $   21,552.07
RAESIDE EQUIPMENT LTD.                              Cdn$          $   12,533.82

NAME                                              CURRENCY          DOMAN GROUP

RASMUSSEN WIRE ROPE & RIGGING                        US$          $  103,869.68
RAY BOYD LOGGING                                    Cdn$          $   19,946.23
RIVTOW MARINE INC.                                  Cdn$          $  704,517.45
ROBINSON RENTALS & SALES                            Cdn$          $   29,076.50
Rural Repairs & Welding                             Cdn$          $   21,216.68
S & W FOREST PRODUCTS LTD.                          Cdn$          $   19,190.99
SAFETY-KLEEN CANADA INC.                            Cdn$          $    6,185.86
Saltair Marine Services                             Cdn$          $   53,178.64
Samual-Acme Strapping Sys                           Cdn$          $   51,403.56
SANGRA, MOLLER                                      Cdn$          $    5,654.58
Schaffers Equipment Repair                          Cdn$          $   31,945.37
SCHEIDER CANADA                                                   $    1,605.00
Seaspan International Limited                       Cdn$          $1,647,873.08
SHADFORTH LOG SCALING LTD.                          Cdn$          $    1,221.40
Sharcott Towing Ltd.                                Cdn$          $   81,040.11
SHELL CANADA PRODUCTS LIMITED                       Cdn$          $   86,629.29
Shore Line Blower & Sheet                           Cdn$          $   14,342.53
SLIVER CREEK PREMIUM PRODUCTS LTD.                  Cdn$          $   34,766.23
Skeans Engineering & Machinery                      Cdn$          $   21,264.23
SKS Engineering                                     Cdn$          $   43,909.46
SMITH-CAMERON INDUSTRIAL INC.                       Cdn$          $   11,660.70
SNAP ON TOOL                                        Cdn$          $    1,525.16
SOLTEK POWERSOURCE                                  Cdn$          $      977.98
SOOKE DISPOSAL LTD.                                 Cdn$          $      711.55
SOTO INDUSTRIES                                      US$          $    7,626.24
SOURCE I TRANSPORT LTD.                             Cdn$          $   38,821.72
SOURCES ARCHAEOLOGICAL                              Cdn$          $    6,603.89
SQUAMISH FREIGHTWAYS LIMITED                        Cdn$          $    2,430.00
SQUAMISH MARINE SERVICES LTD.                       Cdn$          $   14,714.11
SQUAMISH TUGBOAT CO (1972) LTD.                     Cdn$          $   25,198.98
STERLING CANADA INC.                                 US$          $   12,153.47
STERLING PULP CHEMICALS LTD.                        Cdn$          $  516,947.74
STEVE MARSHALL MOTORS LTD.                          Cdn$          $   17,518.42
SULZER PROCESS PUMPS (CANADA) INC.                  Cdn$          $   12,404.51
SUNRISE ENGINEERING & MANUFACTURING INC             Cdn$          $   17,695.66
SUPERIOR PROPANE INC.                               Cdn$          $   21,002.14
SURREY WIRE ROPE                                    Cdn$          $   31,854.22
SYN-TEX CONVERTORS LTD.                             Cdn$          $    3,891.20
Talon Helicopters Limited                           Cdn$          $   40,643.86
TEAL CEDAR PRODUCTS (1977) LTD.                     Cdn$          $   36,834.76
TECK COMINCO METALS LTD.                            Cdn$          $  159,451.50
TELESAT CANADA                                      Cdn$          $    2,829.08
TELUS                                               Cdn$          $   77,638.15
TEMEC ENGINEERING LTD.                              Cdn$          $    3,869.39
TFL Forest Ltd.                                     Cdn$          $   59,721.73
THE M&P LAB                                          US$          $    1,350.00
THOMSON GROUP, A.R.                                 Cdn$          $   21,653.83
THURBER ENGINEERING LTD.                            Cdn$          $   29,661.35
Tilbury Laminates Ltd.                              Cdn$          $   27,425.41
TIMBER WEST FOREST LIMITED                          Cdn$          $    6,654.02
TMAR INDUSTRIES LTD                                 Cdn$          $  101,473.04
TMAR INDUSTRIES LTD.                                Cdn$          $    1,284.00
TMR ENTERPRISES                                     Cdn$          $   46,279.85
Trans-Isle Frtwys Inc.                              Cdn$          $  372,909.84
Tri-Line Freight Systems                             US$          $   14,750.00
TRIMAC TRANSPORTATION SYSTEM                        Cdn$          $   32,388.48
Tri-Plex Coatings Ltd.                              Cdn$          $   29,425.00
TURBLEX INC.                                        Cdn$          $   16,267.21
UAP/NAPA INC                                        Cdn$          $    8,375.37
UNIQUE SALES                                        Cdn$          $   21,808.61
UNIVAR CANADA LTD.                                  Cdn$          $   92,627.44
UNIVAR CANADA LTD.                                   US$          $  101,360.44

NAME                                              CURRENCY          DOMAN GROUP

USNR-KOCKUMS-CANCAR COMPANY                         Cdn$          $   14,182.48
VALLEY PULP & SAWDUST CARRIERS LTD.                 Cdn$          $   20,210.64
Van Isle Fire Protection                            Cdn$          $   12,230.69
VANCOUVER ISLAND HELICOPTERS LTD                    Cdn$          $   55,287.45
VANCOUVER, CITY OF                                  Cdn$          $   12,942.65
VECO ENGINEERING LTD.                               Cdn$          $   23,688.63
VOITH PAPER SERVICE WEST INC                         US$          $   16,770.00
VULCAN PERFORMANCE CHEMICALS LTD.                   Cdn$          $  109,762.32
WAJAX INDUSTRIES LIMITED                            Cdn$          $      408.54
WEBER MARKING SYSTEMS (CANADA) LTD                  Cdn$          $   19,931.62
WELDCO CANADA                                       Cdn$          $    4,414.73
WESCO DISTRIBUTION-CANADA INC                       Cdn$          $   40,921.22
WEST COAST HELICOPTERS                              Cdn$          $   27,342.02
WEST ISLAND TOWING LTD.                             Cdn$          $   15,504.30
Westburne Electric Supply                           Cdn$          $   49,300.09
WESTERN BELTING & HOSE LTD                          Cdn$          $   47,204.34
WESTERN CANADA MARINE                               Cdn$          $      249.32
WESTERN EQUIPMENT LTD                               Cdn$          $   14,805.84
WESTREK GEOTECHNICAL. CONSULTING                    Cdn$          $    1,748.05
Weyerhauser Company Limited                         Cdn$          $    5,201.94
WILEY REIN & FIELDING LLP                           Cdn$          $  123,325.23
WILSON PRINTING & THERMOGRAPHY                      Cdn$          $   12,835.36
Wire Rope Industries Ltd.                           Cdn$          $  227,695.29
WISMER & RAWLINGS ELECTRIC LTD                      Cdn$          $   44,801.55
WOLFF MARINE                                        Cdn$          $    1,518.20
XEROX CANADA LTD.                                   Cdn$          $   17,696.55
ZIMMERMAN FOREST PRODUCTS                           Cdn$          $   18,716.53

                                  SCHEDULE "E"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
       DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS
    LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER
                   SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                                NOTICE OF DISPUTE

TO:

[ ]       Doman Industries Limited

[ ]       Alpine Projects Limited

[ ]       Diamond Lumber Sales Limited

[ ]       Doman Forest Products Limited

[ ]       Doman's Freightways Ltd.

[ ]       Doman's Holdings Limited

[ ]       Doman Investments Limited

[ ]       Doman Log Supply Ltd.

[ ]       Doman - Western Lumber Ltd.

[ ]       Eacom Timber Sales Ltd.

[ ]       Western Forest Products Limited

[ ]       Western Pulp Inc.

[ ]       Western Pulp Limited Partnership

[ ]       Quatsino Navigation Company Limited

We give you notice of our intention to dispute the amount listed in List of Creditors issued by the Doman Entities.

      a.    NAME OF CREDITOR:    ________________________________

      b.    REASONS FOR DISPUTE

(attach completed Proof of Claim with full supporting documentation)

_________________________________________________     __________________________
(Signature of Individual completing this Dispute)     Date

_________________________________________________
(Please print name)

Telephone Number: ______________________________________________________________

Fax Number: ____________________________________________________________________

Full Mailing Address: __________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

THIS FORM IS TO BE RETURNED BY COURIER OR FAX TO ALL OF THE FOLLOWING:

KPMG Inc.
PO Box 10426 Pacific Centre
777 Dunsmuir Street
Vancouver, BC  V7Y 1K3

Attention: Mr. Anthony Tillman

Fax:   604 691 3036

- AND -

COUNSEL for:

DOMAN INDUSTRIES LIMITED
ALPINE PROJECTS LIMITED
DIAMOND LUMBER SALES LIMITED
DOMAN FOREST PRODUCTS LIMITED
DOMAN'S FREIGHTWAYS LTD.
DOMAN HOLDINGS LIMITED
DOMAN INVESTMENTS LIMITED
DOMAN LOG SUPPLY LTD.
DOMAN - WESTERN LUMBER LTD.
EACOM TIMBER SALES LTD.
WESTERN FOREST PRODUCTS LIMITED
WESTERN PULP INC.
WESTERN PULP LIMITED PARTNERSHIP
QUATSINO NAVIGATION COMPANY LIMITED

c/o  Fasken Martineau DuMoulin LLP
Barristers and Solicitors
2100 - 1075 West Georgia Street
Vancouver  BC  V6E 3G2
Attention:  Ms. Alison Z.A. Campbell

Telephone:  604 631 4852

Fax:  604 632 4852

                                  SCHEDULE "F"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
       DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS
    LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER
                   SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                             NOTICE OF DISALLOWANCE

Name of Creditor:     ______________________________________________

Pursuant to the Claims Procedure, the Petitioners give you notice that your Proof of Claim dated ___________________________ has been reviewed and the Petitioners have revised or rejected your Claim for the following reasons:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Subject to further dispute by you in accordance with the provisions of the Proof of Claim, your claim will be allowed as follows:

                                           CLAIM PER                                ALLOWED AS REVISED FOR
                                         PROOF OF CLAIM                          VOTING            DISTRIBUTION
SECURED:

Doman Industries Limited                 $____________                       $____________        $____________

Alpine Projects Limited                  $____________                       $____________        $____________

Diamond Lumber Sales Limited             $____________                       $____________        $____________

Doman Forest Products Limited            $____________                       $____________        $____________

Doman's Freightways Ltd.                 $____________                       $____________        $____________

Doman Holdings Limited                   $____________                       $____________        $____________

Doman Investments Limited                $____________                       $____________        $____________

Doman Log Supply Ltd.                    $____________                       $____________        $____________

Doman-Western Lumber Ltd.                $____________                       $____________        $____________

Eacom Timber Sales Ltd.                  $____________                       $____________        $____________

Western Forest Products Limited          $____________                       $____________        $____________

Western Pulp Inc.                        $____________                       $____________        $____________

Western Pulp Limited Partnership         $____________                       $____________        $____________

Quatsino Navigation Company Limited      $____________                       $____________        $____________

 DATED at Vancouver, British Columbia, Canada this _____ day of _________, 2003.

 Doman Entities

 Per: __________________________________________

 Encl.

                                                                     No. L023489
                                                              Vancouver Registry



                         IN THE SUPREME COURT OF BRITISH
                                    COLUMBIA

                         IN THE MATTER OF THE COMPANIES'
                            CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C., 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                        IN THE MATTER OF DOMAN INDUSTRIES
                       LIMITED, ALPINE PROJECTS LIMITED,
                      DIAMOND LUMBER SALES LIMITED, DOMAN
                        FOREST PRODUCTS LIMITED, DOMAN'S
                        FREIGHTWAYS LTD., DOMAN HOLDINGS
                       LIMITED, DOMAN INVESTMENTS LIMITED,
                         DOMAN LOG SUPPLY LTD., DOMAN -
                       WESTERN LUMBER LTD., EACOM TIMBER
                       SALES LTD., WESTERN FOREST PRODUCTS
                    LIMITED, WESTERN PULP INC., WESTERN PULP
                        LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

            --------------------------------------------------------

                                      ORDER

            --------------------------------------------------------


                          FASKEN MARTINEAU DuMOULIN LLP
                             Barristers & Solicitors
                         2100 - 1075 West Georgia Street
                            Vancouver, B.C., V6E 3G2
                                  604 631 3131
                         Counsel: Michael A. Fitch, Q.C.
                               Matter No: DOM00079

                                   SCHEDULE VI
                          REVISED CLAIMS PROCESS ORDER

                                 (SEE ATTACHED)

SUPREME COURT OF BRITISH COLUMBIA
SEAL
VANCOUVER REGISTRY                                                   No. L023489
APRIL 7, 2004                                                 VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                          REVISED CLAIMS PROCESS ORDER

         BEFORE THE HONOURABLE     )       TUESDAY THE 6TH
                                   )
         MR. JUSTICE TYSOE         )       DAY OF APRIL, 2004

THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on April 5, 2004 and continuing on this day; AND UPON reading the affidavit of J. Peter Gordon (the "Gordon Affidavit") sworn April 1, 2004, affidavits #20 and #21 of Phil Hosier sworn April 1 and 2, 2004, respectively, and all other pleadings and materials filed herein; AND UPON hearing Michael A. Fitch, Q.C., and Robert A. Millar, counsel for the Petitioners and Tony Friend and

Kevin Zych, counsel for the Applicant Bondholders (as defined in the Gordon Affidavit) and in the presence of those counsel listed in Schedule "A" attached hereto; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA") and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS AND DECLARES THAT:

EXTENSION OF STAY OF PROCEEDINGS

1. The stay of proceedings provided for in paragraph 24 of the Confirmation Order pronounced on December 6, 2002 and subsequently extended by subsequent Orders of this Court is further extended to 11:59 p.m. (Vancouver time) on June 11, 2004.

PLAN OF ARRANGEMENT

2. The Petitioners are hereby authorized to jointly file a restructuring plan with the Court on or before April 30, 2004 (the "Plan") and to file a Management information circular in connection therewith on or before May 4, 2004, provided that approval of the Plan itself is deferred pending further Court application, and to present the Plan to their Affected Creditors for their consideration on the terms of an Order to be obtained at a hearing returnable on April 30, 2004. All capitalized terms used in this Revised Claims Process Order shall, unless otherwise noted, henceforth have the meanings attributed to them in the plan attached to the Gordon Affidavit.

CREDITOR MEETING

3. The Petitioners are authorized and directed to hold a meeting (the "Meeting") of their Affected Creditors for the purpose of seeking the approval of the Plan on June 7, 2004, at the times and places to be prescribed in the notices of such Meeting or, if adjourned, at such times and places as the Petitioners may determine in consultation with the Monitor. Approval of the proposed forms of notice and other documents related to the Meeting shall be sought at the April 30, 2004 hearing.

SANCTION HEARING

4. If the requisite majorities of the Affected Creditors in number and value vote to approve the Plan, the application (the "Sanction Hearing") for the Sanction Order approving the Plan will be heard on June 11, 2004, at 10:00 a.m. in the forenoon, or such later date as may be subsequently advised by the Petitioners at the Meeting. Notice of the hearing date will be contained in the Meeting Materials to be provided to Affected Creditors and such notice, together with notice served upon each person entering an appearance in these proceedings pursuant to the Rules of Court, will constitute good and sufficient service of notice of such hearing. No notice of any adjournment of the proposed hearing date will be given to any Affected Creditor unless written request for such notice is received by counsel for the Petitioners.

5. Any Person, other than the Petitioners, the Monitor and those on the service list in the CCAA Proceedings, wishing to receive materials and appear at the Sanction Hearing shall serve on the solicitors for the Petitioners, the Monitor, and the parties on the service list and file with the Court an Appearance by no later than 5:00 p.m. (Vancouver time) on the second Business Day after the Meeting. In the event the Sanction Hearing is adjourned, only those Persons who have filed and served an Appearance shall be served with notice of the adjourned date.

FURTHER DOWNSIZING PROCESS

6. The Petitioners are hereby authorized, subject to first obtaining the consent of the Monitor and the Restricted Creditors (as defined in the Term Sheet filed with this Court on February 5, 2004) to any specific actions, to reinstitute the downsizing process contemplated under paragraph 11 of the Confirmation Order pronounced on December 6, 2002 (the "Confirmation Order") and, in view of the reinstitution of such process, and notwithstanding the Claims Bar Date established by this Court under the Order dated February 21, 2003 (the "Claims Process Order"), a new Claims Bar Date of 5:00 p.m.(Vancouver time) on May 25, 2004 (the "New Claims Bar Date") is hereby confirmed on the terms of this Order. Notwithstanding the foregoing:

      (a) nothing herein shall permit the Petitioners to terminate any collective bargaining agreements to which any of the Petitioners are a party;

      (b) nothing herein shall permit the Petitioners to terminate the employment of any employees of the Petitioners other than those employed at, or in connection with, the Port Alice Mill ("Port Alice"); and

      (c) any termination of a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia shall not be effective unless and until approved by the Court at a hearing to be scheduled on or before April 30, 2004 or such other date as the Court may subsequently order.

7. Without restricting the generality of the preceding paragraph of this Order, the Petitioners are hereby authorized and directed to cause the permanent shutdown and closure of the Port Alice, effective as of the May 11, 2004 completion of Port Alice's proposed 37 day production run commencing on April 5, 2004, and all persons having Claims in consequence thereof shall be Affected Creditors (as hereafter defined) for the purposes of the Plan and this Order, provided that the Petitioners are at liberty to apply to this Court to amend this Order as it relates to Port Alice in the event that an acceptable offer to purchase the assets of Port Alice is subsequently identified.

8. Subject to the provisions of the two preceding paragraphs of this Order, the Petitioners, subject to the consent of the Monitor and the Restricted Group, are hereby authorized to repudiate and terminate any contractual obligations and commitments of any nature whatsoever between any of the Petitioners and any other person by providing notice in writing to the applicable party or parties by ordinary mail or telecopy on or prior to May 3, 2004 and all persons who may at any time have Claims of any nature whatsoever against any of the

Petitioners resulting from any such repudiation and termination (including, without limitation, any Claims which may be contingent or conditional upon the passage of time or the giving of notice or the taking of any other action by any person) shall hereby be deemed to be Affected Creditors for the purposes of the Plan and this Order and shall, among other things, be bound by the provisions of this Order and be required to comply with the provisions of this Order in order to participate in any distributions contemplated by the Plan.

AMENDMENT OF PREVIOUS ORDERS

9. Without limiting any of the provisions of this Revised Claims Process Order, the Confirmation Order is hereby amended effective this date as follows but without prejudicing any actions taken by the Petitioners or third parties in reliance upon the terms of the Confirmation Order prior to such amendments:

      (a)   by adding the following at the end of subparagraph 10(a):

            except for payments due on account of severance pay in lieu of notice, accrued vacation pay or related pension contributions owed to any employees whose employment is terminated pursuant to the Revised Claims Process Order pronounced by this Court on April 6, 2004

      (b)   by deleting subparagraph 10(d) in its entirety, and

      (c) by deleting from paragraph 11 the words "(other than a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia)" and adding the following words at the end of paragraph 11: "provided that any termination of a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia shall not be effective unless and until approved by the Court at a hearing to be scheduled on or before April 30, 2004 or such other date as the Court may subsequently order".

10. This Revised Claims Process Order amends and supersedes the Claims Process Order and the claims process approved therein. Without limiting the generality of the foregoing, the definition of "Unaffected Creditors" set out in the Claims Process Order is hereby deleted and replaced with the following:

            For the purposes of this Order, Unaffected Creditors shall have the meaning ascribed to that defined term in the Plan.

For further clarity, Unaffected Creditors will include any Creditor of the Petitioners whose Claim arose subsequent to the Filing Date except for those Claims which arise subsequent to the Filing Date as a result of the repudiation or termination of contractual obligations and commitments pursuant to this Order or the Claims Process Order.

PROOF OF CLAIM PACKAGE

11. As soon as practicable, but not later than May 3, 2004, the Petitioners shall send, in the manner prescribed in this Order, to:

      (a) any entity whose contract with one or more of the Petitioners is terminated as a result of the Petitioners' further downsizing process contemplated in this Order, including the closure of Port Alice;

      (b) current and former employees of the Petitioners whose employment will be, or has been, terminated as a result of the Petitioners' further downsizing process contemplated in this Order, including the closure of Port Alice;

      (c)   Her Majesty the Queen in Right of the Province of British Columbia;

      (d)   Her Majesty the Queen in Right of Canada; and

      (e) any other potential additional Claim holder currently known to the Petitioners, or who becomes known to the Petitioners as a result of the further downsizing process contemplated in, and other rights afforded to the Petitioners by, this Order

(hereafter, collectively, the "Additional Creditors"), the proof of claim form annexed as Schedule "B" (the "Proof of Claim") together with a copy of this Revised Claims Process Order (collectively, the "Proof of Claim Package"), to the address of each Additional Creditor as shown on the records maintained by the Petitioners. In addition, a Notice to Additional Creditors in the form attached as Schedule "C" shall be published in one edition of each of the Vancouver Sun, the National Post, the Globe & Mail, and the Wall Street Journal on or before May 7, 2004.

12. Creditors whose Claims are properly quantified in the Creditors List, as defined in, and prepared in connection with, the Claims Process Order or who filed proofs of claim pursuant to the Claims Process Order are not required to file any further Proofs of Claim pursuant to this Revised Claims Process Order and their claims shall be dealt with pursuant to, and in accordance with, the Claims Process Order and the proofs of claim they previously submitted pursuant to that Order, as amended by this Order.

13. If the Petitioners become aware, prior to the New Claims Bar Date, of any further claims of persons not currently known to be Additional Creditors, the Petitioners shall forthwith distribute copies of the Proof of Claim Package to such persons, but the entitlement of each such person to receive notice is abridged to the date the Proof of Claim Package is distributed to each such person, subject to further order of this Court.

14. The Petitioners may distribute the Proof of Claim Package to Additional Creditors by ordinary mail, personal delivery, telecopy or other electronic means, or any combination thereof, as determined by the Petitioners in their sole discretion. The Petitioners shall also be at liberty to post the Proof of Claim Package on their web page at www.domans.com. Mailing shall be deemed to be effective on the fourth business day following such mailing. Distribution by telecopy or electronic means shall be deemed to be effective as at the date and time that the electronic or telecopy transmission is made from the Petitioners' offices.

15. The delivery of the Proof of Claim Package and publishing of the Notice to Additional Creditors referenced in the preceding paragraphs shall constitute good and sufficient service of such materials.

UNSECURED NOTEHOLDERS

16. For greater certainty, and without limiting the foregoing, the Unsecured Noteholders shall not be required to file or have filed on their behalf any further Proofs of Claim as a result of the provisions of this Order, and their claims shall be as previously proven and accepted under the Claims Process Order.

17. On or before April 12, 2004, the Monitor shall request that the Bank of New York, the Indenture Trustee named under the unsecured note indentures:

      (a) provide to the Petitioners, counsel to the Restricted Group and the Monitor a list (The "Registered Noteholder List") of all Persons who are shown on the books and records of the Indenture Trustee as the legal owners or holders of Unsecured Notes (the "Registered Noteholders") and their respective addresses; and

      (b) obtain from CDS and DTC and provide to the Petitioners, the Monitor and counsel to the Restricted Group, a list (the "Participant Holders List") of all participant holders that hold Unsecured Notes on behalf of the beneficial owners of the Unsecured Notes through CDS or DTC (the "Participant Holders").

18. Upon receipt of the Participant Holders List, and in any event no later than April 30, 2004, the Monitor shall contact each Participant Holder to determine the number of packages of the materials each such Participant Holder requires in order to provide to each of its customers, its principals, or customers of its principals who are Noteholders (the "Unregistered Noteholders") the materials relating to the Meeting.

NEW CLAIMS BAR DATE AND CLAIM DISPUTES

19. In order to participate in any distributions contemplated by the Plan, an Additional Creditor must, on or before the New Claims Bar Date, deliver to the Monitor a duly completed Proof of Claim stating, among other information, the quantum of its Claim (the "Claim") and the Petitioner against which such Claim is held. An Additional Creditor or any other person whatsoever who does not deliver a Proof of Claim prior to the New Claims Bar Date and whose claim has not been established, or is not in the process of being established, pursuant to the Claims Process Order shall not be entitled to attend or vote at any Creditors' meeting and shall be forever barred from participating in or receiving any distribution under any restructuring plan or plans subsequently filed by the Petitioners and its Claims against the Petitioners shall be forever extinguished and barred.

20. The Monitor shall make available to the Petitioners all Proofs of Claim delivered to the Monitor and if, after reviewing a Proof of Claim, the Petitioners decide to disallow all or any portion of an Additional Creditor's Claim, the Petitioners will have until May 31, 2004 to send notification of any such disallowance to the Additional Creditor and to the Monitor in the form attached as Schedule "D" to this Order (a "Notice of Disallowance") by way of facsimile and/or registered mail. The fact that the Petitioners do not dispute a Proof of Claim for voting purposes will not preclude them from doing so for distribution purposes.

21. By no later than May 26, 2004, the Monitor shall provide a copy of all Proofs of Claim and all supporting documentation in respect thereof to counsel for the Restricted Creditors. If the Restricted Creditors object to all or any portion of any Claim for voting and/or distribution purposes, they shall notify the Monitor and the Petitioners of such objection by no later than May 28, 2004. If the Monitor concurs in the objection of the Restricted Creditors with respect to any claim, the Petitioners shall, by no later than May 31, 2004, send a Notice of Disallowance to the creditor by way of facsimile and/or registered mail.

22. Any Additional Creditor, receiving a Notice of Disallowance who wishes to object to the Notice of Disallowance, must, within ten (10) days of the date of delivery of the Notice of Disallowance, deliver to legal counsel for the Petitioners and the Monitor written notice of its objection to the Notice of Disallowance in the form attached as Schedule "E" to this Order (a "Notice of Objection"). In addition, within thirty (30) days of the date of delivery of the Notice of Disallowance, the creditor must file and serve on legal counsel for the Petitioners a Notice of Motion and supporting affidavit material seeking to determine the validity of that portion of the creditor's claim that was disallowed by the Petitioners. The Notice of Motion shall be returnable to the Court within seven (7) days of the date of service of the Notice of Motion.

GENERAL

23. All parties are at liberty to apply to vary any of the dates set forth in this Revised Claims Process Order on subsequent application.

24. The Petitioners are hereby authorized to enter into the amendment to their agreement with UBS on the terms described in Exhibit "C" to Affidavit #21 of Phil Hosier, provided that UBS agrees that the Report, as defined therein, will be made available in relation to any plan that is approved for dissemination to creditors.

25. The motion of Jones Marine Services Ltd. ("Jones") dated March 29, 2004 is adjourned generally, and the motion of the Applicant Bondholders to convene a meeting of creditors to consider a plan of restructuring is adjourned to April 30, 2004.

26. The stay of proceedings provided for in paragraph 24 of the Confirmation Order and subsequently extended by subsequent Orders of this Court is hereby lifted for the sole purpose of allowing Jones to prove the validity and quantum of its alleged lien claims pursuant to the Tugboat Worker Lien Act, and the stay of proceedings will remain in place to prevent Jones from taking any enforcement action in relation to its alleged claim or any lien rights that it may establish without further Court order.

27. The provisions of this Order in relation to Proof of Claim and the New Claims Bar Date do not apply at this time to the Province of British Columbia, but without prejudice to all parties' right to subsequently apply to amend this Order in relation to the Province of British Columbia, including an application to extend such provisions to the Province of British Columbia, on appropriate terms.

28. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                                       BY THE COURT

                                                       "D. Tysoe, J."

APPROVED AS TO FORM:                                   /s/ Thomas Hockley
                                                       -------------------------
/s/ Michael Fitch                                      DEPUTY DISTRICT REGISTRAR
-----------------------------
Counsel for the Petitioners


                                                                 ENTERED
                                                               APR 7 2003
                                                           VANCOUVER REGISTRY
                                                           VOL. S1199 FOL 128

                                  SCHEDULE "A"

                                 LIST OF COUNSEL

John McLean                   Counsel for KPMG Inc.

William E.J. Skelly           Counsel for Pulp, Paer & Woodworkers of Canada,
                              Local 3 - AND - Pulp, Paper & Woodworkers of
                              Canada, Local 8

Douglas I. Knowles, Q.C.      Counsel for Tricap Restructuring Fund

Anthony Friend and Kevin Zych Counsel for the Committee of Unsecured Noteholders

William Kaplan, Q.C.          Counsel for CIT Business Credit Canada Inc.

Richard Butler and David      Counsel for Her Majesty the Queen in right of the
Hatter                        Province of British Columbia

Raymond Leong                 Counsel for The Attorney General of Canada

J. Joseph Bateman             Counsel for Wells Fargo Bank
                              Minnesota, National Association

John D. Rogers                Counsel for Communication, Energy & Paperworkers'
                              Union, Local 514

Reece Harding and Alyssa      Counsel for the Village of Port Alice
Bradley

Darrell Roberts, Q.C.         Counsel for the Directors of the Petitioners
and Richard Bandstra

George McIntosh, Q.C. and     Counsel for Herb Doman
Robert Sloman

Stephen Schacter, Q.C. and    Counsel for Hayes Forest Services Limited
Kevin Loo

Michael Paine                 Counsel for the salaried employees of Port Alice
                              Mill

John Forstrom                 Counsel for Friell Lake Logging Ltd., Onion Lake
                              Logging Ltd. and Russell & Lilly Ltd.

Richard Hamilton              Counsel for William Dumont

David Garner                  Counsel for Petro-Canada

Greg Gehlen                   Counsel for Toronto Dominion Asset Management
                              Inc., TD Securities Inc.and Tordom Company

Laurence Armstrong            Jones Marine Services Ltd.

Sandra Bannister              Counsel for the IWA

Eric Harris, Q.C. and Paul    Counsel for Western Forest Products
McLean

Stephen R. Ross               Lineham Logging Ltd.

                                  SCHEDULE "B"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

                      (COLLECTIVELY, THE "DOMAN ENTITIES")

                            CREDITORS' PROOF OF CLAIM

                                 PURSUANT TO THE
             COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA) ("CCAA")

NOTE: IF YOU ARE A CREDITOR OF THE DOMAN ENTITIES OR ANY OF THEM AND YOU HAVE PREVIOUSLY SUBMITTED A PROOF OF CLAIM OR ARE INCLUDED ON THE CREDITORS LIST (WHICH CAN BE FOUND AT WWW.DOMANS.COM) AND YOU DID NOT DISPUTE THE AMOUNT OF YOUR CLAIM AS SET OUT IN THE CREDITORS LIST, YOU DO NOT NEED TO SUBMIT ANOTHER PROOF OF CLAIM IN CONNECTION WITH THIS SOLICITATION OF CLAIMS.

Please read carefully the instructions accompanying this Proof of Claim. Please print legibly.

Full Name of Creditor:_________________________________
                              (the "Creditor")

Full Mailing Address of Creditor:    ___________________________________________
(All notices and correspondence
regarding your Claim will be         ___________________________________________
forwarded to this address)
                                     ___________________________________________

                                     Fax No.            ________________________

                                     Telephone No.      ________________________

                                     Attention:         ________________________

                                  CLAIM DETAILS

Please check the box beside each Debtor against which you have a Claim and indicate the amount of your Claim as against that Debtor, and the currency. Please total all Claims against all Debtors and fill in the Total Claim Amount where indicated (below). All amounts in U.S. dollars will be converted to Canadian dollars at the Bank of Canada spot rate of exchange for exchanging U.S. dollars to Canadian dollars as at the Filing Date (being CDN$1.55 for every US$1.00).

 DOMAN ENTITIES                                        AMOUNT              U.S.$             CAN $
--------------
[  ]   Doman Industries Limited                     $__________              [  ]              [  ]

[  ]   Alpine Projects Limited                      $__________              [  ]              [  ]

[  ]   Diamond Lumber Sales Limited                 $__________              [  ]              [  ]

[  ]   Doman Forest Products Limited                $__________              [  ]              [  ]

[  ]   Doman's Freightways Ltd.                     $__________              [  ]              [  ]

[  ]   Doman Holdings Limited                       $__________              [  ]              [  ]

[  ]   Doman Investments Limited                    $__________              [  ]              [  ]

[  ]   Doman Log Supply Ltd.                        $__________              [  ]              [  ]

[  ]   Doman - Western Lumber Ltd.                  $__________              [  ]              [  ]

[  ]   Eacom Timber Sales Ltd.                      $__________              [  ]              [  ]

[  ]   Western Forest Products Limited              $__________              [  ]              [  ]

[  ]   Western Pulp Inc.                            $__________              [  ]              [  ]

[  ]   Western Pulp Limited Partnership             $__________              [  ]              [  ]

[  ]   Quatsino Navigation Company Limited          $__________              [  ]              [  ]

 TOTAL CLAIM AMOUNT:                                                     $__________       $__________

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS):

1.   I am the Creditor (or I am the ________________________ of the Creditor).

2. I have knowledge of all the circumstances concerning the Claim hereafter referred to.

3.   Attached as schedules to this Proof of Claim are:

         (a) documents which establish the validity and amount of the Claim; and

         (b) a description of the transaction or agreement giving rise or relating to the Claim.

         DATED AT_____________ , THIS____ DAY OF________________________ , 2004.

______________________________                 _________________________________
(SIGNATURE OF WITNESS)                         (SIGNATURE OF INDIVIDUAL
                                                COMPLETING THIS FORM)

______________________________                 _________________________________
(PLEASE PRINT NAME)                            (PLEASE PRINT NAME)

In order to participate in any distribution under a restructuring plan, the duly completed Proof of Claim, together with all schedules and accompanying documents, must be returned to the Monitor, KPMG Inc., at the following address on or before the New Claims Bar Date of May 25, 2004:

                                    KPMG Inc.
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 488-3809
                           Attention: Anthony Tillman

If your Claim is disallowed in whole or in part, then by May 31, 2004, the Doman Entities will send you a Notice of Disallowance along with particulars as to how you may dispute the Notice of Disallowance. If you do not receive a Notice of Disallowance by that deadline, then the Doman Entities have accepted your Claim for the purpose of receiving distributions under the restructuring plan to be filed by the Doman Entities in the CCAA proceedings.

                                  SCHEDULE "C"

                               NOTICE TO CREDITORS

     IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") AND

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

TAKE NOTICE that by Order of the Supreme Court of British Columbia dated April 6, 2004 (the "Revised Claims Process Order"), the Doman Entities have been directed to solicit additional claims from all creditors of the Doman Entities, other than those creditors whose claims have been, or will be, established pursuant to the Claims Process Order of this Court dated February 23, 2003 (the "Claims Process Order"), for the purpose of determining which creditors will be entitled to vote on and participate in the Plan of Arrangement (the "Plan") to be filed by the Doman Entities in the proceedings commenced under the CCAA in Supreme Court of British Columbia Action No. L023489.

In order to participate in any voting or distribution associated with the Plan of Arrangement or the CCAA proceedings, any party having a claim against the Doman Entities or any of them and which is not named in the Creditors List (as defined in the Claims Process Order and which can be found at www.domans.com) and who did not submit a proof of claim pursuant to the Claims Process Order must deliver to the Doman Entities a completed Proof of Claim form on or before the New Claims Bar Date of 5:00 p.m. (Vancouver time) on May 25, 2004.

IF YOU ARE A CREDITOR OF THE DOMAN ENTITIES OR ANY OF THEM AND YOU HAVE PREVIOUSLY SUBMITTED A PROOF OF CLAIM OR WERE INCLUDED ON THE CREDITORS LIST AND YOU DID NOT DISPUTE THE AMOUNT OF YOUR CLAIM AS SET OUT IN THE CREDITORS LIST, YOU DO NOT NEED TO SUBMIT ANOTHER PROOF OF CLAIM IN CONNECTION WITH THIS SOLICITATION OF CLAIMS.

A Proof of Claim form and/or a copy of the above-referenced Creditors List may be obtained by sending a written request to:

                                    KPMG Inc.
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 488-3809
                           Attention: Anthony Tillman

A CREDITOR THAT IS NOT NAMED IN THE CREDITORS LIST AND THAT HAS NOT FILED A PROOF OF CLAIM PURSUANT TO THE CLAIMS PROCESS ORDER MUST FILE A PROOF OF CLAIM ON OR BEFORE THE NEW CLAIMS BAR DATE OF MAY 25, 2004, FAILING WHICH THEIR CLAIM SHALL BE FOREVER BARRED AND MAY NOT BE ENFORCED AGAINST THE DOMAN ENTITIES, UNLESS OTHERWISE ORDERED BY THE SUPREME COURT OF BRITISH COLUMBIA.

IF THERE ARE QUESTIONS REGARDING THE CLAIMS PROCESS, A REPRESENTATIVE OF THE MONITOR (ANTHONY TILLMAN) CAN BE CONTACTED TO DISCUSS SAME AT (604) 646-6332.

                                  SCHEDULE "D"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
  DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED,
                 DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                             NOTICE OF DISALLOWANCE

Name of Creditor: __________________________________________________
Pursuant to the Claims Procedure, the Petitioners give you notice that your Proof of Claim dated ___________________________ has been reviewed and the Petitioners have revised or rejected your Claim for the following reasons:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Subject to further dispute by you in accordance with the provisions of the Revised Claims Process Order of April 6, 2004, your Claim will be allowed as follows:

                                           CLAIM PER             ALLOWED AS REVISED FOR
                                        PROOF OF CLAIM          VOTING        DISTRIBUTION
SECURED:

Doman Industries Limited               $____________         $____________    $____________

Alpine Projects Limited                $____________         $____________    $____________

Diamond Lumber Sales Limited           $____________         $____________    $____________

Doman Forest Products Limited          $____________         $____________    $____________

Doman's Freightways Ltd.               $____________         $____________    $____________

Doman Holdings Limited                 $____________         $____________    $____________

Doman Investments Limited              $____________         $____________    $____________

Doman Log Supply Ltd.                  $____________         $____________    $____________

Doman-Western Lumber Ltd.              $____________         $____________    $____________

Eacom Timber Sales Ltd.                $____________         $____________    $____________

Western Forest Products Limited        $____________         $____________    $____________

Western Pulp Inc.                      $____________         $____________    $____________

Western Pulp Limited Partnership       $____________         $____________    $____________

Quatsino Navigation Company Limited    $____________         $____________    $____________

DATED at Vancouver, British Columbia, Canada this ____ day of ___________, 2004.

Doman Entities

Per:__________________________________________

Encl.

                                  SCHEDULE "E"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT
                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
  DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED,
                 DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                               NOTICE OF OBJECTION

TO:

[ ]   Doman Industries Limited       [  ]   Doman Log Supply Ltd.

[ ]   Alpine Projects Limited        [  ]   Doman - Western Lumber Ltd.

[ ]   Diamond Lumber Sales Limited   [  ]   Eacom Timber Sales Ltd.

[ ]   Doman Forest Products Limited  [  ]   Western Forest Products Limited

[ ]   Doman's Freightways Ltd.       [  ]   Western Pulp Inc.

[ ]   Doman Holdings Limited         [  ]   Western Pulp Limited Partnership

[ ]   Doman Investments Limited      [  ]   Quatsino Navigation Company Limited

We hereby give you notice of our intention to dispute the Notice of Disallowance dated _________________________ issued by the Petitioners.

         a.       NAME OF CREDITOR:

         b.       CLAIM PER PROOF OF CLAIM: $_____________

         c.       CLAIM FOR VOTING (AS PER NOTICE OF DISALLOWANCE):
                  $_____________

         d.       CLAIM FOR DISTRIBUTION (AS PER NOTICE OF DISALLOWANCE):
                  $_____________

         e. REASONS FOR DISPUTE (use additional pages if necessary) (provide full particulars of the claim and supporting documentation, including amount, description of transaction(s) or agreement(s) giving rise to the claim, name of any guarantor which has guaranteed the claim, date and number of all invoices, particulars of all creditors, discounts, etc. claimed, description of the security, if any, granted by the Companies to the Creditor and estimated value of the security, particulars of loss attributable to implementation of the Plan and any contingent liability of the Companies as assignor, or the repudiation or variation of any contract, including any contingent liability of the Companies as assignor):

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

____________________________________________________     _______________________
(Signature of Individual completing this Notice of       Date
Objection)

____________________________________________________
(Please print name)

Telephone Number:_______________________________________________________________

Fax Number:_____________________________________________________________________

Full Mailing Address:___________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

THIS FORM AND ENCLOSURES IS TO BE RETURNED BY COURIER OR FAX TO BOTH OF THE
FOLLOWING:

KPMG Inc.                                       Fasken Martineau DuMoulin LLP
PO Box 10426 Pacific Centre                     2100 - 1075 West Georgia Street
Vancouver, B.C.  V7Y 1K3                 AND    Vancouver  BC  V6E 3G2
Fax No. (604) 488-3809                          Fax: [604] 632-4786

Attention: Anthony Tillman                     Attention: Kibben Jackson

                                                                     No. L023489
                                                              Vancouver Registry

                         IN THE SUPREME COURT OF BRITISH
                                    COLUMBIA

                         IN THE MATTER OF THE COMPANIES'
                           CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C., 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                        IN THE MATTER OF DOMAN INDUSTRIES
                       LIMITED, ALPINE PROJECTS LIMITED,
                      DIAMOND LUMBER SALES LIMITED, DOMAN
                        FOREST PRODUCTS LIMITED, DOMAN'S
                   FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED,
                           DOMAN INVESTMENTS LIMITED,
                         DOMAN LOG SUPPLY LTD., DOMAN -
                              WESTERN LUMBER LTD.,
                EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS
                LIMITED, WESTERN PULP INC., WESTERN PULP LIMITED
              PARTNERSHIP, and QUATSINO NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                            ------------------------

                          REVISED CLAIMS PROCESS ORDER

                            ------------------------

                          FASKEN MARTINEAU DuMOULIN LLP
                             Barristers & Solicitors
                         2100 - 1075 West Georgia Street
                            Vancouver, B.C., V6E 3G2
                                  604 631 3131
                         Counsel: Michael A. Fitch, Q.C.
                               Matter No: DOM00079

                                  SCHEDULE VII
                        LUMBERCO PROFORMA BALANCE SHEET

                                 (SEE ATTACHED)

                  Pro Forma Consolidated Balance Sheet
                  (Expressed in Canadian dollars)

                  LUMBERCO

                  As at December 31, 2003

                  (Unaudited)

[KPMG LOGO]

      KPMG LLP
      Chartered Accountants
      PO Box 10426 777 Dunsmuir Street                  Telephone (604) 691-3000
      Vancouver BC V7Y 1K3                              Telefax (604) 691-3031
      Canada                                            www.kpmg.ca

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We have read the accompanying unaudited pro forma consolidated balance sheet of 4204247 Canada Inc. ("Lumberco" or the "Company") as of December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Consolidated December 31, 2003" to the audited consolidated financial statements of Doman Industries Limited ("Doman") as of December 31, 2003, and found them to be in agreement.

2. Made enquiries of certain officials of the Company and Doman who have responsibility for financial and accounting matters about:

      (a)   the basis for determination of the pro forma adjustments; and

      (b) whether the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian Securities legislation.

The officials:

      (a) described to us the basis for determination of the pro forma adjustments, and

      (b) stated that the pro forma consolidated balance sheet complies as to form in all material respects with the published requirements of Canadian Securities legislation.

3. Read the notes to the pro forma consolidated balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Consolidated December 31, 2003", "Plan entries" and "Fresh Start entries" as of December 31, 2003, and found the amounts in the column captioned "Pro forma Consolidated 2003" to be arithmetically correct.

The pro forma consolidated balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less in scope than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such balance sheet.

KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada

May 7, 2004


             KPMG LLP, a Canadian limited liability partnership is the Canadian [KPMG LOGO] member of KPMG International, a Swiss nonoperating association.

LUMBERCO
Pro Forma Consolidated Balance Sheet
(Unaudited)
(Expressed in thousands of Canadian dollars)

As at December 31, 2003

--------------------------------------------------------------------------------------------------------------
                                     Consolidated                                                  Pro forma
                                     December 31,       Plan                   Fresh Start        Consolidated
                                         2003          entries      Notes        entries   Notes      2003
--------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents        $   21,561     $   272,265   3(d)       $        -          $   44,072
                                                        (249,754)  3(e)
     Accounts receivable                  68,317               -                       -              68,317
     Inventory                           159,020               -                  (6,000)   4        153,020
     Prepaid expenses                      6,763               -                       -               6,763
------------------------------------------------------------------------------------------------------------
                                         255,661          22,511                  (6,000)            272,172

Investments                               10,786               -                       -              10,786

Fixed assets, net                        460,415               -                 (61,154)   4        399,261

Other assets:
     Pension and post retirement          18,622               -                 (18,622)   4              -
     Financing costs and other             3,568               -                  (3,568)   4              -
------------------------------------------------------------------------------------------------------------
                                          22,190                                 (22,190)                  -
------------------------------------------------------------------------------------------------------------

                                      $  749,052     $    22,511              $  (89,344)         $  682,219
============================================================================================================

Liabilities and Shareholders' Equity (Deficit)

Current liabilities:
     Bank indebtedness                $   30,427     $         -              $        -          $   30,427
     Accounts payable and accrued
       liabilities                        82,504               -                       -              82,504
     Secured interest not subject to
       compromise                         42,314         (42,314)  3(e)                -                   -
     Accounts payable subject to
       compromise                         17,751         (17,751)  3(a)(c)             -                   -
     Accrued interest subject to
       compromise                         93,111         (93,111)  3(a)(c)                                 -
------------------------------------------------------------------------------------------------------------
                                         266,107        (153,176)                                    112,931

Long-term debt:
     New senior secured notes                  -         272,265   3(d)                -             272,265
     Senior secured notes                207,440        (207,440)  3(e)                -                   -
     Senior notes, unsecured             665,105        (665,105)  3(a)(c)             -                   -
------------------------------------------------------------------------------------------------------------
                                         872,545        (600,280)                      -             272,265
     Other long-term liabilities          29,725               -                   4,563    4         34,288
------------------------------------------------------------------------------------------------------------
                                       1,168,377        (753,456)                  4,563             419,484

Shareholders' equity (deficit):
     Existing preferred shares            64,076         (64,076)  3(b)                -                   -
     Existing common shares              242,942        (242,942)  3(b)                -                   -
     New common shares                         -         262,735   3(c)                              262,735
     Deficit                            (726,343)        820,250                 (93,907)   4              -
------------------------------------------------------------------------------------------------------------
                                        (419,325)        775,967                 (93,907)            262,735
------------------------------------------------------------------------------------------------------------

                                      $  749,052     $    22,511   $          $  (89,344)         $  682,219
============================================================================================================

See accompanying notes to pro forma consolidated balance sheet.

LUMBERCO
Notes to Pro Forma Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of Canadian dollars)

As at December 31, 2003

1.    OBJECTIVE:

      The accompanying unaudited pro forma consolidated balance sheet of 4204247 Canada Inc. ("Lumberco") has been prepared for inclusion in the Information Circular & Proxy Statement dated May 7, 2004 of Doman Industries Limited (the "Information Circular") with respect to a proposed consolidated plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the reorganization under the Canada Business Corporations Act ("CBCA") (collectively, the "Plan").

2.    BASIS OF PRESENTATION:

      The unaudited pro forma consolidated balance sheet is intended to reflect the consolidated financial position of Lumberco as at December 31, 2003 in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), giving effect to the Plan of Doman Industries Limited ("Doman"). Under the Plan, Lumberco will be newly incorporated under the CBCA and will acquire certain assets and liabilities of Doman. The Plan is subject to possible amendment and approval. The unaudited pro forma consolidated balance sheet should be read in conjunction with the audited 2003 consolidated financial statements and accompanying notes of Doman. The audited consolidated financial statements of Doman as at December 31, 2003 and for the year ended December 31, 2003 are prepared in accordance with Canadian GAAP which, in the case of Doman, conform in all material respects with those in the United States, except as outlined in note 17 to those financial statements.

      The unaudited pro forma consolidated balance sheet of Lumberco is based on currently available information and on certain assumptions Doman believes are reasonable under the circumstances. Some assumptions inevitably will not materialize and events and circumstances occurring subsequent to the date on which this unaudited pro forma consolidated balance sheet has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma consolidated balance sheet of Lumberco. Additionally, the unaudited pro forma consolidated balance sheet of Lumberco does not purport to (a) represent what Lumberco's actual financial position will be at the Plan Implementation Date; (b) present financial information had the Plan actually been in effect at December 31, 2003; or (c) present the fair values of Lumberco assets and liabilities at the actual Plan Implementation Date.

3.    PLAN OF ARRANGEMENT ADJUSTMENTS:

      In exchange for Doman's U.S. $513 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") will receive, on a pro rata basis, 75% of the equity of Lumberco, consisting of newly issued common shares.

LUMBERCO
Notes to Pro Forma Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of Canadian dollars)

As at December 31, 2003

3.    PLAN OF ARRANGEMENT ADJUSTMENTS (CONTINUED):

      (a) The following recorded liabilities of Doman, as at December 31, 2003, are considered to be liabilities subject to compromise.

Liabilities subject to compromise include:
     Accrued interest payable on Unsecured Notes                                         $  93,111
     Long-term debt subject to compromise consisting of the Unsecured Notes 665,105
--------------------------------------------------------------------------------------------------

NOTEHOLDERS' LIABILITIES SUBJECT TO COMPROMISE                                             758,216
--------------------------------------------------------------------------------------------------

     Accounts payable and accrued liabilities subject to compromise                         17,751
     Other long-term liabilities                                                                 -
--------------------------------------------------------------------------------------------------

OTHER AFFECTED CREDITORS' LIABILITIES SUBJECT TO COMPROMISE                                 17,751
--------------------------------------------------------------------------------------------------

TOTAL                                                                                    $ 775,967
==================================================================================================

            In addition to the liabilities noted above, an additional amount of approximately $44 million in accrued interest payable on the Unsecured Notes from January 1, 2004 to the expected Plan implementation date ("PID") (mid July 2004) will be subject to compromise.

            In preparing this schedule, no provision has been assumed for any additional liabilities that may be recognized by the Court including liabilities with respect to the closure of the Port Alice operations as these contingent liabilities are not determinable. Such contingent liabilities may include severance, mill closure costs and environmental remediation costs.

      (b) The existing shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except they will be granted three tranches of non-transferable warrants to acquire up to 10% of the shares of Lumberco. The warrants will have a five year term with 20%, 30% and 50% of the warrants exercisable when the equity strike price (total market value of Lumberco's issued and outstanding common shares) of Lumberco exceeds $417.3 million, $667.3 million and $867.3 million, respectively. The exercise price of the warrants will depend on the number of warrants issued but has been calculated to represent the market value of Lumberco's common shares at the equity strike prices noted above. The warrants will be issued to existing shareholders with 55% being allocated to the preferred shareholders and 45% to common shareholders. The warrants will expire if on or after the first anniversary of the PID, Lumberco amalgamates or completes a similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity. In preparing the pro forma balance sheet, the value of these warrants has been assumed to be nil due to their contingent nature.

LUMBERCO
Notes to Pro Forma Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of Canadian dollars)

As at December 31, 2003

3.    PLAN OF ARRANGEMENT ADJUSTMENTS (CONTINUED):

      (c) The Plan contemplates that Lumberco will acquire all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets, in exchange for 75% of the issued common shares of Lumberco. The remaining 25% of the issued common shares of Lumberco will be issued to the new Senior Secured Noteholders. The common share value of $262.7 million has been determined as the estimated enterprise value of Lumberco using a going concern valuation approach, of $535 million less the $272.3 million value of the new Senior Secured Notes ("New Secured Notes") to be issued to retire the existing Senior Secured Notes ("Old Secured Notes") (notes 3(d) and 3(e)). The enterprise value has been estimated by Doman management based on various third party reports and offers received in conjunction with the reorganization.

      (d) The pro forma consolidated balance sheet assumes the issuance of New Secured Notes in the amount of US$221 million and 25% of the equity of Lumberco in exchange for cash of US$210 million. The New Notes will bear interest at 15% per annum, paid semi-annually, with the principal payment due 5 years from the date of issuance subject to early redemption premiums ranging from 107.5% in the first year to 101.5% in year five. Lumberco will have the option to defer one half of the interest payable on any interest payment date by extending the interest payment period with respect to the portion of interest deferred for a period of up to 10 consecutive semi-annual periods, provided that no extension period may extend beyond the stated maturity date of the New Notes. Any deferred interest will bear interest at 15% per annum and paid semi-annually on each interest payment date. The New Secured Notes are valued at the cash amount received of $272.3 million based on an exchange rate of 1.2965 at December 31, 2003. The difference between the cash paid and stated amount of the New Secured Notes represents a discount that will be accreted over the five year term of the New Secured Notes.

      (e) The pro forma consolidated balance sheet assumes that the beneficial holders of the Old Secured Notes will receive a distribution of cash for 100% of their outstanding principle and unpaid interest (December 31, 2003 -$249.8 million). Such amounts are based on the balances outstanding and related calculations as at December 31, 2003 and are subject to interest and changes in foreign exchange rates until Plan implementation. The estimated amount of additional interest from December 31, 2003 to the expected Plan implementation date (mid July 2004) is approximately $20 million.

      (f) Reflects elimination of the unamortized balance of debt issuance costs related to the Old Secured Notes.

4.    FRESH START ACCOUNTING ADJUSTMENTS:

      (a) Lumberco will be required to perform a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under Fresh Start Accounting, Lumberco is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

LUMBERCO
Notes to Pro Forma Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of Candadian dollars)

As at December 31, 2003

4.    FRESH START ACCOUNTING ADJUSTMENTS (CONTINUED):

      (a)   Continued:

            As required by CICA HB 1625, the pro forma enterprise value of $535 million has been allocated upon Fresh Start Accounting to the assets and liabilities of Doman in accordance with the guidance in CICA HB 1581 "Business Combinations":

Current assets                   $ 272,172
Capital assets                     399,261
Other assets                        10,786
------------------------------------------
                                   682,219

Current liabilities                112,931
Senior secured notes               272,265
Other long-term liabilities         34,288
------------------------------------------
                                   419,484
------------------------------------------

Equity value                     $ 262,735
==========================================

            For purposes of this unaudited pro forma consolidated balance sheet, the fair values ascribed to the assets and liabilities were based on preliminary estimates of amounts that will be recorded on the Plan Implementation Date and are subject to change upon application of Fresh Start Accounting on that date.

      (b) The adjustments required to arrive at the values above are as follows:

Inventory write-down                                     $  (6,000)
Capital asset write-down                                   (61,154)
Deferred pension asset eliminated                          (18,622)
Other asset fair value adjustments                          (3,568)
------------------------------------------------------------------
                                                           (89,344)

Current liabilities:
     Accrued liabilities fair value adjustment                   -

Other long-term liabilities fair value adjustment           (4,563)
------------------------------------------------------------------

Elimination of remaining deficit                         $ (93,907)
==================================================================

                                  SCHEDULE VIII
                               AMENDMENTS TO PLAN

                                 (SEE ATTACHED)
         time to time, including without limitation, by virtue of the Confirmation Order declared by the Court on December 6, 2002.

         "INTERCOMPANY CLAIM" means a Claim of any of the Doman Entities against any one or more of the other Doman Entities in relation to inter-corporate advances or any other obligation.

         "LUMBERCO" means a corporation to be formed pursuant to the CBCA for the purpose of holding the Lumber Assets and Pulpco Shares.

         "LUMBER ASSETS" means all of the businesses and assets of the Doman Entities other than the Pulp Assets, including without limitation: all forest licences; all tree farm licences; all timber licences; all logging camps; all log sorting yards; all logging equipment; trucks and other vehicles; all lumber and timber harvesting and processing facilities and sawmills and equipment related thereto; all lumber and timber inventories and work in progress; and all working capital related thereto.

         "LUMBER COMPANIES" means the Doman Entities (other than the Pulp Companies) to the extent that they hold Lumber Assets.

         "LUMBERCO SECURED BONDS" means the secured bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment, which bonds will have the attributes set out in the Lumberco Secured Bonds Term Sheet.

         "LUMBERCO SECURED BONDS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Lumberco Secured Bonds, a copy of which is attached to this Plan as Schedule "A".

         "LUMBERCO SHARES" means the common shares of Lumberco to be distributed pursuant to this Plan.

         "MEETING" means the meeting of the Affected Creditors to be called pursuant to the CCAA for the purpose of considering and voting in respect of this Plan.

         "MEETING DATE" means the date on which the Meeting shall be held pursuant to the Meeting Order.

         "MEETING ORDER" means the Order of the Court dated April 30, 2004 calling the Meeting to consider and vote on the Plan and setting out, inter alia, the voting process for Affected Creditors.

         "MLIM FUNDS" means [certain mutual funds which hold Unsecured Notes and for which Merrill Lynch Investment Managers or an affiliate serves as investment advisor] [the previous bracketed text has been deleted] [Merrill Lynch Bond Fund, Inc. - High Income Portfolio, Merrill Lynch Variable Series Fund, Inc. - Merrill Lynch High Current Income Fund. Merrill Lynch Series Funds, Inc. - High Yield Portfolio, Corporate High Yield Fund, Inc., Corporate High Yield Fund III, Inc., [the previous bracketed text has been inserted]

         [Master U.S. High Yield Trust, Merrill Lynch World Income Fund, Inc. and Corporate High Yield Fund V, Inc. being, mutual funds which hold Unsecured Notes.] [the previous bracketed text has been inserted]

         ["MLIM PRIVATE PLACEMENT PURCHASERS" means Debt Strategies Fund, Inc., Merrill Lynch Global Investment Series - Income Strategies Portfolio, Merrill Lynch Bond Fund, Inc. - High Income Portfolio, Master U.S. High Yield Trust, Corporate High Yield Fund, Inc., Corporate High Yield Fund V, Inc, Corporate High Yield Fund VI, Inc. and Floating Rate Income Strategies Fund, Inc.] [the previous bracketed text has been inserted]

         "MONITOR" means KPMG Inc., in its capacity as court-appointed Monitor pursuant to the Initial Order, and any successor thereof.

         "NEW CLAIMS BAR DATE" means May 25, 2004, or such later date as the Court may set.

         "ORDER" means any order of the Court in the CCAA Proceedings.

         "PERSONS" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the United States or elsewhere.

         "PLAN" means this Plan of Compromise and Arrangement filed by the Doman Entities under the CCAA and Reorganization pursuant to section 191 of the CBCA, as such Plan may be amended, varied or supplemented by the Doman Entities from time to time in accordance with the terms hereof.

         "PLAN FILING DATE" means the date on which this Plan is filed with the Court in the CCAA Proceedings.

         "PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to SECTION 8.5 stating that all conditions precedent to implementation of this Plan set forth in SECTION 8.4 have been satisfied or waived, which will not be earlier than July 1, 2004 or later than July 31, 2004 unless otherwise ordered by the Court and not objected to by the Restricted Group.

         "PORT ALICE ASSETS" means all of the real property, plant and fixtures used in or connected with the operation of the Port Alice Mill, but for greater certainty does not include working capital, moveable equipment, work in progress or merchantable inventory.

         "PORT ALICE MILL" means the pulp production facility located at Port Alice, British Columbia and currently owned by WPI and WPLP.

         "POST FILING CLAIM" means any Claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities with respect to any matter, action, cause or chose in action arising from or caused by any action taken by the Doman Entities from and after the Filing Date, but excluding any right or claims arising from the termination or repudiation (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court) of any executory agreements or obligations in existence as at the Filing Date and terminated or repudiated on or prior to May 14, 2004, and excluding those Claims arising from or that may result from the permanent shutdown or closure of operations at the Port Alice Mill.

         "PRIVATE PLACEMENT" means the sale of Private Placement Units to Tricap, the MLIM [Funds] [the previous bracketed text has been deleted] [Private Placement Purchasers] [the previous bracketed text has been inserted], Quadrangle and Amaranth for aggregate proceeds of US$105 million pursuant to SECTION 7.1 of this Plan.

         "PRIVATE PLACEMENT UNITS" means units to be sold to the Standby Purchasers pursuant to the Private Placement, each such unit to be identical to the Units and to consist of $1,000 aggregate principal amount of Lumberco Secured Bonds and a pro-rata share of Lumberco Shares from the Private Placement Share Pool.

         "PRIVATE PLACEMENT SHARE POOL" means Lumberco Shares representing, in aggregate, 12.5% of the total number of Lumberco Shares outstanding (as at the Plan Implementation Date) after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued pursuant to the Private Placement.

         "PROOF OF CLAIM" means a proof of claim filed by an Affected Creditor in accordance with the Revised Claims Process Order or the original Claims Process Order made on February 21, 2003.

         "PULP ASSETS" means all of the pulp related businesses and assets of the Doman Entities, excluding the Port Alice Assets but including, without limitation, the assets used in or connected with the operation of the pulp production facility located at Squamish, British Columbia and currently owned by WPI and WPLP.

         "PULP COMPANIES" means WPI, WFPL, DFPL and WPLP to the extent that such entities hold any legal or beneficial interest in the Pulp Assets.

         "PULPCO" means a corporation to be incorporated pursuant to the CBCA (as a wholly-owned subsidiary of WPLP and which shall later become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B"), for the purpose of holding the Pulp Assets.

         "PULPCO NOTE" means the secured term promissory note to be issued by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in Schedule "B") pursuant to SECTION 5.12 of this Plan, which will not be payable until maturity or until the occurrence of certain events enumerated in the Pulpco Note, including, in particular, the sale of all or a substantial portion of the assets or shares of Pulpco.

         "PULPCO SECURITY INTEREST" means the security interest to be granted by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in

         "SECURED NOTES" means the US$160,000,000 of 12% series A and series B senior secured notes issued pursuant to an indenture, made as of June 18, 1999, between DIL and the SECURED NOTES TRUSTEE, which notes are guaranteed by substantially all of the Doman Entities.

         "SECURED NOTES TRUSTEE" means Wells Fargo Bank Minnesota N.A., as trustee for the Secured Noteholders.

         "STANDBY COMMITMENT" means the several commitment provided by the Standby Purchasers to purchase a number of Units equal to the total number of Units that may be acquired on the exercise of all Warrants distributed pursuant to this Plan, less the number of Units in respect of which Warrants are validly exercised prior to the Warrant Expiry Time, as contemplated by SECTION 7.2 of this Plan.

         "STANDBY PURCHASERS" means Tricap, MLIM [Funds] [the previous bracketed text has been deleted] [Private Placement Purchasers] [the previous bracketed text has been inserted], Quadrangle and Amaranth.

         "STAY PERIOD" means the period from the Initial Order up to and including the Stay Termination Date.

         "STAY TERMINATION DATE" means the day which is one Business Day following the Plan Implementation Date, or such later date as may be ordered by the Court.

         "TERM SHEET" means the term sheet setting out the principal terms of the restructuring of Affected Claims, which was filed with the Court on February 5, 2004.

         "TRANSFER AGENT" means Computershare Trust Company of Canada.

         "TRANSFERRED OBLIGATIONS" means, collectively, obligations: (1) arising following the Plan Implementation Date in respect of executory agreements to which any of the Doman Entities is a party (other than in relation to the operations at the Port Alice Mill) and which have been publicly disclosed by the Doman Entities prior to April 28, 2004 and have not expired or been repudiated or terminated (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court); (2) in respect of Secured Claims relating to equipment leases; (3) in respect of Post-Filing Claims; or (4) which Lumberco or Pulpco may expressly assume at or prior to Plan Implementation Date with the prior express approval of the Restricted Group.

         "TRICAP" means the Tricap Restructuring Fund.

         "UNAFFECTED CLAIMS" means: (1) Claims in respect of Transferred Obligations; (2) Claims of the Monitor, its Canadian counsel, legal counsel to the Restricted Group, Fasken Martineau DuMoulin LLP (counsel to the Doman Entities pursuant to existing orders of the Court); (3) Intercompany Claims (except to the extent specifically affected by the Plan); (4) Secured Claims in respect of the Secured Notes; (5) Secured Claims of the Working Capital Lender; and (6) First Nations Claims.

              from the debt servicing and debt repayment obligations to which the Doman Entities are subject under existing arrangements;

         (d) to achieve operational and legal separation of the assets to be used in the business to be carried on by Lumberco from any Pulpco creditor claims; and

         (e) to facilitate the financing of Lumberco and Pulpco through the exercise of Warrants and pursuant to the sale of Units and Private Placement Units;

in the expectation that all Persons with an economic interest in the Doman Entities will derive a greater benefit from the implementation of this Plan than would result from a bankruptcy of the Doman Entities.

2.2      CONSOLIDATED PLAN

         The Plan is presented to the Affected Creditors of the Doman Entities on a joint and consolidated basis for the purpose of voting on the Plan and receiving Distributions under the Plan to simplify the administration and implementation of this restructuring. This Plan is being presented to the Affected Creditors on this basis specifically without prejudice to, and in full reservation of, the rights of the Doman Entities (unless objected to by the Restricted Group) and/or the Affected Creditors to proceed instead with separate plans of arrangement and compromise with respect to the Pulp Companies and the Lumber Companies. Therefore, the right is reserved to the Doman Entities (and will be exercised by the Doman Entities if requested by the Restricted Group) to withdraw this Plan and re-submit to the relevant Affected Creditors separate plans of arrangement and compromise at any time on the understanding that where such separate plans of arrangement and compromise are filed, they shall be considered and voted upon separately by the Affected Creditors of the Lumber Companies and the Pulp Companies, respectively.



                                    ARTICLE 3
                   CORPORATE ORGANIZATION AND ASSET TRANSFERS

3.1      LUMBERCO

         Lumberco will be incorporated prior to the date of the Meeting. The Articles of Incorporation of Lumberco will provide (or will be amended to provide) that: (i) the name of Lumberco will be "Western Forest Products Inc." or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Lumberco will be located in the Province of British Columbia; (iii) Lumberco will be authorized to issue [one class of shares, designated as] [the previous bracketed text has been deleted] [an unlimited number of] [the previous bracketed text has been inserted] common shares[, in an unlimited number] [the previous bracketed text has been deleted] [and an unlimited number of preferred shares, issuable in series] [the previous bracketed text has been inserted]; (iv) there will be no restrictions on transfers of shares of Lumberco and no restrictions on the type of business that may be carried on by Lumberco; (v) the minimum number of directors of Lumberco will be set at three and the maximum number of directors of Lumberco will be set at [8] [the previous bracketed text has been deleted] [15] [the previous bracketed text has been inserted]; and (vi) the directors of Lumberco will have the authority to appoint additional directors between annual meetings of the shareholders of Lumberco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.2      PULPCO

         Pulpco will be incorporated prior to the date of the Meeting, as a wholly-owned subsidiary of WPLP and shall subsequently become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B". The Articles of Incorporation of Pulpco will provide (or will be amended to provide) that: (i) the name of Pulpco will be "Western Pulp Limited" or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Pulpco will be located in the Province of British Columbia; (iii) Pulpco will be authorized to issue [one class of shares, designated as] [the previous bracketed text has been deleted] [an unlimited number of] [the previous bracketed text has been inserted] common shares[, in an unlimited number] [the previous bracketed text has been deleted] [and an unlimited number of preferred shares, issuable in series] [the previous bracketed text has been inserted];
(iv) there will be no restrictions on transfers of shares of Pulpco and no restrictions on the type of business that may be carried on by Pulpco; (v) the minimum number of directors of Pulpco will be set at three and the maximum number of directors of Pulpco will be set at [8] [the previous bracketed text has been deleted] [15] [the previous bracketed text has been inserted]; and
(vi) the directors of Pulpco will have the authority to appoint additional directors between annual meetings of the shareholders of Pulpco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.3      CORPORATE AUTHORIZATION

         The adoption, execution, delivery and implementation of all transactions contemplated by this Plan (including the distribution of Lumberco Shares, the distribution of Warrants and Class C Warrants, the sale of additional Lumberco Shares and Lumberco Secured Bonds comprising Units pursuant to the exercise of Warrants, the distribution of Lumberco Shares and Lumberco Secured Bonds pursuant to the Private Placement and the Standby Commitment, and the issuance of Lumberco Shares pursuant to the exercise of Class C Warrants) will occur and be effective as of the times contemplated by this Plan and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without requirement for any further action by the shareholders, directors or officers of Lumberco, Pulpco or any of the Doman Entities. All necessary approvals shall be deemed to have been obtained from the directors and/or the shareholders of each relevant corporation, as applicable, including the deemed passing by any class of shareholders of any resolution or special resolution and no shareholders agreement or agreement between a shareholder and any other person limiting in any way the right to vote shares held by such shareholder or shareholders in respect of any of the transactions contemplated by this Plan shall be deemed to be effective and none of the same shall have any force or effect.

3.4      ASSET TRANSFERS AND RELATED TRANSACTIONS

         The transactions set out in Schedule "B" will be implemented in the order set out therein in connection with this Plan in order to effect the transfer of the Lumber Assets to Lumberco and the transfer of the Pulp Assets to Pulpco. For greater certainty, to the extent that First Nations Claims presently apply to any Lumber Assets or Pulp Assets, such First Nations Claims shall continue to apply to the Lumber Assets and Pulp Assets upon their transfer pursuant to this Plan. On the Plan Implementation Date, the Transferred Obligations shall be transferred and assigned with respect to the Class C Warrants or the treatment afforded to Existing Doman Shareholders pursuant to the Plan.

         (c) In the event that any holder of Existing Doman Equity including, without restriction, an Existing Doman Shareholder takes any action to challenge, delay or otherwise hinder the sanctioning of this Plan by the Court and:

              (i) the Order contemplated in subparagraph 3.5(b) has not been made by the Court prior to the Meeting Date; or

              (ii) in the event that said Order has been made and appealed from, such appeal has not been finally dismissed by June 10, 2004;

         Lumberco will not issue the Class C Warrants to the Existing Doman Shareholders and the Class C Warrants shall be cancelled. Existing Doman Shareholders who are U.S. residents will not be entitled to receive Class C Warrants unless they provide Lumberco evidence satisfactory to Lumberco that they are "accredited investors" and that they are eligible to receive and exercise Class C Warrants without registration under the U.S. Securities Act or applicable state law.

3.6      LUMBERCO BOARD OF DIRECTORS

         The board of directors of Lumberco will initially consist of the following eight members, one of which will be the Chief Executive Officer of
Lumberco:

         James D. Arthurs

         Derek Brown

         Rick Doman

         Peter Gordon

         John Lacey

         John [MacIntyre] [the previous bracketed text has been deleted] [McIntyre] [the previous bracketed text has been inserted]

         John Newman

         one director to be named before the Meeting by the Restricted Group and communicated by Doman by press release

         The initial board of directors of Lumberco (including its Chair) will hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date. Not less than 25% of the members of the board of directors of Lumberco will be resident Canadians, in accordance with the CBCA. One or more of the above individuals may be substituted for on or before the Meeting Date with another individual or individuals acceptable to the Restricted Group.

incurred by the Secured Notes Trustee which are properly recoverable under the relevant indenture.

5.8      GUARANTEES AND SIMILAR COVENANTS

         No person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under this Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person (including any of the Doman Entities) in respect of a Claim which is compromised under this Plan shall be entitled to any greater rights than the Creditor whose Claim was compromised under this Plan. An Affected Creditor who has Claims against more than one of the Doman Entities in respect of the same debt or obligation shall only be entitled to assert one Claim in respect of such debt or obligation, and any duplicate claim filed by such an Affected Creditor or any other Person with respect to the same Claim will be disallowed so that only a single Claim remains.

5.9      ALLOCATION OF DISTRIBUTIONS

         All Distributions made by the Doman Entities pursuant to this Plan shall be applied first in reduction of the outstanding principal amount of the Claim, and the balance, if any, shall then be applied in reduction of accrued and unpaid interest, if any, which forms part of such Claim.

5.10     SET-OFF

         The law of set-off applies to all Claims made against the Doman Entities and to all actions instituted by any Doman Entity for the recovery of debts due to it in accordance with the provisions of the CCAA.

5.11     INTERCOMPANY CLAIMS

         No Distributions under this Plan shall be made with respect to Intercompany Claims and Intercompany Claims shall otherwise be dealt with in accordance with Schedule "B". [All] [the previous bracketed text has been inserted] Intercompany Claims [against DFPL] [the previous bracketed text has been deleted] which are not otherwise dealt with in Schedule "B" shall be released and discharged after all other steps in Schedule B have been completed and shall not be entitled to any Distributions or other consideration pursuant to this Plan.

5.12     SECURITY INTEREST IN PULPCO

         On the Plan Implementation Date, in accordance with the transactions set out in Schedule "B", Pulpco will issue the Pulpco Note in the principal amount of $110 million, and will grant the Pulpco Security Interest (which will cover all of the then present and after-acquired property and assets of Pulpco) to secure the performance by Pulpco of its obligations under the Pulpco Note. The Pulpco Security Interest (which will be evidenced by a general security agreement in form and substance acceptable to the Restricted Group) will rank subordinate to the security interest of the Working Capital Lender, as to working capital assets of Pulpco. No interest shall be payable pursuant to the Pulpco Note. The Pulpco Note will be in form and substance satisfactory to the Restricted Group and will provide, among other things, that all proceeds

                   Date and shall be removed from the Affected Creditors Share Pool and cancelled; and

              (ii) to the extent that the Excess Disputed Distribution Shares represent five percent (5%) or more of the aggregate number of Lumberco Shares in the Affected Creditors Share Pool, the Excess Disputed Distribution Shares shall be distributed to Affected Creditors pro rata in proportion to the Lumberco Shares previously issued to each Affected Creditor from the Affected Creditors Share Pool pursuant to this Plan (subject to section 6.6).

6.6      FRACTIONAL COMMON SHARES AND WARRANTS

         Notwithstanding any other provision hereof, only whole numbers of Lumberco Shares, Warrants and Class C Warrants will be issued pursuant to this Plan. When any Distribution pursuant to the Plan would otherwise result in the issuance of a number of Lumberco Shares, Warrants or Class C Warrants that is not a whole number, the actual distribution will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Lumberco Share, Warrant or Class C Warrant not received as a result of this SECTION 6.6.


                                    ARTICLE 7
                    PRIVATE PLACEMENT AND STANDBY COMMITMENT

7.1      PRIVATE PLACEMENT

         On the Plan Implementation Date, Lumberco will issue Lumberco Shares and Lumberco Secured Bonds to the following entities in the percentages set out below, for aggregate gross proceeds of US $105 million:

                 NAME OF                              PERCENTAGE OF PRIVATE
                PURCHASER                         PLACEMENT UNITS TO BE ACQUIRED
                ---------                         ------------------------------
    Tricap                                                      30%
    MLIM [Funds] [the previous bracketed text
      has been deleted] [Private Placement
      Purchasers] [the previous bracketed text
      has been inserted]                                        24%
    Quadrangle                                                  24%
    Amaranth                                                    22%

         The total number of Lumberco Shares so placed will equal 12.5% of the total number of Lumberco Shares outstanding after giving effect to the transactions contemplated by this Plan (including the exercise of Warrants but excluding the exercise of Class C Warrants). The total face amount of such Lumberco Secured Bonds will be US $110.5 million.

7.2      STANDBY COMMITMENT

         The Standby Purchasers have provided a standby commitment, pursuant to which they will agree to purchase all Units not otherwise acquired under the Basic Purchase Privilege (as to the percentages set out below). The Standby Purchasers will be obligated to tender the purchase price for the Units they have committed to take up pursuant to the Standby Commitment, as soon as practicable following the Warrant Expiry Time, and in any event not later than 4:00 p.m. (Toronto time) on that date that is one Business Day prior to the Plan Implementation Date.

         The obligations of the Standby Purchasers will be subject to customary conditions (including a no material adverse change condition) and to satisfactory arrangements having been made to close the transactions contemplated by this Plan.

         The Units shall be acquired by the Standby Purchasers in the percentages set out below:

         NAME OF PURCHASER                                     UNITS
         -----------------                                     -----
         Tricap                                                 30%
         MLIM [Funds] [the previous bracketed text
           has been deleted] [Private Placement
           Purchasers] [the previous bracketed text
           has been inserted]                                   24%
         Quadrangle                                             24%
         Amaranth                                               22%

                                    ARTICLE 8
                STEPS OF THE ARRANGEMENT AND CONDITIONS PRECEDENT

8.1      STEPS OF THE ARRANGEMENT

         The steps set out in Schedule "B" to this Plan will occur, and be deemed to have occurred sequentially in the order set out in Schedule "B" to this Plan, without any further act or formality, on the Plan Implementation Date (unless otherwise indicated).

8.2      APPLICATION FOR SANCTION ORDER

         If the Affected Creditors Approval is obtained, the Doman Entities shall forthwith apply for the Sanction Order. On the Plan Implementation Date, subject to the satisfaction of the conditions contained in SECTION 8.4, the Plan will be binding upon all Creditors and other Persons in accordance with its terms. If the conditions contained in SECTION 8.4 are not satisfied, the Plan Implementation Date will not occur and the Plan and the Sanction Order shall cease to have any further force or effect.

8.3      EFFECT AND TERMS OF SANCTION ORDER

         In addition to sanctioning the Plan, the Sanction Order shall, among other things:

[KPMG LOGO]

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA
            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT
                              R.S.B.C. 1996, c. 348

                                       AND

               IN THE MATTER OF DOMAN INDUSTRIES LIMITED AND THOSE
              CORPORATIONS AND PARTNERSHIPS LISTED ON SCHEDULE "A"
                               (the "Petitioners")

                             TWENTY-FIRST REPORT OF
                               KPMG INC., MONITOR

                                                                     MAY 7, 2004

                                  SCHEDULE "A"

Alpine Projects Limited

Diamond Lumber Sales Limited

Doman Forest Products Limited

Doman's Freightways Ltd.

Doman Holdings Limited

Doman Investments Limited

Doman Log Supply Ltd.

Doman - Western Lumber Ltd.

Eacom Timber Sales Ltd.

Western Forest Products Limited

Western Pulp Inc.

Western Pulp Limited Partnership

Quatsino Navigation Company Limited

                                TABLE OF CONTENTS

PURPOSE, QUALIFICATIONS AND RESTRICTIONS OF THE REPORT .................     1
INTRODUCTION ...........................................................     2
COURT PROCEEDINGS ......................................................     2
RECOMMENDATION OF THE MONITOR ..........................................     3
OTHER MATTERS ..........................................................     6

PURPOSE, QUALIFICATIONS AND RESTRICTIONS OF THE REPORT

On November 7, 2002, Doman Industries Limited ("DIL") and certain other companies listed on Schedule "A" (collectively referred to as the "Company" or the "Doman Group"), filed an application pursuant to the provisions of the Companies' Creditors Arrangement Act ("CCAA") in the Supreme Court of British Columbia (the "Court") and the Court granted an order (the "Initial Order"), which, among other things, appointed KPMG Inc. as Monitor (the "Monitor") of the Doman Group.

This is the Monitor's twenty-first report (the "Twenty-first Report") and is intended to provide information in connection with the meeting of affected creditors (the "Affected Creditors") and the Monitor's comments and recommendation to consider the Company's Plan of Compromise and Arrangement (the "Plan"). The Twenty-first Report does not repeat background information contained in the Monitor's prior reports (the "Prior Reports").

Certain information contained in this report has been obtained from the records of the Company and a distressed sale analysis prepared by UBS Securities Canada Inc. ("UBS"), and is based upon discussions with, and representations made by, Management and other professional advisors retained in this matter.

The information has not been audited or otherwise verified by KPMG LLP or the Monitor as to its accuracy or completeness, nor has it necessarily been prepared in accordance with generally accepted accounting principles and the reader is cautioned that this report may not disclose all significant matters about the Company. Accordingly, we do not express an opinion or any other form of assurance on the information presented herein. The Monitor may refine or alter its observations as further information is obtained or is brought to its attention after the date of this report.

In addition, the Monitor assumes no responsibility or liability for any loss or damage occasioned by any party as a result of the circulation, publication, reproduction or use of this report. Any use which any party makes of this report, or any reliance on or decisions to be made based on it, is the responsibility of such party.

  NOTE: ALL DOLLAR AMOUNTS IDENTIFIED IN THIS REPORT ARE EXPRESSED IN CANADIAN
                      DOLLARS, UNLESS OTHERWISE SPECIFIED.

INTRODUCTION

As indicated above, on November 7, 2002 (the "Filing Date"), the Doman Group applied to the Court and the Court granted the Initial Order under the CCAA. Certain amendments were subsequently made to the Initial Order, including an extension of the initial stay period, at the December 6, 2002 confirmation hearing resulting in the confirmation order (the "Confirmation Order"). Subsequently, the stay of proceedings was extended to June 11, 2004.

Relevant information and documentation related to these proceedings (the "Proceedings"), including the Initial Order, affidavits, the Confirmation Order, the Prior Reports and the Twenty-first Report, may be obtained from the Company's website (www.domans.com) or the Monitor's website (www.kpmg.ca/doman).

COURT PROCEEDINGS

On April 30, 2004, the Court granted an order (the "Meeting Order") which, among other things, authorized:

         - the filing of the Plan and the Management Information Circular (the "Information Circular");

         - the procedures with respect to the calling and conduct of a meeting (the "Meeting") of Affected Creditors to be held on June 7, 2004 to consider the Plan;

         - the manner in which the Plan, the Information Circular, voting proxies, election to receive cash and other materials (collectively, the "Meeting Materials") are to be distributed to the Affected Creditors, including the noteholders of the Unsecured 1994 Notes and the Unsecured 1997 Notes; and

         - the application for the Sanction Order approving the Plan, subject to the prior approval of the Affected Creditors, to be heard on June 11, 2004.

A summary of certain key dates in respect of the Meeting Order, are as follows:

                          EVENT                                           DATE
-----------------------------------------------------------------------------------------
Mailing of the Meeting Materials to the Affected Creditors     No later than May 11, 2004
-----------------------------------------------------------------------------------------
Publication in the Vancouver Sun, the Globe                                  May 11, 2004
  and Mail (National Edition), the National Post
  and the Wall Street Journal
-----------------------------------------------------------------------------------------
Deadline for submitting the Affected Creditors' Proxies
(including Registered and Unregistered Noteholders)                  5:00 pm June 4, 2004
-----------------------------------------------------------------------------------------
Meeting of the Affected Creditors                                   10:00 am June 7, 2004
-----------------------------------------------------------------------------------------
Sanction Hearing                                                            June 11, 2004
-----------------------------------------------------------------------------------------

In addition to the above noted key dates, the Revised Claims Process Order dated April 7, 2004, established a new claims bar date of 5:00 pm (Pacific Time) on May 25, 2004.

The Meeting will be held at 10:00 am (Pacific Time) on June 7, 2004 at the Hyatt Regency Hotel, The Regency Ballroom, at 655 Burrard Street, Vancouver, British Columbia.

Readers are referred to the Meeting Order for complete details regarding the Meeting and other related matters.

RECOMMENDATION OF THE MONITOR

The Company, working closely with representatives of the "Bondholder Group" (Tricap Restructuring Fund and the Committee as defined in the October 10, 2003 Court Order), has now finalized the Plan and filed it with the Court. The Monitor has been reporting on the business affairs of the Doman Group since the inception of the Proceedings and has reviewed the terms of the Plan. The Monitor believes that implementation of the Plan will minimize both ongoing disruption to the Company's operations and, more importantly, the very real possibility of an asset liquidation conducted under bankruptcy or receivership.

The comments of the Monitor should be read in conjunction with careful review of the Plan, the Information Circular and all other related information, including that noted earlier.

UBS has been involved as financial advisor to the Company throughout the Proceedings and has recently prepared a distressed sale analysis as at March 31, 2004 (the "Distressed Sale Analysis"). The Distressed Sale Analysis is based upon a number of assumptions, including:

         - that the Company's assets are disposed of on a "going concern basis in the context of a bankruptcy filing by a receiver and/or trustee in bankruptcy", rather than a pure liquidation of assets on an individual basis;

         -        that the exchange rate between US and Canadian currencies is
                  1.31 (the Plan employs the rate in effect as at the Filing Date of 1.55); and

         - that liabilities incurred after the Filing Date and totaling approximately $54 million are paid in full on the basis that such payments are considered critical by Management in a going concern context.

The Distressed Sale Analysis reflects the following:

         - unsecured creditors may receive approximately 12% of their claims;

         - holders of the US$160,000,000 of 12% series A and series B senior secured notes ("Secured Noteholders") may suffer a shortfall on their debt of approximately $23 million; and

         - existing shareholders will receive no value or consideration for their shares.

The Plan does not offer a specific aggregate recovery to the Affected Creditors and, accordingly, a direct comparison to the percentage reflected in the Distressed Sale Analysis cannot be made.

The Company's Information Circular, prepared by Management, includes an unaudited pro forma consolidated balance sheet as at December 31, 2003 for Lumberco that reflects equity of approximately $263 million, an amount in excess of the aggregate unsecured creditor recovery reflected in the Distressed Sale Analysis. The equity of $263 million has not been verified or reviewed by the Monitor or any third party. Additionally, the notes to the unaudited pro forma consolidated balance sheet, prepared by Management, indicate that it does not purport to represent what the financial position will be on the Plan implementation date. However, the notes do indicate that the unaudited pro forma consolidated balance sheet values (as at December 31, 2003 and not on the Plan implementation date) have been estimated by Management based on various third party reports and offers received in conjunction with the reorganization.

It is not possible to establish a definitive value for the equity to be allocated to creditors under the Plan, since the value of that equity will be determined in due course by the market place. However, the Plan does contemplate the uninterrupted continuation of the Doman Group's operations (except for the Port Alice pulp mill), and provides the Affected Creditors with the ability to share in that going-concern business value (rather than "distress" value) through the issuance of equity in Lumberco (as defined in the Plan). The value of Lumberco is generally shared with the Affected Creditors on a pari passu basis subject to:

         - replacement of amounts owed to the Secured Noteholders with new secured loans in the principal amount of US$221 million;

         - payments to those eligible Affected Creditors who chose to receive a cash payment rather than equity;

         - allocation of 12.5% of the equity of Lumberco to those Affected Creditors who chose to exercise the Warrants (as defined by the Plan) to purchase Units (as defined by the
                  Plan) or to the Standby Purchasers (as defined by the Plan) who have agreed to purchase any Units remaining as a result of those Warrants that have not been exercised; and

         - allocation of 12.5% of the equity of Lumberco specifically to the Standby Purchasers pursuant to the Private Placement (as defined by the Plan).

Hence, subject to the foregoing, the Plan provides the Affected Creditors with the opportunity to share (on a pro rata basis) from between 75% to 87.5% of the Company's post emergence equity value which will ultimately be determined by the public markets. Finally, the Monitor notes:

         - implementation of the Plan will result in the successful completion of a process which commenced in November 2002, and will remove the cloud of uncertainty over the immediate future of the ongoing operations of the Company;

         - the Doman Group has undertaken an exhaustive process since November 2002, working closely with the various stakeholder constituencies to ensure that all reasonable steps have been taken in the circumstances to develop the most appropriate plan;

         - the Plan contemplates payment in full of amounts owed to the Secured Noteholders and thus eliminates the possibility of a costly and disruptive security enforcement by this group. Such enforcement may result in an asset liquidation;

         - the Plan allows for preservation of the going concern value of the Company's operations and affords the Affected Creditors the opportunity to participate in the restructured business;

         - the Plan provides Affected Creditors (subject to related party restrictions) with the option of receiving a cash payment calculated at the lesser of 20% of their claim or $10,000 in lieu of shares and Warrants. Accordingly, the Plan enables Affected Creditors who do not wish to receive equity to liquidate their claims to cash, subject to the aforementioned limitations;

         - the Plan provides some modest potential consideration for the existing equity holders in the form of common share warrants. These warrants have been structured with an exercise price that requires a substantial increase in the value of Lumberco's equity post implementation;

         - there is no guarantee that the Company's assets will be disposed of on a "going concern basis in the context of a bankruptcy filing by a receiver and/or trustee in bankruptcy" rather than on a pure liquidation of assets on an individual basis, as assumed by the Distressed Sale Analysis. If a distressed sale on a going concern basis is not accomplished, realizations from the Company's assets may be significantly less than that projected in the Distressed Sale Analysis;

         - the Company's banker, CIT Business Credit Canada Inc., has committed to provide a credit facility to Lumberco of $100 million. This is a significant increase of $35 million over Doman's present facility; and

         - the Plan benefits from the fact that the requisite exit financing is already fully underwritten and, therefore, envisages an expeditious emergence from the Proceedings once approved by the Affected Creditors. It also contemplates continued operations in all areas of the Doman Group's business with the exception of the Port Alice pulp mill, which is currently available for sale, thereby avoiding the disruption to the Company's business that would inevitably result in any type of distressed sale or liquidation scenario.

The Distressed Sale Analysis presents the possibility that the unsecured creditors may receive approximately 12% of their claims through a going concern sale conducted by a receiver and/or trustee in bankruptcy. If the assumption in the Distress Sale Analysis regarding the payment of liabilities incurred after the Filing Date is ignored, then this percentage becomes approximately 18%. However, the Distressed Sale Analysis is based on a number of assumptions that may or may not materialize and which could only be tested through the actual appointment of a receiver and/or trustee in bankruptcy to sell the

Doman Group's assets. Such an appointment may also result in the cessation of operations and piecemeal asset liquidation with the potential for significantly worse results for the various stakeholders than those contemplated under the Distressed Sale Analysis. On this basis and setting aside the possible impact of foreign exchange rate fluctuations, the Monitor is of the view that the Plan should produce a more favourable overall result on a consolidated basis for the Company's stakeholders generally, relative to the uncertainty of a liquidation of its assets.

ACCORDINGLY, THE MONITOR RECOMMENDS TO THE AFFECTED CREDITORS THAT THEY ACCEPT THE TERMS OF THE PLAN AND VOTE IN ITS FAVOUR.

OTHER MATTERS

Auditor

KPMG LLP has acted as auditor for the Doman Group since 1999 and has also been appointed as the auditor for Lumberco.

Disclosure of Financial Information Provided to the Restricted Group

During the course of the Proceedings, the Doman Group has disclosed to the Restricted Group (as defined by the Plan) and certain other interested parties, certain non-public information pursuant to confidentiality agreements. In this respect, the Company has requested that the Monitor include the financial information attached as Appendix A. The Company advised the Monitor that it is doing so to ensure that such information is disclosed publicly and thus ceases to be confidential. The Monitor has not audited, reviewed or otherwise verified in any way this financial information which is the sole responsibility of the Doman Group's Management. The Company has confirmed to the Monitor that it will issue a press release concurrent with the filing of this report with the Court.

The determination of what information is to be disclosed is the responsibility of the Company and has not been reviewed or considered in any way by the Monitor. This information has been included solely at the request and for the convenience of the Doman Group.

Dated this 7th day of May 2004.

KPMG Inc.
Monitor for the Doman Group

Peter D. Gibson     Pam Boparai             Anthony Tillman
(604) 691-3223      (604) 691-3422          (604) 646-6332

THIS FOLLOWING DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE COMPANY, LUMBERCO OR ANY OF THEIR AFFILIATES.

                                   APPENDIX A

                            DOMAN INDUSTRIES LIMITED

                               FINANCIAL FORECAST

                                   MAY 7, 2004

The following financial forecast has been prepared by Doman Industries Limited ("Doman" or the "Company") in connection with the Company's restructuring of its financial affairs.

The Company has entered into numerous confidentiality agreements with certain holders of its senior unsecured notes (the "Restricted Group") and other interested parties in order to facilitate discussion of a possible financial restructuring of the Company's affairs. In particular, pursuant to a Court order dated October 10, 2003, issued in connection with the Company's proceedings under the Companies' Creditors Arrangement Act (Canada), the Court authorized the Company to engage in a process to solicit proposals to refinance its existing indebtedness and in connection therewith, the preparation of a confidential information memorandum that would be provided to interested parties that executed confidentiality agreements with the Company. The Company disclosed information, including certain non-public information about the Company, to the Restricted Group and other interested parties that executed confidentiality agreements (collectively the "Restricted Parties"). Certain of those confidentiality agreements now require the Company to disclose previously confidential non-public material information to the public that would permit the party subject to the confidentiality agreements to purchase or sell securities of the Company without contravening applicable law.

Readers are cautioned that the information disclosed below does not represent all of the information or materials that were disclosed pursuant to the confidentiality agreements and that such information should be read with the documents filed by the Company with the securities regulatory authorities. Furthermore, the Company has not made any determination as to which information or materials which were disclosed pursuant to the confidentiality agreements may be deemed material to an individual Restricted Party in making an investment decision. The confidentiality agreements, pursuant to which a Restricted Party received non-public information, provided that (i) neither the Company nor its representatives were making any representation or warranty as to the accuracy or completeness of the information disclosed to such parties, except as may be provided in a definitive agreement; and (ii) neither the Company nor its representatives will have any liability to the party in any way pertaining to the use of such information.

Certain information provided to the Restricted Parties constituted "forward-looking information" at the time it was provided and was not, nor is it now, historical fact. The forward-looking information was based on information available to the Company at the time the information was provided and was prepared on management's view of various factors at such time, including management's view about expected production, sales and pricing. In addition, any forward-looking information provided to the Restricted Parties was done so on the understanding that such information was based on certain assumptions, statements, estimates and forecasts and neither the Company nor its representatives was making any representation or warranty as to the accuracy or reasonableness of such assumptions, statements, estimates or forecasts. Any financial forecasts were qualified by a statement that there will be differences between actual and forecasted results, as events and circumstances frequently do not occur as expected and these differences may be material. The operation and results of the Company's business have been and continue to be subject to the effect of other risks and uncertainties identified in the documents filed by the Company with the securities regulatory authorities. Accordingly, any forward-looking information, including financial forecasts previously provided to Restricted Parties, no longer reflects management's view and consequently, no reliance should be placed on any financial forecasts previously provided to Restricted Parties. The financial forecast below represents management's most recent forecast as of the date hereof.

The financial forecast set out below was not prepared with a view toward compliance with published guidelines of the Canadian securities regulatory authorities, the Handbook of the Canadian Institute of Chartered Accountants, the Securities and Exchange Commission, or the American Institute of Certified Public Accountants regarding forecasts or projections. The financial forecast was prepared by and is the responsibility of the Company. KPMG LLP, the Company's auditors ("KPMG"), the Monitor and any other independent accountants have not examined, compiled or verified the financial forecast and, accordingly, KPMG, the Monitor and any other independent accountants do not express an opinion or other form of assurance with respect thereto.

The Company does not, as a matter of course, publish its business plans, budgets or make external projections or forecasts of its anticipated financial positions or results of operations. Accordingly, the Company does not anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies or forecasts to any person, including holders of securities issued by the Company or include such information in documents required to be filed with a Canadian securities regulatory authorities, the Securities and Exchange Commission or otherwise make such information publicly available.

Readers are cautioned that the financial forecast below is subject to a variety of factors that are likely to cause actual results to vary from the Company's estimates, and such variations may be material. The forecast is subjective in many respects and thus is susceptible to interpretation and periodic revision based on actual experience and subsequent developments. Future performance of Doman generally involves risks and uncertainties which are, in many instances beyond Doman's control, including: (i) general business and economic conditions;
(ii) pricing and competitive factors; (iii) results of Doman's programs to control or reduce costs, increase sales and improve capital management; (iv) labour costs and relations; (v) unanticipated events or changes in future operating results, financial condition or business over time; and (vi) unfavourable legislative, regulatory or judicial developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements or Doman's historical performance.

The forecast below reflects numerous assumptions by the Company with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of business operations on substantially the same basis as currently exists (except for the shutdown or sale of the Port Alice pulp mill effective May 11, 2004), all of which assumptions are difficult to predict and many of which are beyond the Company's control. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE FORECAST IS INDICATIVE OF THE COMPANY'S FUTURE PERFORMANCE OR THAT ACTUAL RESULTS WOULD NOT DIFFER MATERIALLY FROM THOSE IN THE FORECAST SET FORTH BELOW.

In preparing its 2004 financial forecast, the Company has made the following assumptions, among others:

- U.S. exchange rate of 1.3190 in Q1, 1.3304 in Q2, 1.3400 in 3rd and 4th Quarters.

- No resolution to softwood lumber dispute and duties of $53.6 million forecast for 2004.

-        Production and sales volumes for 2004 by segment:

         Logging:

         -        Production volume of 3.9 million cubic metres

         Sawmills:

         -        Production volume of 712 million board feet

         -        Sales volume of 723 million board feet

         Pulpmills:

         -        Squamish:   Production of 271,000 admt (air dried metric
                              tonne); Sales of 268,000 admt

         -        Port Alice: Production of 16,900 admt (to May 11, 2004);
                              Sales of 24,600 admt

THE ASSUMPTIONS SET OUT IMMEDIATELY ABOVE DO NOT CONSTITUTE AN EXHAUSTIVE LIST OF ASSUMPTIONS.

THE FORWARD-LOOKING FINANCIAL INFORMATION CONTAINED HEREIN WAS PREPARED BY THE MANAGEMENT OF DOMAN BASED ON INFORMATION AVAILABLE AS AT THE DATE HEREOF AND THERE ARE NO REPRESENTATIONS, WARRANTIES OR OTHER ASSURANCES THAT ANY OF THE FORWARD-LOOKING FINANCIAL INFORMATION SET FORTH HEREIN WILL BE REALIZED. ON THE BASIS OF THE FOREGOING QUALIFICATIONS, THE FINANCIAL FORECAST HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, THE BOARD OF DIRECTORS OR ANY OF THEIR ADVISORS, AGENTS OR REPRESENTATIVES CONSIDERED OR CONSIDER THE FORECAST TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE FORECAST SHOULD NOT BE RELIED UPON AS SUCH. NO PARTY NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE FORECAST.

                                                2004 FINANCIAL FORECAST
                           -----------------------------------------------------------------
$Cdn millions                        FORECAST FOR THE QUARTER ENDED
                           --------------------------------------------------    YEAR ENDED
                           MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31    DECEMBER 31
                           --------    -------    ------------    -----------    -----------
                             Q1E         Q2E           Q3E            Q4E           2004 E
Sales                       143.6       201.7         188.6          193.4            727.4
Cost of Goods Sold(1)       128.1       150.7         158.0          145.8            582.6
                           ------      ------     ---------       --------       ----------
Gross Profit                 15.5        51.0          30.7           47.6            144.8
SG & A                        4.8         5.3           4.4            4.6             19.1
                           ------      ------     ---------       --------       ----------
EBITDA                       10.7        45.7          26.2           43.0            125.7
  % Margin                      7%         23%           14%            22%              17%
                           ------      ------     ---------       --------       ----------

(1)      Excludes depreciation and amortization

CAUTIONARY NOTE: The foregoing forward-looking financial information, although considered reasonable by Doman, may prove to be incorrect and is subject to risks, uncertainties and other factors, which could cause the actual results to materially vary from the information presented. The information contained in the Annual Information Statement dated April 16, 2004, including, without limitation, the information set forth under the heading "Business of the Company" and the information contained in the Company's Management Discussion and Analysis dated April 16, 2004, identify important factors that could cause such differences. In addition, as noted, the forward-looking information is based on certain assumptions and, although Doman believes the assumptions to be reasonable, such assumptions are subject to uncertainties. Actual results may differ materially from those set out above. No representation or warranty is given that this forward-looking information will be realized. Doman undertakes no obligation to update or revise any of the foregoing forward-looking financial information.

SUPREME COURT
OF BRITISH COLUMBIA                                                 No. L023489
SEAL                                                         VANCOUVER REGISTRY
VANCOUVER
REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
  DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER SALES LTD.,
     WESTERN FOREST PRODUCTS LIMITED WESTERN PULP INC., WESTERN PULP LIMITED
              PARTNERSHIP, and QUATSINO NAVIGATION COMPANY LIMITED

                                                                    PETITIONERS

                                  MEETING ORDER

         BEFORE THE HONOURABLE                         )    FRIDAY THE 30th
                                                       )
         MR. JUSTICE TYSOE                             )     DAY OF APRIL, 2004


THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on this day; AND UPON reading the affidavit #22 of Phil Hosier sworn April 27, 2004 and all other pleadings and materials filed herein; AND UPON hearing Michael A. Fitch, Q.C., counsel for the Petitioners and in the presence of those counsel listed in Schedule "A" attached hereto; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA") and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS AND DECLARES THAT:

PLAN OF ARRANGEMENT

1. All of the Petitioners are hereby authorized and directed to jointly file a Plan of Compromise and Arrangement substantially in the form of the plan which is attached hereto as Schedule "J" (the "Plan"), and a management information circular in connection therewith (the "Information Circular"), provided that approval of the Plan itself is deferred pending further Court application, and to present the Plan to their Affected Creditors for their consideration on the terms of this Order. All capitalized terms used in this Order shall, unless otherwise noted, henceforth have the meanings attributed to them in the Plan.

MEETING

2. The Petitioners are authorized and directed to hold a meeting (the "Meeting") of their Affected Creditors for the purpose of seeking the approval of the Plan on June 7, 2004, at the times and places to be prescribed in the notices of such Meeting or, if adjourned, at such times and places as the Petitioners may determine in consultation with the Monitor and the Restricted Group (as defined in the Plan).

3. The Meeting, subject to the express terms of this Order, shall be called, held and conducted in accordance with the CCAA, any further Order of this Court and the rulings and directions of the Chairman (as defined below).

PUBLICATION OF NOTICE TO CREDITORS

4. By no later than May 11, 2004, the Petitioners shall cause to be published for a period of two consecutive Business Days in each of the Vancouver Sun, the Globe and Mail (National Edition), the National Post and the Wall Street Journal the Notice to Creditors substantially in the form attached as Schedule "B-1" to this Order (the "Publication Notice").

NOTICE OF MEETING TO AFFECTED CREDITORS (OTHER THAN UNSECURED NOTEHOLDERS)

5. As soon as practicable, but not later than May 11, 2004, the Petitioners will send, in the manner prescribed below, to all Affected Creditors (other than Unsecured Noteholders) who were sent a Proof of Claim Package pursuant to the Claims Process Order dated February 21, 2003 and to any Additional Creditors under the Revised Claims Process Order dated April 6, 2004, the following documents (collectively, the "Meeting Materials"): (a) the Notice of Meeting of Affected Creditors substantially in the form attached as Schedule "B" to this Order (the "Notice to Creditors"); (b) the Plan; (c) the Information Circular;
(d) the Affected Creditors'

Proxy (other than Unregistered Noteholders) substantially in the form attached as Schedule "C" hereto (the "Affected Creditors Proxy"); (e) the Election to Receive Cash in substantially the form annexed as Schedule "D" hereto (the "Election to Receive Cash"); (f) the Instructions to Affected Creditors other than Unsecured Noteholders substantially in the form annexed as Schedule "E" hereto; (g) a copy of this Order; and (h) a copy of a Notice of Hearing of the application for the Sanction Order approving the Plan (the "Sanction Order Notice of Hearing").

6. If after the date of this Order the Petitioners become aware of any further Claims of persons not currently known to be Affected Creditors, the Monitor shall forthwith distribute copies of the Meeting Materials to such persons, but the entitlement of each such person to receive notice is abridged to the date the Meeting Materials are distributed to each such person, subject to further order of this Court.

7. The Monitor may distribute the Meeting Materials to Affected Creditors by ordinary mail, personal delivery, telecopy or other electronic means, or any combination thereof, as determined by the Petitioners in consultation with the Restricted Group. The Petitioners shall also post the Meeting Materials on their web page at www.domans.com and the Monitor shall post the Meeting Materials on its web page at www.kpmg.ca/doman. Mailing shall be deemed to be effective on the fourth business day following such mailing. Delivery by telecopy or other electronic means shall be deemed effective on the date and time that such telecopy of electronic transmission is made from the Petitioners' office or the Monitor's office.

NOTICE OF MEETING TO UNSECURED NOTEHOLDERS

8. As soon as practicable, but not later than May 11, 2004, the Monitor shall send by fax, registered mail, courier or other electronic means to each Person shown on the Registered Noteholder List which it received from the Indenture Trustee pursuant to the Revised Claims Process Order (other than CDS, DTC or Participant Holders, as that term is defined in the Revised Claims Process Order) the following materials (collectively, the "Registered Noteholders Meeting Materials"): (a) the Notice to Creditors; (b) the Plan; (c) the Information Circular; (d) the Affected Creditors Proxy; (e) the Election to Receive Cash; (f) the Instructions to Registered Noteholders in substantially the form annexed as Schedule "F" hereto; (g) a copy of this Order; and (h) a copy of the Sanction Order Notice of Hearing.

9. As soon as practicable, but not later than May 11, 2004, the Monitor shall send by fax, registered mail, courier or other electronic means, the following materials (collectively, the "Unregistered Noteholders Meeting Materials") to each Participant Holder on the Participant Holders List which it received from the Indenture Trustee pursuant to the Revised Claims Process Order, or to each such Participant Holder c/o its agent, in such numbers as is required by such Participant Holder in order to provide the Unregistered Noteholders Meeting Materials to each of its Unregistered Noteholders: (a) the Notice to Creditors;
(b) the Plan; (c) the Information Circular; (d) the Unregistered Noteholders' Proxy in substantially the form annexed as Schedule "G" hereto; (e) the Election to Receive Cash; (f) the Instructions to Unregistered Noteholders in substantially the form annexed as Schedule "H" hereto; (g) the Instructions to Participant Holders in the form annexed a Schedule "I" hereto; (h) a copy of this Order; and (i) a copy of the Sanction Order Notice of Hearing. On or before May 11, 2004, the Monitor shall also deliver ten copies of the Unregistered Noteholders Meeting Materials to the Indenture Trustee.

10. Upon receipt of the Unregistered Noteholders Meeting Materials, each Participant Holder or its agent shall:

      (a) promptly complete and sign the applicable section relating to Participant Holders of an Unregistered Noteholders' Proxy for each Unregistered Noteholder which has an account (directly or through an agent) with such Participant Holder;

      (b) deliver to each Unregistered Noteholder that has an account (directly or through an agent) with such Participant Holder the Unregistered Noteholders' Proxy as so completed and signed and one package of the Unregistered Noteholders Meeting Materials; and

      (c) perform any other actions required to enable each Unregistered Noteholder that has an account (directly or through an agent) with such Participant Holder to provide to the Monitor an Unregistered Noteholders' Proxy and vote at the Meeting with respect to the Unsecured Notes owned by such Unregistered Noteholder.

Provided however that where a Participant Holder or its agent has a standard practice for distribution of meeting materials to Unregistered Noteholders and for the gathering of information and proxies from Unregistered Noteholders and further provided that such standard practice has been discussed in advance with the Monitor and is acceptable to the Monitor, the Participant Holder or its agent may, in lieu of following the procedure set out in subparagraphs 10(a),
(b) and (c) above, do the following:

      (i) forward the Meeting Materials to the Unregistered Noteholders in accordance with the usual practice of the Participant Holder or its agent in dealing with unregistered shareholders or noteholders; and

      (ii) submit to the Monitor a Master Voting List in a form satisfactory to the Monitor. The Master Voting List will set out the position of each Unregistered Noteholder, identified either by name or account number, as to voting in favour of or against the Plan and in respect of the Election to Receive Cash, if applicable. The Master Voting List will contain a representation, in a form satisfactory to the Monitor, duly executed from the Participant Holder or its agent that the Master Voting List is a true summary of the position of the Unregistered Noteholders that have an account with the Participant Holder. To be valid for the purpose of voting at the Meeting any Master Voting List must be received by the Monitor no later than 5:00 P.M. (Vancouver time) on June 4, 2004.

If the Monitor receives a Master Voting List from a Participant Holder or its agent, the Monitor will record the vote and Election to Receive Cash for each Unregistered Noteholder in accordance with that Master Voting List as though the Monitor had received a duly completed Unregistered Noteholders' Proxy from each Unregistered Noteholder listed (whether such Unregistered Noteholder is identified by name or by account number) on such Master Voting

List. The Monitor may amend the Unregistered Noteholders Meeting Materials to make those materials consistent with the usual practice of the Participant Holders in dealing with unregistered shareholders or noteholders.

11. Any Person who is not a Participant Holder and who acts as an agent of or otherwise holds Unsecured Notes on behalf of an Unregistered Noteholder and who receives Unregistered Noteholders Meeting Materials from a Participant Holder or from any other Person shall promptly forward the Unregistered Noteholders Meeting Materials to such Unregistered Noteholder and shall forthwith notify the Monitor in writing of the name of the Participant Holder or other Person from whom it received the Unregistered Noteholders Meeting Materials and the name of the Unregistered Noteholder to whom it has forwarded the Unregistered Noteholders Meeting Materials.

12. Only Unregistered Noteholders as of the date on which the Participant Holders List is provided to the Monitor shall be entitled to notice of and vote at the Meeting. Notwithstanding the foregoing, any Person who acquires Unsecured Notes after the date on which the Participant Holders List is provided to the Monitor shall be entitled to vote, provided that such transferee notifies the Monitor that it has obtained Unsecured Notes and shall provide the Monitor with such information and documentation as the Monitor may reasonably require for the purpose of verifying the transfer of the Unsecured Notes including without limitation, a revocation of any Unregistered Noteholders' Proxy submitted by the transferor to the Monitor or an Unregistered Noteholders' Proxy provided to the transferor by its Participant Holder, and provided the Monitor has determined the transferee is entitled to receive the Unsecured Noteholders' Meeting Materials without resulting in a duplicate vote. Upon being notified of such transfer of the Unsecured Notes, and provided the Monitor has determined the transferee is entitled to receive the Unsecured Noteholders' Meeting Materials without resulting in a duplicate vote, the Monitor shall deliver to the transferee, a copy of the Unregistered Noteholders Meeting Materials. The Monitor shall not be under any obligation to distribute Unregistered Noteholders Meeting Materials to, or to accept for voting purposes, an Unregistered Noteholders' Proxy from, any Person who obtains Unsecured Notes after the date on which the Participant Holders List is provided to the Monitor and who fails to notify the Monitor of the transfer of the Unsecured Notes prior to 5:00 p.m. (Vancouver time) on June 2, 2004, provided however that the Monitor shall have the discretion to accept such Unregistered Noteholders Proxy from such Persons where adequate evidence of the transfer of Unsecured Notes is provided to the Monitor prior to the Meeting.

NOTICE SUFFICIENT

13. The publication of the Publication Notice, the distribution to Affected Creditors of the Meeting Materials, the distribution to Registered Noteholders of the Registered Noteholders Meeting Materials, and the distribution to the Indenture Trustee and Participant Holders of the Unregistered Noteholders Meeting Materials in accordance with the requirements of this Order shall constitute good and sufficient service and delivery of this Order and the other documents referred to in this Order on all persons who may be entitled to receive notice and who may wish to attend or to be present or vote in person or by proxy at the Meeting or any adjournment thereof and that no other notice or service need be given or made and no other document or material need be served.

FORMS OF DOCUMENTS

14. The forms of Notice to Creditors, Publication Notice, Affected Creditors' Proxy, Election to Receive Cash, Instructions to Affected Creditors (other than Unsecured Noteholders), Instructions to Registered Noteholders, Unregistered Noteholders' Proxy, Instructions to Unregistered Noteholders and Instructions to Participant Holders, substantially in the forms respectively attached as Schedules "B", "B-1" "C", "D", "E", "F", "G", "H" and "I" to this Order, are hereby approved. Despite the foregoing, the Petitioners may, from time to time, make minor changes to such forms provided the Monitor and the Restricted Group do not object to such changes.

AMENDMENT TO PLAN

15. The Petitioners are authorized to make minor or technical amendments to the Plan or any other amendments which do not adversely affect the interests of Affected Creditors prior to the convening of the Meeting and without prior additional notice to the Affected Creditors but provided that any amendment, alteration, modification, waiver or supplement of or to the Plan or any term or provision thereof must be made on notice to the Restricted Group and the Monitor and shall be conditional upon no objection being received from the Restricted Group or the Monitor to such amendment, alteration, modification, waiver or supplement after receipt of adequate notice thereof by the Restricted Group and the Monitor from the Petitioners. In addition, in the event that the Restricted Group requests that any amendments, alterations, modifications, waivers or supplements be made to or in respect of the Plan and the Petitioners do not cooperate in doing so, such amendments, alterations, modifications, waivers or supplements will be made unless the Monitor objects thereto, subject to the right of the Petitioners and the Restricted Group to have the issued adjudicated by the Court.

CONDUCT OF MEETING

16. Peter D. Gibson of the Monitor, or such other representative of the Monitor as it may designate, shall act as chairman of the Meeting (the "Chairman"). The Monitor shall provide scrutineers for the supervision and tabulation of the attendance, quorum and votes to be conducted at the Meeting, and the Monitor shall report to this Court on the results of such votes by way of affidavit filed in these proceedings.

17. A representative of the Monitor designated by the Chairman of the Meeting shall act as secretary at the Meeting.

18. The Chairman shall be entitled to adjourn and further adjourn the Meeting at the Meeting or any adjourned Meeting provided that any such adjournment or adjournments shall be for a period of not more than thirty (30) days in total and, in the event of any adjournment, the Petitioners shall not be required to deliver any notice of the adjournment of the Meeting or adjourned Meeting other than announcing the adjournment at the Meeting or posting notice of the adjournment at the originally designated time and location of the Meeting or Meeting being adjourned.

19. The only persons entitled to notice of, or to attend the Meeting shall be the Monitor, representatives of the Petitioners, the Affected Creditors entitled to vote at the Meeting (including, for the purposes of attendance, speaking and voting, their respective proxy holders), the Restricted Group, their respective legal counsel, representatives of the Secured Noteholders and representatives of the Working Capital Lender, and any persons appointed as scrutineers for the Meeting. Any other person may be admitted to the Meeting by a majority vote of the Affected Creditors present at the Meeting, in person or by proxy.

20. If the requisite quorum is not present at the Meeting, or if the Meeting is postponed by the vote of the majority in number of the Affected Creditors present in person or by proxy, the Meeting shall be adjourned by the Chairman to a later date, time and place designated by the Chairman.

21. Subject to the terms of this Order, each Affected Creditor, except for Unsecured Noteholders, holding Affected Claims as of June 4, 2004 shall be entitled to vote at the Meeting, in person or by proxy, the amount of such Affected Creditor's Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order.

22. Subject to the terms of this Order, each Registered Noteholder (other than CDS, DTC or Participant Holders) identified in the Registered Noteholders List and each Unregistered Noteholder that has delivered an Unregistered Noteholders' Proxy to the Monitor in accordance with this Order or that is listed on any Master Voting List received by the Monitor in accordance with paragraph 10 of this Order shall be entitled to attend and vote at the Meeting, in person or by proxy, the amount of such Unsecured Noteholders' Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order. An Unregistered Noteholder that does not deliver an Unregistered Noteholders' Proxy to the Monitor in accordance with this Order or who is not listed on a Master Voting List received by the Monitor in accordance with paragraph 10 of this Order shall not be entitled to attend or vote at the Meeting either in person or by proxy.

23. Each Affected Creditor holding Disputed Distribution Claims as of the second Business Day immediately preceding the Meeting may vote at the Meeting the amount, if any, of such Affected Creditor's Disputed Distribution Claim allowed for voting purposes by the Petitioners pursuant to the Claims Process Order and/or the Revised Claims Process Order.

24. For the purpose of calculating the required majorities for approval of the Plan by Creditors pursuant to the CCAA, each Affected Creditor shall be entitled to vote, without duplication, the aggregate amount of such Affected Creditor's Affected Claims and the amount, if any, of such Affected Creditor's Disputed Distribution Claim allowed for voting purposes by the Petitioners pursuant to the Claims Process Order and/or the Revised Claims Process Order.

25. In order to be voted at the Meeting, an Affected Creditors' Proxy must be provided to the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004. Notwithstanding the foregoing, the Monitor shall have the discretion to accept for voting purposes any Affected

Creditors' Proxy signed by the Affected Creditor and delivered to the Monitor prior to the commencement of the Meeting (or any adjournment thereof). The Monitor, in its sole discretion, may accept or reject for voting purposes any Affected Creditors' Proxy delivered to the Monitor, subject to the right of such Affected Creditor to appeal the decision of the Monitor to the Court.

26. In order to be voted at the Meeting, an Unregistered Noteholders' Proxy must be provided to the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004, and must clearly state the name of the applicable Participant Holder, the name of the applicable Unregistered Noteholder, the applicable account number or numbers of the account or accounts maintained by such Unregistered Noteholder with such Participant Holder, and the principal amount of Unsecured Notes that such Unregistered Noteholder holds in each such account or accounts (or otherwise). Notwithstanding the foregoing, the Monitor shall have the discretion to accept for voting purposes any Unregistered Noteholders' Proxy signed by the Unregistered Noteholder and delivered to the Monitor prior to the commencement of the Meeting (or any adjournment thereof). The Monitor, in its sole discretion, may accept or reject for voting purposes any Unregistered Noteholders' Proxy delivered to the Monitor, subject to the right of such Unregistered Noteholder to appeal the decision of the Monitor to the Court. The vote of each Unregistered Noteholder who is listed on a Master Voting List (either by name or by account number) received by the Monitor in accordance with paragraph 10 of this Order but who does not provide an Unregistered Noteholders' Proxy to the Monitor shall be counted at the Meeting as though a duly completed and executed Unregistered Noteholders' Proxy had been received by the Monitor for each such Unregistered Noteholder in accordance with this Order.

UNSECURED NOTEHOLDER CLAIM DISPUTE

27. If there is any dispute as to the amount of the principal or the number of Unsecured Notes held by any Unsecured Noteholder, the Monitor will request the Participant Holder, if any, who maintains book entry records or other records evidencing such Unsecured Noteholder's ownership of Unsecured Notes, to confirm with the Monitor the information provided by such Unsecured Noteholder. If any such dispute is not resolved by such Unsecured Noteholder and the Petitioners, the final Claim of any Unsecured Noteholder for voting and distribution purposes will be determined on application to this Court.

VOTING PROCEDURE

28. At the Meeting, the Chairman shall direct a vote, by written ballot, on a resolution to approve the Plan and any amendments to the Plan made in accordance with the terms thereof.

29. The Monitor shall keep separate records and tabulations of votes cast in respect of:

      (a)   Affected Claims other than Disputed Distribution Claims; and

      (b)   Disputed Distribution Claims.

30. If approval or non-approval of the Plan by Affected Creditors shall prove to be determined by the votes cast in respect of Disputed Distribution Claims, such result shall be reported to the Court as soon as reasonably possible with a request to the Court for directions and an appropriate deferral of the application for the Sanction Order and any other applicable dates.

UNAFFECTED CREDITORS NOT ENTITLED TO VOTE

31. A Creditor with an Unaffected Claim shall not be entitled to vote in respect of such Unaffected Claim.

SANCTION HEARING

32. If the Affected Creditors vote to approve the Plan, the application (the "Sanction Hearing") for the Sanction Order approving the Plan will be heard on June 11, 2004, at 10:00 a.m. in the forenoon, or such later date as may be subsequently advised by the Petitioners. Notice of the hearing date will be contained in the Meeting Materials to be provided to Affected Creditors and such notice, together with notice served upon each person entering an appearance in these proceedings pursuant to the Rules of Court, will constitute good and sufficient service of notice of such hearing. No notice of any adjournment of the proposed hearing date will be given to any Affected Creditor unless written request for such notice is received by counsel for the Petitioners.

33. Any Person, other than the Petitioners, the Monitor and those on the service list in the CCAA Proceedings, wishing to receive materials and appear at the Sanction Hearing shall serve on the solicitors for the Petitioners, the Monitor, and the parties on the service list and file with the Court an Appearance by no later than 5:00 p.m. (Vancouver time) on the second Business Day after the Meeting.

34. In the event that any Person or class of Persons challenges or disputes the quantum or proportion of the Class C Warrants (as defined in the Plan) it is entitled to receive or challenges or disputes the granting of Class C Warrants to any other Person or Class of Person or otherwise challenges or disputes the treatment afforded to the Existing Doman Shareholders (as defined in the Plan) pursuant to the Plan or in any way objects to the sanctioning of the Plan as a result of any matter related to the Class C Warrants:

      (a) such challenge, objection or dispute shall not prevent delay, hinder or otherwise interfere with the sanctioning of the Plan;

      (b) such dispute shall be decided separately by this Court subsequent to the rendering of its decision in respect of the Sanction Hearing;

      (c) the Class C Warrants in dispute shall be placed in trust, on the Plan Implementation Date, with the Monitor until such dispute is resolved, without any further obligation on the part of any of the Petitioners, Lumberco or Pulpco (both of the latter as defined in the Plan), and

      (d) the Court shall conduct the Sanction Hearing without regard to the challenge, objection or dispute raised by such Person or class of Persons with respect to the

            Class C Warrants or the treatment afforded to Existing Doman Shareholders pursuant to the Plan.

35. In the event the Sanction Hearing is adjourned, only those Persons who have filed and served an Appearance shall be served with notice of the adjourned date.

CIT COMMITMENT LETTER

36. The Petitioners are hereby authorized and directed to accept, execute and deliver the Commitment Letter (the "Commitment Letter") dated as of April 5, 2004 between Doman Industries Limited and CIT Business Credit Canada Inc. ("CIT") which is attached to Affidavit #22 of Phil Hosier as Exhibit "D" and the Petitioners are hereby authorized and directed to pay and perform all of its indebtedness, interest, fees, liabilities and obligations to CIT under and pursuant to the Commitment Letter, including, without limitation, payment of the commitment fee in the amount of $100,000.

37. The Petitioners are hereby authorized and directed to negotiate, accept, execute and deliver such credit agreements, mortgages, charges, hypothecs and security documents, guarantees and other definitive documents as are contemplated by the Commitment Letter or as may be reasonably required by CIT (the "Definitive Documents"). Such Definitive Documents shall be negotiated on terms and subject to the conditions set forth in the Commitment Letter.

38. The Petitioners are hereby authorized and empowered to enter into and complete all transactions contemplated by the Commitment Letter and to perform all obligations thereunder.

DISCHARGE OF INDEMNITIES

39. All indemnities granted by any of the Doman Entities in favour of any of their present or former officers, directors and employees shall be discharged upon implementation of the Plan and no Person shall have any further rights in respect of such indemnities as of the Plan Implementation Date (as defined in the Plan).

NOTICE TO FIRST NATIONS

40. As soon as practicable, but not later than May 11, 2004, and notwithstanding that First Nations Claims are Unaffected Claims under the Plan, the Petitioners will send a copy of the Plan and the Information Circular to all First Nations known to the Petitioners to have an interest, or an alleged interest, in any of the assets of the Petitioners, together with a Notice to First Nations explaining the implications of the Plan for First Nations.

PRE-PLAN IMPLEMENTATION STEPS

41. Notwithstanding any previous Order of this Court, the Petitioners are hereby authorized and directed to commence any steps necessary to complete all of the corporate and financial transactions contemplated under the Plan, provided that no such steps shall be taken if objected to by the Restricted Group and provided further that the completion of such transactions shall not become effective until and shall be conditional upon implementation of the Plan.

POSTPONEMENT OF AGM

42. The time required pursuant to the CBCA for the directors of DIL to call the annual meeting of shareholders of DIL is hereby extended from June 30, 2004 until September 30, 2004.

PROVINCE OF BRITISH COLUMBIA

43. For the purpose only of quantifying its Affected Claim relating to corporation capital tax, if any, the Province of British Columbia (including the Minister of Provincial Revenue and the administrator as defined in the Corporation Capital Tax Act, R.S.B.C. 1996, c. 73 (the "CCT Act")) (the "Province") be and is hereby granted leave:

      (a) to make assessments or reassessments under the CCT Act against the Petitioner Doman Forest Products Limited for its 1996, 1997, 1998, 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (b) to make assessments or reassessments under the CCT Act against the Petitioner Eacom Timber Sales Ltd. for its 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (c) to make assessments or reassessments under the CCT Act against the Petitioner Doman Log Supply Ltd. for its 1999 and 2000 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (d) to make assessments or reassessments under the CCT Act against the Petitioner Doman Industries Limited for its 1997, 1998, 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (e) to make assessments or reassessments under the CCT Act against the Petitioner Doman-Western Lumber Ltd. in connection with amended returns filed by it under the CCT Act for its 1997, 1998, 1999, 2000 and 2001 taxation years;

      (f) to make assessments or reassessments under the CCT Act against the Petitioner Eacom Timber Sales Ltd. in connection with amended returns filed by it under the Act for its 1994, 1995, 1996 and 1997 taxation years;

      (g) to make assessments or reassessments under the CCT Act against the Petitioner Doman Log Supply Ltd. in connection with amended returns filed by it under the Act for its 1995, 1996 and 1997 taxation years;

      (h) to consider and decide the appeals of the Petitioner Eacom Timber Sales Ltd. in connection with the notices of assessment under the CCT Act for its 1994, 1995, 1996 and 1997 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals;

      (i) to consider and decide the appeals of the Petitioner Doman Log Supply Ltd. in connection with the notices of assessment under the CCT Act for its 1995, 1996 and 1997 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals;

      (j) to consider and decide the appeals of the Petitioner Doman-Western Lumber Ltd. in connection with the notices of assessment under the CCT Act for its 2000 and 2001 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals; and

      (k) to make assessments or reassessments against the Petitioners Eacom Timber Sales Ltd., Doman Log Supply Ltd. and Doman-Western Lumber Ltd. to give effect to the decisions or other determinations made in connection with the appeals referred to in subparagraphs (h), (i) and (j) above.

44. The relief sought in paragraph 1(a) of the Province's Notice of Motion dated April 27, 2004 be and is hereby adjourned generally, with liberty for the Province to reapply.

45. Notwithstanding any previous Order of This Court in these proceedings, all of the provisions of this Order and of the Revised Claims Process Order pronounced in these proceedings on April 6, 2004 shall apply, mutatis mutandis, to the Province except that the provisions in such Orders and in the Plan in relation to the dates for filing a Proof of Claim and a Notice of Objection to such Claim are extended for the Province until June 3, 2004 and June 4, 2004 respectively, subject to the right of the Province to apply for a further extension, and provided that such Orders and the content of the Plan are all without prejudice to the right of the Province to make application to This Court to argue:

      (a) either before or at or after the Sanction Hearing, that any alleged claim or right of the Province is or should be excluded from the definition of Claim contained in the Plan;

      (b) either before or at the Sanction Hearing, that the waiver of default and permanent injunction provisions contemplated under section 5.14 of the Plan should not apply to certain alleged rights or requirements of the Province; and

      (c) at the Sanction Hearing, in addition to any other arguments, that the Plan should not be sanctioned unless the Court orders in relation to the Province that:

            (i) the definition of "Claim" includes only such rights or claims as are within the definition of "claim" under the CCAA;

            (ii) section 5.14 of the Plan does not apply to any default or non-compliance by any of the Doman Entities with respect to, and so that no Governmental Entity be enjoined or in any way limited from enforcing, any requirement of a statute, regulation or other enactment of British Columbia, or of any contract, lease, licence, permit, plan or other agreement or instrument made pursuant thereto; and

            (iii) section 5.15 of the Plan does not preclude the operation of set-off contemplated in the CCAA.

PORT ALICE EXECUTORY CONTRACT TERMINATIONS

46. Paragraph 8 of the Revised Claims Process Order be and hereby is amended such that the deadline for delivery of notices of termination of all executory contracts for the provision of goods and services to Port Alice, save and except for employment contracts, as well as for delivery of Proof of Claim Packages to the parties to such contracts, is extended to May 14, 2004.

PAYMENT OF LEGAL FEES AND EXPENSES

47. Notwithstanding any previous Order of this Court, the Petitioners are hereby authorized and directed to pay the ongoing legal fees of counsel for the Committee and of counsel for Tricap (as such terms are defined in previous Orders of the Court) forthwith upon being billed, subject to the same right of taxation that exists with respect to all other fees in this matter, including those of counsel to the Petitioners and counsel to the Monitor.

48. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                             BY THE COURT

                                             D. Tysoe, J.

                                             / s / Bobbi Bonneau
                                             ----------------------------------
                                             REGISTRAR

APPROVED AS TO FORM:

/ s / Michael Fitch
--------------------------------
Counsel for the Petitioners

                                                            ENTERED
                                                          MAY - 3 2004

                                                       VANCOUVER REGISTRY
                                                        VOL. 1206 FOL 128

                                  SCHEDULE "A"

                                 LIST OF COUNSEL

Michael A. Fitch, Q.C. and              Counsel for the Petitioners
Robert A. Millar

John McLean                             Counsel for KPMG Inc.

Ryan Patryluk                           Counsel for Pulp, Paper & Woodworkers of
                                        Canada, Local 3 - AND - Pulp, Paper &
                                        Woodworkers of Canada, Local 8

Douglas I. Knowles, Q.C.                Counsel for Tricap Restructuring Fund

Richard Orzy                            Counsel for the Committee of Unsecured
                                        Noteholders

William Kaplan, Q.C.                    Counsel for CIT Business Credit Canada
                                        Inc.

Richard Butler and David Hatter         Counsel for Her Majesty the Queen in
                                        right of the Province of British
                                        Columbia

Raymond Leong                           Counsel for The Attorney General of
                                        Canada

J. Joseph Bateman                       Counsel for Wells Fargo Bank Minnesota,
                                        National Association

Kristy Child                            Counsel for Communication, Energy &
                                        Paperworkers' Union, Local 514

Reece Harding                           Counsel for the Village of Port Alice

and Robert Sloman                       Counsel for Herb Doman

Stephen Schacter, Q.C.                  Counsel for Hayes Forest Services
                                        Limited

Jennifer Glougie, Articled Student      Counsel for the IWA

Paul McLean                             Counsel for Western Forest Products

Stephen R. Ross                         Strathcona Contracting Ltd.

                PLEASE REFER TO WWW.DOMANS.COM FOR SCHEDULES "B"
                        THROUGH "J" OF THE MEETING ORDER.

                                                         Court File No. L023489
                                                             Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                    IN THE MATTER OF THE COMPANIES' CREDITORS
                                 ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

           IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS
          LIMITED, DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS
           LIMITED, DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED,
            DOMAN INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN -
          WESTERN LUMBER LTD., EACOM TIMBER SALES LTD., WESTERN FOREST
            PRODUCTS LIMITED, WESTERN PULP INC., WESTERN PULP LIMITED
              PARTNERSHIP, and QUATSINO NAVIGATION COMPANY LIMITED

                                                      PETITIONERS

               --------------------------------------------------

                                  MEETING ORDER
                --------------------------------------------------

                                                                    No. L023489
                                                           VANCOUVER   REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
  DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER SALES LTD.,
     WESTERN FOREST PRODUCTS LIMITED WESTERN PULP INC., WESTERN PULP LIMITED
              PARTNERSHIP, and QUATSINO NAVIGATION COMPANY LIMITED

                                                                    PETITIONERS

      NOTICE OF HEARING OF APPLICATION FOR SANCTION ORDER

To: All Interested Parties

      TAKE NOTICE that an application will be made by the Petitioners to The Honourable Mr. Justice Tysoe at the Courthouse, 800 Smithe Street, Vancouver, British Columbia at 10:00 in the forenoon on Friday, June 11, 2004 for an Order (the "Sanction Order") approving and sanctioning the Plan of Arrangement in substantially the form of an Order to be subsequently filed and served on all counsel of record, pursuant to section 6 of the Companies' Creditors Arrangement Act, R.S.C. 1985, C. c-36, and section 191 of the Canada Business Corporations Act, R.S.C. 1985, C. c-44 and the inherent jurisdiction of the Court.

      Any person wishing to receive motion materials relating to the application for the Sanction Order and appear at the hearing on June 11, 2004 must file an Appearance with the Court and serve the filed Appearance on the solicitors for the Petitioners, the Monitor, KPMG, Inc. at the addresses provided below and the other parties on the service list (a copy of which can be obtained by contacting Kibben Jackson of counsel for the Petitioners at 604-631-4786) by no later than 5:00 p.m. (Vancouver time) on June 9, 2004.

Dated: May 7, 2004
                                   --------------------------------------------
                                                 Solicitors for the Petitioners

   Counsel for the Petitioners                           The Monitor

  Fasken Martineau DuMoulin LLP                              KPMG, Inc.
     (attn: Kibben Jackson)                           (attn: Anthony Tillman)
2100 - 1075 West Georgia Street                   P.O. Box 10426 Pacific Centre
     Vancouver, B.C. V6E 3G2                            777 Dunsmuir Street
     fax no. (604) 632-4786                           Vancouver, B.C. V7Y 1K3
                                                       fax no. (604) 488-3809